12026923

AMYLIN®

Notice of Annual Stockholders' Meeting, Proxy Statement and 2011 Annual Report

Challenging Science. Changing Lives.

MESSAGE TO OUR SHAREHOLDERS

2011 was a critically important and successful year for Amylin – one in which our entire organization aligned to execute on our stated corporate goals and strategically set the stage for 2012 and beyond. Having regained full rights and responsibilities for the exenatide franchise in 2011 and with the launch of BYDUREON™ (exenatide extended-release for injectable suspension) in Europe and in the U.S., we have ushered in a new era for Amylin and, more importantly, initiated a striking transformation in the treatment of type 2 diabetes (T2D). With BYDUREON, we continue to unleash the potential – and promise – of the incredible science behind the exenatide molecule. For the first time ever, patients have a once-weekly therapy to effectively manage T2D. BYDUREON gives patients the power to control diabetes, rather than having their diabetes control them. In 2005, we introduced two first-in-class diabetes treatments, BYETTA® (exenatide) injection and SYMLIN® (pramlintide acetate) injection, and we have now brought to market the first once-weekly T2D therapy. Amylin is proud to have brought three ground-breaking therapies to market for the treatment of diabetes. We have set a new bar that will spark further innovation and advancements that will continue to revolutionize the treatment options for the diabetes global epidemic.

Amidst all of this transformation, "Challenging Science" and "Changing Lives" have remained the building blocks that motivate all of us across the organization – whether we are speaking with physicians in the field, working on the floor of our manufacturing facility in Ohio, or ensuring that our products are available to all of the patients who need them. These two pillars serve as a rallying cry that grounds us in shared focus and commitment, and creates a seamless continuum of purpose and performance that has defined all aspects of our business since our founding 25 years ago. They will continue to guide us into the future as we solidify our role as a global leader in the fight against diabetes and related metabolic disorders.

Due in part to the successful execution of our 2011 business plan, we have completed a year of strong financial performance for Amylin. Total revenue for 2011 was $650.7 million, with net product sales of $621.6 million, including $517.7 million for BYETTA and $103.9 million for SYMLIN. By continuing to manage our expenses, we generated non-GAAP operating income of $25.7 million in 2011, compared to a non-GAAP operating loss of $4.4 million in 2010. With promising new products and new indications in our pipeline, we will look to build on this success in the years to come.

2011: Setting the Stage through Strategic Execution

We worked diligently in 2011 to achieve many significant milestones mapped to our strategic goals for the year. These included:

Maximizing the value of BYETTA and SYMLIN – We stabilized revenue for BYETTA in the face of intense competition in an expanding GLP-1 receptor agonist market. In one important component of our future growth strategy, in October 2011, we received approval from the U.S. Food and Drug Administration (FDA) for BYETTA as an add-on therapy to insulin glargine. As a result, BYETTA now has the broadest label of any GLP-1 receptor agonist, and has become an important therapeutic option for people with T2D who are not achieving adequate glycemic control on insulin glargine alone. BYETTA was launched in approximately 10 new markets during 2011, allowing a growing number of patients in approximately 80 countries to take advantage of the important benefits of this therapy.

In addition, we also grew SYMLIN revenue in 2011 as we successfully transitioned patients from the SYMLIN vial to the SYMLIN pen. SYMLIN is a non-insulin diabetes medicine that helps people with diabetes control their blood sugar levels by replacing a hormone called amylin. Just as people with diabetes make little or no insulin, they also make little or no amylin. Without enough amylin and insulin, a patient's blood sugar levels can go too high after meals.

Advancing BYDUREON and the exenatide franchise – We worked tirelessly throughout 2011 to complete the FDA's requirements and prepare for approval of BYDUREON in the U.S. Outside the U.S., we achieved landmark milestones in the history of the exenatide molecule and the treatment of T2D in general: European

Union approval for BYDUREON, as well as a favorable recommendation for the product from the National Institute for Health and Clinical Excellence (NICE) in the UK. With these accomplishments, the first ever once-weekly therapy for T2D became a reality for patients.

In a true turning point for our company, in November we mutually agreed with Eli Lilly and Company to end our diabetes alliance, and re-acquired the exclusive global rights to the exenatide franchise. We have now assumed full responsibility for the development and commercialization of the molecule in the U.S., and plan to eventually transition development and commercialization activities outside the U.S. to a new exenatide partner. Re-acquiring the rights to exenatide has further sharpened our commercial focus, and placed us in the strongest position possible to commercialize BYDUREON in the U.S.

Advancing Amylin's metabolic pipeline – We obtained positive results from our proof-of-concept study for the exenatide once-monthly suspension program and held a successful End-of-Phase 2 meeting with the FDA. In addition, we continued to advance our program for metreleptin, an analog of the human hormone leptin, for rare forms of lipodystrophy, and completed the rolling Biologics License Application (BLA) submission to the FDA in April 2012. If approved, metreleptin would represent a tremendous treatment advance for patients who suffer from rare forms of lipodystrophy, which is a life-threatening "ultra orphan" disease that we estimate impacts a few thousand people globally. To date, there are no approved drugs to adequately treat the metabolic abnormalities that occur in lipodystrophy.

Driving efficiencies to further build operating leverage – Our recent achievements have been possible, in part, because of our fiscal discipline to control costs and to preserve our ability to invest in segments of our business that we believe will drive our growth in the years to come. We are proud of the work we did in 2011 – against a backdrop of significant competition and regulatory uncertainty – to simultaneously solidify our top-line performance, invest in future growth drivers and deliver improved financial results. That continued effort provides a solid foundation as we work to execute on the goals we have set for ourselves in 2012.

2012: A New Chapter; An Extraordinary Opportunity

We enter 2012 in a position to realize the extraordinary opportunities we are presented with this year. Our prime focus is the successful launch of BYDUREON to T2D patients in the U.S. and continued support of the exenatide franchise and T2D patients outside of the U.S. As of the first quarter of 2012, BYDUREON has been approved in over 30 countries and launched in 14.

Amylin boasts an experienced commercial organization with the existing required infrastructure to strategically commercialize BYDUREON in the U.S. Our well-developed, well-integrated teams in manufacturing, trade and distribution, marketing, managed care, field medical and field sales are in full alignment, working collaboratively to bring BYDUREON to physicians and payers, and to provide patients with the support and access they need in order to take full advantage of the important benefits of this revolutionary therapy.

To support our commercial opportunities, we have created two dedicated commercial teams – the Exenatide Commercial Team, and the Specialty & Orphan Disease Commercial Team – each with its own focused sales force that will enable us to devote sufficient attention to our entire product portfolio. We have doubled the size of our diabetes sales specialists for the Exenatide Commercial Team, now approximately 650 people strong, and hired 65 additional diabetes sales specialists into the Specialty & Orphan Disease Commercial Team. This realignment of commercial teams also provides us with the necessary infrastructure to support a potential future launch in 2013 of metreleptin for rare forms of lipodystrophy, if approved by the FDA.

To allow us to realize the global potential of exenatide and achieve greater operational flexibility and efficiency, we intend to establish a strategic partnership in 2012. The ideal partner would be a large pharmaceutical company with an extensive global presence.

The introduction of BYDUREON into the U.S. and EU markets comes at an auspicious moment, as the GLP-1 class continues to experience dramatic growth both in the U.S. and abroad. On a whole, the GLP-1 class grew by

50 percent since February 2010 and is approaching $2 billion in global sales[1]. With our two products playing distinct and valuable roles, we aim to continue to grow, shape and lead this important product class. With BYDUREON, we will cultivate the once-weekly GLP-1 market. With the expanded label for BYETTA, the only GLP-1 receptor agonist indicated for use in combination with the world's best-selling basal insulin, we plan to establish a completely new market for mealtime GLP-1 receptor agonists.

As we look to the future, we are also advancing several important lifecycle initiatives for both BYDUREON and the exenatide molecule. We expect to bring the BYDUREON pen to patients in the U.S. in either late 2012 or early 2013. We also plan to initiate the phase 3 program for the exenatide weekly suspension formulation in the middle of this year and the phase 3 program for the exenatide monthly suspension formulation in 2013.

We also continue to add centers and enroll patients for our ongoing EXSCEL cardiovascular outcome study, which is investigating the potential for BYDUREON to reduce cardiovascular events relative to the standard of care in patients with T2D.

As we continue to advance metreleptin for lipodystrophy, we are struck by the broad spectrum of needs of patients across the T2D continuum – from those who are living with T2D, one of the most prevalent diseases in the world, to those impacted by rare metabolic disorders, such as lipodystrophy. By assuming responsibility to understand and address the needs of T2D patients, we are finding new ways to meet these critical patient needs, while also creating additional shareholder value.

Other pipeline initiatives include the ongoing phase 1 study, initiated in January 2012, of AC165198, our peptide hybrid molecule, or phybrid, that we are developing with our partner Biocon, Limited. In addition, although we discontinued the pramlintide/metreleptin program for obesity based on a joint commercial reassessment of the program with our partner Takeda Pharmaceutical Company Limited, we will continue to explore new options in this market. As the prevalence of obesity continues to rise in the U.S. and around the world, there is a clear need for innovative therapies to address this disease.

Corporate Responsibility at Amylin

As we continue to grow and thrive as a company, we are ever mindful of the role we must play as a responsible corporate citizen. We are continually implementing and advancing initiatives across our organization designed to demonstrate our ongoing commitment to environment and to community.

Operating with alert sensitivity to natural resources, promoting sustainable growth and facilitating economic prosperity in an environmentally responsible manner are major priorities at Amylin. In 2011, we established and achieved ambitious goals to further reduce hazardous waste and potable water use, minimize energy consumption, and advance recycling efforts. For the third consecutive year, we were honored by the California Department of Resources Recycling and Recovery's (CalRecycle) Waste Reduction Awards Program, or WRAP, which recognizes organizations for their outstanding waste reduction efforts. We also continued to use the LEED® (Leadership in Energy and Environmental Design) Green Building™ system to validate best practices in energy efficiency, environmentally responsible construction, and optimal working conditions for building occupants. In 2012, we are working diligently to maintain and expand these and other environmental sustainability initiatives.

Amylin's corporate responsibility extends to our interaction and involvement within the broader business community as well. For example, as part of our work with the U.S. Department of Veterans Affairs, we are planning to implement a Supplier Diversity Program that promotes subcontracting with diverse small businesses – including a variety of veteran-owned, women-owned, HUBZone (Historically Underutilized Business Zone) and other types of small businesses that supply products and services to advance our development and delivery of therapeutics.

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[1] Source: EvaluatePharma

These examples provide just a snapshot into the multiple corporate social responsibility initiatives underway at Amylin focused on community, environment, education, and advocacy. In the months and years ahead, we look forward to furthering our dedication, and action, in these critical areas.

In closing, I want to thank our Board of Directors for their support and guidance over the past year as we made critical decisions and navigated a new course to ensure a sustainable future of our company. I also want to thank our employees for their continued commitment, focus, and genuine desire to positively impact people's lives. Our success relies upon – and is largely attributed to – the employees of Amylin who collectively allow us to Challenge Science and Change Lives on a daily basis.

Successfully bringing BYDUREON to market is both a significant advancement and an awesome responsibility. With this next chapter in Amylin's history well underway, we are working to deliver on the clinical and commercial promise of BYDUREON, and to leverage this opportunity to make an even greater impact on shareholder value. We thank you for your continued support of this mission.

Sincerely,

Daniel M. Bradbury

President and Chief Executive Officer, Amylin Pharmaceuticals

AMYLIN®

April 16, 2012

Dear Stockholders:

It is my pleasure to invite you to Amylin's 2012 Annual Meeting of Stockholders. We will hold the meeting on Tuesday, May 15, 2012, at 9:00 a.m. local time at our corporate offices located at 9360 Towne Centre Drive, San Diego, California 92121. During the annual meeting, we will discuss each item of business described in the enclosed Notice of Annual Meeting and Proxy Statement and provide a corporate overview. There will also be time for questions.

This booklet includes the Notice of Annual Meeting, Proxy Statement and our Annual Report on Form 10-K. The Proxy Statement provides information about Amylin in addition to describing the business we will conduct at the meeting.

We hope you will be able to attend the annual meeting. Whether or not you expect to attend, please vote your shares using any of the following methods: vote by telephone or the Internet, as described in the instructions you receive; complete sign and date the proxy card and return it in the prepaid envelope; or vote in person at the meeting.

Sincerely,

Daniel M. Bradbury

Daniel M. Bradbury
President and Chief Executive Officer

AMYLIN PHARMACEUTICALS, INC.
9360 Towne Centre Drive
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 15, 2012

Dear Stockholders:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of Amylin Pharmaceuticals, Inc., a Delaware corporation. The meeting will be held on Tuesday, May 15, 2012 at 9:00 a.m. Pacific Time at our corporate offices located at 9360 Towne Centre Drive, San Diego, California, 92121, for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected.
2. To approve an increase of 12,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2009 Equity Incentive Plan.
3. To approve an increase of 2,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2001 Employee Stock Purchase Plan.
4. To ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.
5. To approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement.
6. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is March 27, 2012. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof. If you are unable to attend the annual meeting, you may listen to a webcast of it on our website, *www.amylin.com*.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 15, 2012 at 9360 Towne Centre Drive, San Diego, California 92121:

The notice of Amylin's 2012 annual stockholder meeting, proxy statement and other proxy materials, and a copy of Amylin's 2011 Annual Report are available at *www.proxyvote.com*.

The Board of Directors recommends that you vote **FOR** the proposals identified above.

By Order of the Board of Directors

Daniel M. Bradbury
President and Chief Executive Officer

San Diego, California
April 16, 2012

Whether or not you expect to attend the meeting, please vote by proxy as promptly as possible in order to ensure your representation at the meeting. You may vote by telephone or on the Internet, or if you received these proxy materials in the mail, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Even if you have voted by proxy, you may still vote in-person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must provide a proxy issued in your name from that record holder.

AMYLIN PHARMACEUTICALS, INC.
9360 Towne Centre Drive
San Diego, California 92121

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 15, 2012

Questions and Answers

Why am I receiving these proxy materials?

You have received these proxy materials because the Board of Directors of Amylin Pharmaceuticals, Inc. is soliciting your proxy to vote at its 2012 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the annual meeting to vote your shares. Instead, you can vote by telephone, on the Internet, or by completing, signing, dating and returning the proxy card in the postage-paid envelope provided.

We intend to mail this proxy statement and the accompanying proxy card on or about April 16, 2012 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 27, 2012, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 161,656,477 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to submit your proxy by telephone or on the Internet or by completing, signing, dating and returning your proxy card in the postage-paid envelope provided to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you obtain a valid proxy issued in your name from your broker, bank or other agent.

What am I voting on?

There are five matters scheduled for a vote at the annual meeting:

- the election of directors,

- the approval of an increase of 12,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2009 Equity Incentive Plan, or the 2009 EIP,
- the approval of an increase of 2,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2001 Employee Stock Purchase Plan, or the 2001 ESPP,
- the ratification of the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and
- advisory approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement in accordance with the Securities and Exchange Commission, or SEC, rules.

How do I vote?

For the election of directors, you may either vote "For" all nominees or you may "Withhold" your vote for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or you may abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting. Alternatively, you may vote by proxy either by telephone or on the Internet or by using the accompanying proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote by telephone, follow the instructions shown on the enclosed proxy card. You will be asked to provide the control number shown on the proxy card. Your telephone vote must be received by 11:59 p.m. Eastern Time on May 14, 2012 to be counted.
- To vote on the Internet, go to *www.proxyvote.com* and follow the instructions on the enclosed proxy card. You will be asked to provide the control number shown on the proxy card. Your Internet vote must be received by 11:59 p.m. Eastern Time on May 14, 2012 to be counted.
- To vote using the accompanying proxy card, simply complete, sign, date and return it as promptly as possible in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote in person, come to the annual meeting and we will give you a ballot during the meeting upon your request.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions from that organization rather than from us. You may instruct your bank or broker how to vote your shares by simply completing, signing and mailing the accompanying proxy card. Alternatively, you may vote by telephone or on the Internet as instructed by your broker, bank or other agent. To vote in person at the annual meeting, you must provide a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

Participants in the 401(k) Plan and ESOP

If you are a participant in our 401(k) plan and/or our Employee Stock Ownership Plan, or ESOP, you are receiving these proxy materials in the mail and you may vote by telephone or the Internet or by using the enclosed proxy card. Your vote will serve to direct Fidelity Management Trust Company, as trustee of our 401(k) plan and ESOP, regarding how to vote the shares of our common stock attributable to your individual account under the 401(k) plan and ESOP. Your directions to Fidelity will be tabulated confidentially. Fidelity will vote shares as instructed by participants. Please provide voting directions to Fidelity by May 10, 2012, to help ensure that the shares attributable to your account will be voted.

Note Regarding Internet Voting

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on March 27, 2012, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed proxy card without marking any voting selections or if you vote by telephone or on the internet without indicating how you want to vote, your shares will be voted "For" the election of all nominees for director, "For" the approval of an increase in the aggregate number of shares of our common stock authorized for issuance under the 2009 EIP, "For" the approval of an increase in the aggregate number of shares of our common stock authorized for issuance under the 2001 ESPP, "For" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm and "For" the advisory resolution on compensation of our Named Executive Officers. If any other matter is properly presented at the meeting, one of the individuals named on your proxy card as your proxy will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. In addition, we have retained Innisfree M&A Incorporated to assist in the distribution of proxy materials and solicitation of votes for a fee not to exceed $12,500, plus reimbursement of out-of-pocket expenses.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on each proxy card you receive to vote by telephone or the Internet or complete, sign and return each proxy card you receive to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the annual meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- you may submit another properly executed vote by proxy with a later date,
- you may send a written notice that you are revoking your proxy to our Corporate Secretary at 9360 Towne Centre Drive, San Diego, California 92121, or

- you may attend the annual meeting and vote in person (however, simply attending the annual meeting will not, by itself, revoke your proxy).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, a stockholder proposal must be submitted in writing by December 17, 2012, to our Corporate Secretary at 9360 Towne Centre Drive, San Diego, California 92121. If you wish to submit a proposal that is not to be included in next year's proxy materials, your proposal generally must be submitted in writing to the same address no later than January 15, 2013. Please review our Bylaws, which contain additional requirements regarding advance notice of stockholder proposals.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to any proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions will be counted towards the vote total for each of proposals 2, 3, 4 and 5, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), that nominee will provide you with a voting instruction form. Please follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker, bank or other agent may vote shares held in street name in the absence of your voting instructions, and include the ratification of the selection of our independent registered public accounting firm. On non-discretionary items for which you do not give instructions to your broker, bank or other agent, which include the election of directors, the approval of the increase of 12,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2009 Equity Incentive Plan, the approval of the increase of 2,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2001 Employee Stock Purchase Plan and the advisory vote on compensation of our Named Executive Officers, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the eleven nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome. Each of the incumbent directors who is nominated for re-election at the annual meeting has tendered an irrevocable resignation from the Board that will be effective if the nominee fails to receive more "For" votes than "Withheld" votes at the annual meeting and the Board accepts such resignation.
- To be approved, the increase of 12,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2009 Equity Incentive Plan must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy.
- To be approved, the increase of 2,000,000 shares in the aggregate number of shares of our common stock authorized for issuance under our 2001 Employee Stock Purchase Plan must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy.

- To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy.
- To be approved, the advisory resolution with respect to compensation of our Named Executive Officers must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by stockholders present at the meeting or by proxy. At the close of business on the record date, there were 161,656,477 shares outstanding and entitled to vote. Therefore, in order for a quorum to exist, 80,828,239 shares must be represented by stockholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our Current Report on Form 8-K filed with the SEC within four business days of the annual meeting of stockholders. If the final voting results are not available within four business days after the meeting, we will provide the preliminary results in the Form 8-K and the final results in an amendment to the Form 8-K within four business days after the final voting results are known to us.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board of Directors currently consists of eleven members. Accordingly, there are eleven nominees for director this year: Adrian Adams; Teresa Beck; M. Kathleen Behrens; Daniel M. Bradbury; Paul N. Clark; Paulo F. Costa; Alexander Denner; Karin Eastham; James R. Gavin III; Jay S. Skyler; and Joseph P. Sullivan. Each director is to be elected at the annual meeting to serve until our 2013 Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their death, resignation or removal. Each of the nominees is currently a director of Amylin and was elected by our stockholders.

Directors are elected by a plurality of the votes present at the meeting or by proxy and entitled to vote at the meeting. The eleven nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. If no contrary indication is made, shares represented by executed proxies will be voted "For" the election of the eleven nominees named above or, if any nominee becomes unavailable for election as a result of an unexpected occurrence, "For" the election of a substitute nominee designated by our Board of Directors. Each nominee has agreed to serve as a director if elected and we have no reason to believe that any nominee will be unable to serve.

Each of the incumbent directors who is nominated for re-election at the 2012 Annual Meeting has tendered an irrevocable resignation from the Board that will be effective if the nominee fails to receive more "For" votes than "Withheld" votes at the 2012 Annual Meeting and the Board accepts such resignation.

We require all of our directors and nominees for director to attend our Annual Meeting of Stockholders, absent an irreconcilable conflict. Each of our eleven directors elected at our 2011 Annual Meeting of Stockholders were in attendance at the meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH NOMINEE NAMED ABOVE.

The following is biographical information as of March 31, 2012 for each nominee for director.

Name	Age	Position
Daniel M. Bradbury	50	President, Chief Executive Officer and Director
Paulo F. Costa	61	Chairman of the Board
Adrian Adams	61	Director
Teresa Beck	57	Director
M. Kathleen Behrens, Ph.D.	59	Director
Paul N. Clark	65	Director
Alexander Denner, Ph.D.	42	Director
Karin Eastham	62	Director
James R. Gavin III, M.D., Ph.D.	66	Director
Jay S. Skyler, M.D., MACP	65	Director
Joseph P. Sullivan	69	Director

Mr. Bradbury has been our Chief Executive Officer since March 2007, serving as President since June 2006 and as Chief Operating Officer since June 2003. He has served as a director since June 2006 and serves on the Finance Committee. He previously served as Executive Vice President from June 2000 until June 2003. He joined Amylin in 1994 and has held officer-level positions in Corporate Development and Marketing during that time. Prior to joining Amylin, Mr. Bradbury spent ten years at SmithKline Beecham Pharmaceuticals, where he held a number of sales and marketing positions. He is a member of the Board of Directors of Illumina, Inc. He also serves on the RAND Health Board of Advisors and as a board member for PhRMA, BIOCOM, the Keck Graduate Institute's Board of Trustees and the San Diego Regional Economic Development Corporation. Mr. Bradbury serves on the UCSD Rady School of Management's Advisory Council, the University of Miami's Innovation Corporate Advisory Council and the University of Miami's Diabetes Research Institute Corporate Advisory Council. Based on Mr. Bradbury's prior experience in senior management positions at Amylin, including in the areas of sales and marketing and operations, and his service on other boards of directors, the Board believes Mr. Bradbury has the appropriate set of skills to serve as a member of our Board. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

Mr. Costa has served as a director since June 2009 and has served as Chairman of the Board of Amylin since August 2009. Since June 2009, Mr. Costa has served on the board of Macrogenics, Inc. Mr. Costa served as President and Chief Executive Officer of Novartis U.S. Corporation, a pharmaceutical and consumer health company, from October 2005 until August 2008. Previously, he served as Head of the Americas and President and Chief Executive Officer of Novartis Pharmaceutical Corporation from July 1999 to October 2005. Prior to joining Novartis, Mr. Costa worked at Johnson & Johnson for 30 years, where he served from 1993 to 1998 as President of Janssen Pharmaceutical. In 1998 he became Executive Vice President, Global Franchise Development and a member of Johnson & Johnson's Group Operating Committee. Mr. Costa has held various sales and marketing positions and has over 20 years of general management experience, having launched in the U.S. market 10 pharmaceutical products in various therapeutic areas. Based on Mr. Costa's diverse experience in the pharmaceutical industry, ranging from successful product development, launch and commercialization and his extensive senior management experience within the industry, the Board believes Mr. Costa has the appropriate set of skills to serve as a member of our Board. Mr. Costa earned his M.B.A. from Harvard Business School and is a graduate of the Sao Paulo School of Business Administration.

Mr. Adams has served as a director since October 2007 and serves as the chair of the Compensation and Human Resources Committee and on the Corporate Governance Committee. Since December 2011, he has served as President and Chief Executive Officer of Auxilium Pharmaceuticals, Inc., a specialty biopharmaceutical company. From September 2011 to November 2011, he served as Company Chairman and Chief Executive Officer of Neurologix, Inc., a company focused on development of multiple innovative gene therapy development programs. From February 2010 to May 2011, he served as President and Chief Executive Officer of Inspire Pharmaceuticals, Inc., a pharmaceutical company focused on developing and commercializing ophtalmic products, and as a member of Inspire's board of directors. From March 2007, Mr. Adams served as President and, since May 2007, as Chief Executive Officer of Sepracor, Inc., a pharmaceutical company focused on central nervous system and respiratory therapies. From March 2007 to May 2007, Mr. Adams also served as Sepracor's Chief Operating Officer. From January 2002 until March 2007, Mr. Adams served as President and Chief Executive Officer of Kos Pharmaceuticals, Inc. and from April 2001 until January 2002 as President and Chief Operating Officer. Mr. Adams served as President and Chief Executive Officer of Novartis-UK from 1999 until his tenure began at Kos. For the previous seven years, he was with SmithKline Beecham Pharmaceuticals, last serving as President and CEO of the company's Canadian subsidiaries. Previous assignments at SmithKline Beecham included Vice President and Director of Worldwide Marketing in the U.S.; and Director and Vice President of Sales and Marketing in the United Kingdom. Mr. Adams began his career at ICI Pharmaceuticals, where he rose from research laboratory assistant to Director of Sales and Marketing. Within the past five years Mr. Adams also served on the board of directors of Inspire Pharmaceuticals, Inc., Kos Pharmaceuticals, Inc. and Sepracor, Inc. Based on Mr. Adams' senior management experience as a Chief Executive Officer and his service on other boards of directors in the biotechnology and pharmaceutical industries, including his experience in strategic planning, and sales and marketing, the Board believes Mr. Adams has the appropriate set of skills to serve as a member of our Board. He is a graduate of the Royal Institute of Chemistry for Salford University Manchester in the United Kingdom.

Ms. Beck has served as a director since March 2007 and serves on the Audit Committee and the Compensation and Human Resources Committee. Ms. Beck is retired and has served as a director for Questar Corporation since October 1999. Within the past five years Ms. Beck also served on the board of directors of Albertsons, Inc., ICOS Pharmaceuticals, Lexmark International, Inc. and Textron, Inc. In addition, she serves as a member of the Board of Trustees of Intermountain Healthcare, The Nature Conservancy and the Nature Conservancy of Utah. From 1998 until her retirement in June 1999, Ms. Beck served as President of American Stores Company, and previously served as its Chief Financial Officer from 1993 to 1998. Prior to her appointment as Chief Financial Officer, Ms. Beck served in various finance and accounting related positions with American Stores from 1982 to 1993. Based on Ms. Beck's service on other boards of directors and her extensive business, financial and accounting background, including her previous role as Chief Financial Officer at a publicly-held company, the Board believes Ms. Beck has the appropriate set of skills to serve as a member of our Board. Ms. Beck received a B.S. and an M.B.A. from the University of Utah.

Ms. Behrens has served as a director since June 2009 and serves on the Audit Committee and the Science and Technology Committee. From January 2003 to the present, Ms. Behrens has served as a consultant for RS Investments, an investment management and research firm, where she had been managing director from 1996 to 2002. From 2001 until January 2009, Ms. Behrens served as a member of the President's Council of Advisors on Science and Technology where she was Chair of Council's Subcommittee on Personalized Medicine. From 1997 to 2005, Ms. Behrens was also a director of the Board of Science, Technology and Economic Policy for the National Research Council and was a member of the Institute of Medicine Committee on New Approaches to Early Detection and Diagnosis of Breast Cancer. Within the past five years Ms. Behrens also served on the board of directors of AVI Biopharma, Inc. Based on Ms. Behrens' extensive financial service background and experience in the biotechnology industry, including her service on many biotechnology company boards of directors, the Board believes Ms. Behrens has the appropriate set of skills to serve as a member of our Board. Ms. Behrens received a Ph.D. in Microbiology from the University of California, Davis.

Mr. Clark has served as a director since June 2009 and serves on the Risk Management and Finance Committee. Mr. Clark has served as an operating partner of Genstar Capital, a private equity investment firm, since July 2007. Prior to joining Genstar, he served as a director, Chief Executive Officer and President of Icos Corporation, a biotechnology company that was engaged in the development and commercialization of various therapeutic products, from June 1999 until January 2007 and as Chairman of the Board of Directors of Icos from February 2000 to January 2007. From 1984 to December 1998, Mr. Clark worked in various capacities for Abbott Laboratories, retiring from Abbott as Executive Vice President and as a board member. He previously served as Abbott's Senior Vice President from 1990 to 1998 and as Vice President from 1984 to 1990. Prior to joining Abbott, he served as Vice President in sales and marketing positions with Marion Laboratories from 1983 to 1984 and in various sales, marketing and operations positions at Sandoz Pharmaceuticals from 1973 to 1983. He currently serves on the board of directors for Agilent Technologies, Inc., Catalent Pharma Solutions, Harlan Labs, and as Chairman for Cerevast Therapeutics. Based on Mr. Clark's experience in the pharmaceutical and biotechnology industries, including his experience serving in senior management positions, sales and marketing positions and his experience leading companies in drug discovery, development and commercialization, the Board believes Mr. Clark has the appropriate set of skills to serve as a member of our Board. Mr. Clark received his M.B.A. from Dartmouth College and his B.S. in finance from the University of Alabama.

Mr. Denner has served as a director since June 2009 and serves on the Risk Management and Finance Committee and the Science and Technology Committee. From November 2011 to the present, Mr. Denner has been engaged in starting an investment management company. From August 2006 to November 2011, Mr. Denner served as Managing Director of entities affiliated with Carl C. Icahn including various private investment funds. From April 2005 to May 2006, Mr. Denner served as a portfolio manager for Viking Global Investors. Previously, he served in a variety of roles at Morgan Stanley, beginning in 1996, including as a portfolio manager of healthcare and biotechnology mutual funds. He is currently a director of Biogen Idec and Enzon Pharmaceuticals, Inc. Within the past five years Mr. Denner also served as a director at ImClone Systems, Incorporated. Based on Mr. Denner's previous financial experience as a portfolio manager of healthcare and biotechnology mutual funds and his service on the board of directors of other biopharmaceutical companies, the Board believes Mr. Denner has the appropriate set of skills to serve as a member of our Board. Mr. Denner received an S.B. degree from the Massachusetts Institute of Technology and an M.S., M.Phil. and Ph.D. degrees from Yale University.

Ms. Eastham has served as a director since September 2005 and serves as the chair of the Audit Committee and on the Compensation and Human Resources Committee. From May 2004 to September 2008, she served as Executive Vice President and Chief Operating Officer and as a member of the Board of Trustees of the Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From April 1999 to May 2004, Ms. Eastham served as Senior Vice President, Finance, Chief Financial Officer, and Secretary of Diversa Corporation, a biotechnology company. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, from 1976 to 1988. Ms. Eastham also serves as a director for Illumina, Inc., Geron Corporation and Trius Therapeutics. Within the past five years Ms. Eastham also served as director of Genoptix, Inc., SGX Pharmaceuticals, Inc. and Tercica, Inc. Based on Ms. Eastham's extensive senior management experience in the biopharmaceutical industry, particularly in key corporate finance and accounting positions, and her service on other boards of directors, the Board believes Ms. Eastham has the appropriate set of skills to serve as a member of our Board. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant and a Certified Director.

Dr. Gavin has served as a director since December 2005 and serves as Chair of the Corporate Governance Committee and on the Science and Technology Committee. Dr. Gavin has been Chief Executive Officer & Chief Medical Officer of Healing Our Village, Inc., a health communications corporation, since July 2007. Since April 2012, Dr. Gavin has been Chairman of the Board of the Partnership for a Healthier America. From January 2006 to July 2007, he served as President and Chief Executive Officer of MicroIslet, Inc., a biotechnology company focused on transplant therapy for patients with diabetes, and from January 2005 to January 2006, he served as Executive Vice President for Clinical Affairs for Healing Our Village, Inc. He was President of the Morehouse School of Medicine from June 2002 to December 2004. He also serves as Clinical Professor of Medicine, Emory University School of Medicine and Clinical Professor of Medicine at the Indiana University School of Medicine.

Dr. Gavin is a member of the board of directors of Baxter International Inc. Within the past five years Dr. Gavin served as a director of Nuvelo, Inc. Dr. Gavin was Chairman of the board of directors of Equidyne Corporation from August 2001 to 2003. From 1991 to 2002, Dr. Gavin was a Senior Scientific Officer of the Howard Hughes Medical Institute. From October 2003 until October 2006, he served as National Chairman of the National Diabetes Education Program. Dr. Gavin has received numerous civic and academic awards and honors, including the "Living Legend in Diabetes Award" in 2009 from the American Association of Diabetes Educators. Based on his medical background, including his significant diabetes research and clinical expertise, his previous leadership positions with the American Diabetes Association and the National Diabetes Education Program, and his senior management and board service with other companies, the Board believes Dr. Gavin has the appropriate set of skills to serve as a member of our Board. He received his B.S. in Chemistry at Livingstone College, a Ph.D. in Biochemistry at Emory University and an M.D. at Duke University Medical School.

Dr. Skyler has served as a director since August 1999 and serves as the chair of the Science and Technology Committee. He is Professor of Medicine, Pediatrics and Psychology, in the Division of Endocrinology Diabetes and Metabolism; and Director for Clinical Research and Academic Programs at the Diabetes Research Institute; all at the University of Miami Miller School of Medicine in Florida, where he has been employed since 1976. He is also Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases of the Type 1 Diabetes TrialNet clinical trial network, and serves on the board of directors of DexCom, Inc., and various private companies. Dr. Skyler has served as President of the American Diabetes Association and as Vice President of the International Diabetes Federation. Dr. Skyler serves on the editorial board of several diabetes and general medicine journals and the advisory panel of several pharmaceutical companies. Based on his medical background, including his significant diabetes expertise, his previous leadership positions with the American Diabetes Association and the International Diabetes Foundation, and his extensive background in the area of diabetes education and research, the Board believes Dr. Skyler has the appropriate set of skills to serve as a member of our Board. He received his B.S. from the Pennsylvania State University, his M.D. from Jefferson Medical College, and completed postdoctoral studies at Duke University Medical Center.

Mr. Sullivan has served as a director since September 2003 and serves on the Corporate Governance Committee and as the chair of the Risk Management and Finance Committee. Mr. Sullivan is currently Chairman of the Board of Advisors of RAND Health and is the former Chairman of the Board of Advisors of the UCLA Medical Center. From 2000 to 2003, Mr. Sullivan served as Chairman, Chief Executive Officer and a director of Protocare, Inc. From 1993 until November 1999, he served as Chairman, Chief Executive Officer and a director of American Health Properties, Inc. For the previous twenty years, Mr. Sullivan was an investment banker with Goldman Sachs. Mr. Sullivan currently serves on the board of directors of CIGNA Corporation (NYSE, a global health services organization), HCP, Inc. (NYSE, a real estate investment trust) and MPG Office Trust, Inc. (NYSE, a real estate investment trust). Based on his previous experience as an investment banker, particularly his extensive background in corporate finance and capital raising, his service on other boards of companies within the healthcare industry and other industries, and his healthcare policy leadership position as Chairman of the Board of Advisors of RAND Healthcare, the Board believes Mr. Sullivan has the appropriate set of skills to serve as a member of our Board. Mr. Sullivan received his M.B.A. from the Harvard Graduate School of Business Administration and his J.D. from the University of Minnesota Law School.

Background of Executives Not Listed Above

The following is biographical information as of March 31, 2012 for each of our executives not listed above.

Name	Age	Position
Mark G. Foletta	51	Senior Vice President, Finance and Chief Financial Officer
Mark J. Gergen	49	Senior Vice President, Corporate Development
Orville G. Kolterman, M.D.	64	Senior Vice President, Chief Medical Officer
Harry J. Leonhardt	55	Senior Vice President, Legal and Compliance, and Corporate Secretary
Marcea Bland Lloyd	63	Senior Vice President, Chief Administrative Officer and General Counsel
Paul G. Marshall	52	Senior Vice President, Operations
Vincent P. Mihalik	61	Senior Vice President, Sales and Marketing, and Chief Commercial Officer
Lloyd A. Rowland	55	Vice President, Chief Compliance Officer
Christian Weyer, M.D.	43	Senior Vice President, Research & Development

Mr. Foletta has served as Senior Vice President, Finance and Chief Financial Officer since March 2006 and he previously served as Vice President, Finance and Chief Financial Officer from March 2000 to March 2006. Mr. Foletta previously served as a Principal of Triton Group Management, Inc. from 1997 to 2000. From 1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group Ltd., the most recent of which was Senior Vice President, Chief Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, most recently serving as an Audit Manager. Mr. Foletta received a B.A. in Business Economics from the University of California, Santa Barbara. He is a Certified Public Accountant and a member of the Financial Executives Institute.

Mr. Gergen has served as Senior Vice President, Corporate Development since August 2006 and previously served as Vice President of Business Development from May 2005 to August 2006. Prior to joining us, Mr. Gergen was an independent consultant to biotech and medical technology companies for strategy, financing and corporate development. From 2003 to 2005, Mr. Gergen was Executive Vice President at CardioNet, Inc. He held various positions at Advanced Tissue Sciences, Inc. from 2000 to 2003 most recently as Chief Restructuring Officer and Acting CEO. He also served as Senior Vice President, Chief Financial and Development Officer, and Vice President, Development, General Counsel and Secretary. From 1999 to 2000, Mr. Gergen was employed at Premier, Inc. and from 1994 to 1999 he held various positions with Medtronic, Inc. From 1990 to 1994 he held various legal and corporate development positions at Jostens, Inc. and from 1986 to 1990, he practiced law at various law firms. Mr. Gergen serves on the Board of Directors of a privately held company. Mr. Gergen received a B.A. in Administration from Minot State University and a J.D. from the University of Minnesota Law School.

Dr. Kolterman has served as Senior Vice President, Chief Medical Officer since June, 2010 and previously served as Senior Vice President, Research and Development from June 2008 to June 2010. He served as Senior Vice President, Development from March 2008 to May 2008. He also served as Senior Vice President, Clinical and Regulatory Affairs from August 2005 to March 2008, Senior Vice President, Clinical Affairs from February 1997 to August 2005, Vice President, Medical Affairs from 1993 to 1997, and Director, Medical Affairs from 1992 to 1993. From 1983 to 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center at the University of California, San Diego Medical Center. Since 1989, he has been Adjunct Professor of Medicine at the University of California, San Diego. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He was a member of the Diabetes Control and Complications Trial Study Group and presently serves as a member of the Epidemiology of Diabetes Intervention and Complications Study. He is also a past-president of the California Affiliate of the American Diabetes Association. Dr. Kolterman received his M.D. from Stanford University School of Medicine.

Mr. Leonhardt has served as our Senior Vice President, Legal and Compliance and Corporate Secretary since September 2011. He previously served as Vice President, Legal, Corporate Governance and Secretary from June 2010 to September 2011 and served as Vice President Legal, Deputy General Counsel from October 2008 to June 2010. He previously served as our Vice President, Chief Intellectual Property Counsel since September 2007. Prior to joining us, Mr. Leonhardt served as Senior Vice President, General Counsel and Corporate Secretary of Senomyx, Inc., a company focused on supplying ingredients to the food and beverage industry, from September 2003 to September 2007. From February 2001 to September 2003 Mr. Leonhardt was Executive Vice President, General Counsel and Corporate Secretary of Genoptix, Inc. and from July 1996 to November 2000 he served as Vice President and then Senior Vice President, General Counsel and Corporate Secretary of Nanogen, Inc. From January 1990 through June 1996 Mr. Leonhardt served in various legal and management capacities at Allergan, Inc. Prior to that Mr. Leonhardt was an attorney with Lyon & Lyon LLP in Los Angeles where he represented a number of pharmaceutical, biotechnology and consumer products companies. He also serves as a board member for BIOCOM and a Special Master through the California State Bar. Mr. Leonhardt received a B.S. in Pharmacy from the University of the Sciences and a J.D. from the University of Southern California School of Law.

Ms. Lloyd has served as our Senior Vice President, Chief Administrative Officer and General Counsel since July 2011. She previously served as Senior Vice President, Government and Corporate Affairs and General Counsel from June 2008 to July 2011 and Senior Vice President, Legal and Corporate Affairs, and General Counsel from February 2007 to June 2008. Prior to joining us, Ms. Lloyd served as Group Senior Vice President, Chief Administrative Officer, General Counsel and Secretary of VHA Inc., a network of healthcare systems and physicians, from November 2004 to February 2007. Previously, she served as VHA's General Counsel and Secretary from May 1999 to November 2004. From 1993 to April 1999, Ms. Lloyd was Vice President and Assistant General Counsel of Medtronic Inc. and served as Medtronic's Assistant General Counsel from 1991 to 1993. From 1978 to 1991, Ms. Lloyd held various legal positions with Medtronic. Prior to joining Medtronic, Ms. Lloyd served as counsel to Pillsbury Company and Montgomery Ward & Co. and she taught Business Law at the University of Minnesota Business School. Ms. Lloyd is past Chairperson of the Executive Leadership Foundation, a member of the board of directors for California Healthcare Institute and is an associate of the Women Business Leaders of the United States Health Care Industry Foundation. She received a B.S./B.A. from Knox College and a J.D. from Northwestern University.

Mr. Marshall has served as Senior Vice President, Operations since December 2008. He previously served as Vice President Operations from December 2006 to December 2008. Prior to joining us, he was Vice President of Corporate Manufacturing at Amgen, Inc., a biotechnology company focused on developing and delivering human therapeutics. From 2002 to 2005, Mr. Marshall served as Vice President of Recombinant Protein Manufacturing at the Bioscience Division of Baxter International. From 1999 to 2002, he was Site Head of the Baxter International Thousand Oaks facility. He joined Creative BioMolecules in 1992, first as Head of Process Development and Clinical Manufacturing and then as Head of Operations. From 1988 to 1992, Mr. Marshall held various management positions with Welgen Manufacturing Partnership (now Amgen, Rhode Island), Repligen Corporation and Damon Biotech. Mr. Marshall received a B.S. and an M.S. in Biology from the University of Massachusetts at Dartmouth and completed three years of post-graduate work concentrating in hematology and coagulation research at Brown University.

Mr. Mihalik has served as Senior Vice President, Sales and Marketing and Chief Commercial Officer since January 2009. Mr. Mihalik has over 35 years of experience across multiple commercial roles. Before joining us, Mr. Mihalik served as Vice President of Global Brand Development Diabetes and Endocrine Platform Team Leader for Lilly since 2004. Previously, he was Business Unit Head of Diabetes Care for Lilly U.S. from 2001 to 2004. From 1990 to 2001 he served in various senior management positions at other healthcare companies including Senior Vice President and General Manager for Lab Systems and Molecular Biochemical at Roche

Diagnostics Corporation, President, Diabetes Care North America at Boehringer Mannheim Group and President, Scientific Products Biomedical and General Manager, Pandex Diagnostic Research and Development Center for Baxter Healthcare Inc. He has a B.S. degree in Biology from the Pennsylvania State University and completed the Northwestern University Masters in Management-Executive Program.

Mr. Rowland has served as our Vice President, Chief Compliance Officer since June 2010. He previously served as Vice President, Governance and Compliance, Secretary, and Chief Compliance Officer from February 2007 to June 2010 and as Vice President, Legal, Secretary and General Counsel from September 2001 to February 2007. Prior to joining us, Mr. Rowland served in various positions at Alliance Pharmaceutical Corp., including as Vice President, General Counsel and Secretary, beginning in 1993. Earlier, Mr. Rowland served as Vice President and Senior Counsel, Finance and Securities, at Imperial Savings Association for four years. For the previous eight years, he was engaged in the private practice of corporate law with the San Diego, California law firm of Gray, Cary, Ames & Fry, and the Houston, Texas law firm of Bracewell & Patterson. He received a J.D. from Emory University.

Dr. Weyer has served as Senior Vice President, Research and Development since June 2010, and previously served as Vice President, Medical Development from September 2009 to June 2010. He previously served as Vice President of Corporate Development for Diabetes and Obesity from August 2008 to September 2009. Dr. Weyer has held leadership positions in Research, Clinical Development, Corporate Development, and Medical Affairs since joining Amylin in January 2001. Prior to joining us, Dr. Weyer was a Visiting Fellow with the National Institutes of Health, NIDDK, in Phoenix, AZ from 1997-2000, where he conducted clinical research on the pathophysiology of obesity and type 2 diabetes in Pima Indians. He received his MD and clinical training at the Dept. of Metabolic Disorders, WHO Collaborating Center for Diabetes Treatment and Prevention, at the University of Düsseldorf, Germany. Dr. Weyer also holds a postdoctoral master's degree in advanced clinical research from the University of California, San Diego, and currently serves on the program's advisory board.

Independence of the Board of Directors and its Committees and Corporate Governance

As required under NASDAQ Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Amylin, our senior management and our independent auditors, our Board of Directors has affirmatively determined that each of Mr. Adams, Ms. Beck, Ms. Behrens, Mr. Clark, Mr. Costa, Mr. Denner, Ms. Eastham, Dr. Gavin, Dr. Skyler, and Mr. Sullivan are independent directors within the meaning of the applicable NASDAQ listing standards. Our Board of Directors has determined that Mr. Bradbury, our President and Chief Executive Officer, does not qualify as an independent director within the meaning of the applicable NASDAQ listing standards because he is an employee of the company. Relationships reviewed by our Board in making its independence determinations include: Mr. Bradbury's and Ms. Eastham's service together on another public company board of directors and Mr. Denner's former status as an employee of Icahn Capital LP, which currently owns over 5% of our total common shares outstanding.

As required under applicable NASDAQ Stock Market listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors, with the exception of the Risk Management and Finance Committee, are comprised entirely of directors determined by the Board to be independent within the meaning of the applicable NASDAQ listing standards. The Risk Management and Finance Committee is not subject to any independence requirements. In addition, all members of the Compensation and Human Resources Committee are outside directors as defined by Rule 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and are non-employee directors as defined by Rule 16b-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

The Board, upon the recommendation of the Corporate Governance Committee, has adopted Corporate Governance Guidelines, a copy of which can by found on the corporate governance section of our web site, *www.amylin.com.* These Guidelines are intended to enhance the functioning of the Board and its committees, promote the interests of our stockholders and establish a common set of expectations as to how the Board, its various committees and individual directors should perform their functions. In particular, the Guidelines set forth the practices the Board will follow with respect to: meetings of the Board and its committees; composition of the Board and its committees; director compensation; the selection of the Chairman of the Board, our directors and our Chief Executive Officer; management succession; expectations of directors; and evaluation of the Board's, each committee's and each director's performance.

Leadership Structure and Risk Oversight Function of the Board of Directors

The leadership structure of our Board consists of an independent Chairman of the Board, Mr. Costa, who oversees the Board meetings and works with our Chief Executive Officer to establish meeting agendas. The Chairman also oversees executive sessions of the Board at quarterly meetings. We believe this structure enhances the independence of our Board. As noted above, our Chief Executive Officer, Mr. Bradbury, is the only member of our Board who has not been deemed to be independent by the Board. Further, our Corporate Governance Guidelines provide that if the Chairman of the Board is ever deemed to be not independent, the Board shall elect a lead independent director to preside over executive sessions of the Board's independent directors. The Board committees are chaired by independent directors, each of whom reports to the full Board on the activities and decisions made by the committees at Board meetings. We believe this leadership structure helps facilitate efficient decision-making and communication among our directors and fosters efficient Board functioning at regularly scheduled meetings.

Our management is primarily responsible for managing the risks we face in the ordinary course of operating our business. The Board actively oversees potential risks and our risk management activities by receiving operational and strategic presentations from management which include discussions of key risks to our business. In addition, the Board has delegated risk oversight to each of its key committees within their areas of responsibility. For example, the Audit Committee assists the Board in its risk oversight function by reviewing and discussing with management our system of disclosure controls and our internal controls over financial reporting, and risks associated with our cash investment policies. The Corporate Governance Committee assists the Board in its risk oversight function by periodically reviewing and discussing with management important compliance and quality issues. The Compensation and Human Resources Committee assists the Board in its risk oversight function by overseeing strategies with respect to our incentive compensation programs and key employee retention issues. In addition, the Risk Management and Finance Committee oversees our enterprise risk management program. We believe our Board leadership structure facilitates the division of risk management oversight responsibilities among the Board committees and enhances the Board's efficiency in fulfilling its oversight function with respect to different areas of our business risks and our risk mitigation practices.

Information Regarding the Board of Directors and its Committees

Our Board of Directors has five regularly-standing committees, including an Audit Committee, a Compensation and Human Resources Committee, a Corporate Governance Committee, a Risk Management and Finance Committee and a Science and Technology Committee. Each committee operates pursuant to a written charter, copies of which can be found on the corporate governance section of our web site, *www.amylin.com.* Each of our Board committees is required to perform an annual self-performance evaluation, which evaluation includes an evaluation of each director's service on the board and a comparison of the performance of such committee with the requirements of its charter. The performance evaluation also includes a recommendation to the Board of any improvements to the committee's charter deemed necessary or desirable by such committee.

The Board and each of our Board committees has the full power and authority to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or our management.

The following is membership and meeting information for each of our committees during the year ended December 31, 2011, as well as a description of each committee and its functions.

Name	Audit Committee	Compensation and Human Resources Committee	Corporate Governance Committee	Risk Management and Finance Committee	Science and Technology Committee
Adrian Adams		X*	X		
Teresa Beck	X	X			
M. Kathleen Behrens, Ph.D.	X				X
Daniel M. Bradbury				X	
Paul N. Clark				X	
Alexander Denner, Ph.D.				X	X
Karin Eastham	X*	X			
James R. Gavin III, M.D., Ph.D.			X*		X
Jay S. Skyler, M.D., MACP					X*
Joseph P. Sullivan			X	X*	
Total meetings in fiscal year 2011	11	7	4	2	2

* Current Committee Chairperson

Audit Committee

The Audit Committee has been established in accordance with Section 3 of the Securities and Exchange Act of 1934, as amended, and reviews our corporate accounting and financial reporting process on behalf of the Board. The Audit Committee has the sole authority to appoint, retain or terminate our independent auditors; approves in advance all audit and permissible non-audit services to be provided to us by our independent auditors; oversees the independence of our independent auditors; evaluates our independent and internal auditors' performance; oversees and evaluates management's assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year; oversees and evaluates our accounting and financial controls; receives and considers our independent auditors' comments as to accounting and financial controls; discusses with management and our independent auditors the results of the annual audit and our annual financial statements; discusses with management and our independent auditors, as applicable, the results of our independent auditors' interim review of our quarterly financial statements, as well as our earnings press releases; and approves all related-party transactions that are required to be disclosed by applicable laws, rules or regulation.

Our Board of Directors has determined that each of Ms. Beck, Ms. Behrens and Ms. Eastham qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of the directors' knowledge and experience based on a number of factors, including their formal education and prior work experience. Each Audit Committee member is independent as defined in applicable NASDAQ listing standards and SEC regulations.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee, or the Compensation Committee, assists the Board in fulfilling its responsibilities in connection with the compensation of our directors, officers, employees and certain consultants. It performs this function by establishing and overseeing the administration of our compensation policies for our senior management; reviewing and approving strategies for attracting, developing and motivating management and employees; recommending to the Board the approval of compensation plans and programs, including various incentive compensation, retirement and other benefit plans; and administering or overseeing approved plans or programs. The Compensation Committee also develops a succession plan for our Chief Executive Officer and other key executives and produces an annual report with respect to the Compensation Discussion and Analysis included in this proxy statement. To the extent permitted under Delaware General Corporate Law, the Compensation Committee has the authority to delegate its duties and responsibilities to subcommittees as it deems necessary and advisable.

The Compensation Committee has retained Radford, a division of Aon Hewlitt, as an independent consultant to provide advice on matters related to executive and board compensation and evaluating executive compensation programs. The consultant reports to and acts at the direction of the Compensation Committee. Either the Compensation Committee or its designee, the Senior Vice President, Chief Administrative Officer and General Counsel, instruct the consultant with respect to its duties. These duties include preparing competitive compensation analyses and assisting the Compensation Committee with identifying and selecting our group of peer companies listed in the Compensation Discussion and Analysis. The consultant also regularly participates in Compensation Committee meetings and advises the Compensation Committee with respect to compensation trends and prevalent practices. Along with the consultant, our Chief Executive Officer and our Senior Vice President, Chief Administrative Officer and General Counsel, assist the Compensation Committee in reaching compensation decisions with respect to the Named Executive Officers other than themselves.

In our last completed fiscal year, we paid the consultant approximately $90,000 to advise the Compensation Committee regarding the amount and form of executive and director compensation. We also paid the consultant for travel expenses, and for other requests for their services such as subscription fees for compensation, benefit and benchmark surveys we purchase from the consultant and for valuation support to facilitate our accounting for stock-based compensation totaling approximately $22,000. The consultant is a division of Aon Hewlitt. During our last completed fiscal year, we paid affiliates of Aon approximately $105,000 for product liability insurance commissions and for service fees paid in connection with our self-insurance program. The decision to engage the compensation consultant and its affiliate for these additional services was made by management and, due to the nature of the services provided, was not approved by the Compensation Committee or the Board.

In consultation with the Board, the Compensation Committee conducts annual reviews of the performance of our Chief Executive Officer and establishes his compensation. The Compensation Committee also reviews and makes recommendations to the full Board with respect to director compensation. In consultation with management, the Compensation Committee recommends to the Board annual corporate objectives to serve as guidance in making awards under our cash bonus plans and makes recommendations to the Board regarding our overall achievement of those objectives. Additional information regarding the Compensation Committee can be found in the Compensation Discussion and Analysis. Each Compensation Committee member is independent as defined in applicable NASDAQ listing standards and SEC regulations.

Corporate Governance Committee

The Corporate Governance Committee administers the process for determining the selection of candidates for the Board; assesses the composition, operations and performance of the Board and the performance and independence of each director; periodically reviews and assesses our corporate governance guidelines and their application and recommends any changes deemed appropriate to the Board for its consideration; oversees and administers our corporate governance functions on behalf of the Board; oversees and administers compliance matters to the extent such activities are not delegated to other committees; recommends any changes considered appropriate in the authority, operations, charter, number or membership of the Board or any committee; evaluates the need and, if necessary, develops and institutes a plan or program for the continuing education of our directors; and oversees and reviews with management and the Board the adequacy of, and monitors compliance with, our Code for Shared Business Conduct and related conduct and ethics policies. In addition to its Board nominating role, the Corporate Governance Committee assists the Board in working to assure that Amylin operates with proper corporate governance principles and practices.

The Corporate Governance Committee is responsible for determining the Board's slate of director nominees for election to our Board and the individuals to fill vacancies on our Board occurring between annual meetings of stockholders. The Corporate Governance Committee will, at least on an annual basis, consider the mix of skills and experience that the then-current directors bring to the Board to assess whether the Board has the necessary membership and resources to perform its oversight function effectively. The qualifications of any non-incumbent director candidates brought to the attention of the Corporate Governance Committee by directors, management, stockholders or third parties will be evaluated from time to time in light of the Corporate Governance Committee's determination of the Board's needs, and under the same criteria as set forth below. Stockholders wishing to suggest candidates to the Corporate Governance Committee for consideration as directors must submit a written notice to our Board, who will provide it to the Corporate Governance Committee. The address for our Board can be found in this proxy statement under the caption "Stockholder Communications with the Board of Directors" or in the corporate governance section of our website at *www.amylin.com.* Our Bylaws set forth the procedures a stockholder must follow to nominate candidates for director. Certain elements of these procedures are described in this proxy statement under the caption "When are stockholder proposals due for next year's annual meeting?" The Corporate Governance Committee does not distinguish between nominees suggested by stockholders and other nominees.

In evaluating the suitability of potential candidates for Board membership, the Corporate Governance Committee takes into account many factors, including whether the potential nominee meets requirements for independence; the individual's personal qualities and characteristics, accomplishments and reputation in the business community; the potential candidate's current knowledge and contacts in the communities in which Amylin does business and in Amylin's industry or other industries relevant to Amylin's business; the individual's ability and willingness to commit adequate time to Board and committee matters; and the fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective and responsive to the needs of Amylin. The Board has adopted Corporate Governance Guidelines stating that the Corporate Governance Committee will consider the need for the Board to have a diversity of viewpoints, background, experience and other factors when considering nominees to serve on the Board. The Corporate Governance Committee annually reviews each director's skills and areas of expertise in addition to their diverse backgrounds and experiences in order to recommend a slate of directors that has the requisite skills and diversity of viewpoints required to effectively fulfill the duties and responsibilities of our Board. The Corporate Governance Committee has not established any specific minimum qualification standards for nominees to the Board. Each Corporate Governance Committee member is independent as defined in applicable NASDAQ listing standards and SEC regulations.

Risk Management and Finance Committee

The Risk Management and Finance Committee assists the Board in matters relating to our capital-raising and other financing activities and other risk management activities. The Risk Management and Finance Committee considers the ongoing financing needs of Amylin; considers alternative financing mechanisms available to Amylin; makes recommendations to the Board regarding the implementation of appropriate financing mechanisms; and undertakes any other duties or responsibilities expressly delegated to the Risk Management and Finance Committee by the Board from time to time. The Risk Management and Finance Committee charter requires that it consists of at least three directors, one of whom shall be our Chief Executive Officer.

Science and Technology Committee

The Science and Technology Committee assists the Board in fulfilling its oversight responsibilities relating to: (i) our research and development and technology strategies and initiatives; (ii) significant trends in science and technology and the potential impact of such trends on our business and operations; and (iii) ongoing protection of our intellectual property and oversight of lifecycle management strategies. The Science and Technology Committee periodically reviews, evaluates and reports to the Board on our pipeline of research and development programs and our research and development strategies and goals. The Science and Technology Committee charter requires that the committee be comprised of at least two directors and that a majority of the committee must have scientific research or drug development expertise.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our Board of Directors met ten times during 2011. Each incumbent Board member attended seventy-five percent or more of the aggregate of the meetings of the Board and of the committees on which he or she served that were held during the period for which he or she served as a director except for Mr. Clark, who attended sixty-seven percent of such meetings due to conflicting commitments.

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board may do so by writing to the Board of Directors, Attn: Corporate Secretary, 9360 Towne Centre Drive, San Diego, California 92121. The Corporate Governance Committee has established procedures for the handling of communications from stockholders and directed our Corporate Secretary to act as their agent in processing any communications received. Concerns relating to our accounting controls or auditing matters will be referred to the Chair of the Audit Committee. All communications that relate to matters that are within the scope of responsibilities of the Board and its committees are to be forwarded by our Corporate Secretary to our independent directors. Communications that relate to matters that are within the responsibility of one of our Board committees are also to be forwarded by our Corporate Secretary to the chair of the appropriate committee. Communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities are to be sent to the appropriate member of management. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code for Shared Business Conduct that applies to all of our officers, directors and employees. The Code for Shared Business Conduct is available on our website at *www.amylin.com*. If we make any substantive amendments to the Code for Shared Business Conduct or grant any waiver from a provision of the Code for Shared Business Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by NASDAQ listing standards or applicable law.

PROPOSAL 2
APPROVAL OF AMENDMENT OF THE 2009 EQUITY INCENTIVE PLAN

Our 2009 Equity Incentive Plan, or the 2009 EIP, was adopted by the Board on March 4, 2009, subject to stockholder approval, which was subsequently obtained. The 2009 EIP is the successor to and continuation of our 2001 Equity Incentive Plan, which we refer to as the Prior Plan for purposes of this Proposal 2 and as the 2001 EIP elsewhere in this proxy statement, which in turn was the successor to and continuation of our 1991 Stock Option Plan, or the 1991 Option Plan. The 2009 EIP initially included a reserve of (i) 5,000,000 shares, plus (ii) the number of shares that remained available for issuance under the Prior Plan as of the effective date of the 2009 EIP, plus (iii) the number of shares subject to any stock awards that were outstanding under the Prior Plan and the 1991 Option Plan that expired or were terminated or cancelled following the effective date of the 2009 EIP. All outstanding stock awards granted under the Prior Plan continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Prior Plan. As of March 27, 2012, there are no outstanding stock awards under the 1991 Option Plan.

This Proposal 2 seeks an increase in the number of shares authorized for issuance under the 2009 EIP by 12,000,000 shares. The share reserve in the 2009 EIP, determined at any time, will also automatically be increased without any further action by the Board or stockholders by an amount equal to the number of shares of our common stock subject to any outstanding stock option granted under the Prior Plan that expire or are terminated or cancelled. Following March 27, 2012, such increase to the 2009 EIP share reserve cannot exceed a total increase of 12,114,365 shares, which number represents the total number of options that remained unexercised and outstanding under the Prior Plan as of March 27, 2012 (no awards other than these options were outstanding under the Prior Plan as of that date). Because the shares of our commons stock subject to such expired, terminated or cancelled options under the Prior Plan were authorized to be transferred to the 2009 EIP by stockholders, the 2009 EIP's share reserve consists entirely of shares that have been previously approved by our stockholders. In addition, if awards granted under the 2009 EIP expire or otherwise terminate without being exercised, the shares of our common stock not acquired pursuant to such awards again become available for issuance under the 2009 EIP.

If this Proposal 2 is approved, the total number of shares that may be issued under the 2009 EIP following its approval may not exceed in the aggregate 28,087,064 shares, plus the number of shares subject to any outstanding stock awards previously granted under the 2009 EIP that expire or terminate prior to issuance and would otherwise be returned to the share reserve under the 2009 EIP. The 28,087,064 shares reserve number consists of: (i) 3,972,699 shares available for future grant under the 2009 EIP as of March 27, 2012, (ii) 12,000,000 shares approved by our stockholders pursuant to this Proposal 2 and (iii) up to 12,114,365 shares subject to stock awards previously granted and outstanding under the Prior Plan as of March 27, 2012 that may be returned to the 2009 EIP share reserve upon expiration, termination or cancellation of such stock awards.

As of March 27, 2012, 3,972,699 shares were available for future grant under the 2009 EIP. As of March 27, 2012, 19,385,236 shares were subject to outstanding stock options awards with a weighted average exercise price of $22.15 and a weighted average remaining life of 4.26 years, and 1,557,909 shares were subject to outstanding awards other than stock options or stock appreciation rights. As of the March 27, 2012 record date, a total of 161,656,477 shares of our common stock were outstanding.

The approval of the 2009 EIP will allow us to continue to grant stock options and other awards at levels determined appropriate by the Board. Accordingly, the 2009 EIP will allow us to utilize a broad array of equity incentives in order to secure and retain the services of our employees, consultants and directors, and to provide incentives for such persons to exert maximum efforts for our success or the success of our affiliates.

Stockholders are requested in this Proposal 2 to approve the amendment to the 2009 EIP to increase by 12,000,000 shares the number of shares of our common stock authorized for issuance under the 2009 EIP. To be approved, this Proposal 2 must receive a "For" vote from the majority of shares present and entitled to vote in person or by proxy. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE APPROVAL OF THE AMENDMENT OF THE 2009 EQUITY INCENTIVE PLAN.

The essential features of the 2009 EIP, as amended, are outlined below. Please note that the description of the essential features of the 2009 EIP is qualified in its entirety by reference to the copy of the 2009 EIP, as amended, attached hereto as Appendix A.

General

The 2009 EIP provides for the grant of incentive stock options, nonstatutory stock options and restricted stock awards, referred to collectively as awards. Incentive stock options granted under the 2009 EIP are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. Nonstatutory stock options granted under the 2009 EIP are not intended to qualify as incentive stock options under the Code. See "— Federal Income Tax Information" for a discussion of the tax treatment of awards.

Purpose

The Board adopted the 2009 EIP to provide a means by which our employees, directors and consultants may be given an opportunity to purchase our stock, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for our success. All of our approximately 1,300 employees, directors and consultants are eligible for awards under the 2009 EIP.

Administration

The terms of the 2009 EIP provide that it be administered by the Board, which has delegated this responsibility to the Compensation and Human Resources Committee. Subject to the provisions of the 2009 EIP, the Compensation and Human Resources Committee has the power to construe and interpret the 2009 EIP and to determine the persons to whom and the dates on which awards will be granted, the number of shares of our common stock subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, the type of consideration and other terms of the award. As used below with respect to the 2009 EIP, the "Board" refers to the Compensation and Human Resources Committee, as well as to the Board itself.

Eligibility

Incentive stock options may be granted under the 2009 EIP only to our employees (including officers). Our new and existing employees (including officers), directors, and consultants are eligible to receive all other types of awards under the 2009 EIP.

No incentive stock option may be granted under the 2009 EIP to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of our total combined voting power, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of our common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2009 EIP and all other such Amylin plans) may not exceed $100,000.

No employee may be granted options under the 2009 EIP exercisable for more than 1,000,000 shares of our common stock during any calendar year. This restriction is referred to as the Section 162(m) Limitation.

Stock Subject to the 2009 EIP

Subject to stockholder approval of Proposal 2, an aggregate of 15,972,699 shares of our common stock will be authorized for future issuance in the 2009 EIP, plus the amount of any additional automatic increases to the share reserve in connection with expired, terminated or cancelled options under the Prior Plan as described above. The number of shares available for issuance under the 2009 EIP shall be reduced by (i) one share for each share of common stock issuable pursuant to an option grant, and (ii) 1.50 shares for each share of common stock issued pursuant to a restricted stock award. Our 2003 Non-Employee Directors' Plan provides for automatic grants of nonstatutory stock options and restricted stock awards to our non-employee directors in the amounts and at the times stated in the 2003 Non-Employee Directors' Plan. All shares of our common stock issuable upon exercise of options or vesting of restricted stock awards granted pursuant to the 2003 Non-Employee Directors' Plan will be issued out of the shares reserved for issuance under the 2009 EIP. Accordingly, to the extent options and restricted stock awards are granted pursuant to the 2003 Non-Employee Directors' Plan, the shares of our common stock available for issuance pursuant to the 2009 EIP will be correspondingly reduced. Options and restricted stock awards that expire or otherwise terminate without being fully exercised or vested shall result in an increase in the share reserve of the 2009 EIP or the 2003 Non-Employee Directors' Plan corresponding to the reduction originally made in respect of the option or restricted stock award grant.

Shares of Stock Not Available for Subsequent Issuance Under the 2009 EIP

Under the amended 2009 EIP, if any shares subject to a stock award are not delivered to the participant because the stock award is exercised through a reduction of shares subject to the stock award (i.e., "net exercised"), the number of shares that are not delivered to the participant are no longer available for issuance under the 2009 EIP. Also, any shares used to pay the exercise price of a stock award or that are withheld in satisfaction of applicable tax withholding obligations shall no longer be available for issuance under the 2009 EIP. Any shares repurchased on the open market with the proceeds of the exercise price of a stock award shall not again be available for issuance under the 2009 EIP.

Terms of Options

The following is a description of the permissible terms of options under the 2009 EIP. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment. The exercise price of options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases (see "— Eligibility" above), may not be less than 110% of such fair market value. As of March 27, 2012, the closing price of our common stock as reported on the NASDAQ Global Select Market was $15.39 per share.

The exercise price of options granted under the 2009 EIP must be paid, to the extent permitted by applicable statutes and regulations, either in cash at the time the option is exercised or, at the discretion of the Board, (i) by delivery of other shares of our common stock, (ii) pursuant to a deferred payment arrangement or (iii) in any other form of legal consideration acceptable to the Board.

Option Exercise. Options granted under the 2009 EIP may become exercisable ("vest") in cumulative increments as determined by the Board. Options granted pursuant to the 2003 Non-Employee Directors' Plan that are issued under the 2009 EIP will vest in the amounts and at the times stated in the 2003 Non-Employee Directors' Plan. Generally, shares covered by currently outstanding options issued by us under the 2009 EIP typically vest during the participant's employment by, or service as a director or consultant to, the Company or an affiliate (collectively referred to as "service") according to the following schedule: 25% vest one year from the date of grant and the remainder vest monthly over the following three years. From time to time we have granted options having alternative vesting schedules for specified business purposes. Shares covered by options granted in the future under the 2009 EIP may be subject to different vesting terms. The Board has the power to accelerate the time during which an option may vest or be exercised. To the extent provided by the terms of any award, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such award by a cash payment upon exercise, by authorizing us to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned shares of our common stock or by a combination of these means.

Term. The maximum term of options granted under the 2009 EIP is seven years, except that in certain cases (see "— Eligibility") the maximum term is five years. Options granted under the 2009 EIP generally terminate three months after termination of the participant's service unless (i) such termination is due to the participant's disability, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, or within the period specified in the option after termination of such service, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) within 12 months of the participant's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. For optionees who retire at the age of 55 or older and who have five or more years of continuous service to Amylin at the date of retirement have up to five years following their retirement to exercise their option. A participant may designate a beneficiary who may exercise the option following the participant's death. Individual option grants by their terms may provide for exercise within a longer or shorter period of time following termination of service. In no event, however, may an option be exercised beyond the expiration of its maximum term.

The option term generally is extended in the event that exercise of the option within these periods is prohibited. A participant's option agreement may provide that if the exercise of the option following the termination of the participant's service would be prohibited because the issuance of stock would violate the registration requirements under the Securities Act of 1933, then the option will terminate on the earlier of (i) the expiration of the term of the option or (ii) three months after the termination of the participant's service during which the exercise of the option would not be in violation of such registration requirements.

No Dividend Rights; Restrictions on Transfer. Options granted under the 2009 EIP do not have dividend equivalent rights attached and are not transferable for consideration. Pursuant to the provisions of the Code, incentive stock options granted under the 2009 EIP may not be transferred by the participant, other than by will or by the laws of descent and distribution, and during the lifetime of the participant, may only be exercised by the participant. However, in the event of a participant's divorce or legal separation, upon receipt of proof of such divorce or legal separation, the Board has the discretion, but is not required, to amend the terms of the participant's incentive stock option to provide for either: (i) the transfer of the beneficial ownership of all or a portion of the incentive stock option to the participant's former spouse, or (ii) the transfer of all or a portion of the incentive stock option, provided that the transferred option shall be deemed a non-statutory stock option as required by applicable law. Nonstatutory stock options granted under the 2009 EIP are transferable to the extent provided in the option agreement. Shares subject to repurchase by us under an early exercise stock purchase agreement may be subject to restrictions on transfer that the Board deems appropriate. Participants may not transfer options for value or consideration without the prior approval of our stockholders.

Cancellation and Re-grant. Under the 2009 EIP, the Board may not, without stockholder approval, re-price outstanding options and/or cancel outstanding options and substitute new options for the purchase of the same or different numbers of shares of our common stock as the cancelled options.

Restricted Stock Awards

Consideration. Restricted stock awards may be granted in consideration of past or future services rendered to us.

Vesting. Shares of stock awarded pursuant to a restricted stock award agreement under the 2009 EIP may, but need not be, subject to a reacquisition option in favor of us in accordance with a vesting schedule as determined by the Board. The Board has the power to accelerate the vesting of stock acquired pursuant to a restricted stock award agreement under the 2009 EIP.

Restrictions on Transfer. As long as the shares remain subject to our reacquisition right under the restricted stock award agreement, the shares may not be transferred except where such assignment is required by law or expressly authorized by the terms of the applicable restricted stock award agreement. Shares subject to our reacquisition right may not be transferred by the participant for value or consideration without the prior approval of our stockholders.

Adjustment Provisions

In the event of certain transactions not involving receipt of consideration by us, such as a merger, consolidation, reorganization, stock dividend, or stock split, the 2009 EIP will be appropriately adjusted as to the class(es) and the maximum number of shares of our common stock reserved for issuance in the 2009 EIP and the Section 162(m) Limitation. Additionally, outstanding awards will be adjusted as to the class(es), number of shares and price per share of our common stock subject to such awards.

Effect of Certain Corporate Events

The 2009 EIP provides that, in the event of a dissolution or liquidation of us, then all outstanding awards under the 2009 EIP shall terminate immediately prior to such dissolution or liquidation. The 2009 EIP further provides that, in the event of a sale, lease or other disposition of all or substantially all of the assets of us or specified types of mergers or consolidations (each, a "corporate transaction"), any surviving or acquiring corporation shall either assume awards outstanding under the 2009 EIP or substitute similar awards for those outstanding under the 2009 EIP. If any surviving corporation declines to assume awards outstanding under the 2009 EIP or to substitute similar awards, then, with respect to participants whose service has not terminated as of the time of such corporate transaction, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction. With respect to any awards that are held by other participants, the vesting and exercisability provisions of such awards will not be accelerated and such awards will terminate if not exercised prior to the corporate transaction.

In addition, it is expected that options granted to officers under the 2009 EIP will include, certain change in control provisions. Pursuant to these provisions, if within 90 days prior to, or within 13 months following, the effective date of certain specified change in control transactions, an officer ceases employment with us without cause or under certain other specified circumstances, then generally the vesting and exercisability of the options an officer holds that were issued under the 2009 EIP shall accelerate in full or any reacquisition or repurchase right of us acquired pursuant to any early exercise of such options, if permitted, shall lapse in full. The acceleration of an option in the event of an acquisition, change in control or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

Duration, Amendment and Termination

The Board may suspend or terminate the 2009 EIP without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the 2009 EIP will terminate on March 3, 2019.

The Board may also amend the 2009 EIP at any time or from time to time. However, no amendment will be effective unless approved by our stockholders within 12 months before or after its adoption by the Board if the amendment would (i) modify the requirements as to eligibility for participation (to the extent such modification requires stockholder approval in order for the 2009 EIP to satisfy Section 422 of the Code, if applicable, or Rule 16b-3 of the Securities Exchange Act of 1934); (ii) increase the number of shares reserved for issuance; or (iii) change any other provision of the 2009 EIP in any other way if such modification requires stockholder approval in order to comply with Rule 16b-3 of the Securities Exchange Act of 1934 or satisfy the requirements of Section 422 of the Code or any securities exchange listing requirements. The Board may submit any other amendment to the 2009 EIP for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a summary of the principal United States federal income tax consequences to employees and Amylin with respect to participation in the 2009 EIP. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Long-term capital gains currently are generally subject to lower tax rates than ordinary income or short-term capital gains. As of the date of this proxy statement, the maximum long-term capital gains rate for federal income tax purposes is 15% while the maximum ordinary income rate and short-term capital gains rate is effectively 35%.

Incentive Stock Options. Incentive stock options under the 2009 EIP are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code.

There generally are no federal income tax consequences to the participant or us by reason of the grant or exercise of an incentive stock option with the exception, however, that the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of the disqualifying disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, we will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options and Restricted Stock Awards. Nonstatutory stock options and restricted stock awards granted under the 2009 EIP generally have the following federal income tax consequences:

There are no tax consequences to the participant or us by reason of the grant of the nonstatutory stock option. Upon exercise of the nonstatutory stock option, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the exercise date over the exercise price. Upon acquisition of the restricted stock award, the participant normally will recognize taxable ordinary income equal to the stock's fair market value on the acquisition date. However, to the extent the stock is subject to certain types of vesting or other restrictions, the taxable event will be delayed until the vesting or other restrictions lapse unless the participant elects to be taxed upon receipt of the stock. With respect to employees, we are generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock, if any, plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options.

Potential Limitation on Our Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to any such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation if the award is: (i) granted by a compensation committee comprised solely of "outside directors," (ii) the plan under which the award is granted states the maximum number of shares with respect to which awards may be granted during a specified period to any employee and such limitation is approved by the stockholders, and (iii) the exercise or purchase price of the award is no less than the fair market value of the stock on the date the award is granted.

Compensation attributable to restricted stock awards will qualify as performance-based compensation if the award is: (i) granted by a compensation committee comprised solely of "outside directors," and (ii) the purchase price of the award is no less than the fair market value of the stock on the date the award is granted. Compensation attributable to restricted stock awards with purchase prices of less than fair market value of the stock on the date of grant will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of "outside directors," the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied, and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

Plan Benefits

Other than options granted pursuant to the 2003 Non-Employee Directors' Plan that are issued under the 2009 EIP, awards under the 2009 EIP are discretionary. The following table presents certain information with respect to awards previously granted under the 2009 EIP as of March 27, 2012 to (i) our named executive officers (as set forth in "Compensation of Executive Officers" below); (ii) all current executive officers as a group; (iii) all current directors who are not executive officers, each of whom is a current nominee for election as director, individually and as a group; and (iv) all employees, other than executive officers, as a group.

Name and Position	Number of Shares Underlying Option Awards Granted	Number of Shares Underlying Restricted Stock Awards Granted
Daniel M. Bradbury *President and Chief Executive Officer, Director Nominee*	800,000	402,500
Mark G. Foletta *Senior Vice President, Finance, Chief Financial Officer*	250,000	95,500
Mark J. Gergen *Senior Vice President, Corporate Development*	240,000	93,000
Marcea Bland Lloyd *Senior Vice President, Chief Administration Officer and General Counsel*	230,000	110,000
Christian Weyer, M.D. *Senior Vice President, Research and Development*	281,700	71,700
Adrian Adams, *Director Nominee*	60,000	3,000
Teresa Beck, *Director Nominee*	60,000	3,000
M. Kathleen Behrens, Ph.D., *Director Nominee*	70,000	3,000
Paul N. Clark, *Director Nominee*	70,000	3,000
Paulo F. Costa, *Director Nominee*	70,000	3,000
Alexander Denner, Ph.D., *Director Nominee*	70,000	3,000
Karin Eastham, *Director Nominee*	60,000	3,000
James R. Gavin III, M.D., Ph.D., *Director Nominee*	60,000	3,000
Jay S. Skyler, M.D., MACP, *Director Nominee*	60,000	3,000
Joseph P. Sullivan, *Director Nominee*	60,000	3,000
All current executive officers as a group	2,506,000	1,146,000
All current directors who are not executive officers as a group	640,000	30,000
All employees, other than executive officers, as a group	5,917,225	1,567,450

PROPOSAL 3
APPROVAL OF AMENDMENT OF THE 2001 EMPLOYEE STOCK PURCHASE PLAN

At our 2001 Annual Meeting of Stockholders, our stockholders approved our 2001 Employee Stock Purchase Plan, or 2001 ESPP. There are currently 4,150,000, shares of our common stock reserved for issuance under the 2001 ESPP. On March 6, 2012, the Board amended the 2001 ESPP to increase the number of shares of our common stock reserved for issuance under the 2001 ESPP by an additional 2,000,000 shares to 6,150,000 shares, subject to stockholder approval. The 2001 ESPP is intended to provide eligible employees of Amylin with the opportunity to acquire an ownership interest in Amylin through participation in an employee stock purchase plan designed to operate in compliance with Section 423 of the Internal Revenue Code. As of the record date of

March 27, 2012, 234,495 shares were available for future issuance under the 2001 ESPP. Subject to this Proposal 3 being approved by our stockholders, an aggregate of 2,234,495 shares of our common stock will be available for future issuance under the 2001 ESPP.

Stockholders are requested in this Proposal 3 to approve the amendment of the 2001 ESPP to increase by 2,000,000 shares of our common stock authorized for issuance under the 2001 ESPP. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the amendment of the 2001 ESPP. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this Proposal 3 has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE APPROVAL OF THE AMENDMENT OF THE 2001 EMPLOYEE STOCK PURCHASE PLAN.

The essential features of the 2001 ESPP are outlined below. Please note that the description of the essential features of the 2001 ESPP is qualified in its entirety by reference to the copy of the 2001 ESPP, as amended, attached hereto as Appendix B.

Purpose

The purpose of the 2001 ESPP is to provide a means by which our employees may be given an opportunity to purchase our common stock through payroll deductions, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success.

The rights to purchase our common stock granted under the 2001 ESPP, as amended, are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code.

Administration

The 2001 ESPP provides that the Board is responsible for administering the 2001 ESPP and has the final power to construe and interpret both the 2001 ESPP and the rights granted under it. The Board has the power, subject to the provisions of the 2001 ESPP, to determine when and how rights to purchase our common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any subsidiary of Amylin will be eligible to participate in the 2001 ESPP.

The 2001 ESPP also provides that the Board may delegate administration of the 2001 ESPP to a committee. Accordingly, the Board has delegated administration of the 2001 ESPP to the Compensation Committee. As used below with respect to the 2001 ESPP, the "Board" refers to the Compensation Committee and to the Board.

Offerings

The 2001 ESPP is implemented by offerings of rights to all eligible employees from time to time as determined by the Board. In April 2010, the Compensation Committee approved a series of four six-month offerings under the 2001 ESPP which began on September 1, 2010 and will end on August 31, 2012. In March 2012, the Compensation Committee approved an additional series of four six-month offerings under the 2001 ESPP which will begin on September 1, 2012 and will end on August 31, 2014. We have not yet determined the length of any other future offerings.

Eligibility

Any person who is customarily employed more than 20 hours per week and five months per calendar year by Amylin on the first day of an offering or who becomes such during an offering is eligible to participate in that offering.

No employee is eligible to participate in the 2001 ESPP if, immediately after the grant of purchase rights, the employee would own stock, directly or indirectly, possessing five percent or more of the total combined voting power or value of all classes of stock of Amylin or of any subsidiary of Amylin (including any stock which such employee may purchase under all outstanding rights and options). In addition, employees may purchase a maximum of $25,000 worth of our common stock (determined at the fair market value of the shares at the time such rights are granted in accordance with the Code) under all employee stock purchase plans of Amylin and its affiliates for each calendar year in which such rights are outstanding.

As of March 13, 2012, approximately 1,300 of our employees were eligible to participate in the 2001 ESPP, of whom approximately 760 were participating in our current offering that will end on August 31, 2012.

Participation in the Plan

Eligible employees enroll in the 2001 ESPP by delivering to Amylin, within the time period specified by the Board, an agreement authorizing payroll deductions of up to fifteen percent of such employees' eligible compensation during the offering.

During 2011, shares of our common stock were purchased for the persons and groups of persons set forth below in the amounts and at the weighted average prices per share under the 2001 ESPP as follows: Mr. Bradbury purchased 1,194 shares at a weighted average price of $13.01 per share; Mr. Foletta purchased 1,400 shares at a weighted average price of $11.24 per share; Mr. Gergen purchased 1,410 shares at a weighted average price per share of $11.05 per share; Ms. Bland Lloyd purchased 1,194 shares at a weighted average price of $13.01 per share; and Dr. Weyer purchased 1,314 shares at a weighted average price of $11.00 per share; all executive officers as a group purchased 10,362 shares at a weighted average price per share of $11.70; and all employees, other than executive officers, as a group purchased 490,700 shares at a weighted average price per share of $11.31.

Purchase Price

Generally the purchase price per share at which shares of our common stock are sold in an offering under the 2001 ESPP is the lower of (i) eighty-five percent of the fair market value of a share of our common stock on the first day of the offering or the applicable offering date or (ii) eighty-five percent of the fair market value of a share of our common stock on the last day of the applicable "purchase period." Fair market value is generally determined by reference to the closing price of our common stock on the applicable date. As of March 27, 2012, the closing price of our common stock as reported on the NASDAQ Global Select Market was $15.39 per share.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions before or during the offering. At any time during the offering, a participant in the offering may begin, increase, reduce or terminate his or her payroll deductions as the Board provides in the offering. All payroll deductions made for a participant are credited to his or her account under the 2001 ESPP and deposited with our general funds. A participant may not make additional payments into such account.

Purchase of Stock

In connection with offerings made under the 2001 ESPP, the Board may specify a maximum number of shares of our common stock an employee may be granted the right to purchase and the maximum aggregate number of shares of our common stock that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of our common stock available, the Board would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee's participation is discontinued, his or her right to purchase shares is exercised automatically at the end of the purchase period at the applicable purchase price. See "Withdrawal" below.

Withdrawal

While each participant in the 2001 ESPP is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to Amylin a notice of withdrawal. The 2001 ESPP provides that a participant may withdraw from an offering at any time, unless the offering provides otherwise.

Upon any withdrawal from an offering by the employee, we will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of our common stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the 2001 ESPP.

Termination of Employment

Rights granted pursuant to any offering under the 2001 ESPP terminate immediately upon cessation of an employee's employment for any reason, and we will distribute to such employee all of his or her accumulated payroll deductions, without interest, less any accumulated deductions previously applied to the purchase of shares of our common stock on the employee's behalf during such offering.

Restrictions on Transfer

Rights granted under the 2001 ESPP are not transferable otherwise than by will or the laws of descent and distribution and may be exercised only by the person to whom such rights are granted.

Duration, Amendment and Termination

The Board may suspend or terminate the 2001 ESPP at any time. The Board also may amend the 2001 ESPP at any time. Any amendment of the 2001 ESPP must be approved by the stockholders to the extent stockholder approval is necessary for the 2001 ESPP to satisfy the requirements of Section 423 of the Code, other applicable laws or regulations, or the rules promulgated by the NASDAQ Stock Market.

Rights granted before amendment or termination of the 2001 ESPP will not be altered or impaired by any amendment or termination of the 2001 ESPP without the consent of the employee to whom such rights were granted, unless doing so is necessary to comply with any laws or governmental regulations or necessary to ensure that the 2001 ESPP and the rights granted thereunder comply with Section 423 of the Code.

Effect of Certain Corporate Events

In the event of a disposition of all or substantially all of the assets of Amylin or specified types of mergers of Amylin, the surviving or acquiring corporation either will assume the rights under the 2001 ESPP or substitute similar rights, or the exercise date of any ongoing offering will be accelerated such that participants' accumulated payroll deductions will be used to purchase shares of our common stock in the offering immediately prior to any such event.

Stock Subject to 2001 ESPP

Subject to this Proposal 3 being approved by our stockholders, an aggregate of 2,234,495 shares of our common stock are reserved for future issuance under the 2001 ESPP. If rights granted under the 2001 ESPP expire, lapse or otherwise terminate without being exercised, the shares of our common stock not purchased under such granted rights again become available for issuance under the 2001 ESPP.

Federal Income Tax Information

The following is a summary of the principal United States federal income tax consequences to employees and Amylin with respect to participation in the 2001 ESPP. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Rights granted under the 2001 ESPP are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of our common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of more than two years after the first date a participant was eligible to participate in the offering period and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (ii) an amount equal to fifteen percent of the fair market value of the stock as of the beginning of the offering period in which the participant purchased the stock will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the date it was purchased by the applicable participant over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is disposed of for less than its fair market value on the date it was purchased, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to Amylin by reason of the grant or exercise of rights under the 2001 ESPP. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 31, 2011, with respect to all of our equity compensation plans in effect on that date (in thousands, except per share amounts).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for issuance under equity compensation plans, (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	18,904	22.84	7,674
Equity compensation plans not approved by securityholders	—	—	—
Total	18,904	22.84	7,674

We had the following equity compensation plans in effect as of December 31, 2011 that were adopted with the approval of our stockholders: the 2001 EIP, the 2009 EIP, the 2001 ESPP, the 1994 Non-Employee Directors' Stock Option Plan, the 2003 Non-Employee Directors' Plan and the Non-Employee Directors' Deferred Compensation Plan.

(1) The weighted average exercise price includes all outstanding stock options but does not include restricted stock units which do not have an exercise price. If the restricted stock units were included in this calculation, the weighted average exercise price would be $21.19. The total number of restricted stock units included in the first column is 1,363,950.

PROPOSAL 4
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has engaged Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and is seeking ratification of such selection by our stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since our inception in 1987. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Amylin and our stockholders.

To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm's Fees and Services

The following table provides information regarding the fees billed to us by Ernst & Young LLP for the fiscal years ended December 31, 2011 and 2010. All fees described below were pre-approved by the Audit Committee.

	Fiscal Year Ended December 31,	
	2011	**2010**
Audit Fees(1)	$981,619	$735,760
Audit-related Fees	-0-	-0-
Tax Fees	-0-	-0-
All Other Fees	-0-	-0-
Total Fees	$981,619	$735,760

(1) Represents fees for services rendered for the audit and/or reviews of our financial statements and includes fees of $250,000 paid in connection with the Settlement and Termination Agreement entered into with Eli Lilly & Company. Also includes fees for services associated with SEC registration statements, periodic reports and other documents filed with the SEC.

Pre-Approval Policies and Procedures

Our Audit Committee charter provides that the Audit Committee will pre-approve all audit and permissible non-audit services to be provided to us by our independent auditors. The Audit Committee pre-approved all audit or non-audit services provided by our independent registered public accounting firm during 2011.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

PROPOSAL 5
ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are asking our stockholders for their approval of an advisory resolution on the Company's compensation of its Named Executive Officers as reported in this Proxy Statement. As described below in the "Compensation Discussion and Analysis" of this Proxy Statement, our compensation philosophy is designed to link corporate strategy and short-term and long-term goals with compensation, to enable us recruit and retain a team able to lead the company and to motivate employees to deliver results above plan.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although it is non-binding, the Board and the Compensation Committee will review and carefully consider the voting results when evaluating our executive compensation program. In addition, at our Annual Meeting of Stockholders held on May 24, 2011, our stockholders voted to express their preference on the frequency of future advisory votes on executive compensation. Because the frequency of once per year received the highest number of votes cast, the Board determined that we will include a non-binding advisory vote on executive compensation in our proxy materials every year until the next advisory vote of our stockholders on the frequency of future advisory votes on executive compensation.

The Compensation Committee has adopted compensation practices that it believes support our pay-for-performance culture and that are designed to closely align the interests of our executive officers with those of our stockholders. As shown in the Summary Compensation Table below, most of our Named Executive Officer compensation is delivered in the form of equity grants, a significant portion of which has a performance-based component such that the equity grants will not vest unless key performance metrics are achieved. We also have instituted stock ownership guidelines for all of our officers to further align the interests of our senior management with those of our stockholders.

We further believe that our cash compensation programs support our pay-for-performance philosophy. We note that until March 2012, our Named Executive Officers had not received a base salary increase since 2008 and that because we did not receive FDA approval for our drug candidate BYDUREON™, the Compensation Committee approved management's recommendation not to pay cash bonuses under the Company's corporate bonus plan on a company-wide basis for 2010 performance despite the fact that some of the corporate performance goals had been achieved.

We believe our executive compensation programs are designed in the best manner possible to support our company and our short- and long-term business and financial objectives. We urge our stockholders to read the "Compensation Discussion and Analysis" contained in this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to drive stockholder value. We also urge our stockholders to read our Annual Report on Form 10-K for the year ended December 31, 2011 which follows this Proxy Statement and describes our business and our 2011 financial results in more detail.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, and as a matter of good corporate governance, we are asking stockholders to approve the following non-binding advisory resolution at the 2012 Annual Meeting of Stockholders:

RESOLVED, that the stockholders of Amylin Pharmaceuticals, Inc. approve, on an advisory basis, the compensation of the Company's Named Executive Officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and related compensation tables, notes and narrative in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders.

To be approved, the resolution on compensation of our Named Executive Officers must receive a "For" vote from the majority of shares present and entitled to vote in person or by proxy. Abstentions will be counted towards the tabulation of votes cast on proposals presented to stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ADVISORY RESOLUTION ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS SET FORTH ABOVE

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of March 27, 2012, except where indicated, by: (i) each of our directors, (ii) each of our Named Executive Officers, (iii) all of our directors and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G and Forms 13F-HR, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 161,656,477 shares outstanding on March 27, 2012, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on May 26, 2012, which is 60 days after March 27, 2012, and RSUs that vest by that date. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Beneficial Ownership		
Beneficial Owner(1)	**Number of Shares**	**Shares Issuable Pursuant to Options Exercisable or Restricted Stock Units Vesting Within 60 Days of March 27, 2012**	**Percent of Total**
FMR LLC(2) 82 Devonshire Street Boston, MA 02109	21,924,640	—	13.6%
Wellington Management Company, LLP(3) 280 Congress Street Boston, MA 02210	20,159,097	—	12.5%
Icahn Capital LP(4) 767 Fifth Avenue, 47th Floor New York, NY 10153	14,381,925	—	8.9%
Adrian Adams	110,000	92,000	*
Teresa Beck(5)	112,000	107,000	*
M. Kathleen Behrens, Ph.D.	64,875	64,875	*
Daniel M. Bradbury(6)	1,737,461	1,624,125	1.1%
Paul N. Clark(7)	66,783	64,875	*
Paulo F. Costa	84,875	64,875	*
Alexander Denner, Ph.D.	69,036	64,875	*
Karin Eastham(8)	119,000	119,000	*
Mark G. Foletta(9)	467,150	410,208	*
James R. Gavin III, M.D., Ph.D.(10)	120,580	119,000	*
Mark J. Gergen(11)	361,072	321,675	*
Marcea Bland Lloyd(12)	251,280	208,750	*
Jay S. Skyler, M.D., MACP(13)	278,112	153,000	*
Joseph P. Sullivan(14)	143,000	143,000	*
Christian Weyer, M.D.(15)	154,127	126,954	
All executive officers and directors as a group (20 persons)(5)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)	5,580,777	4,774,581	3.4%

* Less than one percent.

(1) Except as otherwise noted above, the address for each person or entity listed in the table is c/o Amylin Pharmaceuticals, Inc., 9360 Towne Centre Drive, San Diego, CA 92121.

(2) Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC. FMR reported that it has sole voting power with respect to 1,564 shares and sole dispositive power with respect to all of the shares indicated above.

(3) Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2012 by Wellington Management Company, LLP. Wellington reported that it has shared voting power with respect to 13,517,077 shares and shared dispositive power with respect to 20,004,927 of the shares indicated above.

(4) Based solely upon a Schedule 13D/A jointly filed with the SEC on April 4, 2012 by various entities affiliated with Icahn Capital LP indicating that these entities beneficially owned an aggregate of 14,381,925 shares of our common stock. These entities reported as follows: Icahn Partners Master Fund LP has sole voting and dispositive authority with respect to 6,088,087 shares. Icahn Partners Master Fund II LP has sole voting and dispositive authority with respect to 2,057,967 shares, Icahn Partners Master Fund III LP has sole voting and dispositive authority with respect to 857,867 shares. Icahn Offshore LP has shared voting and dispositive authority with respect to 9,003,921 shares. Icahn Partners LP has sole voting and dispositive authority with respect to 5,378,004 shares. Icahn Onshore LP has shared voting and dispositive authority with respect to 5,378,004 shares. Each of Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P., Inc., Beckton Corp. and Carl C. Icahn has shared voting and dispositive authority with respect to all the shares.

(5) Does not include deferred compensation of Board fees invested in 21,190 shares of our common stock at Ms. Beck's election.

(6) Includes 33,283 shares held by the Bradbury Family Trust #3 and 46,545 held by GRAT, both of which Mr. Bradbury serves as a co-trustee, and shares voting and dispositive power. Includes 7,974 and 13,456 vested shares issued under our ESOP and 401(k) plan, respectively. Does not include 32,923 shares held by the Bradbury Gift Trust, of which Mr. Bradbury's minor children are beneficiaries. Does not include 137,917 shares of our common stock for which Mr. Bradbury has elected to defer receipt pursuant to our 2001 Non-Qualified Deferred Compensation Plan, or the 2001 Deferred Compensation Plan.

(7) Does not include deferred compensation of Board fees invested in 6,872 shares of our common stock at Mr. Clark's election.

(8) Does not include deferred compensation of Board fees invested in 15,244 shares of our common stock at Ms. Eastham's election.

(9) Includes 7,974 and 3,868 vested shares issued under our ESOP and our 401(k) plan, respectively. Also includes 110 shares held by Mr. Foletta's spouse.

(10) Does not include deferred compensation of Board fees invested in 10,189 shares of our common stock at Dr. Gavin's election.

(11) Includes 7,974 and 2,609 vested shares issued under our ESOP and 401(k) plan, respectively.

(12) Includes 7,974 and 2,087 vested shares issued under our ESOP and 401(k) plan, respectively.

(13) Includes 23,000 shares held by The Jay S. Skyler Irrevocable Trust, of which Dr. Skyler is a trustee, 6,675 shares held by Mercedes Bach, Dr. Skyler's spouse, 950 shares held in a trust for which Dr. Skyler is the trustee, 20,000 shares held by the Jennifer Skyler Living Trust of which Dr. Skyler is a co-trustee, and 201 shares held by Dr. Skyler's step-son. Does not include deferred compensation of Board fees invested in 14,060 shares of our common stock at Dr. Skyler's election.

(14) Does not include deferred compensation of Board fees invested in 25,251 shares of our common stock at Mr. Sullivan's election.

(15) Includes 7,974 and 1,339 vested shares issued under our ESOP and our 401(k) plan, respectively. Also includes 359 shares held by Dr. Weyer's spouse.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. During the fiscal year ended December 31, 2011, one transaction report for each of Mr. Foletta and Mr. Leonhardt were not filed on a timely basis. Other than these reports, to our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2011, our officers, directors and greater than ten percent beneficial owners were in compliance with all applicable Section 16(a) filing requirements.

DIRECTOR COMPENSATION

The following table sets forth in summary form information concerning the compensation earned by the members of our Board of Directors who are not Named Executive Officers during the fiscal year ended December 31, 2011.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)(2)	Option Awards ($)(1)(3)	Total ($)
Paulo F. Costa	132,500	39,540	129,538	301,578
Adrian Adams	87,500	39,540	129,538	256,578
Teresa Beck	75,000	39,540	129,538	244,078
M. Kathleen Behrens, Ph.D.	72,500	39,540	129,538	241,578
Paul N. Clark	57,500	39,540	129,538	226,578
Alexander Denner, Ph.D.	72,500	39,540	129,538	241,578
Karin Eastham	85,000	39,540	129,538	254,078
James R. Gavin III, M.D., Ph.D.	67,500	39,540	129,538	236,578
Jay S. Skyler, M.D., MACP	60,000	39,540	129,538	229,078
Joseph P. Sullivan	75,000	39,540	129,538	244,078

(1) Amounts shown in this column are the aggregate grant date fair value of stock awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption "Accounting for Stock-based Compensation."

(2) The aggregate number of outstanding stock awards for each director as of December 31, 2011 was 3,000 RSUs.

(3) The aggregate number of outstanding option awards for each director as of December 31, 2011 was: Mr. Costa: 70,000; Mr. Adams: 92,000; Ms. Beck: 104,000; Ms. Behrens: 70,000; Mr. Clark: 70,000; Mr. Denner: 70,000; Ms. Eastham: 116,000; Dr. Gavin: 116,000; Dr. Skyler: 150,000; and Mr. Sullivan: 140,000.

In 2011, non-employee directors received an annual retainer of $50,000, plus $25,000 per year for serving as the chair of the Audit Committee, $20,000 per year for serving as chair of the Compensation Committee and $10,000 per year for serving as chair of the Corporate Governance Committee, the Risk Management and Finance Committee or the Science and Technology Committee. In addition, non-employee committee members other than the chair received $15,000 per year for serving on the Audit Committee, $10,000 per year for serving on the Compensation Committee and $7,500 per year for serving on the Corporate Governance Committee, the Risk Management and Finance Committee or the Science and Technology Committee. In 2011, we made cash compensation payments of $10,000 to Mr. Adams and $7,500 to each of Messrs. Costa, Denner and Sullivan for their service as members of ad hoc committees. We also reimburse our directors for their expenses incurred in connection with attendance at Board meetings. To compensate for the additional time commitment required by the Board Chairman, our Board has approved payment of an annual Chair fee to our Chairman in the amount of $75,000.

Our directors have the option to elect, on an annual basis, to defer up to 100% of their cash compensation pursuant to our 2001 Deferred Compensation Plan which is an unfunded plan designed for the purpose of providing deferred compensation to our directors and highly compensated executives. Elections must be made by December 31st of each year to defer director cash compensation that will be earned during the following year, and are irrevocable after that date. The director deferred compensation is credited to a bookkeeping account that permits the director to select from a range of phantom investment alternatives that mirror the gains and/or losses of several different investments and investment funds, including phantom shares of our common stock. The bookkeeping accounts are established based on the market price of the stock at the time the compensation otherwise would have been paid to the director and are adjusted to reflect investment results resulting from fluctuations in the market value of the phantom investments. Directors may change their selected phantom investment alternatives at any time. Earnings credited to the director bookkeeping accounts for 2011 have not been reported in the Director Compensation Table because none of our directors received above market or preferential earnings on their deferred compensation accounts in 2011.

Amounts credited to the bookkeeping accounts will generally be paid to the directors approximately six months after termination of board service. Deferred amounts invested in phantom shares of our common stock will be paid in a single lump sum in the form of our common stock. Any changes in the director's distribution election are permitted only if made in accordance with applicable tax compliance requirements governing nonqualified deferred compensation plans. In addition, directors may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals or in the event of a change of control of the company.

We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Directors have an unsecured contractual commitment by the company to pay the amount due under the plan, which is subject to the claims of our general creditors. The directors will have taxable income in the year of distribution. In 2011, our non-employee directors deferred a total of $360,625 of their board fee compensation. As of the date of this proxy statement, three of our non-employee directors have elected to defer 100% of their cash compensation and invest such deferred compensation in phantom shares of our common stock.

In addition to their cash compensation, each non-employee director receives automatic grants of options to purchase our common stock pursuant to our 2003 Non-Employee Directors' Plan. The options have an exercise price equal to the fair market value of our common stock on the date of the grant. These automatic option grants consist of options to purchase 30,000 shares when initially elected to the Board and 20,000 shares upon being re-elected as directors at our annual stockholder meeting. Options granted upon initial election to the Board vest, so long as those directors' service with Amylin continues, over a period of four years with one-quarter of each option vesting on the one year anniversary of the date of grant and the remainder vesting in equal monthly increments over a three-year period. Options automatically granted to non-employee directors upon re-election at our Annual Meeting of Stockholder vest, so long as those directors' service with Amylin or its affiliates continues, in equal monthly installments over the course of the following 12 months from the date of grant. Directors also receive an automatic grant of 3,000 RSUs pursuant to our 2003 Non-Employee Directors' Plan upon being re-elected as directors at our annual stockholder meeting. The RSUs vest on the first anniversary of the date of grant, so long as those directors' service with Amylin or its affiliates continues.

During 2011, we granted options for 20,000 shares to each of the non-employee directors re-elected at our 2011 Annual Meeting of Stockholders, at an exercise price per share of $13.18 per share, which was the closing price of a share of our common stock on the May 24, 2011 grant date. The full grant date fair value of these options for each director was $129,538. We also granted 3,000 RSUs to each of the non-employee directors re-elected at our 2001 Annual Meeting. The full grant date fair value of these RSUs for each director was $39,540.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We are very pleased to report that our stockholders voted overwhelmingly to approve the compensation of our Named Executive Officers as disclosed in our proxy statement for our 2011 Annual Meeting. We are gratified by this support we received from our stockholders and in response to such favorable stockholder support we have maintained compensation practices generally consistent with those of previous years.

In 2011, we continued to execute on key initiatives and our business plan which we believe will help position us for long-term value creation. Most importantly, during 2011 we responded in a timely manner to the request of the U.S. Food and Drug Administration, or FDA, for additional information with respect to our New Drug Application for BYDUREON™ (exenatide extended release for injectable suspension). Our timely response to the FDA led the way to FDA approval and the commercial launch of BYDUREON™ in the United States in early 2012. BYDUREON™ is the first and only once-weekly diabetes treatment approved by the FDA. In addition, during 2011 we also received FDA approval of BYETTA® (exenatide) injection for use with insulin glargine. BYETTA® is now the only short-acting glucagon like peptide-1 receptor agonist approved in the United States for use as an add-on therapy to insulin glargine in patients with type 2 diabetes. We also maintained our fiscal discipline and we continued to operate our business during 2011 on an operating cash flow positive basis.

In addition to executing on our key initiatives and business plan, during 2011 we achieved an important strategic milestone in Amylin's history when we reached an agreement with Eli Lilly & Company, or Lilly, to terminate our exenatide collaboration and re-acquire 100% of the global rights to develop and commercialize our exenatide franchise. We believe achievement of this important milestone re-positions the Company and enhances our ability to focus our BYDUREON™ launch and commercialization efforts within the United States. It also opens the door to re-partnering our exenatide franchise with a new collaboration partner for development and commercialization of exenatide.

With the approval we received from our stockholders for our Named Executive Officer compensation disclosed in last year's proxy statement, the Compensation Committee continued to use compensation practices in 2011 that it believes support our pay-for-performance culture and are designed to closely align the interests of our executive officers with those of our stockholders. For example, the largest component of 2011 executive compensation is equity-based compensation. In fact, 62% of our Chief Executive Officer's total 2011 compensation disclosed in the following Summary Compensation Table was equity-based compensation. The Compensation Committee continued its 2010 practice of using performance-based equity compensation for a portion of Mr. Bradbury's total 2011 compensation. This performance-based equity compensation has a performance-based vesting condition such that if the financial performance metric is not met, this portion of this equity grant will be forfeited. We also note, as reported in the following Summary Compensation Table, Mr. Bradbury's total 2011 compensation declined approximately 7% from 2010 levels.

To further align our executive officers' interests with those of our stockholders, the Compensation Committee grants time-based vesting stock options to our executives which will produce real value for our executives only if their performance results in an increase in stockholder value. We also made a matching contribution to our 401(k) plan (in which each of our Named Executive Officers participated in 2011) in the form of equity rather than cash and we provide an opportunity for all employees, including our officers, to purchase shares of stock through our Employee Stock Purchase Plan, or ESPP. Each of our Named Executive Officers participated in the ESPP during 2011 and purchased shares of our common stock using payroll deductions.

We also believe we have adopted sound cash compensation practices. Our Named Executive Officers did not receive base salary increases from 2008 through 2011 and Mr. Bradbury's salary is positioned at the 25th percentile of compensation paid to chief executives within our peer group. Further, although the Compensation

Committee authorized the payment of cash bonuses to our Named Executive Officers for 2011 performance, as we disclosed in our proxy statement for last year's Annual Meeting, the Compensation Committee approved management's recommendation not to pay a cash bonus for 2010 performance because we did not receive FDA approval for our drug candidate BYDUREON™ during 2010 despite the fact that some of the corporate performance goals had been achieved. The Compensation Committee also set minimum threshold performance amounts for the two financial performance metrics (or 70% of the bonus plan) that had to have been achieved in 2011 before a bonus for these two metrics funded and it set a maximum amount that could be paid under the cash incentive plan if target amounts had been exceeded.

Finally, we believe our corporate governance practices complement our pay-for-performance culture. For example, our Compensation Committee has adopted a compensation recapture, or "clawback," policy that enables us to recover previously paid compensation under certain circumstances in which compensation paid to certain senior management employees, including our Named Executive Officers, may not have been reflective of actual corporate performance. Further, each member of our Compensation Committee has been deemed to be independent by our Board. In addition, our Board has retained an independent compensation consultant that reports directly to the Compensation Committee, rather than management. Our Board's Corporate Governance Committee has instituted stock ownership guidelines for our executive officers and directors and we have adopted a double-trigger change in control severance benefit plan for our officers which results in the payout of certain severance benefits only if there has been a termination of employment in connection with a change in control of the company. We believe these corporate governance practices are helpful in maintaining a sound compensation program that is designed to motivate our executive management team to increase stockholder value over time.

Overview

The Compensation Committee is responsible for establishing and administering compensation for all of our executive officers, including our Chief Executive Officer. The Committee also exercises oversight of our compensation practices for all employees, including strategies for attracting, developing and motivating employees. To assist the Compensation Committee with its responsibilities, it has retained Radford, an Aon Hewitt company and independent compensation consulting firm, that reports directly to the Compensation Committee. The Compensation Committee regularly receives briefing materials from its consultant and from management which are used as the basis for forming compensation strategies and policies.

The Compensation Committee reports to the Board of Directors on its actions and recommendations and regularly meets in executive sessions, often with its independent consultants and without members of management present. Although the Board has discretion to review all executive compensation, it has delegated authority with respect to our executive and general employee compensation programs and practices to the Compensation Committee. The Board annually reviews and provides input on the Chief Executive Officer's performance and reviews and approves the Chief Executive Officer's compensation.

Compensation Program Objectives and Compensation Philosophy

Our overall compensation philosophy is to design and implement equitable and cost-effective compensation programs that will help us achieve the following primary objectives:

- Link corporate strategy and short-term, medium, and long-term goals with compensation;
- Enable us to recruit and retain a team able to lead a growth-oriented biopharmaceutical company; and
- Motivate employees to achieve superior performance and deliver results above plan.

There are four primary strategic initiatives we consider when we make compensation program design decisions. These initiatives include: (i) driving sustainable long-term growth; (ii) progressively improving our financial performance; (iii) fostering an innovative and entrepreneurial culture; and (iv) providing investment returns to our stockholders. We also consider other factors when designing our compensation programs, including compensation practices at appropriate benchmark companies, the competitiveness of our programs to the market, and regulatory, tax and accounting implications. We discuss each of these compensation design factors in more detail below.

The Compensation Committee has determined that executive compensation practices should place a greater emphasis on corporate performance rather than individual performance. Accordingly, our executive compensation is designed to motivate executives by aligning a substantial portion of their compensation with the achievement of corporate goals which we discuss in greater detail below. In order to closely link executive officer compensation with the objectives listed above, we have designed an executive compensation program that balances guaranteed compensation and variable or results-based compensation. We believe this compensation program design effectively motivates executive officers to focus their efforts not simply on achieving the pre-determined stated objectives, but also on exceeding them.

Risk Assessment

We do not believe our compensation policies and practices incentivize excessive risk taking by our executive officers. After thorough review with our outside compensation consultants, we establish compensation practices that provide what we believe is an appropriate level of incentive based compensation, in combination with non-incentive based compensation, to encourage our executive officers to act in the long-term best interests of the company and our stockholders. These practices include:

- Awarding annual incentive bonuses based on a combination of short, medium and long-term value creation goals such that annual bonuses are not determined by achievement of a single, short-term performance metric;
- Establishing a compensation recapture, or "clawback," policy that enables us to recover previously paid compensation under certain circumstances in which compensation paid to certain senior management employees may not have been reflective of actual corporate performance;
- Establishing performance targets, particularly research and development performance targets, that are tied to long-term value creation for the company;
- Capping potential annual incentive bonuses at a maximum payout to help prevent excessive risk taking;
- Benchmarking annual incentive bonuses against an appropriate peer group of companies;
- Establishing stock ownership guidelines for our executive officers and providing annual ESOP grants that generally must be held until termination of service to closely align executive officer interests with those of our stockholders;
- Providing the Compensation Committee with full discretion in awarding annual bonus payments, regardless of bonus goal achievement;
- Granting equity incentives that generally vest over a three or four year period which provides incentives for our executive officers to act in the long-term best interests of the company; and
- Periodic review throughout the fiscal year by the Compensation Committee of the company's progress toward achieving bonus goals and the impact of such progress on overall company performance.

Benchmarking

We consider market pressures and compensation practices for a peer group of companies when we design executive compensation programs. As in prior years, in order to assess the competitiveness of our executive compensation practices, the Compensation Committee compared our 2011 executive officer compensation against the compensation provided to executives in comparable positions at 13 peer companies. This peer group was chosen in consultation with our compensation consultants who performed an independent review of potential peers based on their understanding of our industry and business. Accordingly, the peer group examined by the Compensation Committee includes biopharmaceutical and biotechnology companies that are comparable to us in size or business life-cycle stage and with whom we compete for talent. These companies are listed below:

Alexion Pharmaceuticals, Inc.
Alkermes, Inc.
Auxilium Pharmaceuticals, Inc.
BioMarin Pharmaceuticals, Inc.
Cephalon, Inc.
Cubist Pharmaceuticals, Inc.
Dendreon Corporation
Endo Pharmaceuticals Holdings Inc.
Myriad Genetics Laboratories and Pharmaceuticals
Regeneron Pharmaceuticals Inc.
United Therapeutics Corporation
Valeant Pharmaceuticals International, Inc.
Vertex Pharmaceuticals, Inc.

We obtain compensation data on our peer companies from the Compensation Committee's independent consultants, public filings and privately published compensation studies conducted by independent third parties which establishes our market reference point. We position our compensation program such that each element of compensation is paid at a level that places us in an approximate percentile of our comparative companies which we feel best helps us achieve our objectives. For our executive officers, we target base salaries and benefits such that they approach the 50th percentile of our market reference point. We target total cash compensation (base salary plus incentive bonus) so that they approach the 60th percentile of our market reference point and we target equity compensation to approach the 60th percentile. Actual compensation paid to individuals may vary from these targets at the Compensation Committee's discretion. The extent to which the Compensation Committee exercised its discretion in arriving at 2011 compensation levels is discussed in further detail below.

Elements of Compensation

Our compensation program uses three primary elements of compensation (excluding benefits). First, we set base salaries at a level designed to attract and retain executives based on experience and an internal determination as to how critical the position is to our success and financial performance. Second, we design cash incentive bonuses to reward achieving and exceeding pre-determined, Board-approved corporate objectives and to support an environment in which executives are accountable for company performance. Finally, we provide equity incentives to encourage sustained long-term performance and create a culture of ownership and entrepreneurship. In addition to these three elements of compensation, we provide other benefits, such as health and life insurance, to our employees, including our executive officers, to promote their safety and security.

The following discussion further describes the mix of compensation elements we pay to our executive officers and how we determine the amount of each element. We will also explain how each element of compensation fits into our overall compensation objectives and affects decisions regarding other elements of compensation. In assessing the total mix of compensation for our Named Executive Officers, the Compensation Committee reviews tally sheets which set forth total cash, equity and benefits paid to these individuals and compensation they would receive upon termination such as in connection with a change in control. The Compensation Committee uses tally sheets solely as a means of understanding compensation paid to our Named Executive Officers under various scenarios and does not use them to determine various elements of compensation. The committee's evaluation of tally sheets did not result in specific compensation awards in 2011 or modifications to the manner in which we implement our compensation program. This compensation discussion and analysis should be read together with the compensation tables that follow in this proxy statement.

The Compensation Committee reviews key components of our executive compensation program on a quarterly basis and its regularly scheduled committee meetings are usually attended by the committee's compensation consultants. The committee works with the compensation consultant in establishing compensation for individual executives and regularly meets in executive session with the consultant without the Chief Executive Officer when discussing his compensation and arriving at the committee's recommendation to the full Board with respect to the compensation of our Chief Executive Officer.

Base Salary

The amount of salary paid during 2011 to each of our Named Executive Officers is shown in the Summary Compensation Table below. We pay salaries to our executive officers primarily to provide a base-level of compensation to them in consideration of the services they perform for us. We recognize that our financial success and the achievement of our long-term objectives is largely dependent upon the experience, skills and efforts of our executive management and that the executive compensation we pay must be competitive with the compensation paid by other similarly situated companies in order to recruit and retain our executive management team. Based on our benchmarking practices, the amount of base salary we pay to our executive officers is targeted to approach the 50th percentile of our peer companies. Rather than setting these targets at a higher level relative to our peers for the Named Executive Officers, the Compensation Committee chose these approximate targets in order to attract and retain our executive management team with an attractive salary while being able to offer greater levels of success-based compensation through our annual cash bonus plan and our equity incentive compensation plans consistent with the compensation philosophy described above. Mr. Bradbury's salary is at the 25th percentile of our peer companies, in part reflecting the duration of his tenure as our Chief Executive Officer relative to the tenures of the principal executive officers serving at our peer group of companies. Although the Compensation Committee applies the same policies when determining the compensation of each Named Executive Officer, Mr. Bradbury's actual base salary amount is set at a higher level than our other Named Executive Officers due to his higher level of responsibility and the higher compensation levels paid to the principal executive officers at peer companies.

In addition to considering base salary levels at our peer companies, the Compensation Committee also determines executive base salary amounts on the basis of each executive's level of responsibility and experience and upon an evaluation of the individual's contribution to our success. For example, the Compensation Committee approved a 2011 annual salary of $675,000 for Mr. Bradbury in connection with his service as our Chief Executive Officer. This amount remained unchanged from Mr. Bradbury's 2008 annual salary and is therefore below the company's target position of the 50th percentile of our peer companies. In arriving at this amount, the Compensation Committee considered Mr. Bradbury's tenure as Chief Executive Officer and relative experience in the position compared to our peer group.

In February 2011, the Compensation Committee set 2011 annual base salaries for other executive officers based on in-put from management and did not raise 2011 salary amounts above 2008, 2009 and 2010 base salary amounts and after reviewing the individual's level of responsibility and experience with the Chief Executive Officer and relevant base salary market data with the committee's independent consultants. Following this review, the Compensation Committee approved 2011 annual base salaries for our other Named Executive Officers at approximately the 50th percentile target as follows: Mr. Foletta: $419,750; Mr. Gergen: $390,000; Ms. Lloyd: $400,125; and Dr. Weyer: $375,000.

In March 2012, the Compensation Committee adjusted the salaries of our executive officers for the first time since 2008. Following the annual salary review process described above, the Compensation Committee adjusted the base salaries of our Named Executive Officers to the following levels: Mr. Bradbury: $725,000; Mr. Foletta: $440,750; Mr. Gergen: $400,000; Ms. Lloyd: $420,000; and Dr. Weyer: $395,000. As previously mentioned, Mr. Bradbury's base salary is set higher than our other Named Executive Officers due to the level of responsibility he assumes as our Chief Executive Officer. Following the March 2012 base salary adjustments, our Named Executive Officers' salaries levels continue to be at approximately the 50th percentile of our peer group, with the exception of Mr. Gergen whose salary approaches the 75th percentile of our peer group due to the strategic importance of his position to our business.

Annual Cash Incentive Plan

We have established a cash incentive plan for executive officers under which we pay annual cash bonuses to executive officers depending on whether we achieve pre-established, Board-approved corporate goals that are related to company operational and financial performance. By using an appropriate amount of results-based compensation, we believe our cash incentive plan creates a direct link between executive compensation and our operational and financial performance and further motivates our executives to implement strategic initiatives in order to meet and exceed the pre-established corporate goals.

At the beginning of each fiscal year, the Board establishes the operational and financial goals as part of the annual business planning process. At the end of the year, the Board determines the extent to which these goals were attained or exceeded. Based upon this assessment, the Compensation Committee determines whether executive officers will be paid a cash bonus. If the Compensation Committee determines cash bonuses are to be paid, it awards each executive a cash bonus equal to the target bonus percentage multiplied by the percentage to which the corporate goals were attained or exceeded. To arrive at the cash amount of the bonus, the executive's salary earnings for the year are multiplied by the resulting bonus percentage. Target bonuses are expressed as a percentage of the executive's salary. The target bonuses for our 2011 Named Executive Officers are as follows: for our Chief Executive Officer the target percentage is one hundred percent; for the other four Named Executive Officers, each of whom is a Senior Vice President, the target percentage is fifty percent. The Compensation Committee retains full discretion to adjust cash bonuses as it deems appropriate.

In order to closely align executive compensation with achievement of corporate goals, executive officer cash bonuses are based primarily upon the achievement of certain specified corporate goals. The corporate goals established by the Board of Directors for 2011 related to net product revenue, non-GAAP operating loss and progress in high-priority research and development programs. The 2011 goals were chosen in order to provide an appropriate mix of short-term performance (net product revenues and non-GAAP operating loss) with long-term value creation (research and development/pipeline advancement) and were assigned the following weighting for purposes of quantifying their contribution to bonus payout:

Corporate Goal	Weight
Net Product Revenue	50%
Non-GAAP Operating Loss	20%
R&D/Pipeline Advancement	30%

These goals were set at challenging levels such that attainment of executive target bonuses was not assured at the time they were set and would require a high level of effort and execution on the part of our executive management team in order to receive a bonus payout. For example, the 2011 net product revenue goal, after subtracting the portion paid to our former collaboration partner, was set at $317 million and the non-GAAP operating loss target was set at $25 million. Our development/pipeline targets involved responding to the FDA's BYDUREON™ complete response letter, delivering results of completed key clinical studies and submission to the FDA regarding other product candidates. For purposes of the bonus plan, non-GAAP operating loss was calculated by adjusting operating loss for the year ended December 2011 as reported in our audited financial statements for non-cash items and other items such as restructuring charges and charges and credits relating to the reacquisition of exenatide product rights (including amortization and interest expense relating to reacquired assets, fair value adjustments and revenue sharing obligations). The Board also approved a maximum payout under the cash incentive plan such that a maximum 200% of an individual's target bonus for each of the two financial performance metrics could be paid out if we achieved over 130% of our net product revenue goal and if we achieved positive or break-even non-GAAP operating results.

Setting challenging but achievable goals for 2011 was consistent with our previous practice as evidenced by the fact that since 2001 we paid annual bonuses below target six times, including 2010 in which the Compensation Committee agreed with management's recommendation not to pay themselves or any of our employees a bonus despite the fact that some of our bonus objectives were achieved, primarily because our NDA for BYDUREON™ was not approved by the FDA during 2010. Since 2001 we paid two annual bonuses at 100% of target and two annual bonuses exceeding target when we met or exceeded all of our annual goals, including our product revenue goals.

In February 2012, the Compensation Committee reviewed our 2011 actual bonus plan performance against the pre-established, Board-approved corporate goals. The 2011 bonus plan formula was structured so that if a minimum of 75% of product revenues goals for the full year were not met or if our non-GAAP operating loss was greater than $37.5 million, these portions of the bonus would not be funded. Based on a review of 2011 product revenue and non-GAAP operating loss, the Compensation Committee determined the minimum thresholds for funding these portions of the bonus had been achieved. The Compensation Committee then reviewed company performance relative to the development/pipeline goals and determined the bonus plan percentage multiplier would be 144%. This amount was achieved as follows: we achieved nearly 119% of our total net product revenue target for the year resulting in a contribution to the bonus percentage of 81.5%. We exceeded our non-GAAP operating loss target by achieving positive non-GAAP operating results resulting in a total contribution of the bonus percentage of 40%. Finally, we achieved nearly all of our development/pipeline goals for a total contribution to bonus of 22.5%. Accordingly, each Named Executive Officer's target bonus amount was multiplied by this percentage to determine the 2011 cash bonus amount. These amounts are shown in the Summary Compensation Table as non-equity incentive plan compensation.

In December 2011, the Compensation Committee established challenging and stretch corporate goals for purposes of the 2012 cash incentive plan. The corporate goals for 2012 relate to product revenue, non-GAAP operating loss and key business initiative results. Our performance relative to these pre-established goals will be reviewed by the Compensation Committee and the Board in 2013 to determine whether executive cash bonuses will be earned in 2012. In addition, the Compensation Committee has also modified the executive officer bonus plan to include an individual performance metric such that 20% of the 2012 bonus paid to executive officer below the Chief Executive Officer will be based on achievement of important individual goals. The committee made this modification in order to emphasize individual performance.

Equity Incentive Compensation

We provide equity incentive compensation to our executive officers through our 2009 EIP, our ESOP, our 2001 ESPP, and, at the discretion of the Board, our 401(k) Plan. We use equity compensation so that our executives will be motivated as stockholders to contribute to our long-term success. In addition, we grant stock options to our Named Executive Officers to reward them only when our stockholders gain value. We believe that providing a significant amount of results-based equity compensation to our executives is important because it aligns the interests of our executive officers with those of our stockholders and provides executive officers an opportunity to participate in our growth. Further, our options awards typically contain four-year vesting provisions and our RSU awards typically contain three-year vesting provisions which provide a retention incentive to executive officers and other employees. We have also granted RSUs with performance-based vesting. These performance-based awards only vest upon achievement of a critical, long-term goal and will be forfeited if the goal is not achieved within the performance period. We consider all forms of equity when establishing grants to our Named Executive Officers as part of the regular annual equity grant process.

2009 Equity Incentive Plan

Stock options granted under the 2009 EIP have an exercise price equal to the fair market value on the date of grant and have a term of 7 years, provided the recipient continues to provide services to Amylin. We measure fair market value as the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Our stock options and RSUs generally vest over a period of four years and three years, respectively, with vesting tied to continued employment. Because four years is a significant amount of time, we have structured our option grant vesting such that one-fourth of an option grant vests on the first anniversary date of the grant in order to provide a meaningful shorter-term value component. The remaining grant vests pro-rata on a monthly basis over the remaining three years of the vesting schedule in order to provide long-term retention value. As noted above, we have also granted performance-based RSUs which vest only upon the achievement of certain corporate goals and are forfeited if the performance goals are not achieved in the stipulated time frame.

We typically grant stock options on a periodic basis to eligible employees, including our executive officers. The Compensation Committee determines grant levels to executives after considering the level of responsibility, experience and expected contributions of each executive, as well as peer group data. The committee also considers salary levels and other cash compensation consistent with our stated philosophy of using a considerable proportion of success-based compensation. We also target equity compensation to approach the 60th percentile of our peer group on the basis of grant value and the percent of company-wide equity grants. In 2011, total equity compensation, including stock option grants and RSUs, was set to meet the stated target for our Named Executive Officers. Generally, the Compensation Committee grants stock options to executive officers annually as part of the executive performance review process. When determining the amount of an executive's equity compensation grant, the Compensation Committee also considers a historic review of an individual's equity holdings, internal comparisons, market data and the paper gain of the historic holdings to ensure the plan is meeting the company's retention objectives. The full grant date fair value of the options awarded to our Named Executive Officers during the past three years is contained in the Summary Compensation Table.

In determining the number of options and RSUs granted to our Named Executive Officers in 2011, the Compensation Committee considered the equity compensation practices at our peer companies as reported by our outside compensation consultant and awarded options and RSU grants consistent with the equity compensation targets described above. The number and grant date fair value of all stock options and RSUs granted to each of our Named Executive Officer in 2011 can be found in the Grants of Plan-Based Awards Table below. The Compensation Committee applies the same policies when determining the option and RSU grants awarded to each Named Executive Officer. The amount of Mr. Bradbury's actual equity grant is set at a higher level than our other Named Executive Officers due to the scope of his responsibilities as our Chief Executive Officer, his past equity grants, internal comparison and executive equity compensation pay practices within peer group companies. Further, the Board believes that a significant portion of our Chief Executive Officer's compensation should be directly tied to the long-term value of the company in order to align the interest of our chief executive officer with those of our stockholders. In 2011, Dr. Weyer's actual stock option grant was set at a higher level than our other Named Executive Officers, other than Mr. Bradbury, primarily in connection with his recent appointment to our Executive Committee in 2010.

Consistent with the equity incentive objectives described above, in March 2011, the Board granted options to purchase the following number of shares of our common stock to the Named Executive Officers: Mr. Bradbury: 250,000 shares; Mr. Foletta: 80,000 shares; Mr. Gergen: 70,000 shares; Ms. Lloyd: 60,000 shares; and Dr. Weyer: 125,000 shares. The options fully vest over four years with one-fourth of the option grant vesting on the first year anniversary of the grant date and in equal monthly installments for three years thereafter. The options have a term of seven years. The options are exercisable at a price of $15.03 per share which is equal to the closing price of our common stock on the date of grant. The Board also granted RSUs to our Named Executive Officers in the following amounts: Mr. Bradbury: 25,000 shares, 15,000 shares to each of Mr. Foletta, Mr. Gergen and Ms. Lloyd, and 10,000 shares to Dr. Weyer. One third of these RSUs vest on each anniversary of the grant date and become fully vested on the third anniversary of the grant date. The Board granted these RSUs to further align our executive officer's interests with those of our stockholders and as an incentive to the executive officers to remain employed by us over the course of the three-year vesting period. The Board also granted performance-based RSUs to our Named Executive Officers that vest only if BYDUREON™ is launched in the United States within two years from the date of grant in the following amounts: Mr. Bradbury: 33,750 shares, 8,000 shares to each of Mr. Foletta and Mr. Gergen, 15,000 shares to Ms. Lloyd and 10,000 shares to Dr. Weyer. The Board granted these performance-based RSUs to our Named Executive Officers to provide additional incentive to launch BYDUREON™ in a timely manner. If the performance metric had not been achieved, these RSUs would have been forfeited. However, these RSUs vested in February 2012 upon the commercial launch of BYDUREON™.

In recognition of the significant leadership contribution of our senior management in reaching an agreement with Lilly to re-acquire 100% of the global development and commercialization rights of our exenatide franchise, in January 2012, the Board granted RSUs to the following Named Executive Officers in the following amounts: Mr. Bradbury: 30,000 shares; Mr. Foletta: 7,500 shares; Mr. Gergen: 15,000 shares; and Ms. Lloyd: 10,000 shares. One-third of these restricted stock units vest on each anniversary of the grant date and become fully vested on the third anniversary of the grant date. The RSUs also have a long-term vesting component to provide an incentive to these Named Executive Officers to remain employed by us.

In February 2012, the Board granted 78,750 performance-based RSUs to Mr. Bradbury and 10,000 performance-based RSUs to Dr. Weyer. These performance-based RSUs will vest based upon the extent to which we achieve our 2012 exenatide revenue plan previously approved by the Board, such that 50% to 100% of the performance-based RSUs will vest on a pro rata basis upon achievement of between 85% to 100% of the revenue plan. If Amylin does not achieve at least 85% of the revenue plan, the performance-based RSUs will not vest and will be forfeited. The Board granted these performance-based RSUs to these Named Executive Officers because of the role these officers will have in achieving this important performance metric.

In March 2012, the Board granted options to purchase the following number of shares of our common stock to the Named Executive Officers: Mr. Bradbury: 300,000 shares; Mr. Foletta: 120,000 shares; Mr. Gergen: 100,000 shares; Ms. Lloyd: 110,000 shares; and Dr. Weyer: 130,000 shares. The options fully vest over four years with one-fourth of the option grant vesting on the first year anniversary of the grant date and in equal monthly installments for three years thereafter. The options have a term of seven years. The options are exercisable at a price of $16.02 per share which is equal to the closing price of our common stock on the date of grant. The Board also granted RSUs to our Named Executive Officers in the following amounts: Mr. Bradbury: 30,000 shares, and 10,000 shares to each of Mr. Foletta, Mr. Gergen, Ms. Lloyd and Dr. Weyer. One third of these restricted stock units vest on each anniversary of the grant date and become fully vested on the third anniversary of the grant date. The Committee granted these restricted stock units to further align our executive officer's interests with those of our stockholders and as an incentive to the executive officers to remain employed by us over the course of the three-year vesting period. In addition, the Board granted performance-based RSUs to our Named Executive Officers in the following amounts: Mr. Bradbury: 105,000 shares; Mr. Foletta: 40,000 shares; Mr. Gergen: 25,000 shares; Ms. Lloyd: 40,000 shares; and Dr. Weyer: 25,000 shares. These performance-based RSUs will vest only to the extent we achieve certain cumulative product revenue targets over a two-year measurement period consisting of fiscal years 2012 and 2013 and if the Named Executive Officer remains employed by us through the first quarter of 2015. Fifty percent of the shares earned based upon achievement of the performance metric will vest in the first quarter of 2014 while the remaining fifty percent will vest in the first quarter of 2015. To the extent this business objective and/or the required length of service are not achieved, the performance-based RSUs will be forfeited. The Board granted these performance-based RSUs because of the importance of this performance metric and to provide a long-term, time-based incentive to remain employed by us.

Option Grant Practices

After the end of the fiscal year, the Board or Compensation Committee approves, at its discretion, an annual option grant for certain employees, including executive officers, generally at the first regular committee meeting scheduled up to a year in advance. In 2011, annual option grants were approved for a large number of our employees, including our executive officers, at a regular pre-scheduled meeting held in March 2011. The exercise price for these options was based on the closing price of our common stock on the date the grant was approved. As is typical, our executive officers assist the Board and its committees in setting option grant dates only to the extent they assist the Board with scheduling these meetings. These meetings are scheduled independently of the release of material information about Amylin and our executive officers are otherwise not involved in setting option grant dates.

Our newly hired executive officers, as well as all newly hired eligible employees, receive an option grant that is effective as of the tenth day of the month following the month in which they commence employment. This results in a situation in which the effective date of the grant and the exercise price are established on a date following the date the Compensation Committee approved the executive officer's new-hire option grant. We grant these stock options as a recruitment incentive and so that officers and employees are motivated as owners on their first day of employment with us.

Under the terms of our 2003 Non-employee Directors' Plan, our non-employee directors receive an automatic option grant upon joining our board and upon their re-election at our annual stockholder meeting. This plan also permits the granting of RSUs to directors. Options automatically granted under the plan have an exercise price equal to the closing price of our common stock on the date of grant. Therefore, future options granted to our directors pursuant to this plan will generally be granted on the date they initially join our Board or the date of our annual stockholder meeting and will have an exercise price equal to the closing price of our common stock on that date. We schedule the date of our annual stockholder meeting several months in advance and independent of the release of material information about Amylin.

2001 Employee Stock Purchase Plan

Our employees, including executive officers, are eligible to participate in our 2001 ESPP, which is a qualified plan approved by our stockholders. Under the 2001 ESPP, participants may elect to participate in offerings to purchase shares of our common stock using payroll deductions of up to fifteen percent of their eligible compensation, subject to a maximum of $25,000 per calendar year. Our Compensation Committee has approved a series of six-month offerings that will end on August 31, 2014. We expect to provide further offerings to employees after this date. At the end of each six month offering, the participants' accumulated payroll deductions are used to purchase shares of our common stock at a price equal to the lesser of (i) eighty-five percent of the fair market value of our common stock on the first day of the six-month offering or (ii) eighty-five percent of the fair market value of our common stock on the final day of the offering. We established this purchase price formula based on prevailing market practice and in order to provide an attractive purchase price to encourage participation in the plan and meaningful equity ownership among our employees.

As with our other equity compensation, we established the 2001 ESPP to provide an additional opportunity for our employees to become stakeholders in our future financial success and to enable them to participate as stockholders in our growth. We believe that employees who own shares of our common stock will be motivated to exert maximum efforts to contribute to our success. We also established the 2001 ESPP as a means of creating incentive to retain the services of our current employees and to secure the services of new employees. To the extent executive officers choose to participate in this plan, such participation is consistent with our objective of creating a significant portion of success-based compensation for our executives.

Employee Stock Ownership Plan (ESOP)

Our employees, including our executive officers, are eligible to participate in our ESOP, which is a qualified plan that was approved by our Board of Directors in 2007. Under the terms of the ESOP, we make annual contributions of shares of our common stock valued at 10% of an employee's prior year eligible compensation to the employee's account subject to annual statutory limits for qualified benefit plans. The number of shares each employee receives is based on the fair market value of our common stock on the contribution date. Employees become fully vested on a pro-rata annual basis within four years of participation in the ESOP and generally receive the common shares when they terminate employment with us or become eligible to diversify out of stock into other investment options within the plan. We adopted the ESOP to continue providing long-term equity compensation to many of our employees in lieu of traditional stock option grant levels and as a vehicle to assist employees in preparing for their retirement and to further align our employees' interests with those of our stockholders. The contribution level was chosen to provide meaningful long-term equity ownership in the company. In addition, the four-year vesting schedule is designed to encourage employees and executive officers to remain employed by us. The value of the common stock contributed for the 2011 plan year to the ESOP accounts of each of our Named Executive Officers is included in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

401(k) Plan

All of our employees, including our executive officers, are generally eligible to participate in our 401(k) plan. Since 1997, our Board has approved a discretionary 401(k) matching contribution in common stock for all

401(k) plan participants. Employees have the ability to diversify their holdings out of our common stock at any time. Matching contributions vest pro rata over the first four years of the participant's employment with us. Our Board approved a matching contribution for 2011 equal to fifty percent of the first six percent of eligible earnings each participant contributed to the plan.

Our equity based matching contribution to our employee 401(k) plan is intended to provide an incentive for our employees to save on a tax-advantaged basis for their retirement. By providing this matching contribution, we also hope to further align our employees' interests with those of our stockholders by encouraging stock ownership. In addition to using the 401(k) matching contribution as a new hire recruitment incentive, the four-year vesting schedule is designed to encourage employees and executive officers to remain employed by us. Finally, providing a 401(k) match in shares of our common stock, rather than a matching cash contribution, is consistent with our objective of providing a significant amount of success-based compensation to our executive officers and further aligning their interests with those of our stockholders. The value of common stock contributed in 2011 to the 401(k) plans of each of our Named Executive Officers is included in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Other Elements of Compensation

Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan, which we refer to as our 2001 Deferred Compensation Plan, that allows executives to defer receipt of portions of their salary and/or cash bonus into bookkeeping accounts that permits the executives to select from a range of phantom investment alternatives that mirror the gains and/or losses of several different investment funds. Under the terms of the plan, in 2011 employee participants were permitted to defer up to 80% of their salary and up to 80% of their annual cash bonus until termination of employment, a specified date, or a change in control of the company as elected by the participant at the time of deferral. The plan also permits the deferral of up to 100% of the shares of our stock that would otherwise be delivered upon the vesting of time-based vested and performance-based vested RSUs. We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Participants have an unsecured contractual commitment by the company to pay the amount due under the plan, which remains subject to the claims of our general creditors. When such payments are due, cash will be distributed from our general assets.

Earnings for each of our Named Executive Officers under our 2001 Deferred Compensation Plan are shown in the Nonqualified Deferred Compensation Table below. The table also shows the amount of each officer's contributions during 2011, as well as the ending balance of each account as of December 31, 2011.

Perquisites and Certain Benefits

Prior to 2011, all of our employees, including our executive officers, automatically received a cash payout for accrued and unused vacation time in excess of 240 hours. All cash compensation paid to our Named Executive Officers in 2009 and 2010 in lieu of accrued vacation is disclosed in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Ms. Lloyd joined us in February 2007. Relocating to San Diego can involve considerable expense and, in order to incentivize employees to move to San Diego, we have found it necessary to institute a relocation policy which provides for reimbursement of relocation expenses and tax assistance for such expenses that relocating employees would not otherwise incur. Accordingly, in order to provide proper incentive for Ms. Lloyd to relocate to San Diego, we reimbursed her for certain relocation expenses including tax assistance to help offset the financial burden associated with her relocation. These reimbursed relocation expenses and tax gross ups are disclosed in the Summary Compensation Table and are accompanied by an explanatory footnote to that table. We generally do not provide tax gross ups for other types of benefits provided to executive officers. As disclosed in the Summary Compensation Table, prior to his appointment as an executive officer, Dr. Weyer received a small gross up in connection with a performance recognition gift he received in 2009.

As with all our employees, we pay the premiums for term life insurance offered to our executive officers as part of the benefit package we offer. The amount of insurance premium we paid in 2011 on behalf of each of our Named Executive Officers is disclosed in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Change In Control and Severance Payments

Under the terms of our Amended and Restated Officer Change in Control Severance Benefit Plan, or the Change in Control Plan, each of our officers is entitled to receive severance payments and other benefits if his or her employment is terminated for certain reasons, or covered terminations, during the period beginning ninety days prior to and ending 13 months following the effective date of a change in control of the company. This double-trigger Change in Control Plan provides that covered terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer's authority, duties and responsibilities which, in the case of our chief executive officer, includes no longer reporting directly to our board of directors or the board of directors of a successor company and in the case of our chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officer is required to report.

The Change in Control Plan provides salary continuation benefits upon a covered termination as follows: (i) chief executive officer and/or president: 36 months; (ii) other executive officers: 24 months; and (iii) non-executive officers: 18 months. The plan provides for lump sum bonus payments for officers equal to a specified percentage of their then-current annual target bonus as follows: (i) chief executive officer and/or president: 300%; (ii) other executive officers: 200%; and (iii) non-executive officers: 100%. Under the plan, officers would also receive a lump sum reimbursement for 18 months of medical and dental COBRA payments. The amounts provided under the amended plan were determined based on the Compensation Committee's review of competitive market data and, in keeping with our overall compensation objective of attracting and retaining top talent, the committee's assessment of amounts required to provide sufficient incentive to attract and retain qualified management personnel. Potential payments under this plan did not affect and were not affected by decisions made with respect to compensation paid in 2011 to our Named Executive Officers. Further, if within 90 days prior to, or within 13 months following, the effective date of certain specified change in control transactions, an officer's employment terminates without cause or under certain other specified circumstances, then the vesting and exercisability of the options and the vesting of any other equity awards held by such officer that were issued under our 2001 Equity Incentive Plan and 2009 EIP shall accelerate in full.

In the event that payments made under the Change in Control Plan would be considered "parachute payments" subject to excise taxes under Section 280G of the Internal Revenue Code, an executive officer will have the option of receiving the total amount of such payment and be subject to all applicable taxation including the excise tax or a lesser payment to provide the most favorable after-tax benefit under the plan. We will not pay any "gross up" or additional amount to such executive to offset the impact of such excise tax.

Mr. Bradbury became our Chief Executive Officer in March 2007. In connection with his promotion to this position we entered into an employment agreement with Mr. Bradbury under which we will pay him severance benefits in certain circumstances. The benefits include a payment of 12 months base salary and target bonus and continued company benefits for 12 months following such termination. We agreed to pay Mr. Bradbury these severance benefits to provide adequate incentive to him to assume the responsibilities as our Chief Executive Officer.

Compensation Recapture ("Clawback") Policy

Our Compensation Committee has adopted a compensation recapture, or "clawback," policy that enables us to recover previously paid compensation under certain circumstances in which compensation paid to certain senior management employees, including our Named Executive Officers, may not have been reflective of actual corporate performance.

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines that are applicable to each of our directors and officers. Members of our Board are required to own shares of our stock with a value equal to $150,000, or three times their annual retainer fee. Our officers are required to own shares of our common stock with a value equal to a specific multiple of such officer's base salary as indicated in the table below. Directors and officers are required to meet these guidelines within five years of becoming subject to them. At the end of our last fiscal year, officers subject to the stock ownership guidelines were either compliant with the guidelines or were progressing toward compliance.

Officer Level	Market Value of Shares Owned as a Multiple of Base Salary
Chief Executive Officer	4x
Senior Vice President and above	2x
Vice President	1x

Accounting and Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the Chief Executive Officer or any of the four most highly compensation officers. Performance based compensation arrangements may qualify for an exemption from the deduction limit if they satisfy various requirements under Section 162(m). Although we consider the impact of this rule when developing and implementing our executive compensation programs, we believe it is important to preserve flexibility in designing compensation programs. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). While our stock options are intended to qualify as "performance based compensation" (as defined by the Code), amounts paid under our other compensation programs may not qualify.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with members of management and, based on that review and discussion, the Compensation and Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the annual report on Form 10-K for the fiscal year ended December 31, 2011.

The Compensation and Human Resources Committee

Adrian Adams, Chair
Teresa Beck
Karin Eastham

Summary Compensation Table

The following table sets forth in summary form information concerning the compensation earned by our Chief Executive Officer, our Chief Financial Officer and each of our other three most highly compensated executive officers during the fiscal year ended December 31, 2011, who were serving as executive officers as of December 31, 2011. We refer to these individuals collectively as our Named Executive Officers.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	Non equity incentive plan compensation ($)(5)	All other Compensation ($)(6)	Total ($)
Daniel M. Bradbury	2011	675,000	—	914,863	1,846,500	972,000	969	4,409,332
President and Chief	2010	675,000	—	1,832,850	2,248,025	-0-	969	4,756,844
Executive Officer	2009	662,019	—	31,850	2,201,880	814,280	726	3,710,755
Mark G. Foletta	2011	419,750	—	377,540	590,880	302,220	958	1,691,348
Senior Vice President,	2010	419,750	—	302,000	449,605	-0-	25,174(7)	1,196,529
Finance, Chief Financial Officer	2009	411,678	—	31,850	495,423	253,180	16,870(7)	1,209,001
Mark J. Gergen	2011	390,000	—	377,540	517,020	280,800	889	1,566,249
Senior Vice President,	2010	390,000	—	392,050	629,447	-0-	8,389(8)	1,419,886
Corporate Development	2009	382,500	—	31,850	467,900	235,240	726	1,118,216
Marcea Bland Lloyd	2011	400,125	—	482,750	443,160	288,090	913	1,615,038
Senior Vice President,	2010	400,125	—	392,050	539,526	-0-	2,034(9)	1,333,735
Chief Administrative Officer and General Counsel	2009	392,435	50,000	31,850	467,900	241,350	118,111(9)	1,301,646
Christian Weyer, M.D. ...	2011	370,192	—	332,450	923,250	266,540	855	1,893,287
Senior Vice President,	2010	317,273	—	152,517	240,089	-0-	11,374(10)	721,253
Research & Development	2009	262,983	—	31,850	110,094	128,760	11,069(10)	544,756

(1) Salary amounts deferred under our 2001 Deferred Compensation Plan are shown in the footnotes to the Nonqualified Deferred Compensation Table.

(2) Amounts shown in this column represent sign-on bonuses paid in the years indicated.

(3) Amounts shown in this column are the aggregate grant date fair value of stock awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption "Accounting for Stock-based Compensation." Amounts shown in this column consist of discretionary matching contributions we made in the form of our common stock under our 401(k) plan, mandatory contributions we made in the form of our common stock under our ESOP and performance-based restricted stock units, or RSUs, granted under our 2009 EIP.

In 2011, 2010 and 2009, we made discretionary matching contributions in form of shares of our common stock under our 401(k) plan equal to 50% of the first 6% of eligible earnings contributed to the plan, subject to statutory limitations. The maximum amount of earnings eligible for matching contributions was $16,500 in 2011, 2010 and 2009. The total amount of compensation deferred under our 401(k) plan for each Named Executive Officer in 2011, 2010 and 2009 is set forth in the table below:

Name	2011($)	2010($)	2009($)
Daniel M. Bradbury	22,000	16,500	16,500
Mark G. Foletta	16,500	16,500	16,500
Mark J. Gergen	16,500	16,500	16,500
Marcea Bland Lloyd	22,000	22,000	20,500
Christian Weyer, M.D.	16,500	16,500	16,500

In 2007, our Board adopted our ESOP, under which we make mandatory annual contributions to eligible employees equal to 10% of eligible compensation, subject to statutory limitations. The amounts shown in this column represent the total number of shares received by the Named Executive Officers for the fiscal year under our 401(k) plan, our ESOP and RSUs multiplied by the fair market value of our common stock on the appropriate date of determination. The dates of determination (and fair market values per share) for the 2011, 2010 and 2009 401(k) matching contribution were February 1, 2012 ($15.53 per share), February 1, 2011 ($16.23 per share) and February 1, 2010 ($17.83 per share), respectively. The date of determination (and fair market value per share) for the 2011, 2010 and 2009 ESOP contribution were March 6, 2012 ($16.02 per share), March 1, 2011 ($15.03 per share) and February 2, 2010 ($18.01 per share), respectively. The dates of determination (and fair market value per share) for the 2011 and 2010 RSU grants were March 1, 2011 ($15.03 per share) and February 2, 2010 ($18.01 per share), respectively. The total number of shares received by each of our Named Executive Officers for 2011, 2010 and 2009 under our 401(k) plan, ESOP and 2009 EIP are set forth in the table below (amounts shown in this table have been rounded to whole share amounts):

Name	Year	401(k)	ESOP	2009 EIP
Daniel M. Bradbury	2011	473	1,529	58,750
	2010	453	1,630	100,000
	2009	412	1,360	n/a
Mark G. Foletta	2011	473	1,529	23,000
	2010	453	1,630	15,000
	2009	412	1,360	n/a
Mark J. Gergen	2011	473	1,529	23,000
	2010	453	1,630	20,000
	2009	412	2,550	n/a
Marcea Bland Lloyd	2011	473	1,529	30,000
	2010	453	1,630	20,000
	2009	412	1,360	n/a
Christian Weyer, M.D.	2011	473	1,529	20,000
	2010	453	1,630	6,700
	2009	412	1,360	n/a

(4) Amounts shown in this column are the aggregate grant date fair value of option awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption "Accounting for Stock-based Compensation."

(5) Amounts listed in this column were awarded for corporate performance in the relevant fiscal year but were paid in March of the following fiscal year. In 2010, the Compensation Committee accepted management's recommendation to not pay cash bonuses because we did not receive approval for BYDUREON™ during

that year. Accordingly, we did not pay our Named Executive Officers a cash bonus despite the fact that some of the corporate performance goals had been achieved. Amounts deferred under our 2001 Deferred Compensation Plan are shown in the footnotes to the Nonqualified Deferred Compensation Table below.

(6) Except where otherwise noted, amounts shown in this column include term life insurance premiums we paid for each Named Executive Officer.

(7) In addition to the amounts described in footnote 6 above, included in "all other compensation" for Mr. Foletta are the sums of $24,216 and $16,144, representing compensation received in lieu of accrued vacation for 2010 and 2009, respectively.

(8) In addition to the amounts described in footnote 6 above, included in "all other compensation" for Mr. Gergen is the sum of $7,500 representing compensation received in lieu of accrued vacation for 2010.

(9) In addition to the amounts described in footnote 6 above, included in "all other compensation" for Ms. Lloyd in 2010 is the sum of $1,121 representing taxable relocation reimbursements, including tax gross ups of $516. Included in "all other compensation" for Ms. Lloyd in 2009 is the sum of $117,385 representing taxable relocation reimbursements, including tax gross ups of $51,004.

(10) In addition to the amounts described in footnote 6 above, included in "all other compensation" for Dr. Weyer is the sum of $10,601 and $10,313 representing compensation received in lieu of accrued vacation for 2010 and 2009, respectively. Also included in "all other income" is the tax gross up amount of $143.14 received in 2009 in connection with a performance recognition gift received by Dr. Weyer prior to his appointment as an executive officer of the Company.

Employment Agreements and Arrangements

With the exception of Mr. Bradbury, with whom we have a written employment agreement, we maintain oral at-will employment relationships with each of our currently serving Named Executive Officers: Mark G. Foletta, Mark J. Gergen, Marcea Bland Lloyd and Christian Weyer, M.D. Each of these executive officers receives our normal and customary employment benefits, generally on the same terms as all of our employees. The benefits include the right to (i) participate in our 401(k) Plan and our 2001 ESPP, and (ii) receive stock option grants and other equity awards under our 2009 EIP, stock grants under our ESOP and cash bonuses under our cash bonus plan. Each of our Named Executive Officers is also eligible, along with all of our employees holding the title of vice-president and above, to participate in our 2001 Deferred Compensation Plan and the Change in Control Plan. The benefits payable to our Named Executive Officers under our Change in Control Plan are more fully described below under the heading "Potential Payments upon Termination or Change in Control." We also have customary indemnification agreements with our officers, including our Named Executive Officers.

On March 7, 2007, we entered into an employment agreement with Daniel M. Bradbury in connection with his appointment as President and Chief Executive Officer. Pursuant to the agreement, Mr. Bradbury is paid an annual cash salary and is eligible to participate in our annual cash bonus plan, with a target bonus equal to one hundred percent of his base salary. At the time we entered into this agreement with Mr. Bradbury, we granted him a one-time only option to purchase 450,000 shares of our common stock under our 2001 EIP, which fully vested four years from the date of grant. The agreement also provides that Mr. Bradbury will be eligible to participate in benefits under any executive benefit plan or arrangement which may be in effect from time to time and made available to our executive or key management employees and in the event of termination of employment without cause, Mr. Bradbury will be entitled to severance benefits including a payment equal to 12 month's base salary and target bonus and continued company benefits for 12 months following such termination.

Additional discussion of the amounts listed in the Summary Compensation Table and an explanation of the amount of salary and incentive bonus paid to our Named Executive Officers in 2011 in proportion to total compensation can be found in the Compensation Discussion and Analysis in this proxy statement.

Grants of Plan-Based Awards For 2011

The following table provides information regarding each grant awarded to our Named Executive Officer for the fiscal year ended December 31, 2011.

Name	Grant date	Date of Board action granting award	Estimated possible payouts under non-equity incentive plan awards(1)			Estimated possible payouts under equity incentive plan awards(2)			All other stock awards: number of shares of stock or units (#)(3)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)(4)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Daniel M. Bradbury			-0-	675,020	1,147,500							
	3/01/2011									250,000	15.03	1,846,500
	3/01/2011								25,000			375,750
	3/01/2011					0	33,750	33,750				507,263
	2/01/2012 (5)	12/05/2011							473			7,350
	12/31/2011 (6)	12/05/2007 (7)							1,529			24,500
Mark G. Foletta			-0-	209,875	356,788							
	3/01/2011									80,000	15.03	590,880
	3/01/2011								15,000			225,450
	3/01/2011					0	8,000	8,000				120,240
	2/01/2012 (5)	12/05/2011							473			7,350
	2/31/2011 (6)	12/05/2007 (7)							1,529			24,500
Mark J. Gergen			-0-	195,000	331,500							
	3/01/2011									70,000	15.03	517,020
	3/01/2011								15,000			225,450
	3/01/2011					0	8,000	8,000				120,240
	2/01/2012 (5)	12/05/2011							473			7,350
	12/31/2011 (6)	12/05/2007 (7)							1,529			24,500
Marcea Bland Lloyd			-0-	200,063	340,106							
	3/01/2011									60,000	15.03	443,160
	3/01/2011								15,000			225,450
	3/01/2011					0	15,000	15,000				225,450
	2/01/2012 (5)	12/05/2011							473			7,350
	12/31/2011 (6)	12/05/2007 (7)							1,529			24,500
Christian Weyer, M.D.			-0-	187,500	318,750							
	3/01/2011									125,000	15.03	923,250
	3/01/2011								10,000			150,300
	3/01/2011					0	10,000	10,000				150,300
	2/01/2012 (5)	12/05/2011							473			7,350
	12/31/2011 (6)	12/05/2007 (7)							1,529			24,500

(1) The amounts shown in these columns represent the threshold, target and maximum payout levels under our annual bonus plan for 2011 performance. The potential payouts for Named Executive Officers are one hundred percent performance driven.

(2) The amounts shown in these columns represent the threshold, target and maximum vesting levels of these performance-based RSUs. These RSUs will vest in full if the performance metric is achieved and will expire and be completely forfeited if the performance metric is not achieved.

(3) Amounts shown in this column have been rounded to whole share amounts.

(4) Amounts shown in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2011 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 under the caption "Accounting for Stock-based Compensation." The grant date fair value of RSUs and other stock awards is based on the closing price of our common stock on the date of grant.

(5) These shares were granted under our 401(k) plan.

(6) These shares were granted under our ESOP.

(7) Represents the date upon which the Board approved our ESOP.

The option and RSU award grants listed above were granted pursuant to the terms of our 2009 EIP. The options were granted at an exercise price equal to the closing price of shares of our common stock on the NASDAQ Stock Market on the date of grant shown above. The options listed above generally fully vest on the fourth anniversary of the date of grant with one-fourth of the option vesting on the first anniversary of the date of grant and in equal monthly installments for three years thereafter. These options expire seven years from the date of grant. Time-based vesting RSUs listed above vest in three equal annual installments from the date of grant, becoming full-vested on the third anniversary of the grant date. The performance-based RSUs listed above vested upon the commercial launch of BYDUREON™ in the United States. Additional narrative discussion of our 2011 RSU grants, our 2011 option grants and our option grant practices can be found in the Compensation Discussion and Analysis of this proxy statement.

In December 2011, the Compensation Committee approved a 401(k) matching award in the form of shares of our common stock to employees equal to 50% of up to the first six percent of eligible earnings contributed to their individual 401(k) accounts. In order to allow for all potential 401(k) contributions through the end of 2011, the stock award was granted on February 1, 2012 and valued using of the closing price of our common stock on that date of $15.53 per share. Under the terms of our 401(k) plan, matching stock awards vest in equal annual installments over four years from the employee's start date. Additional narrative discussion of our 2011 401(k) matching stock grant practices can be found in the Compensation Discussion and Analysis of this proxy statement.

In December 2007, the Board established the ESOP which provides for annual mandatory stock awards to eligible employees equal to 10% of their eligible plan year income up to qualified plan limits. Employees generally earn the right to receive the stock awards if they are employed by us on December 31st of each plan year. The number of shares received by each of our Named Executive Officers for the 2011 plan year was determined by dividing 10% of eligible 2011 compensation by the closing price of our common stock on March 6, 2012 of $16.02 per share. Under the terms of the ESOP, all stock awards received under the ESOP vest in equal annual installments over four years from the employee's participation in the plan. Additional narrative discussion of the annual ESOP stock award can be found in the Compensation Discussion and Analysis of this proxy statement.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards granted under our 2001 EIP and 2009 EIP held by our Named Executive Officers as of December 31, 2011.

	Option awards				Stock awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(1)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)(2)	Market value of shares of stock that have not vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($)(3)
Daniel M. Bradbury	36,000	—	11.95	8/02/12	25,000	284,500	100,000(4)	1,138,000
	100,000	—	18.85	5/12/13			33,750(5)	384,075
	100,000	—	22.60	5/04/14				
	110,000	—	16.54	5/25/15				
	120,000	—	41.34	5/16/16				
	30,000	—	47.73	6/02/16				
	450,000	—	36.90	3/07/17				
	257,813	17,187	24.87	3/04/15				
	137,500	62,500	9.02	3/04/16				
	114,583	135,417	18.01	2/02/17				
	—	250,000	15.03	3/01/18				
Mark G. Foletta	32,083	—	18.85	5/12/13	15,000	170,700	15,000(4)	170,700
	40,000	—	22.60	5/04/14			8,000(5)	91,040
	40,000	—	16.54	5/25/15				
	50,000	—	41.34	5/16/16				
	70,000	—	36.90	3/07/17				
	65,625	4,375	24.87	3/04/15				
	41,250	18,750	9.02	3/04/16				
	22,917	27,083	18.01	2/02/17				
	—	80,000	15.03	3/01/18				
Mark J. Gergen	41,500	—	16.80	5/09/15	15,000	170,700	20,000(4)	227,600
	3,300	—	16.54	5/25/15			8,000(5)	91,040
	35,000	—	41.34	5/16/16				
	60,000	—	36.90	3/07/17				
	65,625	4,375	24.87	3/04/15				
	37,813	17,187	9.02	3/04/16				
	32,083	37,917	18.01	2/02/17				
	—	70,000	15.03	3/01/18				
Marcea Bland Lloyd	50,000	—	41.27	2/07/17	15,000	170,700	20,000(4)	227,600
	51,563	3,437	24.87	3/04/15			15,000(5)	170,700
	37,813	17,187	9.02	3/04/16				
	27,500	32,500	18.01	2/02/17				
	—	60,000	15.03	3/01/18				
Christian Weyer, M.D.	1,081	—	22.60	5/04/14	10,000	113,800	6,700(4)	76,246
	2,041	—	19.79	8/31/14			10,000(5)	113,800
	5,563	—	16.54	5/25/15				
	18,000	—	41.34	5/16/16				
	14,000	—	36.90	3/07/17				
	18,750	1,250	24.87	3/04/15				
	13,750	6,250	9.02	3/04/16				
	12,238	14,462	18.01	2/02/17				
	—	125,000	15.03	3/01/18				

(1) Unvested options appearing in this column were granted under our 2001 EIP or our 2009 EIP. One-fourth of the option grant vests on the first anniversary of the grant date. Following the first anniversary of the grant date, the remaining options vest *pro-rata* on a monthly basis and become fully-vested on the fourth anniversary of the grant date.

(2) Unvested RSUs appearing in this column were granted under our 2009 EIP. One-third of the RSU grant vests on an annual basis over three years and becomes fully-vested on the third anniversary of the grant date.

(3) Values in this column are based upon the closing price of our common stock of $11.38 on the NASDAQ Stock Market on December 31, 2011.

(4) These RSUs had a performance-based vesting component such that they would only vest if we achieved positive non-GAAP operating income for the full year of 2011. These RSUs vested in 2012 because the performance metric was achieved.

(5) These RSUs had a performance-based vesting component such that they would only vest if we launched BYDUREON™ within two years from the date of grant. These RSUs vested in 2012 because the performance metric was achieved.

Option Exercises and Stock Vested Table

The following table contains information regarding the number of shares of common stock acquired and the value realized pursuant to the exercise of stock options, and all stock awards vested and the value realized pursuant to the vesting of stock awards, by each of our Named Executive Officers during the year ended December 31, 2011.

	Option awards		Stock awards	
Name	**Number of shares acquired on exercise (#)(1)**	**Value realized on exercise ($)**	**Number of shares acquired on vesting (#)(2)**	**Value realized on vesting ($)(3)**
Daniel M. Bradbury	45,000	135,900	2,002	22,783
Mark G. Foletta	—	—	2,002	22,783
Mark J. Gergen	—	—	2,002	22,783
Marcea Bland Lloyd	—	—	4,016(4)	55,148(5)
Christian Weyer, M.D.	—	—	2,002	22,783

(1) All shares acquired upon option exercise during 2011 by our Named Executive Officers were retained by the Named Executive Officers and were not simultaneously sold upon exercise of the options.

(2) Unless otherwise noted, represents 473 shares that were vested immediately upon grant pursuant to the terms of our 401(k) plan and 1,529 shares that vested immediately upon grant pursuant to the terms of our ESOP. 401(k) matching shares vest in four equal annual installments on the anniversary of the Named Executive Officer's employment start date. After the fourth anniversary of the employment start date, all matching shares granted under the 401(k) plan are vested immediately on the date of grant. All shares granted under the ESOP vest in one-fourth increments upon completion of 12 consecutive months of employment measured from the later of the January 1, 2007 effective date of the ESOP or the Named Executive Officer's employment start date until all ESOP shares are fully vested upon completion of four years as a participant in the ESOP.

(3) Unless otherwise noted, based upon the closing price of our common stock of $11.38 on the NASDAQ Stock Market on the December 31, 2011 vesting date.

(4) Represents 403 shares that vested on the fourth anniversary of Ms. Lloyd's employment start date and 473 shares that Ms. Lloyd became entitled to on December 31, 2011 and vested immediately upon the February 1, 2012 grant date pursuant to the terms of our 401(k) plan. Also represents 1,611 shares that vested on the fourth anniversary of Ms. Lloyd's participation in our ESOP and 1,529 shares that Ms. Lloyd became entitled to on December 31, 2011 and vested immediately upon grant pursuant to the terms of our ESOP.

(5) Based upon the closing price of our common stock on the NASDAQ Stock Market of $16.07 on the February 7, 2011 vesting date with respect to 2,014 shares and $11.38 on the December 31, 2011 vesting date with respect to 2,002 shares.

Nonqualified Deferred Compensation Table

The following table contains information regarding our Named Executive Officer's participation in our 2001 Deferred Compensation Plan for the year ended December 31, 2011.

Name	Executive Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last FYE ($)(4)
Daniel M. Bradbury	303,750	(92,208)	—	2,177,865
Mark G. Foletta	—	(4,717)	—	398,574
Mark J. Gergen.	—	—	—	—
Marcea Bland Lloyd	—	(27,945)	—	944,911
Christian Weyer, M.D.	—	(3,812)	—	106,045

(1) The contribution amounts contained in this column are reported in the Summary Compensation Table as follows:

Name	Salary Paid in 2011	Non-equity Incentive Plan Compensation Paid in 2011 for 2010 Performance	Other Compensation
Daniel M. Bradbury	303,750	—	—
Mark G. Foletta	—	—	—
Mark J. Gergen	—	—	—
Marcea Bland Lloyd	—	—	—
Christian Weyer, M.D.	—	—	—

(2) The aggregate earnings amounts contained in this column have not been reported in the Summary Compensation Table because none of our Named Executive Officers received above market or preferential earnings from their deferred compensation accounts.

(3) None of our Named Executive Officers received distributions from their deferred compensation accounts in 2011.

(4) Amounts shown in this column include deferred compensation that was included in our Summary Compensation Tables for years prior to 2011 as follows: Mr. Bradbury: $1,666,115; Mr. Foletta: $218,139; and Ms. Lloyd: $772,158.

Our 2001 Deferred Compensation Plan is an unfunded plan designed for the purpose of providing deferred compensation to our directors and highly compensated executives. The plan allows executives to elect on an annual basis to defer receipt of portions of their salary and/or cash bonus into bookkeeping accounts with phantom investment alternatives that mirror the gains and/or losses of several different investment funds. The bookkeeping accounts are adjusted to reflect investment results resulting from fluctuations in the market value of the phantom investments. Participants may change their selected phantom investment alternatives at any time. The amounts reported in the aggregate earnings column above reflect any unrealized gains and losses, based on the increases or decreases in market value of investment funds for 2011 and realized gains, which represents interest earned during 2011 on deferred compensation.

Under the terms of the plan, in 2011 executive participants were permitted to defer up to 80% of their salary and up to 80% of their annual cash bonus. Elections must be made by December 31st of each year to defer salary compensation that will be earned during the following year, and are irrevocable after that date. Elections to defer bonus compensation must be made no later than six months prior to the end of calendar year, which is the applicable performance period to which the bonus relates, in accordance with applicable tax compliance requirements.

Executive participants may elect to receive a distribution of their account balance either in a lump sum or annual installments of up to 15 years, and may elect to commence payment either upon termination of employment, or a date specified by the executive at the time of initial deferral. Executives may also elect at the time of deferral to receive payment of their account balance in the event of a change of control of the company. Any changes in the executive's distribution election are permitted only if made in accordance with applicable tax compliance requirements governing nonqualified deferred compensation plans. Any payments made to executives upon termination of employment will be delayed six months if required by applicable tax compliance requirements. Notwithstanding the executive's election, for distributions made upon a termination of employment, annual installment payments are permitted under the plan only if at the time of termination the executive has attained age 65, or age 55 with 5 years of service with the company, or the termination is due to the executive's death or disability. Executives may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals.

Amounts deferred by the executives are not subject to income tax until payment, but are subject to the Federal Insurance Contributions Act tax at the time of deferral. We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Participants have an unsecured contractual commitment by the company to pay the amount due under the plan. When such payments are due, cash will be distributed from our general assets.

Pension Benefits

We have no pension plans.

Potential Payments Upon Termination or Change In Control

Termination

Employment Agreement Provisions

Other than Mr. Bradbury, we have not entered into employment agreements with any of our Named Executive Officers. Mr. Bradbury has served as our President and Chief Executive Officer since March 1, 2007. On March 7, 2007, we entered into an employment agreement with Mr. Bradbury effective upon his promotion to that position. Mr. Bradbury's employment is "at-will", and his employment agreement can be terminated by us or by him at any time. Under the terms of his employment agreement, if Mr. Bradbury is terminated by us without cause or if he resigns for good reason, he will be entitled to severance benefits including a payment of 12 months base salary and target bonus, and continued company benefits for 12 months following such termination. Mr. Bradbury's employment agreement also provides that if his employment terminates for any reason other than by us without cause or by him for good reason, he will be entitled to base salary and accrued and unused vacation benefits earned through the date of such termination at the rate in effect at that time.

Equity Awards

Under the provisions of our 2001 EIP and our 2009 EIP, vested options, including those held by our Named Executive Officers, remain exercisable for a period of 90 days or 3 months, respectively, following termination of services to Amylin other than for death or disability if the option does not otherwise expire during that period. If services to Amylin are terminated as a result of death or disability, vested options granted under the 2001 EIP and the 2009 EIP remain exercisable for a period of 12 months following such termination if the option does not otherwise expire during the 12-month period. For options granted after May 2003, optionees, including our Named Executive Officers, who retire at the age of 55 or older and who have provided five or more years of continuous service to Amylin at the date of retirement have the earlier of five years following their retirement or the option's expiration date to exercise their option.

Deferred Compensation

Our Named Executive Officers participate in our 2001 Deferred Compensation Plan which permits the deferral of a portion of their compensation as described in the narrative description following the Nonqualified Deferred Compensation Table above. The last column in the Nonqualified Deferred Compensation Table above reports each Named Executive Officer's aggregate plan balance as of December 31, 2011. At the time of deferral the Named Executive Officers may elect to receive a distribution of their deferred compensation account balance upon termination of employment, a specified date, and/or a change in control of the company. The Named Executive Officers may elect to receive a distribution of their account balance either in the form of a lump sum or annual installment payments of up to 15 years, and may elect a different form of distribution upon a change in control than that elected for other distribution events. Notwithstanding the executive's election, for distributions made upon a termination of employment, annual installment payments are permitted under the plan only if at the time of termination the executive has attained age 65, or age 55 with 5 years of service with the company, or the termination is due to the executive's death or disability. Executives may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals.

Change In Control

In August 2007, the Compensation Committee approved amendments to our double-trigger Change in Control Plan which was originally adopted in February 2001. Under the amended double-trigger plan, each of our officers, including our Named Executive Officers, is entitled to receive severance payments and other benefits if his or her employment is terminated for certain reasons, or covered terminations, during the period beginning ninety days prior to and ending 13 months following the effective date of a change in control of Amylin. The amended plan clarifies that covered terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer's authority, duties and responsibilities which, in the case of our chief executive officer, includes no longer reporting directly to our board of directors or the board of directors of a successor company and in the case of our chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officers is required to report.

The double-trigger Change in Control Plan provides our officers salary continuation benefits upon a covered termination as follows: (i) the chief executive officer and/or president would receive 36 months salary continuation; (ii) other executive officers would receive 24 months salary continuation; and (iii) non-executive officers would receive 18 months salary continuation. The Change in Control Plan also provides our officers lump sum bonus payments upon a covered termination equal to a specified percentage of their then-current annual target bonus as follows: (i) the chief executive officer and/or president would receive 300% of his target bonus; (ii) other executive officers would receive 200% of their target bonus; and (iii) non-executive officers would receive 100% of their target bonus. The Change in Control Plan also reimburses our officers for medical and dental COBRA payments for 18 months and clarifies that all then-outstanding unvested options and equity grants awarded prior to being promoted to an officer position and held by officers at the time of termination immediately vest in full. Officers would receive these benefits upon a covered termination provided they are not a party to any agreement with us that would not be superseded by the Change in Control Plan. As of the date of this proxy statement, none of our Named Executive Officers had separate agreements with us regarding change of control or severance benefits that supersede the Change in Control Plan.

To receive benefits under the Change in Control Plan, a recipient must execute a release of claims in favor of Amylin. Further, any benefits being paid under the plan will terminate immediately if at any time the recipient of such benefits violates any proprietary information, confidentiality or non-solicitation obligation to Amylin.

Options granted to officers under the 2001 EIP and 2009 EIP have included, and it is expected that options granted to officers under the 2009 EIP will continue to include, certain change in control provisions. The 2001 EIP and 2009 EIP provide that, in the event of a sale, lease or other disposition of all or substantially all of our assets or specified types of mergers or consolidations (each referred to as a corporate transaction), any surviving or acquiring corporation shall either assume awards outstanding under the 2001 EIP and 2009 EIP or substitute similar awards for those outstanding under the 2001 EIP and 2009 EIP. If any surviving corporation declines to assume awards outstanding under the 2001 EIP and 2009 EIP or to substitute similar awards, then, with respect to participants whose service has not terminated as of the time of such corporate transaction, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction.

Further, if within 90 days prior to, or within 13 months following, the effective date of certain specified change in control transactions, an officer's employment terminates without cause or under certain other specified circumstances, then the vesting and exercisability of the options and the vesting of any other equity awards held by such officer that were issued under the 2001 EIP and 2009 EIP shall accelerate in full.

The following table summarizes the value of payments our Named Executive Officers would have received had their employment relationship with us been terminated without cause on the last business day of our most recently completed fiscal year in connection with a change in control.

Name	Salary Continuation and Bonus Payment($)(1)	Acceleration of Equity Awards($)(2)	COBRA Payments($)(3)	Total($)
Daniel M. Bradbury	4,050,000(4)	1,954,075	22,779	6,026,854
Mark G. Foletta	1,259,250	476,690	22,779	1,758,719
Mark J. Gergen	1,170,000	529,901	22,779	1,722,680
Marcea Bland Lloyd	1,200,375	609,561	15,666	1,825,602
Christian Weyer, M.D.	1,125,000	318,596	22,779	1,466,375

(1) Unless otherwise indicated, amounts shown in this column represent 24 months of salary continuation paid out over a 24-month period following December 31, 2011 and a lump-sum bonus paid on December 31, 2011 equal to two hundred percent of the Named Executive Officer's 2011 target bonus amount. All amounts in this column are based on the Named Executive Officer's base salary in effect on December 31, 2011.

(2) Amounts shown in this column represent (i) the value of in-the-money unvested options granted under the 2001 EIP and 2009 EIP that would have accelerated if the Named Executive Officer was terminated on December 31, 2011 in connection with certain change in control events and are based on the difference between the market value per share of our common stock on that date and the exercise price of the respective options and (ii) the value of RSUs that would have accelerated if the Named Executive Officer was terminated on December 31, 2011 in connection with certain change in control events and are based on multiplying the number of RSUs that would have accelerated by the market value per share of our common stock on December 31, 2011.

(3) Amounts shown in this column represent 18 months of medical and dental COBRA payments based on the Named Executive Officer's benefits in effect on December 31, 2011.

(4) Amount represents 36 months of salary continuation paid out over a 36-month period following December 31, 2011 and a lump-sum bonus paid on December 31, 2011 equal to three hundred percent of Mr. Bradbury's 2011 target bonus.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee reviews our corporate accounting and financial reporting process on behalf of the Board. The Audit Committee is comprised solely of independent directors as defined in applicable NASDAQ and SEC regulations, and operates under a written charter approved by the Board. This charter is available on the corporate governance section of our website, *www.amylin.com.*

Management is responsible for the financial statements, the corporate accounting and financial reporting processes, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. Our independent auditors are responsible for planning and performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States. Our independent auditors are also responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee has met and held discussions with management and our independent auditors. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed with management and our independent auditors the audited financial statements for the year ended December 31, 2011, including the appropriateness, not just the acceptability, of the accounting principles applied, the reasonableness of significant judgments, and the clarity and completeness of disclosure in the financial statements, and management's assessment of the effectiveness of internal control over financial reporting at December 31, 2011.

The Audit Committee and our independent auditors discussed the auditors' independence from Amylin and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board's Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee also discussed with our independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380).

The Audit Committee discussed with our independent auditors the overall scope and plans for their audit. The Audit Committee meets with our independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal control over financial reporting, and the overall quality of our financial reporting. The Audit Committee met 11 times during 2011.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that our audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

THE AUDIT COMMITTEE:

Karin Eastham, Chair
Teresa Beck
Kathleen Behrens

Compensation Committee Interlocks and Insider Participation

Mr. Adams, Ms. Beck and Ms. Eastham served on the Compensation Committee throughout 2011. None of these members of the Compensation Committee has ever been an officer or employee of ours or had a relationship in 2011 requiring disclosure under applicable SEC regulations. None of our executive officers currently serves, or served during 2011, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Certain Transactions

As stated in our Code for Shared Business Conduct, we expect our directors, officers and other employees to avoid conflicts of interest that interfere with their ability to act in the best interests of Amylin. We have adopted a written policy establishing the procedures to be followed for the review, approval or ratification of any transactions between Amylin and any of its directors and/or executive officers. Upon becoming aware of any such proposed transaction, directors and executive officers notify our Chief Compliance Officer who then determines whether the transaction requires the approval of the Audit Committee of our Board of Directors. Under its written charter, the Audit Committee is responsible for reviewing and approving any related person transactions that require disclosure to our stockholders under applicable requirements. Any transactions referred to the Audit Committee must be approved by the Audit Committee prior to consummation.

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers, and may indemnify other employees and other agents, to the fullest extent permitted by law. We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify each director and officer for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action arising out of the person's services as a director or officer of the company. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Householding Of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks or other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

We have adopted householding and a number of brokers, banks or other agents with account holders who are stockholders of Amylin will be householding our proxy materials. Stockholders who participate in householding will continue to receive separate proxy cards. Beneficial stockholders can request information about householding from their banks, brokers, other holders of record, or our Investor Relations Department. If you participate in householding and wish to receive a separate copy of our 2011 annual report and proxy statement, or if you wish to receive separate copies of future annual reports and proxy statements, please call us at 858-552-2200, extension 7299 or write to: Amylin Pharmaceuticals, Inc., Investor Relations, 9360 Towne Centre Drive, San Diego, California 92121. We will deliver the requested documents to you promptly upon your request.

OTHER MATTERS

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Daniel M. Bradbury

Daniel M. Bradbury
President and Chief Executive Officer

San Diego, California
April 16, 2012

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC is available without charge upon written request to: Investor Relations, Amylin Pharmaceuticals, Inc., 9360 Towne Centre Drive, San Diego, California 92121.

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Appendix A

AMYLIN PHARMACEUTICALS, INC.

2009 EQUITY INCENTIVE PLAN

(AMENDED BY THE BOARD MARCH 6, 2012)
(APPROVED BY THE STOCKHOLDERS MAY 15, 2012)

1. GENERAL.

(a) The Plan is intended as the successor to and continuation of the Amylin Pharmaceuticals, Inc. 2001 Equity Incentive Plan (the "***Prior Plan***"). Following the Effective Date, no additional stock awards shall be granted under the Prior Plan. Any shares remaining available for issuance pursuant to the exercise of options or settlement of stock awards under the Prior Plan as of the Effective Date (the "***Prior Plan's Available Reserve***") shall become available for issuance pursuant to Stock Awards granted hereunder. From and after the Effective Date, all outstanding stock awards granted under the Prior Plan and the 1991 Stock Option Plan shall remain subject to the terms of the Prior Plan and the 1991 Stock Option Plan respectively; *provided, however*, any shares subject to outstanding stock options granted under the Prior Plan or 1991 Stock Option Plan that expire, terminate or otherwise cancel for any reason prior to exercise (the "***Returning Shares***") shall become available for issuance pursuant to Awards granted hereunder. All Awards granted on or after the Effective Date of this Plan shall be subject to the terms of this Plan.

(b) Eligible Stock Award Recipients. The persons eligible to receive Stock Awards are the Employees, Directors and Consultants of the Company and its Affiliates.

(c) Available Stock Awards. The purpose of the Plan is to provide a means by which eligible recipients of Stock Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, and (iii) restricted stock awards.

(d) General Purpose. The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Stock Awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

(e) Relationship with the Company's 2003 Non-Employee Directors' Stock Option Plan. All Non-Employee Director Options granted after the Effective Date shall be deemed to have been issued under and pursuant to the terms of the Plan and subject to all the terms and conditions of the Plan except to the extent otherwise provided for in the Non-Employee Directors' Plan. In the event that any of the terms or conditions of the Plan are inconsistent with or in conflict with any of the terms or conditions of the Non-Employee Directors' Plan or the Non-Employee Director Options, the terms and conditions of the Non-Employee Directors' Plan or the Non-Employee Director Options shall control.

2. DEFINITIONS.

(a) ***"Affiliate"*** means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) ***"Annual Meeting"*** means the annual meeting of the stockholders of the Company.

(c) ***"Board"*** means the Board of Directors of the Company.

(d) ***"Cause"*** means with respect to a Participant that, in the reasonable determination of the Company, such Participant has (i) been convicted of or pleaded guilty or nolo contendere to a felony or any crime involving moral turpitude or dishonesty; (ii) participated in a fraud or act of dishonesty against the Company; (iii) willfully and materially breached a Company policy; (iv) intentionally damaged the Company's property; (v) willfully and materially breached such Participant's Proprietary Information and Inventions Agreement with the Company; (vi) engaged in conduct that, in the reasonable determination of the Company, demonstrates gross unfitness to serve; or (vii) repeatedly failed to satisfactorily perform job duties to which Participant previously agreed in writing. The conduct described under clauses (iii), (vi) and (vii) above will only constitute Cause if such conduct is not cured within 90 days after Participant's receipt of written notice from the Company or the Board specifying the particulars of the conduct that may constitute Cause.

(e) ***"Code"*** means the Internal Revenue Code of 1986, as amended.

(f) ***"Committee"*** means a committee of one or more members of the Board appointed by the Board in accordance with subsection 3(c).

(g) ***"Common Stock"*** means the common stock of the Company.

(h) ***"Company"*** means Amylin Pharmaceuticals, Inc., a Delaware corporation.

(i) ***"Consultant"*** means any person, including an advisor, whether an individual or an entity, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) who is a member of the Board of Directors of an Affiliate and who is compensated for such services. However, the term "Consultant" shall not include Directors who are not compensated by the Company for their services as Directors, and the payment of a director's fee by the Company for services as a Director shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

(j) ***"Continuous Service"*** means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A Participant's Continuous Service shall not be deemed to have terminated by reason of a change in the capacity in which such Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which such Participant renders such service, provided that there is otherwise no interruption or termination of such Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director will not constitute an interruption of Continuous Service. To the extent permitted by applicable laws, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

(k) ***"Covered Employee"*** means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

(l) ***"Designated Officer"*** means an executive officer of the Company who has been designated by the Company's Compensation Committee as having the authority to approve the transfer of an Incentive Stock Option or the beneficial ownership of an Incentive Stock Option incident to divorce as provided in subsection 6(d).

(m) ***"Director"*** means a member of the Board of Directors of the Company.

(n) ***"Disability"*** means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(o) ***"Effective Date"*** means the original effective date of this Plan document, which is May 27, 2009.

(p) ***"Employee"*** means any person employed by the Company or an Affiliate. A person shall not be deemed an Employee by reason of such person's service as a Director and/or payments of director's fees to such person.

(q) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(r) ***"Fair Market Value"*** means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(s) ***"Incentive Stock Option"*** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t) ***"Non-Employee Director"*** means a Director who either (i) is not a current employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(u) ***"Non-Employee Director Option"*** means a nonstatutory stock option granted pursuant to the Non-Employee Directors' Plan.

(v) ***"Non-Employee Directors' Plan"*** means the Company's 2003 Non-Employee Directors' Stock Option Plan.

(w) ***"Nonstatutory Stock Option"*** means an Option not intended to qualify as an Incentive Stock Option.

(x) ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(y) ***"Option"*** means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan or a Non-Employee Director Option.

(z) ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(aa) ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(bb) ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(cc) ***"Participant"*** means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(dd) ***"Plan"*** means this Amylin Pharmaceuticals, Inc. 2009 Equity Incentive Plan.

(ee) ***"Rule 16b-3"*** means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ff) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(gg) ***"Stock Award"*** means any right granted under the Plan, including an Option and a restricted stock award.

(hh) ***"Stock Award Agreement"*** means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ii) ***"Ten Percent Stockholder"*** means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock pursuant to a Stock Award; and the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or a Stock Award as provided in Section 12.

(iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

(c) Delegation to Committee.

(i) General. The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii) Committee Composition when Common Stock is Publicly Traded. Notwithstanding any contrary provision of subparagraph 3(c)(i) of this Plan, at such time as the Common Stock is publicly traded, in the discretion of the Board, a Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may (1) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Stock Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (2) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4. Shares Subject to the Plan.

(a) Share Reserve. Subject to Section 11 relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date shall not exceed forty-one million thirty-one thousand two hundred sixty-seven (41,031,267) shares (the "***Share Reserve***"), which number consists of (i) twelve million (12,000,000) shares approved by the stockholders at the 2012 Annual Meeting; plus (ii) five million (5,000,000) shares approved by the stockholders at the 2009 Annual Meeting in connection with the original approval of the Plan; (iii) the number of shares subject to the Prior Plan's Available Reserve as of the Effective Date: three million eighty thousand four hundred forty-two (3,080,442) shares, plus (iv) an additional number of shares in an amount not to exceed twenty million nine hundred fifty thousand eight hundred twenty-five (20,950,825) shares (which number consists of the maximum potential number of Returning Shares (as of the Effective Date), if any, as such shares become available from time to time). For clarity, the Share Reserve in this Section is a limitation on the number of shares of the Common Stock that may be issued pursuant to the Plan and does not limit the granting of Stock Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, NASDAQ Marketplace Rule 4350(i)(1)(A)(iii), NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable stock exchange rules, and such issuance shall not reduce the number of shares available for issuance under the Plan. Subject to Section 4(b), the number of shares of Common Stock available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of Common Stock issued pursuant to an Option under the Plan, and (ii) one and fifty hundredths (1.50) of a share for each share of Common Stock issued pursuant to a restricted stock award under the Plan.

(b) Reversion of Shares to the Share Reserve. If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Stock Award shall revert to and again become available for issuance under the Plan. To the extent there is issued a share of Common Stock pursuant to a Stock Award that counted as one and fifty hundredths (1.50) of a share against the number of shares available for issuance under the Plan pursuant to Section 4(a) and such share of Common Stock again becomes available for issuance under the Plan pursuant to this Section 4(b), then the number of shares of Common Stock available for issuance under the Plan shall increase by one and fifty hundredths (1.50) of a share.

(c) Shares Not Available for Subsequent Issuance. If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (i.e., "net exercised"), the number of shares that are not delivered to the Participant shall no longer be available for issuance under the Plan. Also, any shares used to pay the exercise price of a Stock Award or that are withheld in satisfaction of applicable tax withholding obligations shall no longer be available for issuance under the Plan. Any shares repurchased on the open market with the proceeds of the exercise price of a Stock Award shall not again be available for issuance under the Plan.

(d) Source of Shares. The shares of Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. Eligibility.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Section 162(m) Limitation. Subject to the provisions of Section 11 relating to adjustments upon changes in the shares of Common Stock, no Employee shall be eligible to be granted Options covering more than one million (1,000,000) shares of Common Stock during any calendar year.

(d) Consultants. A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, *unless* the Company determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (*e.g.*, on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

6. Option Provisions.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of subsection 5(b) regarding the maximum term of Incentive Stock Options granted to Ten Percent Stockholders, no Incentive Stock Option or Nonstatutory Stock Option shall be exercisable after the expiration of seven (7) years from the date it was granted.

(b) Minimum Exercise Price of an Option. Subject to the provisions of subsection 5(b) regarding the minimum exercise price of Incentive Stock Options granted to Ten Percent Stockholders, the exercise price of each Incentive Stock Option and Nonstatutory Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted.

Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.[1]

(c) Consideration. The purchase price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised or (ii) at the discretion of the Board at the time of the grant of the Option (or subsequently in the case of a Nonstatutory Stock Option) (1) by delivery to the Company of other Common Stock, (2) according to a deferred payment or other similar arrangement with the Optionholder or (3) in any other form of legal consideration that may be acceptable to the Board. Unless otherwise specifically provided in the Option, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). At any time that the Company is incorporated in Delaware, payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the market rate of interest necessary to avoid a charge to earnings for financial accounting purposes.

(d) Transferability of an Incentive Stock Option. Pursuant to provisions of the Code, an Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, in the event of the Optionholder's divorce, upon receipt of proof of such divorce, the Board in its discretion or a Designated Officer in his or her discretion may, but shall have no obligation to, amend the terms of an Incentive Stock Option to provide for either (i) the transfer of the beneficial ownership of all or a portion of the Incentive Stock Option to the Optionholder's former spouse, or (ii) the transfer of all or a portion of the Incentive Stock Option to the Optionholder's former spouse, provided that the transferred Option shall be deemed a Nonstatutory Stock Option to the extent required by applicable law. In addition to the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(e) Transferability of a Nonstatutory Stock Option. A Nonstatutory Stock Option shall be transferable to the extent provided in the Option Agreement. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, in the event of the Optionholder's divorce or legal separation, all or a portion of the Nonstatutory Stock Option shall be transferable upon receipt of proof of such divorce or legal separation and in accordance with the terms of such divorce or legal separation. In addition to the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

---

1 Code Section 424(a) applies to the substitution of a new option for an old option, or an assumption of an old option, by an employer corporation or a parent or subsidiary of such corporation, by reason of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation if (1) the excess of the aggregate fair market value of the shares subject to the option immediately after the substitution or assumption over the aggregate option price of such shares is not more than the excess of the aggregate fair market value of all shares subject to the options immediately before such substitution or assumption over the aggregate option price of such shares; and (2) the new option or the assumption of the old option does not give the employee additional benefits which he or she did not have under the old option.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this subsection 6(f) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(g) Termination of Continuous Service. Subject to Section 6(h), in the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time as is determined by the Board and specified in the Option Agreement (but in no event later than the expiration of the maximum term of such Option as set forth in the Option Agreement). In the case of an Incentive Stock Option, to the extent the Board intends that the Option remain an Incentive Stock Option, such period of time shall not exceed three (3) months from the date of termination. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(h) Termination of Continuous Service due to Retirement. Notwithstanding anything to the contrary set forth herein, unless otherwise provided in the Option Agreement, in the event that an Optionholder's Continuous Service terminates without Cause or because of Oprtionholder's Disability or death, in any such case at a time when such Optionholder is age 55 or older and has completed at least five (5) years of Continuous Service with the Company, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) for a period of five (5) years from the date of termination (but in no event later than the expiration of the maximum term of such Option as set forth in the Option Agreement).

(i) Extension of Termination Date. An Optionholder's Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in the Option Agreement or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(j) Disability of Optionholder. Subject to Section 6(h), in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination (or such longer or shorter period specified in the Option Agreement) or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(k) Death of Optionholder. Subject to Section 6(h), in the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death pursuant to subsection 6(d) or 6(e), but only within the period ending on the earlier of (1) the date twelve (12) months following the date of death (or such longer or shorter period specified in the Option Agreement) or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

(l) Early Exercise. The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate.

7. Provisions of Restricted Stock Awards.

Each restricted stock award agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of the restricted stock award agreements may change from time to time, and the terms and conditions of separate restricted stock award agreements need not be identical, but each restricted stock award agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(a) Consideration. A restricted stock award may be granted in consideration for past or future services rendered to the Company or an Affiliate for its benefit.

(b) Vesting. Shares of Common Stock acquired under the restricted stock award agreement may, but need not, be subject to a share reacquisition option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(c) Termination of Participant's Continuous Service. In the event a Participant's Continuous Service terminates, the Company may reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the restricted stock award agreement.

(d) Transferability. Shares of Common Stock issued pursuant to the restricted stock award shall be transferable by the Participant only upon such terms and conditions as are set forth in the restricted stock award agreement, as the Board shall determine in its discretion, so long as Common Stock awarded under the restricted stock award agreement remains subject to the Company's reacquisition right under the terms of the restricted stock award agreement.

8. Covenants of the Company.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, the Non-Employee Directors' Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

(c) Cancellation and Re-Grant of Options. The Board shall not have the authority to effect, at any time, without stockholder approval, either (1) the repricing of any outstanding Options under the Plan and/or (2) the cancellation of any outstanding Options under the Plan and the grant in substitution therefor of new Options under the Plan covering the same or different numbers of shares of Common Stock.

9. Use of Proceeds from Stock.

Proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. Miscellaneous.

(a) Acceleration of Exercisability and Vesting. The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(b) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(c) No Employment or other Service Rights. Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(d) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

(e) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(f) Withholding Obligations. To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Stock Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of Common Stock.

(g) Transferability of Stock Awards for Value or Consideration. Notwithstanding anything to the contrary set forth herein, Participants may not transfer Stock Awards for value or consideration pursuant to the provisions of subsections 6(d), 6(e) or 7(d) of the Plan without the prior approval of the Company's stockholders.

11. Adjustments upon Changes in Stock.

(a) Capitalization Adjustments. If any change is made in the Common Stock subject to the Plan, or subject to any Stock Award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to the Plan pursuant to subsection 4(a) and the maximum number of securities subject to Option grants to any Employee pursuant to subsection 5(c), and the outstanding Stock Awards will be appropriately adjusted in the class(es) and number of securities and price per share of Common Stock subject to such outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to such event.

(c) Asset Sale, Merger, Consolidation or Reverse Merger. In the event of (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (individually, a "Corporate Transaction"), then any surviving corporation or acquiring corporation shall assume any Stock Awards outstanding under the Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the Corporate Transaction for those outstanding under the Plan). In the event any surviving corporation or acquiring corporation refuses to assume such Stock Awards or to substitute similar stock awards for those outstanding under the Plan, then with respect to Stock Awards held by Participants whose Continuous Service has not terminated, the vesting of such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated in full, and the Stock Awards shall terminate if not exercised (if applicable) at or prior to the Corporate Transaction. With respect to any other Stock Awards outstanding under the Plan, such Stock Awards shall terminate if not exercised (if applicable) prior to the Corporate Transaction.

12. Amendment of the Plan and Stock Awards.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11 relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b) Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

(c) Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

(d) No Impairment of Rights. Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

(e) Amendment of Stock Awards. Subject to the restrictions of subsection 8(c), the Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

13. TERMINATION OR SUSPENSION OF THE PLAN.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the Participant.

14. EFFECTIVE DATE OF PLAN.

The Plan shall become effective on the Effective Date.

15. CHOICE OF LAW.

The law of the State of California shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

Appendix B

AMYLIN PHARMACEUTICALS, INC.
2001 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

1. PURPOSE.

(a) The purpose of the Plan is to provide a means by which Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of the Common Stock of the Company.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

(c) The Company intends that the Purchase Rights granted under the Plan be considered options issued under an Employee Stock Purchase Plan.

2. DEFINITIONS.

(a) "BOARD" means the Board of Directors of the Company.

(b) "CODE" means the Internal Revenue Code of 1986, as amended.

(c) "COMMITTEE" means a committee appointed by the Board in accordance with Section 3(c) of the Plan.

(d) "COMMON STOCK" means the common stock of the Company.

(e) "COMPANY" means Amylin Pharmaceuticals, Inc., a Delaware corporation.

(f) "CORPORATE TRANSACTION" means any one or more of the following events:

(i) a sale, lease or other disposition of all or substantially all of the assets of the Company;

(ii) a merger or consolidation in which the Company is not the surviving corporation; or

(iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise.

(g) "DIRECTOR" means a member of the Board.

(h) "ELIGIBLE EMPLOYEE" means an Employee who meets the requirements set forth in the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(i) "EMPLOYEE" means any person who is employed for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. Neither service as a Director nor payment of a director's fee shall be sufficient to make an individual an Employee of the Company or a Related Corporation.

(j) "EMPLOYEE STOCK PURCHASE PLAN" means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(k) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

(l) "FAIR MARKET VALUE" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (rounded up where necessary to the nearest whole cent) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith.

(m) "OFFERING" means the grant of Purchase Rights to purchase shares of Common Stock under the Plan to Eligible Employees.

(n) "OFFERING DATE" means a date selected by the Board for an Offering to commence.

(o) "OFFICER" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(p) "PARTICIPANT" means an Eligible Employee who holds an outstanding Purchase Right granted pursuant to the Plan.

(q) "PLAN" means this Amylin Pharmaceuticals, Inc. 2001 Employee Stock Purchase Plan, as amended.

(r) "PURCHASE DATE" means one or more dates during an Offering established by the Board on which Purchase Rights granted under the Plan shall be exercised and as of which purchases of shares of Common Stock shall be carried out in accordance with such Offering.

(s) "PURCHASE PERIOD" means a period of time specified within an Offering beginning on the Offering Date or on the next day following a Purchase Date within an Offering and ending on a Purchase Date, at the end of which there shall be purchased shares of Common Stock on behalf of Participants. An Offering may consist of one or more Purchase Periods.

(t) "PURCHASE RIGHT" means an option to purchase shares of Common Stock granted pursuant to the Plan.

(u) "RELATED CORPORATION" means, with respect to the Company, any parent corporation or subsidiary corporation, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(v) "SECURITIES ACT" means the Securities Act of 1933, as amended.

3. ADMINISTRATION.

(a) The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3(c). Whether or not the Board has delegated administration, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(b) The Board (or the Committee) shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how Purchase Rights shall be granted and the provisions of each Offering of such Purchase Rights (which need not be identical).

(ii) To designate from time to time which Related Corporations of the Company shall be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and Purchase Rights granted under the Plan, and to establish, amend and revoke rules and regulations for the administration of the Plan. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iv) To amend the Plan as provided in Section 15.

(v) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(c) The Board may delegate administration of the Plan to a Committee of the Board composed of one (1) or more members of the Board. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. If administration is delegated to a Committee, references to the Board in this Plan and in the Offering document shall thereafter be deemed to be to the Board or the Committee, as the case may be.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 14 relating to adjustments upon changes in securities, the shares of Common Stock that may be sold pursuant to Purchase Rights granted under the Plan shall not exceed in the aggregate six million one hundred fifty thousand (6,150,000) shares of Common Stock. If any Purchase Right granted under the Plan shall for any reason terminate without having been exercised, the shares of Common Stock not purchased under such Purchase Right shall again become available for issuance under the Plan.

(b) The shares of Common Stock subject to the Plan may be unissued shares or shares that have been bought on the open market at prevailing market prices or otherwise.

5. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights under the Plan to Eligible Employees in an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate, which shall comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights under the Plan shall have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering shall be effective, which period shall not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in Sections 6 through 9, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in agreements or notices delivered hereunder: (i) each agreement or notice delivered by that Participant shall be deemed to apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) shall be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right, if different Purchase Rights have identical exercise prices) shall be exercised.

6. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate as provided in Section 3(b), to Employees of a Related Corporation. Except as provided in Section 6(b), an Employee shall not be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event shall the required period of continuous employment be greater than two (2) years. In addition, the Board may provide that no Employee shall be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee's customary employment with the Company or the Related Corporation is more than twenty (20) hours per week and more than five (5) months per calendar year.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee shall, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right shall thereafter be deemed to be a part of that Offering. Such Purchase Right shall have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted shall be the "Offering Date" of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she shall not receive any Purchase Right under that Offering.

(c) No Employee shall be eligible for the grant of any Purchase Rights under the Plan if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 6(c), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options shall be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the Plan only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee's rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds twenty five thousand dollars ($25,000) of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, shall be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, shall be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate.

7. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, shall be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding fifteen percent (15%), of such Employee's Earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such earlier or later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering.

(b) The Board shall establish one (1) or more Purchase Dates during an Offering as of which Purchase Rights granted under the Plan and pursuant to that Offering shall be exercised and purchases of shares of Common Stock shall be carried out in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering. In connection with each Offering made under the Plan, the Board may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any given Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata allocation of the shares of Common Stock available shall be made in as nearly a uniform manner as shall be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights granted under the Plan shall be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

8. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) A Participant may elect to authorize payroll deductions pursuant to an Offering by delivering an enrollment form to the Company within the time specified in the Offering, in such form as the Company may provide or as otherwise provided for in the Offering. Each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board of such Participant's Earnings (as defined in each Offering) before or during the Offering. The payroll deductions made for each Participant shall be credited to a bookkeeping account for such Participant under the Plan and shall be deposited with the general funds of the Company. To the extent provided in the Offering, a Participant may reduce (including to zero) or increase such payroll deductions. To the extent provided in the Offering, a Participant may begin such payroll deductions after the beginning of the Offering. A Participant may make additional payments into his or her account only if specifically provided for in the Offering and only if the Participant has not already had the maximum permitted amount withheld during the Offering.

(b) At any time during an Offering, a Participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company may provide. Such withdrawal may be elected at any time prior to the end of the Offering, except as provided in the Offering. Upon such withdrawal from the Offering by a Participant, the Company shall distribute to such Participant all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire shares of Common Stock for the Participant) under the Offering, without interest (unless otherwise specified in the Offering), and such Participant's interest in that Offering shall be automatically terminated. A Participant's withdrawal from an Offering shall have no effect upon such Participant's eligibility to participate in any other Offerings under the Plan, but such Participant shall be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Plan.

(c) Purchase Rights granted pursuant to any Offering under the Plan shall terminate immediately upon a Participant ceasing to be an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or other lack of eligibility. The Company shall distribute to such terminated or otherwise ineligible Employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire shares of Common Stock for the terminated or otherwise ineligible Employee) under the Offering, without interest (unless otherwise specified in the Offering).

(d) Purchase Rights granted under the Plan shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, or by a beneficiary designation as provided in Section 13 and, during a Participant's lifetime, shall be exercisable only by such Participant.

(e) The Board may specify in an Offering that potential Participants in the Offering may elect to have payroll deductions relating to the Offering made prior to the Offering's commencement. In such event, the Board may specify in the Offering the procedures for potential Participants to follow to authorize or change such payroll deductions, the time or times when such payroll deductions may be made, such potential Participants' withdrawal rights with respect to the Offering, and other related matters.

9. EXERCISE.

(a) On each Purchase Date during an Offering, each Participant's accumulated payroll deductions and other additional payments specifically provided for in the Offering (without any increase for interest) shall be applied to the purchase of shares of Common Stock up to the maximum number of shares of Common Stock permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares shall be issued upon the exercise of Purchase Rights granted under the Plan unless specifically provided for in the Offering.

(b) If any amount of accumulated payroll deductions remains in a Participant's account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount shall be held in each such Participant's account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from such next Offering, as provided in Section 8(b), or is not eligible to participate in such Offering, as provided in Section 6, in which case such amount shall be distributed to the Participant after said final Purchase Date, without interest (unless otherwise specified in the Offering). If any amount, of accumulated payroll deductions remains in a Participant's account after the purchase of shares of Common Stock and such remaining amount is equal to the amount required to purchase one (1) or more whole shares of Common Stock on the final Purchase Date of the Offering, then such remaining amount shall be distributed in full to the Participant at the end of the Offering without interest (unless otherwise specified in the Offering).

(c) No Purchase Rights granted under the Plan may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date during any Offering hereunder the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights granted under the Plan or any Offering shall be exercised on such Purchase Date, and the Purchase Date shall be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Offering Date. If, on the Purchase Date under any Offering hereunder, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in such compliance, no Purchase Rights granted under the Plan or any Offering shall be exercised and all payroll deductions accumulated during the Offering (reduced to the extent, if any, such deductions have been used to acquire shares of Common Stock) shall be distributed to the Participants, without interest (unless otherwise specified in the Offering).

10. COVENANTS OF THE COMPANY.

(a) During the terms of the Purchase Rights granted under the Plan, the Company shall ensure that the amount of shares of Common Stock required to satisfy such Purchase Rights are available.

(b) The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of Common Stock upon exercise of the Purchase Rights granted under the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of shares of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell shares of Common Stock upon exercise of such Purchase Rights unless and until such authority is obtained.

11. USE OF PROCEEDS FROM SHARES OF COMMON STOCK.

Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights granted under the Plan shall constitute general funds of the Company.

12. RIGHTS AS A STOCKHOLDER.

A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights granted under the Plan unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights granted under the Plan are recorded in the books of the Company (or its transfer agent).

13. DESIGNATION OF BENEFICIARY.

(a) A Participant may file a written designation of a beneficiary who is to receive any shares of Common Stock and/or cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering but prior to delivery to the Participant of such shares of Common Stock or cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death during an Offering.

(b) The Participant may change such designation of beneficiary at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such shares of Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

14. ADJUSTMENTS UPON CHANGES IN SECURITIES; CORPORATE TRANSACTIONS.

(a) If any change is made in the shares of Common Stock, subject to the Plan, or subject to any Purchase Right, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan shall be appropriately adjusted in the type(s), class(es) and maximum number of shares of Common Stock subject to the Plan pursuant to Section 4(a), and the outstanding Purchase Rights granted under the Plan shall be appropriately adjusted in the type(s), class(es), number of shares and purchase limits of such outstanding Purchase Rights. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company.")

(b) In the event of a Corporate Transaction, then: (i) any surviving or acquiring corporation may continue or assume Purchase Rights outstanding under the Plan or may substitute similar rights (including a right to acquire the same consideration paid to stockholders in the Corporate Transaction) for those outstanding under the Plan, or (ii) if any surviving or acquiring corporation does not assume such Purchase Rights or does not substitute similar rights for Purchase Rights outstanding under the Plan, then, the Participants' accumulated payroll deductions (exclusive of any accumulated interest that cannot be applied toward the purchase of shares of Common Stock under the terms of the Offering) shall be used to purchase shares of Common Stock immediately prior to the Corporate Transaction under the ongoing Offering, and the Participants' Purchase Rights under the ongoing Offering shall terminate immediately after such purchase.

15. AMENDMENT OF THE PLAN.

(a) The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 14 relating to adjustments upon changes in securities and except as to amendments solely to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for Participants or the Company or any Related Corporation, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary for the Plan to satisfy the requirements of Section 423 of the Code or other applicable laws or regulations.

(b) It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Employee Stock Purchase Plans and/or to bring the Plan and/or Purchase Rights granted under the Plan into compliance therewith.

(c) The rights and obligations under any Purchase Rights granted before amendment of the Plan shall not be impaired by any amendment of the Plan except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws or governmental regulations, or (iii) as necessary to ensure that the Plan and/or Purchase Rights granted under the Plan comply with the requirements of Section 423 of the Code.

16. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board in its discretion may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate at the time that all of the shares of Common Stock reserved for issuance under the Plan, as increased and/or adjusted from time to time, have been issued under the terms of the Plan. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Any benefits, privileges, entitlements and obligations under any Purchase Rights granted under the Plan while the Plan is in effect shall not be impaired by suspension or termination of the Plan except (i) as expressly provided in the Plan or with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, regulations, or listing requirements, or (iii) as necessary to ensure that the Plan and/or Purchase Rights granted under the Plan comply with the requirements of Section 423 of the Code.

17. EFFECTIVE DATE OF PLAN.

The Plan became effective upon its approval at the 2001 Annual Meeting of Stockholders.

18. MISCELLANEOUS PROVISIONS.

(a) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering shall in any way alter the at will nature of a Participant's employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(b) The provisions of the Plan shall be governed by the laws of the State of California without resort to that state's conflicts of laws rules.

AMYLIN®

ADMISSION TICKET
2012 ANNUAL MEETING OF STOCKHOLDERS

When:
Tuesday, May 15, 2012
9:00 a.m. Pacific Time

Where:
Amylin Corporate Offices
9360 Towne Centre Drive
San Diego, CA 92121

This ticket will be required to admit you to the meeting. Please print your name and address and present this ticket at the door.

Name

Address

City, State and Zip Code

AMYLIN®

COMPLIMENTARY PARKING PASS

For complimentary parking, please place this pass on the dashboard of your car when entering the parking lot.

Tuesday, May 15, 2012
9:00 a.m. Pacific Time

Amylin Headquarters
9360 Towne Centre Drive
San Diego, CA 92121

Refreshments will be served.

For more detailed directions, please call (858) 552-2200 and ask for Stockholder Meeting Services


North
Genessee Avenue
Eastgate Mall
805
5
Executive Drive
La Jolla Village Drive
Towne Centre Drive

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting: The Combined Document is available at www.proxvote.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-19700

AMYLIN PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**33-0266089**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9360 Towne Centre Drive San Diego, California	**92121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (858) 552-2200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock, $.001 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant as of June 30, 2011 held by non-affiliates was $1,225,574,756.

The number of shares outstanding of the registrant's common stock was 147,304,316 as of February 16, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A in connection with the 2012 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report. Such Definitive Proxy Statement will be filed with the Commission not later than 120 days after December 31, 2011.

You should read the following together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this document or incorporated by reference. The Securities and Exchange Commission, or SEC, allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this annual report on Form 10-K.

Except for the historical information contained herein, this annual report on Form 10-K and the information incorporated by reference contains forward-looking statements that involve risks and uncertainties. These statements include projections about our accounting and finances, plans and objectives for the future, future operating and economic performance and other statements regarding future performance. These statements are not guarantees of future performance or events. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to such differences are described in Part I, Item 1A, entitled "Risk Factors," as well as those discussed in Part II, Item 7, entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere throughout this annual report on Form 10-K and in any other documents incorporated by reference into this annual report on Form 10-K. We disclaim any obligation to update any forward-looking statement.

PART I

Item 1. *Business*

Business Overview

We are a biopharmaceutical company committed to improving the lives of people with diabetes and other metabolic diseases through the discovery, development and commercialization of innovative medicines. We are marketing two first-in-class medicines to treat diabetes, BYETTA® (exenatide) injection and SYMLIN® (pramlintide acetate) injection. We are also marketing the first and only once-weekly diabetes treatment, BYDUREON™ (exenatide extended-release for injectable suspension). BYDUREON is an extended-release medication for type 2 diabetes that provides continuous glycemic control in a once-weekly dose.

In 2011 and early 2012, we executed on key initiatives for the company, including:

- Obtaining approval for BYDUREON in the United States in January 2012 and the European Union in June 2011. BYDUREON is currently approved by regulatory authorities in 33 countries and is being marketed in 12 countries worldwide in which we have also received pricing and reimbursement decisions;
- Regaining 100% of the global rights to develop and commercialize our exenatide franchise, including BYDUREON and BYETTA, from Eli Lilly and Company and entering into discussions with potential new partners with global capabilities to develop and commercialize exenatide outside the United States;
- Obtaining approval in the United States of BYETTA for use with insulin glargine. BYETTA is currently the only short-acting glucagon-like peptide-1, or GLP-1, receptor agonist approved in the United States for use as an add-on therapy to insulin glargine in patients with type 2 diabetes; and
- Continuing to operate our business on an operating cash flow positive basis since the beginning of 2010.

In 2012, we will continue our BYDUREON launch efforts and will work toward securing a development and commercialization partner with global capabilities for our exenatide franchise. We also plan to advance our metreleptin program for the treatment of lipodystophy, a very rare metabolic condition, and to advance our once-weekly and once-monthly exenatide suspension programs. We will continue our efforts to develop and obtain approval for the BYDUREON pen with the goal of making the BYDUREON pen delivery system available to patients in late 2012 or early 2013. In the near term, we will also focus on maximizing the financial contributions from BYETTA and SYMLIN and continue to operate our business with financial discipline.

We maintain a research and early development program focused on novel peptide and protein therapeutics. We have also entered into strategic alliances and business initiatives, including our strategic relationship with Biocon, Limited, or Biocon, to develop pharmaceutical products, including AC165198, a peptide hybrid drug candidate for diabetes, which was developed from our phybrid technology platform. In collaboration with Biocon, we submitted an investigational new drug application, or IND, at the end of 2011 and commenced a phase 1 study for AC165198 in early 2012.

Our principal executive offices are located at 9360 Towne Centre Drive, San Diego, CA 92121, and our telephone number is (858) 552-2200. We were incorporated in Delaware in September 1987. We maintain a corporate website at *www.amylin.com*. The reference to our worldwide web address does not constitute incorporation by reference into this report of any of the information contained on our website.

Our periodic and current reports that we file with the SEC are available free of charge on our website at *www.amylin.com* as soon as reasonably practicable after we have electronically filed them with, or furnished them to, the SEC.

Diabetes

Diabetes is a major worldwide health problem and is the sixth leading cause of death by disease in the United States. Diabetes is a complex, metabolic disorder of carbohydrate, fat and protein metabolism, primarily resulting from the failure of pancreatic beta cells to produce sufficient insulin to match the demands for insulin in the body. Insulin is a hormone that plays a central role in helping the body process, convert and store energy from glucose. Another important hormone in glucose regulation is glucagon which is released from the alpha-cells of the pancreas. Its action opposes insulin by increasing glucose appearance in the bloodstream. With the discovery of incretin hormones, GLP-1, gastric inhibitory peptide and the pancreatic hormone amylin, it is now understood that several organs and hormones play a role in maintaining glucose balance in the body. In individuals with diabetes, the relative shortage of insulin impairs the ability of glucose to enter and fuel the body's cells and, as a result, glucose builds up in the bloodstream causing hyperglycemia (high blood sugar). Prolonged elevation of blood glucose may result in damage to the kidney, retina and nerves—and may lead to kidney failure, permanent nerve damage, blindness and amputation. High glucose also increases the risk of cardiovascular disease. Conversely, too much insulin in the bloodstream can cause hypoglycemia (low blood sugar). Individuals who manage their diabetes with insulin or other oral antidiabetic medication are especially vulnerable to swings of high to low blood sugar level and the risk of very low blood sugar which, if left untreated, can be fatal.

It is estimated that over 345 million people worldwide have diabetes. Of that population, it is estimated that approximately 90-95% have type 2 diabetes, previously known as adult-onset diabetes, and the remainder have type 1 diabetes, previously known as juvenile-onset diabetes. In the United States alone, there are approximately 26 million people, or 8.3% of the population, with diabetes. Nearly 19 million of these people have been diagnosed, while more than 7 million people with diabetes have not been diagnosed. From 1980 through 2010, newly diagnosed cases of diabetes among Americans aged 18-79 more than tripled. In addition, there are currently approximately 79 million adults aged 20 years or older in the United States with pre-diabetes, a condition that raises the risk of developing type 2 diabetes, heart disease and stroke. People with pre-diabetes have blood glucose levels higher than normal but not high enough to establish a diagnosis of diabetes.

Long-term control of blood glucose is known to limit the risk of developing diabetes-related retinal, renal and neurologic complications. A1C is the most widely used measure of long-term blood glucose control. A1C value is a recognized indicator of an individual's average blood glucose concentrations over the preceding three- to four-month period. Lower A1C values indicate better average blood glucose control, with values in people without diabetes usually being less than 6%. The ADA suggests that people with diabetes should aim for an A1C value that is lower than 7%. It is estimated that more than half of Americans being treated for diabetes are failing to achieve recommended A1C targets and, according to research studies conducted in the United States and abroad, these patients would significantly benefit from improved glycemic control. Additionally, aggressive use of insulin and some oral medications to reduce glucose levels can be associated with an increased risk of hypoglycemia and weight gain. Consequently, there has long been a need to develop new treatment strategies that safely improve glucose control, improve the overall health profile of patients with diabetes and reduce the risk of complications.

In 2008, findings from various long-term clinical trials, including the 10-year follow up of the UK Prospective Diabetes Study and the "Action to Control Cardiovascular Risk in Diabetes," or ACCORD, trial suggested that it is important to treat patients with less advanced diabetes earlier. These studies also suggest that it is important to lower blood glucose without weight gain and hypoglycemia which are often associated with older diabetes therapies. The cardiovascular outcomes data of these studies suggest that blood glucose control strategies employing therapies that do not promote weight gain or hypoglycemia may become increasingly valued.

For people suffering from diabetes, poor control of blood glucose levels has been shown to result in severe long-term complications. For instance, the United States Centers for Disease Control, or CDC, has stated that complications associated with diabetes include:

- heart disease and stroke;
- high blood pressure;
- blindness due to retinopathy, a condition manifested by damage to the retina;
- nephropathy, or kidney disease;
- neuropathy, a condition where there is damage to the nervous system;
- amputations due to peripheral vascular disease; and
- periodontal disease.

Obesity is common in patients with type 2 diabetes and weight control is a major problem for many patients with both type 1 and type 2 diabetes. In fact, 85% of people with type 2 diabetes are overweight and 55% are considered obese. Weight gain is particularly common in those using insulin and certain oral medications as part of their treatment regimen. In addition, patients with diabetes frequently have wide fluctuations in blood sugar following meals. These fluctuations in blood sugar can significantly affect a patient's quality of life. Blood glucose fluctuations, weight gain and diabetes complications may each contribute to substantial disability, reduced quality of life, reduced productivity in the workplace, increased pain and suffering and premature death. It is estimated that obesity increases the risk of cardiovascular disease in people with type 2 diabetes and cardiovascular death accounts for at least 65% of all deaths among people with diabetes. In fact, the risk of cardiovascular disease, including coronary artery disease and other atherosclerotic disorders, and death are significantly increased in the overweight population and to an even greater extent in obese patients with type 2 diabetes.

We have introduced three new treatment options for the management of diabetes, BYDUREON, BYETTA and SYMLIN. BYDUREON and BYETTA offer type 2 diabetes patients with inadequate glycemic control the opportunity to better control their blood glucose levels, with the potential for weight loss rather than weight gain. SYMLIN offers type 1 or type 2 diabetes patients with inadequate glycemic control using mealtime insulin a treatment option that can both improve glucose control and result in weight loss. These novel medicines provide new options in disease management and glucose control to millions of people suffering from diabetes.

Marketed Products

BYDUREON™ (exenatide extended-release for injectable suspension)

BYDUREON is the first and only once-weekly diabetes treatment approved for use in the United States, the European Union and other parts of the world. It is in a class of compounds called GLP-1 receptor agonists and is indicated for use in the United States as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes. BYDUREON combines exenatide, the active ingredient in BYETTA, with proprietary technology developed by us and our partner, Alkermes, Inc., or Alkermes, to provide a sustained release delivery of exenatide. The combination of potency and the glucose-dependent mechanism of action inherent in exenatide makes it well suited for use as a once weekly formulation. Common side effects with BYDUREON include nausea, which most commonly happens when first starting BYDUREON but may become less prevalent over time, headache, itching at the injection site and indigestion. BYDUREON is currently approved in 33 countries and has been launched in 12 countries worldwide, including the United States.

In October 2007, we announced positive results from our DURATION-1 pivotal comparator study comparing treatment with BYDUREON to treatment with BYETTA over a 30-week period. BYDUREON showed a statistically significant improvement in A1C of approximately 1.9% from baseline, compared to an improvement of approximately 1.5% for BYETTA. In June 2008, we announced results from the extension phase of DURATION-1 showing durable efficacy of BYDUREON over 52-weeks. In this extension phase, patients either remained on BYDUREON or switched from BYETTA to BYDUREON for an additional 22 weeks. Patients taking BYDUREON over the course of one year sustained a similar improvement in glucose control of 2.0% lower A1C and lower fasting plasma glucose from baseline.

In March 2009 and July 2009, we announced positive results from our DURATION-2 and DURATION-3 studies, respectively, the second and third in a series of six such studies designed to test the superiority of BYDUREON compared to other diabetes therapies. In DURATION-2, BYDUREON demonstrated superior glucose control with weight loss and no increase in hypoglycemia compared to maximum doses of Januvia® or Actos®. In DURATION-3, BYDUREON demonstrated superior glucose control with weight loss and with less hypoglycemia compared to insulin glargine (Lantus®). In December 2009, we announced results from DURATION-5, a head-to-head study comparing BYDUREON to BYETTA. In DURATION-5, patients taking BYDUREON experienced a statistically superior reduction in A1C compared to BYETTA.

In June 2010, we announced results from our DURATION-4 study, a head-to-head study that compared BYDUREON monotherapy to Januvia®, Actos® or metformin in a monotherapy setting in which patients were not achieving adequate glucose control with diet and exercise alone. Results from DURATION-4 demonstrated that BYDUREON efficacy and tolerability profile extended to monotherapy treatment. In March 2011, we announced top-line results from our DURATION-6 study that showed that once weekly BYDUREON significantly improved glucose control from baseline. Although BYDUREON did not meet the pre-specified primary endpoint of non-inferiority to once-daily Victoza® (liraglutide (rDNA origin) injection) in this study, DURATION-6 reinforced the important role of GLP-1 receptor agonists in the treatment of type 2 diabetes and demonstrated improved tolerability versus Victoza.

At the end of 2010, we published data from a retrospective, real-world analysis of over 400,000 type 2 diabetes patient outcomes which showed that BYETTA was associated with a 14-20% reduction in the risk of cardiovascular events. Given the positive effects on cardiovascular outcomes observed with exenatide in this analysis, the beneficial effects observed in clinical trials of exenatide on markers of cardiovascular risk, and the current regulatory interest in cardiovascular outcomes, in 2010 we initiated our prospective EXSCEL cardiovascular outcomes trial with a superiority design that will evaluate the effects of BYDUREON on major cardiovascular events, compared to standard of care with other antidiabetes medications. This study will give us the opportunity to demonstrate the effect of BYDUREON on cardiovascular outcomes and other end points of interest to our stakeholders. We expect results from this study will not be available for several years.

BYETTA® (exenatide) injection

BYETTA is the first approved medicine in the GLP-1 receptor agonist class of compounds. It is approved as a first-line, stand-alone medication (monotherapy) along with diet and exercise to improve glycemic control in adults with type 2 diabetes. BYETTA is also approved as an adjunctive therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control by using metformin, a sulfonylurea and/or a thiazolidinedione (TZD), three common oral therapies for type 2 diabetes. Further, the FDA recently approved an expanded use of BYETTA as an add-on for patients who have not achieved adequate glycemic control with insulin glargine. The type 2 diabetes treatment guidelines of the American Diabetes Association, or ADA, the European Association for the Study of Diabetes, or EASD, and the American Association of Clinical Endocrinologists, or AACE, include the GLP-1 receptor agonist class, which includes BYETTA, as a secondary treatment option for type 2 diabetes patients. Net product sales of BYETTA were $517.7 million in 2011, $559.3 million in 2010 and $667.6 million in 2009.

We estimate the number of people in the United States currently using metformin, sulfonylurea and/or a TZD to be approximately 10 million and the number of people managing their diabetes with diet and exercise alone to be approximately 3 million. More than half of all diabetes patients using oral medications are believed to have an A1C higher than the ADA's recommendation of less than 7% and the vast majority of these patients could be candidates for BYETTA or BYDUREON.

BYETTA provides glucose control by augmenting the body's natural physiologic processes, allowing the body to respond to blood glucose changes as they occur. BYETTA directly affects the beta cells' responses to elevated glucose by enhancing insulin secretion; this effect dissipates as glucose levels approach the normal range. BYETTA also restores first-phase insulin response, an effect which is evident following the initial dose. BYETTA is administered twice a day by using a fixed dose injection, and requires no dose adjustments due to changes in meal size or composition, exercise or other variables. No additional glucose monitoring is required with BYETTA therapy.

The most common adverse effect of BYETTA is mild to moderate nausea, which tends to dissipate with time. Mild to moderate hypoglycemia has also been observed, but this was primarily when used in conjunction with a sulfonylurea, agents that are known to cause hypoglycemia.

In August 2008, the FDA updated a prior alert for BYETTA referencing pancreatitis. Prescriptions for BYETTA have declined since the first half of 2008. In October 2009, the FDA approved changes to the BYETTA label to incorporate updated safety information, including pancreatitis-related safety language and an expansion of existing language regarding use of BYETTA in patients with renal impairment. We continue to work to better understand the relationship between BYETTA use and pancreatitis described in some spontaneously reported cases. In keeping with our focus on patient safety, we continue to pursue our drug safety program that includes thorough investigation of individual spontaneous case reports along with clinical and epidemiologic studies. Within the detection limits of an initial epidemiology study which we provided to the FDA, we have not observed an increased incidence of pancreatitis associated with BYETTA use compared to other treatments for diabetes and thus believe a definite causal relationship between BYETTA and pancreatitis has not been proven.

At the end of 2011, we had a field sales force of approximately 360 individuals who target those doctors that write the majority of BYETTA and SYMLIN prescriptions. In early 2012, we entered into an agreement with a contract sales organization and to add approximately 390 sales representatives and 36 sales managers to our sales force. Our goal is to provide education, through both one-on-one interactions and educational programs, to ensure that physicians understand BYETTA, including its mechanisms of action, potential benefits, identify appropriate patients and provide important use considerations. We have refined our marketing efforts to remind both endocrinologists and primary care physicians of BYETTA's unique benefits of glucose control with weight loss. Primary care physicians write approximately 70% of diabetes prescriptions in the United States. Additionally, more than 80% of insured lives have access to BYETTA at the lowest branded co-pays.

We continue to support initiatives to facilitate the successful initiation of therapy by primary care physicians. This effort includes: increased patient educational material for health care providers to distribute in their offices; a network of approximately 200 diabetes educators to work with physicians and their patients within their local communities; direct support to patients through the BYETTA By Your Side Program, which provides a toll-free number that allows patients to contact trained medical professionals to better understand the benefits of BYETTA therapy and to get assistance starting and using the BYETTA pen; a pharmacy support component partnering with managed care plans designed specifically to assist with patient refills; and a BYETTA website. We believe this support is helpful to patients who may be on their first injectable therapy and to primary care providers who may be less accustomed to treating patients with an injectable product earlier in the disease cycle and who have fewer resources in their offices.

We have an agreement with Eli Lilly and Company, or Lilly, that provides for the transition of development and commercialization activities for exenatide outside the United States no later than December 31, 2013 or at such later date if (i) mutually agreed by us and Lilly in the event such transition has not occurred by December 31, 2013 or (ii) in certain circumstances as set forth in our transition agreement with Lilly. We are currently in discussions with various companies with the goal of transitioning these exenatide responsibilities to one or more partners prior to such date. By the end of 2011, BYETTA was approved in 87 countries and launched in approximately 80 countries worldwide.

SYMLIN® (pramlintide acetate) injection

SYMLIN is the first and only approved medicine in a class of compounds called amylinomimetics. We began selling SYMLIN in the United States in April 2005 as adjunctive therapy to mealtime insulin to treat diabetes. Other than insulin and insulin analogues, SYMLIN is the first FDA-approved medication addressing glucose control for patients with type 1 diabetes since the discovery of insulin approximately 90 years ago. We own 100% of the global rights to SYMLIN which had net product sales of $103.9 million in 2011, $91.8 million in 2010 and $86.4 million in 2009.

SYMLIN is indicated for use in people treated with mealtime insulin alone or, in the case of patients with type 2 diabetes, treated with mealtime insulin with or without one or more oral medications to help improve blood glucose control. SYMLIN works with insulin to smooth out the peaks in blood glucose levels after meals and to give patients more stable blood glucose levels after meals and throughout the day. SYMLIN also lowers the A1C values of most patients beyond what insulin alone can achieve. SYMLIN reduces food intake and leads to weight loss in many patients. In addition, because SYMLIN works with insulin to control blood sugar, patients often need less insulin to achieve desired blood sugar levels after meals.

SYMLIN is used with insulin and has been associated with an increased risk of insulin-induced severe hypoglycemia. The risk can be reduced by appropriate patient selection, careful patient instruction and insulin dose adjustments. Other adverse effects commonly observed are primarily gastrointestinal, including nausea, which decrease over time in most patients.

Our SYMLIN marketing is focused on a physician population of approximately 30,000 who prescribe rapid acting insulin, with a goal of educating these physicians on SYMLIN, including its mechanisms of action, potential benefits, use considerations and appropriate patient selection for initiating SYMLIN therapy. These physicians write approximately 61% of all mealtime insulin prescriptions in the United States. In 2008, we launched the SymlinPen® 120 and the SymlinPen® 60 pen-injector devices for administering SYMLIN. These pre-filled, pen-injector devices feature fixed dosing to improve mealtime glucose control and can be stored at room temperature not to exceed 86 degrees F (30 degrees C) after first use. We have ceased manufacturing and distributing the Symlin vial. Our near-term goal for SYMLIN is to grow SYMLIN prescriptions by highlighting how the product addresses the key unmet needs of patients using mealtime insulin and increase awareness of SYMLIN's potential benefits to these patients.

Research and Development

Product Pipeline Programs

We have late-stage and early-stage development programs in the metabolic diseases therapeutic area, with a primary focus on diabetes and diabetes-related disorders. We have developed capabilities in the discovery, biology, chemistry, and drug delivery of peptide hormones, and expertise in the clinical development and manufacturing of peptide-based therapeutics. We are leveraging this expertise to develop potential treatments for diabetes, and diabetes-related disorders and lipodystrophy.

Diabetes

We are developing a dual chamber cartridge pen configuration of BYDUREON. We believe this design will further simplify dosing for patients, allowing them to mix and administer BYDUREON from a pre-filled pen device. We currently plan to seek FDA approval for the BYDUREON pen during 2012 with a projected launch by the end of 2012 or the first quarter of 2013.

As part of the exenatide lifecycle, we are evaluating the efficacy, pharmacokinetics, tolerability and safety of a suspension formulation that uses the same exenatide-containing microsphere technology used in BYDUREON, but would eliminate the need to reconstitute the product prior to use which we believe has the potential to improve convenience for patients. In 2011, we announced results from a clinical proof-of-concept study that assessed exenatide suspension given once-monthly. The study showed once-monthly exenatide suspension improved glucose control in patients with type 2 diabetes, including reductions in A1C and fasting plasma glucose with modest weight loss and generally demonstrated comparable efficacy, safety and tolerability with BYDUREON. In late 2011, we completed an End-of-Phase 2 meeting with the FDA, and plan to commence the phase 3 programs for a weekly suspension program in 2012 and a monthly suspension program in 2013.

Rare Forms of Lipodystrophy

Lipodystrophy is a group of very rare disorders that is characterized by generalized or partial loss of adipose tissue (that can be inherited or acquired) and leptin deficiency. Lipodystrophy is often associated with metabolic abnormalities (e.g. hypertriglyceridemia, insulin resistance, and/or diabetes) that can result in life-threatening co-morbidities such as acute pancreatitis, steatohepatitis, and/or accelerated atherosclerosis. These metabolic abnormalities are often difficult to control even with high doses of currently available diabetes and lipid-lowering therapies. Not only are these treatments rendered less effective by the profound, refractory nature of the metabolic abnormalities, they also do little to correct the pathophysiological mechanisms underlying the development of such abnormalities. Thus, there is a significant unmet medical need for a therapy that effectively improves the metabolic disorders in these patients.

Because of the loss of adipose tissue in lipodystrophy, levels of the adipocyte-secreted hormone leptin are typically very low in patients suffering from this disease. Clinical studies have shown that metreleptin is a unique potential therapy for patients with lipodystrophy because it addresses key pathophysiological defects underlying the condition. In clinical studies, metreleptin treatment in patients with inherited or acquired lipodystrophy resulted in substantial and clinically meaningful improvements in fasting plasma glucose and A1C due to improved insulin sensitivity as well as marked improvements in hypertriglyceridemia.

In December 2010, we submitted to the FDA the clinical and non-clinical sections of a rolling Biologics License Application, or BLA, for the use of metreleptin to treat diabetes and/or hypertriglyceridemia in pediatric and adult patients with inherited or acquired lipodystrophy. We plan to submit the chemistry, manufacturing and controls section of the BLA to the FDA in the first half of 2012. Based on published data regarding the prevalence of this disease, we have estimated that lipodystrophy affects approximately 1,000 individuals in the United States and 3,000 individuals in other major markets for orphan drugs. Because lipodystrophy affects a very small number of patients, metreleptin for the treatment for lipodystrophy has received orphan drug designation by the FDA. Upon completion of the BLA submission, we plan to apply for fast-track and priority-review designation, which, if granted, could translate to a PDUFA action date by the end of 2012. We also plan to continue working with European regulatory agencies to gain orphan drug designation for metreleptin for the treatment for lipodystrophy in Europe.

Obesity

Obesity is a chronic condition that affects millions of people and is linked to increased health risk of several medical conditions including type 2 diabetes, high blood pressure, heart disease, stroke, osteoarthritis, sleep disorders and several types of cancers. Obesity is also rapidly becoming a major health problem in all industrialized nations and many developing countries. According to NAASO (The Obesity Society), obesity is the second leading cause of preventable death in the United States. It is estimated that 66% of the adult population in the United States is overweight and nearly 72 million adult Americans are considered obese. This epidemic is not limited to the United States, but represents a major global health concern. According to the World Health Organization, or WHO, there are more than 1 billion overweight adults, of which 300 million are considered obese. Current treatments for obesity include diet, exercise, drug therapy and surgery.

Since 2006, we have been conducting non-clinical and clinical studies to assess the safety and efficacy of multiple neurohormones used in combination to treat obesity. In October 2009, we entered into a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications. The agreement includes products to be developed from our pipeline and additional compounds from our and Takeda's obesity research programs. In August 2011, we and Takeda announced that we discontinued the development of pramlintide/metreleptin for the treatment of obesity and will continue to discuss the potential of other assets as candidates for the treatment of obesity and related indications under the terms of our collaboration agreement.

Research Activities

A key objective of our research strategy is to develop well-differentiated, innovative compounds with the potential to advance the treatment of metabolic diseases. To achieve this goal, we are taking a highly integrated, systematic approach that combines peptide chemistry, in-vitro and in-vivo biology, and drug delivery research, in order to generate drug candidates that have promising profiles with respect to, among other things, efficacy, safety and dosing frequency.

This approach to research and development recently led to the development of AC165198, a peptide hybrid ("phybrid") drug candidate for diabetes that exhibits dual pharmacological activity and elicits enhanced glucose-lowering and weight loss in nonclinical models. In collaboration with our alliance partner for this program, Biocon, we have filed an IND application for this compound with the FDA in late 2011 and initiated phase 1 clinical testing in January 2012.

We are also developing capabilities in scaffolding and delivery system research and development, focused on product presentations that have the potential to enhance clinical outcomes and patient convenience. Delivery systems are selected on the basis of technical feasibility, regulatory and manufacturing considerations, and market preference. They include injectable sustained-release formulations such as salt complexes, lipids, biodegradable polymer and gel systems, as well as non-invasive drug delivery systems. We are also using our resources to optimize pharmaceutical properties of peptide drugs to develop new peptide hormone analogs that may be more amenable to alternative forms of delivery.

As of December 31, 2011, we had approximately 275 full-time employees dedicated to our research and development activities. In the years ended December 31, 2011, 2010 and 2009, we incurred research and development expense of $161.2 million, $183.1 million and $198.4 million, respectively.

Strategic Relationships

Lilly Exenatide Collaboration

On November 7, 2011, we and Lilly entered into a Settlement and Termination Agreement, or the Termination Agreement, which provides for, among other things, the termination of the parties' Collaboration Agreement and the full and final settlement and resolution of certain outstanding claims asserted by us against Lilly in the lawsuit we filed in May 2011. Under the terms of the Termination Agreement, we obtained the exclusive right to develop and commercialize exenatide products in the United States. We also obtained exclusive rights to develop and commercialize exenatide globally outside the United States subject to a transition period in which Lilly will continue to have exclusive rights to commercialize exenatide products outside the United States until no later than December 31, 2013 or at such later date if (i) mutually agreed by us and Lilly in the event such transition has not occurred by December 31, 2013 or (ii) in certain circumstances as set forth in our transition agreement with Lilly.

The Termination Agreement provides that either party may deliver a notice to the other party with respect to a particular country or countries, or an OUS Country, specifying an earlier transfer date for that country. Under the terms of the Termination Agreement, we are permitted to deliver a notice to transition an OUS Country at any time after (i) June 30, 2012 with respect to an OUS Country where Lilly has launched BYDUREON prior to March 31, 2012, or (ii) March 31, 2012 with respect to any other OUS Countries, provided that with respect to Europe, we may deliver a transition notice on or after April 1, 2012. Lilly is permitted to deliver a notice to transition an OUS Country any time on or after September 30, 2012. The transition of any OUS Country(ies) set forth in a notice will be effective 180 days after the notice date. After the transition of an OUS Country, we, or our designee, will have exclusive rights to commercialize exenatide products in that country.

Under the terms of the Termination Agreement, we paid Lilly an upfront payment of $250 million and have agreed to pay to Lilly a milestone payment of $150 million, payable upon approval by the FDA of a monthly exenatide suspension product. In addition, we will make quarterly payments to Lilly pursuant to a revenue sharing obligation (as described below), or the Revenue Sharing Obligation, based on sales of exenatide products and certain payments received by us from third parties.

We are required to make quarterly payments to Lilly equal to (i) 15% of net sales of exenatide products by us or any sales partners, subject to minimum guarantees in each of 2012 and 2013, and (ii) 20% of any consideration, including upfront or milestone payments, received by us from our sales partners for the grant to such sales partners of certain rights relating to exenatide products up to $1.2 billion, in the aggregate plus any interest that is accrued and compounded as follows. The Revenue Sharing Obligation will continue until the earliest to occur of (x) the date that we have paid to Lilly an amount equal to $1.2 billion, plus any interest that is accrued and compounded, (y) December 31, 2036, and (z) termination of the Revenue Sharing Obligation in accordance with the terms of the Termination Agreement. Interest will accrue on the outstanding balance of the Revenue Sharing Obligation at a rate of 2.295% quarterly. Interest will not be payable in cash, but will be added on the last day of each calendar quarter to the outstanding balance of the Revenue Sharing Obligation. We may delay payments on the Revenue Sharing Obligation for the first two quarters of 2012, however, interest will accrue and compound on any payments so delayed. Simultaneously with the execution of the Termination Agreement, we entered into a promissory note with Lilly in the initial principal amount of $1.2 billion, secured by certain of our assets and those of our subsidiaries and guaranteed by certain of our subsidiaries.

On November 7, 2011, in connection with executing the Termination Agreement, we and Lilly amended and restated our loan agreement pursuant to which Lilly previously made a $165 million unsecured loan to us. The amended and restated loan agreement extends the maturity date of our outstanding obligations made under the original loan agreement to June 30, 2016. We and Lilly also amended and restated our Exenatide Once Weekly Supply Agreement, pursuant to which we will supply commercial quantities of fixed-dose injection of exenatide administered once weekly (including related components) in accordance with a fixed pricing schedule to Lilly for sale in jurisdictions outside the United States until the transition of operations outside the United States to us as contemplated by the Termination Agreement. We and Lilly also amended our Device Development and Manufacturing Agreement pursuant to which Lilly will manufacture and supply to us a mechanical injection pen for daily use for sale in and outside the United States and a once weekly exenatide fixed-dose injectable in finished product form and all components and associated packaging for sale outside the United States in accordance with a fixed pricing schedule. These amended and restated supply agreements will expire no later than December 31, 2013. Amylin and Lilly are parties to a number of other agreements that have been entered into in connection with the Termination Agreement.

Exenatide Partner(s) Outside the United States

We are actively engaged in discussions with various companies to secure one or more partners to assume the development and commercialization responsibilities for our exenatide franchise outside the United States and will work toward transitioning these responsibilities from Lilly to our new partner(s) once an agreement is reached. We are committed to ensuring a transition of these development and commercialization responsibilities to maintain continuity of patient care. Our goal is to secure one or more partners for exenatide activities outside the United States in 2012; however, we cannot be certain that we will be able to secure any such partners on terms acceptable to us within this time frame, or at all.

Takeda Obesity Collaboration

In October 2009, we entered into a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications. The agreement includes products to be developed from our pipeline and additional compounds from our and Takeda's obesity research programs. Takeda will be responsible for commercializing the products in and outside the United States and will be responsible for all commercialization costs associated with the products.

We received a one-time up-front payment of $75 million from Takeda upon entering into the agreement and we are eligible to receive additional payments upon achieving certain development, commercialization and sales-based milestones. The agreement also provides for future tiered, double-digit royalty payments to us based on global product sales. We will be responsible for executing development activities for potential products through phase 2 for regulatory approval in the United States. Takeda will lead development activities beyond phase 2 in the United States and all development activities outside the United States. Generally, we will be responsible for 20% of the development costs associated with obtaining approval for products in the United States and Takeda will be responsible for 80% of such United States development costs. Takeda will also be responsible for 100% of development costs associated with obtaining approval for products outside the United States. In August 2011, we and Takeda announced that we discontinued the development of pramlintide/metreleptin for the treatment of obesity and will continue to discuss the potential of other assets as candidates for the treatment of obesity and related indications under the terms of our collaboration agreement.

Early Stage Strategic Collaborations

We have established strategic relationships with other companies and we continue to assess additional opportunities for strategic relationships or in-licensing opportunities. For example, in September 2009, we entered into an exclusive agreement with Biocon to jointly develop, manufacture and commercialize pharmaceutical products, including AC165198, a novel peptide therapeutic for the potential treatment of diabetes. We will share development costs with Biocon of this program which was developed from our "Phybrid" technology platform. A Phybrid is a peptide hybrid molecule that combines the pharmacological effects of two peptide hormones into a single molecular entity. Under the terms of the agreement, we will provide expertise in peptide hormone development, particularly in the area of phybrid technology, as well as metabolic disease therapeutics. Biocon will use its expertise in recombinant microbial expression to manufacture the compound and also leverage its experience in preclinical and clinical development of diabetes products. We and Biocon submitted an IND for AC165198 at the end of 2011 and commenced a phase 1 study in January 2012.

Sales, Marketing and Distribution

We have built a sales and marketing organization that focuses on healthcare providers, managed healthcare organizations, hospitals, wholesalers and pharmacies, government purchasers and other third-party payers. Our field organization also includes our managed care organization.

In January 2012, we created two separate commercial teams focused on two distinct aspects of our commercial portfolio. One commercial team is focused on the commercialization of our exenatide franchise while the other is focused on the commercialization of our products that target specialty and orphan diseases. The exenatide commercial team will consists of 650 diabetes sales specialists who will target those physicians that account for more than 60% of all branded diabetes prescriptions, including approximately 90% of all GLP-1 prescriptions.

The specialty and orphan disease commercial team consists of 65 diabetes sales specialists who will initially focus on the commercialization of SYMLIN by promoting SYMYLIN to those physicians who write mealtime insulin prescriptions. In the near term, the specialty and orphan commercial team will also be dedicated to establishing the short-acting GLP-1 market for BYETTA for use with insulin glargine and will provide the infrastructure for the launch of metreleptin if we are successful in our efforts to receive approval for metreleptin as a treatment for rare forms of lipodystrophy.

Our field force brings a specialty approach to endocrinologists and diabetes-focused primary care physicians and is focused on targeting those doctors that write the majority of prescriptions for branded diabetes therapies. Our field force calls on endocrinologists and other physicians who have large diabetes care practices and other healthcare professionals who support their practices. Members of our sales and marketing team have extensive industry experience from a wide range of large and small companies and have substantial experience in the field of diabetes, as well as in launching and marketing pharmaceutical products.

We utilize common pharmaceutical company practices to market our products. We call on individual physicians and other healthcare professionals and other organizations and individuals involved in the prescribing, purchasing and/or distributing of human medicines. We also provide professional symposia through our extensive medical education programs. Our medical education events are conducted live, via satellite or telephone and through web-based, interactive programs. We will continue to focus on medical education efforts for BYDUREON, BYETTA and SYMLIN through thousands of programs across the United States organized by our medical affairs and external professional education organizations. We train physicians and other healthcare professionals as speakers, so that they can in turn teach their peers about how best to incorporate BYDUREON, BYETTA or SYMLIN into their patients' diabetes treatment regimens.

We provide customer service and other related programs for our products, such as disease and product-specific websites, insurance research services, a customer service call center and order, delivery and fulfillment services. We have programs in the United States that provide qualified uninsured and underinsured patients with our products at no charge.

We sell BYDUREON, BYETTA and SYMLIN to wholesale distributors who in turn sell to retail pharmacies and government entities. Decisions made by these wholesalers and their customers regarding the levels of inventory they hold, and thus the amount of BYDUREON, BYETTA and SYMLIN they purchase, may affect the level of our product sales in any particular period.

Manufacturing

We have selected manufacturers that we believe comply with current Good Manufacturing Practices, or cGMP, and other applicable regulatory standards. Manufactured product is used commercially following established registration procedures and after applicable regulatory approvals have been granted by various international regulatory entities. We have established a quality control and quality assurance program, including a set of standard operating procedures, analytical methods and specifications, designed to ensure that our products and product candidates are manufactured in accordance with the applicable regulations. We require that our contract manufacturers adhere to cGMPs appropriate to the clinical or pre-clinical phase of manufacturing.

Although some materials for our drug products are currently available from a single-source or a limited number of qualified sources, we attempt to acquire an adequate inventory of such materials, establish alternative sources and/or negotiate long-term supply arrangements. We believe we do not have any significant issues obtaining suppliers; however, we cannot be certain that we will continue to be able to obtain long-term supplies of our manufacturing materials.

BYDUREON Manufacturing

We have built and are operating a facility in West Chester, Ohio to manufacture BYDUREON. Our Ohio facility obtains bulk exenatide, the active ingredient in BYDUREON, from Lonza Ltd., or Lonza, and Mallinckrodt, Inc., or Mallinckrodt, and we obtain pre-filled diluent syringes for BYDUREON from Vetter Pharma-Fertigung GmbH & Co. KG pursuant to long-term agreements with each company.

Under the terms of our development and license agreement with Alkermes, we are responsible for manufacturing the dosing formulation of BYDUREON for commercial sale and will pay Alkermes milestone payments upon achievement of development milestones and royalties ranging in the mid single digits on sales of BYDUREON. To date, we have paid an aggregate of $13 million as development milestone payments to Alkermes under the agreement. If all future milestones are achieved, we may be obligated to pay Alkermes an aggregate of $7 million in additional milestone payments. Alkermes has transferred to us its technology for manufacturing BYDUREON and is supplying us with the polymer materials required for the commercial manufacture of BYDUREON. The development and license agreement terminates on the later of 10 years from first commercial sale of product under the agreement or the expiration or invalidation of certain Alkermes patents covering such products. In addition, we can terminate the agreement at will upon 180 days written notice to Alkermes, and Alkermes can terminate the agreement pursuant to standard bankruptcy and liquidation provisions. Both parties can terminate the agreement pursuant to uncured material breach of contract terms.

BYETTA Manufacturing

We obtain exenatide, the active ingredient contained in BYETTA, from Bachem, Inc., or Bachem, and Mallinckrodt pursuant to agreements with each company. We have agreements with Wockhardt UK (Holdings) Ltd., or Wockhardt, and Baxter Pharmaceutical Solutions LLC, a subsidiary of Baxter, Inc., or Baxter, to supply us the dosage form of exenatide in cartridges. We have an agreement with Lilly to supply pens for delivery of BYETTA in cartridges which will eventually be transferred to another manufacturer.

SYMLIN Manufacturing

We obtain pramlintide acetate, the active ingredient contained in SYMLIN, from Bachem and Lonza pursuant to agreements with each company. We have an agreement with Wockhardt to supply the dosage form of SYMLIN in cartridges and an agreement with Ypsomed AG to supply SYMLIN pen components. We also have an agreement with Sharp Corporation for the assembly of the SYMLIN pen.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to the products in our portfolio. A number of our largest competitors, including AstraZeneca, Bristol-Myers Squibb Company, Boehringer Ingelheim, GlaxoSmithKline, J&J (Janssen), Lilly, Merck & Co., Novartis AG, Novo-Nordisk, Pfizer, Sanofi-Aventis, Roche and Takeda are pursuing the development of or are marketing pharmaceuticals that target the same diseases that we are targeting, and it is probable that the number of companies seeking to develop products and therapies for the treatment of diabetes, obesity and other metabolic disorders will increase. For example, in 2010, Novo Nordisk obtained approval of and commercially launched a GLP-1 receptor agonist to treat type 2 diabetes. Many of these companies and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products noncompetitive or obsolete. For example, all of our current drug products are injectable, and compete, in part, with therapies that do not require injection. We cannot be certain that we will be able to compete successfully.

SYMLIN is the only non-insulin-based drug product approved for improving blood glucose control in people with type 1 diabetes. Further, insulin and oral medications are often insufficient for many people with type 2 diabetes to achieve satisfactory glucose and weight control. BYDUREON, BYETTA or SYMLIN may be complementary to, or competitive with, these other medications.

BYDUREON, BYETTA and SYMLIN must compete with established therapies for market share. In addition, many companies are pursuing the development of novel pharmaceuticals that target diabetes. These companies may develop and introduce products competitive with or superior to BYDUREON, BYETTA or SYMLIN. Such competitive products and potential products include:

- sulfonylureas;
- metformin;
- insulins (injectable and inhaled versions);
- TZDs and other PPAR or non-PPAR insulin sensitizers;
- glinides;
- DPP-IV inhibitors;
- incretin mimetics/GLP-1 receptor agonists;
- alpha-glucosidase inhibitors; and
- sodium-glucose transporter-2 (SGLT-2) inhibitors.

Patents, Proprietary Rights, and Licenses

We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We plan to enforce our issued patents and our rights to proprietary information and technology. We review third-party patents and patent applications, both to refine our own patent strategy and to identify useful licensing opportunities.

We have a number of patents, patent applications and rights to patents related to our compounds, products and technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will result in issued patents. We have also filed foreign counterparts to many of these issued patents and applications.

We may obtain patents for our compounds many years before we obtain marketing approval for them. Because patents have a limited life, which may begin to run prior to the commercial sale of the related product, the commercial value of the patent may be limited. However, we may be able to apply for patent term extensions to compensate in part for delays in obtaining marketing approval. For example, in the United States a patent term extension of 1,586 days has been granted for SYMLIN, resulting in a patent expiration date of March 16, 2019, and a patent term extension of 1,287 days has been granted for BYETTA, resulting in a patent expiration date of December 1, 2016. Similar patent term extensions may be available for other products that we are developing, but we cannot be certain we will obtain them.

Included within our exenatide patent portfolio are issued patents for:

- pharmaceutical compositions containing exenatide;
- modulating gastric emptying;
- inhibiting glucagon secretion;
- stimulating insulin release to treat diabetes; and
- reducing food intake.

These patents expire between 2016 and 2020. We do not have a composition of matter patent for the exenatide molecule.

Included within our pramlintide patent portfolio are issued patents for:

- pramlintide and other amylin agonist analogues;
- pharmaceutical compositions containing amylin agonists, including pharmaceutical compositions containing pramlintide; and
- methods for treating diabetes and related conditions using amylin agonists.

These patents expire between 2013 and 2019.

Our SYMLIN, BYETTA and BYDUREON products are subject to the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, which provides data exclusivity for a certain period of time. Under the Hatch-Waxman Act, the data exclusivity period for SYMLIN and BYETTA expired in 2009, such that generic manufacturers can now file Abbreviated New Drug Applications, or ANDAs, requesting the FDA's approval of generic versions of these approved products. If an ANDA is filed for one of our approved products prior to expiration of the patents covering those products, it could result in our initiating patent infringement litigation to enforce our rights.

With respect to our drug candidates, we have patents and patent applications pending, or have licensed patents and patent applications, relevant to the development and commercialization of such drug candidates. Generally, our policy is to file foreign counterpart applications in countries with significant pharmaceutical markets.

It is important that we do not infringe patents or proprietary rights of others and that we do not violate the agreements that grant proprietary rights to us. If we do infringe patents or violate these agreements, we could be prevented from developing or selling products or from using the processes covered by those patents or agreements, or we could be required to obtain a license from the third party allowing us to use their technology. We cannot be certain that, if required, we could obtain a license to any third-party technology or that we could obtain one at a reasonable cost. If we were not able to obtain a required license, we could be adversely affected. Because patent applications are confidential for at least some period of time, there may be pending patent applications from which patents will eventually issue and prevent us from developing or selling certain products unless we can obtain a license to use the patented technology.

Patents relating to pharmaceutical, biopharmaceutical and biotechnology products, compounds and processes such as those that cover our existing products, compounds and processes and those that we will likely file in the future do not always provide complete or adequate protection. Future litigation or proceedings initiated by the United States Patent and Trademark Office regarding the enforcement or validity of our existing patents or any future patents could invalidate our patents or substantially reduce their protection. In addition, statutory or regulatory changes may adversely affect our ability to obtain protection or enforce our patents. Furthermore, our pending patent applications and patent applications filed by our collaborative partners may not result in the issuance of any patents or may result in patents that do not provide adequate protection. As a result, we may not be able to prevent third parties from developing the same compounds and products that we have developed or are developing. In addition, we do not have patent protection or we may not be able to enforce our patents in certain countries. As a result, manufacturers may be able to sell generic versions of our products in those countries.

We also rely on unpatented trade secrets and improvements, unpatented internal know-how and technological innovation. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements provide that all confidential information developed or made known to an individual during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions made by the individual while employed by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. Under some of our research and development agreements, inventions discovered in certain cases become jointly owned by us and our corporate partner and in other cases become the exclusive property of one of us. It can be difficult to determine who owns a particular invention and disputes could arise regarding those inventions.

Government Regulation

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of pharmaceutical products. All of our potential products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in foreign countries. Various federal, state and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products.

A number of steps must be taken before a pharmaceutical agent may be marketed in the United States. First, the pharmaceutical agent must undergo preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and activity of the product candidate and its formulations. The results of these studies must be submitted to the FDA as part of an investigational new drug application, or IND, which must be reviewed by the FDA before a proposed clinical trial can begin. Typically, clinical trials involve a three-phase process. In Phase 1, clinical trials are conducted with a small number of healthy volunteers to determine the early safety and tolerability profile and the pattern of drug distribution and metabolism. In Phase 2, clinical trials are conducted with groups of patients afflicted with a specified disease in order to determine preliminary efficacy, dosing regimens and expanded evidence of safety and tolerability. In Phase 3, large-scale, multi-center, adequate and well-controlled comparative clinical trials are typically conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. The results of the preclinical testing and clinical trials for a pharmaceutical product are then submitted to the FDA in the form of an NDA or BLA for approval to commence commercial sales. In responding to an NDA or BLA, the FDA may grant marketing approval or issue a "complete response letter," which may include requests for additional information, indicating why the application is not ready for approval. Once a drug is approved for marketing in the United States, the FDA requires ongoing safety monitoring to ascertain any undiscovered issues related to "real-world" use of the drug. The expanded patient exposure once a drug is introduced to the marketplace can reveal new risks (as well as new benefits) that were not detectable during clinical testing.

Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to cGMP. In complying with cGMP, manufacturers must continue to expend time, money and effort in the area of production, quality control, and quality assurance to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance.

We are also subject to various federal, state, and local laws, regulations and recommendations relating to safe working conditions; laboratory and manufacturing practices; the experimental use of animals; and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research, development and manufacturing.

The activities required before a pharmaceutical agent may be marketed in the EU are dictated by the International Conference on Harmonization and are generally similar to those established in the United States. Approval of new drugs across the EU relies on either the centralized authorization procedure of the European Medicines Agency or national authorization procedures that allow simultaneous approval in several countries via mutual recognition or decentralization. Under the centralized procedure, the marketing application is referred for review to two review teams, each representing one of the member countries. Each reviewer then forwards an early assessment to the Committee for Medicinal Products for Human Use, or CHMP, for discussion and preparation of an initial consolidated assessment report, including a list of questions requesting clarification as well as additional information. This step initiates a series of dialogues, meetings and other communications among the CHMP, the two review teams and the applicant, leading in turn to clarification, education and refinement of the original assessment reports. Ultimately, a decision is reached to either grant marketing authorization or deny the application if it is determined that the application does not satisfy the regulatory approval criteria. The clinical testing, manufacture and sale of pharmaceutical products outside of the United States and the EU are subject to regulatory approvals by other jurisdictions which may be more or less rigorous than those required by the United States or the EU.

Employees

As of December 31, 2011, we had approximately 1,300 full-time employees. A significant number of our management and professional employees have had experience with pharmaceutical, biotechnology or medical product companies. We believe that we have been highly successful in attracting skilled and experienced personnel. None of our employees are covered by collective bargaining agreements and we consider relations with our employees to be good.

Executive Officers

The names of our executive officers and certain information about them as of February 15, 2012 are set forth below:

Name	Age	Position
Daniel M. Bradbury	50	President, Chief Executive Officer and Director
Mark G. Foletta	51	Senior Vice President, Finance and Chief Financial Officer
Mark J. Gergen	49	Senior Vice President, Corporate Development
Orville G. Kolterman, M.D.	64	Senior Vice President, Chief Medical Officer
Harry J. Leonhardt	55	Senior Vice President, Legal and Compliance, and Corporate Secretary
Marcea Bland Lloyd	63	Senior Vice President, Chief Administrative Officer and General Counsel
Paul G. Marshall	52	Senior Vice President, Operations
Vincent P. Mihalik	61	Senior Vice President, Sales and Marketing and Chief Commercial Officer
Lloyd A. Rowland	55	Vice President, Chief Compliance Officer
Christian Weyer, M.D.	42	Senior Vice President, Research and Development

Mr. Bradbury has been our Chief Executive Officer since March 2007, serving as President since June 2006 and as Chief Operating Officer since June 2003. He has served as a director since June 2006 and serves on the Finance Committee. He previously served as Executive Vice President from June 2000 until June 2003. He joined Amylin in 1994 and has held officer-level positions in Corporate Development and Marketing during that time. Prior to joining Amylin, Mr. Bradbury spent ten years at SmithKline Beecham Pharmaceuticals, where he held a number of sales and marketing positions. He is a member of the board of directors of Illumina, Inc. He also serves on the RAND Health Board of Advisors and as a board member for PhRMA, BIOCOM, the Keck Graduate Institute's Board of Trustees and the San Diego Regional Economic Development Corporation. Mr. Bradbury serves on the UCSD Rady School of Management's Advisory Council and the University of Miami's Innovation Corporate Advisory Council and the University of Miami's Diabetes Research Institute Corporate Advisory Council. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

Mr. Foletta has served as Senior Vice President, Finance and Chief Financial Officer since March 2006 and he previously served as Vice President, Finance and Chief Financial Officer from March 2000 to March 2006. Mr. Foletta previously served as a Principal of Triton Group Management, Inc. from 1997 to 2000. From 1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group Ltd., the most recent of which was Senior Vice President, Chief Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, most recently serving as an Audit Manager. Mr. Foletta received a B.A. in Business Economics from the University of California, Santa Barbara. He is a Certified Public Accountant and a member of the Financial Executives Institute.

Mr. Gergen has served as Senior Vice President, Corporate Development since August 2006 and previously served as Vice President of Business Development from May 2005 to August 2006. Prior to joining us, Mr. Gergen was an independent consultant to biotech and medical technology companies for strategy, financing and corporate development. From 2003 to 2005, Mr. Gergen was Executive Vice President at CardioNet, Inc. He held various positions at Advanced Tissue Sciences, Inc. from 2000 to 2003 most recently as Chief Restructuring Officer and Acting CEO. He also served as Senior Vice President, Chief Financial and Development Officer, and Vice President, Development, General Counsel and Secretary. From 1999 to 2000, Mr. Gergen was employed at Premier, Inc. and from 1994 to 1999 he held various positions with Medtronic, Inc. From 1990 to 1994 he held various legal and corporate development positions at Jostens, Inc. and from 1986 to 1990, he practiced law at various law firms. Mr. Gergen serves on the Board of Directors of a privately held company. Mr. Gergen received a B.A. in Administration from Minot State University and a J.D. from the University of Minnesota Law School.

Dr. Kolterman has served as Senior Vice President, Chief Medical Officer since June 2010 and previously served as Senior Vice President, Research and Development from June 2008 to June 2010. He served as Senior Vice President, Development from March 2008 to May 2008. He also served as Senior Vice President, Clinical and Regulatory Affairs from August 2005 to March 2008, Senior Vice President, Clinical Affairs from February 1997 to August 2005, Vice President, Medical Affairs from 1993 to 1997, and Director, Medical Affairs from 1992 to 1993. From 1983 to 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center, at the University of California, San Diego Medical Center. Since 1989, he has been Adjunct Professor of Medicine at the University of California, San Diego. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He was a member of the

Diabetes Control and Complications Trial Study Group and presently serves as a member of the Epidemiology of Diabetes Intervention and Complications Study. He is also a past-president of the California Affiliate of the American Diabetes Association. Dr. Kolterman received his M.D. from Stanford University School of Medicine.

Mr. Leonhardt has served as our Senior Vice President, Legal and Compliance, and Corporate Secretary since September, 2011. He previously served as Vice President, Legal, Corporate Governance and Secretary from June 2010 to September, 2011 and served as Vice President Legal, Deputy General Counsel from October 2008 to June 2010. He previously served as our Vice President, Chief Intellectual Property Counsel since September 2007. Prior to joining us, Mr. Leonhardt served as Senior Vice President, General Counsel and Corporate Secretary of Senomyx, Inc. from September 2003 to September 2007. From February 2001 to September 2003 Mr. Leonhardt was Executive Vice President, General Counsel and Corporate Secretary of Genoptix, Inc. and from July 1996 to November 2000 he served as Vice President and then Senior Vice President, General Counsel and Corporate Secretary of Nanogen, Inc. From January 1990 through June 1996 Mr. Leonhardt served in various legal and management capacities at Allergan, Inc. Prior to that Mr. Leonhardt was an attorney with Lyon & Lyon LLP in Los Angeles where he represented a number of pharmaceutical, biotechnology and consumer products companies. He also serves as a board member for BIOCOM and a Special Master through the California State Bar. Mr. Leonhardt received a B.S. in Pharmacy from the University of the Sciences and a J.D. from the University of Southern California School of Law.

Ms. Lloyd has served as our Senior Vice President, Chief Administrative Officer and General Counsel since July, 2011. She previously served as Senior Vice President, Government & Corporate Affairs and General Counsel from June 2008 to July, 2011 and Senior Vice President, Legal and Corporate Affairs, and General Counsel from February 2007 to June 2008. Prior to joining us, Ms. Lloyd served as Group Senior Vice President, Chief Administrative Officer, General Counsel and Secretary of VHA Inc. from November 2004 to February 2007. Previously, she served as VHA's General Counsel and Secretary from May 1999 to November 2004. From 1993 to April 1999, Ms. Lloyd was Vice President and Assistant General Counsel of Medtronic Inc. and served as Medtronic's Assistant General Counsel from 1991 to 1993. From 1978 to 1991, Ms. Lloyd held various legal positions with Medtronic. Prior to joining Medtronic, Ms. Lloyd served as counsel to Pillsbury Company and Montgomery Ward & Co. and she taught Business Law at the University of Minnesota Business School. Ms. Lloyd is past Chairperson of the Executive Leadership Foundation, a member of the board of directors for California Healthcare Institute and is an associate of the Women Business Leaders of the United States Health Care Industry Foundation. She received a B.S./B.A. from Knox College and a J.D. from Northwestern University.

Mr. Marshall has served as Senior Vice President, Operations since December 2008. He previously served as Vice President Operations from December 2006 to December 2008. Prior to joining us, he was Vice President of Corporate Manufacturing at Amgen, Inc. From 2002 to 2005, Mr. Marshall served as Vice President of Recombinant Protein Manufacturing at the Bioscience Division of Baxter International. From 1999 to 2002, he was Site Head of the Baxter International Thousand Oaks facility. He joined Creative BioMolecules in 1992, first as Head of Process Development and Clinical Manufacturing and then as Head of Operations. From 1988 to 1992, Mr. Marshall held various management positions with Welgen Manufacturing Partnership (now Amgen, Rhode Island), Repligen Corporation and Damon Biotech. Mr. Marshall received a B.S. and an M.S. in Biology from the University of Massachusetts at Dartmouth and completed three years of post-graduate work concentrating in hematology and coagulation research at Brown University.

Mr. Mihalik has served as Senior Vice President, Sales and Marketing and Chief Commercial Officer since January 2009. Mr. Mihalik has over 35 years of experience across multiple commercial roles. Before joining us, Mr. Mihalik served as Vice President of Global Brand Development Diabetes and Endocrine Platform Team Leader for Lilly since 2004. Previously, he was Business Unit Head of Diabetes Care for Lilly U.S. from 2001 to 2004. From 1990 to 2001 he served in various senior management positions at other healthcare companies including Senior Vice President and General Manager for Lab Systems and Molecular Biochemical at Roche Diagnostics Corporation, President, Diabetes Care North America at Boehringer Mannheim Group and President, Scientific Products Biomedical and General Manager, Pandex Diagnostic Research and Development Center for Baxter Healthcare Inc. He has a B.S. degree in Biology from The Pennsylvania State University and completed the Northwestern University Masters in Management—Executive Program.

Mr. Rowland has served as our Vice President, Chief Compliance Officer since June 2010. He previously served as Vice President, Governance and Compliance, Secretary, and Chief Compliance Officer from February 2007 to June 2010 and as Vice President, Legal, Secretary and General Counsel from September 2001 to February 2007. Prior to joining us, Mr. Rowland served in various positions at Alliance Pharmaceutical Corp., including as Vice President, General Counsel and Secretary, beginning in 1993. Earlier, Mr. Rowland served as Vice President and Senior Counsel, Finance and Securities, at Imperial Savings Association for four years. For the previous eight years, he was engaged in the private practice of corporate law with the San Diego, California law firm of Gray, Cary, Ames & Fry, and the Houston, Texas law firm of Bracewell & Patterson. He received a J.D. from Emory University.

Dr. Weyer has served as Senior Vice President, Research and Development since June 2010, and previously served as Vice President, Medical Development from September 2009 to June 2010. He previously served as Vice President of Corporate Development for Diabetes and Obesity from August 2008 to September 2009. Dr. Weyer has held leadership positions in Research, Clinical Development, Corporate Development, and Medical Affairs since joining Amylin in January 2001. Prior to joining us, Dr. Weyer was a Visiting Fellow with the National Institutes of Health, NIDDK, in Phoenix, AZ, from 1997-2000, where he conducted clinical research on the pathophysiology of obesity and type 2 diabetes in Pima Indians. He received his MD and clinical training at the Department of Metabolic Disorders, WHO Collaborating Center for Diabetes Treatment and Prevention, at the University of Düsseldorf, Germany. Dr. Weyer also holds a postdoctoral master's degree in advanced clinical research from the University of California, San Diego, and currently serves on the program's advisory board.

Item 1A. *Risk Factors*

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Except for the historical information contained herein or incorporated by reference, this annual report on Form 10-K and the information incorporated by reference contains forward-looking statements that involve risks and uncertainties. These statements include projections about our accounting and finances, plans and objectives for the future, future operating and economic performance and other statements regarding future performance. These statements are not guarantees of future performance or events. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to differences in our actual results include those discussed in the following section, as well as those discussed in Part II, Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this annual report on Form 10-K and in any other documents incorporated by reference into this report. You should consider carefully the following risk factors, together with all of the other information included or incorporated in this annual report on Form 10-K. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. There may be additional risks that we do not presently know of or that we currently believe are immaterial which could also impair our business and financial position.

We have a history of operating losses, anticipate future losses and may never become profitable.

We have experienced significant operating losses since our inception in 1987, including losses of $543.4 million in 2011, $152.3 million in 2010 and $186.3 million in 2009. As of December 31, 2011, we had an accumulated deficit of approximately $2.6 billion. The extent of our future losses and the timing of potential profitability are uncertain, and we may never achieve profitable operations. We have been engaged in discovering and developing drugs since inception, which has required, and will continue to require, significant research and development expenditures. Our three commercial products, BYDUREON, BYETTA and SYMLIN may not be as commercially successful as we expect and we may not succeed in commercializing any of our other drug candidates, including metreleptin to treat lipodystrophy, if approved. We may incur substantial operating losses for at least the next few years. These losses, among other things, have had and will have an adverse effect on our stockholders' equity and working capital. Even if we become profitable, we may not remain profitable.

We began selling, marketing and distributing our first two products, BYETTA and SYMLIN, in 2005, and our third product, BYDUREON, in 2011, and we will depend heavily on the success of those products in the marketplace.

Prior to the launch of BYETTA and SYMLIN in 2005, we had never sold or marketed our own products. Our ability to generate product revenue in the near term depends solely on the success of these products and BYDUREON, which received marketing authorization from the European Commission in June 2011 and FDA approval in January 2012. The ability of BYDUREON, BYETTA and SYMLIN to generate revenue at the levels we expect will depend on many factors, including the following:

- our ability to successfully launch BYDUREON in the United States;
- our ability to secure a new partner to assist in the development and commercialization of our exenatide franchise outside the United States;
- the ability of patients in the current uncertain economic climate to be able to afford our medications or obtain health care coverage that covers our products;
- acceptance of and ongoing satisfaction with these novel medicines in the United States and foreign markets by the medical community, patients receiving therapy and third party payers;
- a satisfactory efficacy and safety profile as demonstrated in a broad patient population;
- successfully expanding and sustaining manufacturing capacity to meet demand;
- safety concerns in the marketplace for diabetes therapies;
- the competitive landscape for approved and developing therapies that will compete with the products; and
- our ability to expand the indications for which we can market the products.

If we encounter safety issues with BYDUREON, BYETTA or SYMLIN or any other drugs we market or fail to comply with extensive continuing regulations enforced by domestic and foreign regulatory authorities, it could cause us to discontinue marketing those drugs, reduce our revenues and harm our ability to generate future revenues, which would negatively impact our financial position.

BYDUREON, BYETTA and SYMLIN, in addition to any other of our drug candidates that may be approved by the FDA, will be subject to continual review by the FDA, and we cannot assure you that newly discovered or developed safety issues will not arise. With the use of any of our marketed drugs by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Some patients taking BYETTA have reported developing pancreatitis. We are working to better understand the relationship between BYETTA and pancreatitis described in some spontaneously reported cases. In keeping with our focus on patient safety, we continue to pursue our drug safety program that includes thorough investigation of individual spontaneous case reports along with clinical and epidemiologic studies. Within the detection limits of an initial epidemiology study which we provided to the FDA, we have not observed an increased incidence of pancreatitis associated with BYETTA use compared to other treatments for diabetes and thus believe a definite causal relationship between BYETTA and pancreatitis has not been proved. In addition, since BYETTA was introduced, we have received other reports of adverse events, including rare reports of acute renal failure in patients using BYETTA, and in pre-clinical studies of BYDUREON, observations were made of C-cell tumors in animals. Although direct relationships have not been established, it may be difficult to rule out any particular direct relationship at any point in time for these or other reports of adverse events or observations that may be made. Any safety issues could cause us to suspend or cease marketing of our approved products, cause us to modify how we market our approved products, subject us to substantial liabilities, and adversely affect our revenues and financial condition.

Moreover, the marketing of our approved products will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including adverse event reporting requirements and the FDA's general prohibition against promoting products for unapproved uses. The manufacturing facilities for our approved products are also subject to continual review and periodic inspection and approval of manufacturing modifications. Manufacturing facilities that manufacture drug products for the United States market, whether they are located inside or outside the United States, are subject to biennial inspections by the FDA and must comply with the FDA's current good manufacturing practice, or cGMP, regulations. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.

The manufacturers of our products and drug candidates also are subject to numerous federal, state, local and foreign laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. In the future, our manufacturers may incur significant costs to comply with those laws and regulations, which could increase our manufacturing costs and reduce our ability to operate profitably.

We currently do not manufacture BYETTA and SYMLIN product, our bulk exenatide or pramlintide or our drug candidates and may not be able to obtain adequate supplies. This could cause delays, subject us to product shortages, or reduce product sales. If our BYDUREON manufacturing facility is damaged, rendered inoperable or does not comply with regulatory requirements, we may not be able to obtain an adequate supply of BYDUREON.

The manufacturing of sufficient quantities of newly-approved drug products and drug candidates is a time-consuming and complex process. We currently have no manufacturing capabilities for two of our three marketed drug products, BYETTA and SYMLIN. In order to successfully supply our products and continue to develop our drug candidates we rely on various third parties to provide the necessary manufacturing.

There are a limited number of manufacturers that operate under the FDA's cGMP regulations capable of manufacturing for us. In addition, there are a limited number of bulk drug substance suppliers, cartridge manufacturers and disposable pen manufacturers. If we are not able to arrange for and maintain third-party manufacturing on commercially reasonable terms, or we lose one of our sole source suppliers used for our existing products or for some components of our manufacturing processes for our products or drug candidates, we may not be able to market our products or complete development of our drug candidates on a timely basis, if at all.

Reliance on third-party suppliers limits our ability to control certain aspects of the manufacturing process and therefore exposes us to a variety of significant risks, including, but not limited to, risks to our ability to supply or commercialize our products or conduct clinical trials, risks of reliance on the third-party for regulatory compliance and quality assurance, third-party refusal to supply on a long-term basis, or at all, the possibility of breach of the manufacturing agreement by the third-party and the possibility of termination or non-renewal of the agreement by the third-party, based on its business priorities, at a time that is costly or inconvenient for us. In addition, reliance on single-source suppliers subjects us to the risk of price increases by these suppliers which could negatively impact our operating margins. If any of these risks occur, our product supply will be interrupted resulting in lost or delayed revenues and delayed clinical trials. Our reliance on third-party manufacturers for the production of our commercial products is described in more detail below.

Our Ohio manufacturing facility has been approved by the FDA and the EMA for manufacturing BYDUREON for commercial distribution in the United States and the European Union, respectively. In order to continue manufacturing BYDUREON for these two geographic locations, we must maintain these regulatory approvals. Further, in order to manufacture BYDUREON for commercialization in additional jurisdictions, we will need to gain regulatory approvals from such jurisdictions. We cannot assure you that we will be able to continue to successfully operate our manufacturing facility in accordance with FDA or EMA regulations or the regulations of any other geographic location. In addition, we are dependent on Alkermes to supply us with commercial quantities of the polymer required to manufacture BYDUREON. We also will need to obtain sufficient supplies of diluent, solvents, devices, packaging and other components necessary for commercial manufacture of BYDUREON. We are dependent upon Mallinckrodt and Lonza to manufacture our long-term commercial supply of bulk exenatide, the active ingredient in BYDUREON, and upon single suppliers to produce components for packaging BYDUREON.

Our Ohio facility is currently the only manufacturing capacity available to us for the production of BYDUREON. Equipment failures, natural disasters, power outages or other catastrophic events, such as a severe storm or fire, could cause interruptions or delays in our ability to manufacture BYDUREON. If we experience equipment failures, or our manufacturing facility is damaged by a natural disaster or other catastrophic event, or if severe weather conditions prevent us from delivering BYDUREON to meet market needs in a timely manner, our business, financial condition and operating results could be adversely impacted.

We rely on Bachem and Mallinckrodt to manufacture our long-term commercial supply of bulk exenatide, the active ingredient in BYETTA. In addition, we rely on single-source manufacturers for some of our raw materials used by Bachem and Mallinckrodt to produce bulk exenatide. We also rely on Wockhardt and Baxter to manufacture the dosage form of BYETTA in cartridges. We are further dependent upon Lilly to supply pens for delivery of BYETTA in cartridges.

We rely on Bachem and Lonza to manufacture our commercial supply of bulk pramlintide acetate, the active ingredient contained in SYMLIN. We rely on Wockhardt for the dosage form of SYMLIN in cartridges and Ypsomed AG to manufacture the components for the SYMLIN disposable pen. We also rely on Sharp Corporation for the assembly of the SYMLIN pen.

If any of our existing or future manufacturers cease to manufacture or are otherwise unable to timely deliver sufficient quantities of BYETTA or SYMLIN, in either bulk or dosage form, or other product components, including pens for the delivery of these products, it could disrupt our ability to market our products, subject us to product shortages, reduce product sales and/or reduce our profit margins. Any delay or disruption in the manufacturing of bulk product, the dosage form of our products or other product components, including pens for delivery of our products, could also harm our reputation in the medical and patient communities. In addition, we may need to engage additional manufacturers so that we will be able to continue our commercialization and development efforts for these products or drug candidates. The cost and time to establish these new manufacturing facilities would be substantial.

Our manufacturers have produced BYETTA and SYMLIN for commercial use for approximately seven years, however, unforeseeable risks related to environmental, economic, technical or other issues may be encountered as we, together with our manufacturers, continue to develop familiarity and experience with regard to manufacturing our products. Furthermore, we and the other manufacturers used for our drug candidates may not be able to produce supplies in commercial quantities if our drug candidates are approved. While we believe that business relations between us and our manufacturers are generally good, we cannot predict whether any of the manufacturers that we may use will meet our requirements for quality, quantity or timeliness for the manufacture of bulk exenatide or pramlintide acetate, dosage form of BYETTA or SYMLIN, or pens. Therefore, we may not be able to obtain necessary supplies of products with acceptable quality, on acceptable terms or in sufficient quantities, if at all. Our dependence on third parties for the manufacture of products may also reduce our gross profit margins and our ability to develop and deliver products in a timely manner.

We have a significant amount of indebtedness. We may not be able to make payments on our indebtedness, and we may incur additional indebtedness in the future, which could adversely affect our operations.

In June 2007, we issued $575 million of the 2007 Notes and in May 2011 we borrowed $165 million from Lilly under the Lilly Loan. Our ability to make payments on our debt, including the 2007 Notes and the Lilly Loan, will depend on our future operating performance and ability to generate cash and may also depend on our ability to obtain additional debt or equity financing. During three of the last five years, our operating cash flows were negative and insufficient to cover our fixed costs. We will need to use cash to pay principal and interest on our debt, thereby reducing the funds available to fund our research and development programs, strategic initiatives and working capital requirements. Our ability to generate sufficient operating cash flow and revenues to service our indebtedness and fund our operating requirements will depend on our ability, alone or with others, to successfully develop, manufacture, obtain required regulatory approvals for and market our drug products and candidates, as well as other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control. Our debt service increases our vulnerabilities to competitive pressures because many of our competitors are less leveraged than we are. If we are unable to generate sufficient operating cash flow and revenues to service our indebtedness and fund our operating requirements, we may be forced to reduce or defer our development programs, sell assets or seek additional debt or equity financing, which may not be available to us on satisfactory terms or at all. Our level of indebtedness may make us more vulnerable to economic or industry downturns. If we incur new indebtedness, the risks relating to our business and our ability to service our indebtedness and other financial obligations will intensify.

We have a substantial revenue sharing obligation payable to Lilly that is secured by certain of our assets. If we are unable to make payments on our revenue sharing obligation, our operations and financial position could be harmed.

In connection with the termination of our collaboration with Lilly in November 2011, we incurred a $1.2 billion revenue sharing obligation payable to Lilly, or the Revenue Sharing Obligation, and entered into a promissory note in favor of Lilly in the initial principal amount of $1.2 billion, secured by certain of our assets and certain assets of our subsidiaries. We also entered into a security agreement with Lilly pursuant to which we and our Ohio subsidiary granted to Lilly, as collateral to secure payment of principal, interest and certain expenses under the promissory note, a security interest in intellectual property relating to our exenatide products, United States regulatory approvals relating to our exenatide products, certain third party license agreements, certain deposit accounts into which counterparties of such license agreements are required to make payments, certain third party supply agreements, inventory and a supply agreement for BYDUREON between us and our Ohio subsidiary. Under the promissory note an event of default would occur if we fail to make payments under the Revenue Sharing Obligation, or upon certain other events as set forth in the promissory note. Upon the occurrence and during the continuance of an event of default, all outstanding amounts under the promissory note may be declared due and payable (and in the case of a bankruptcy event of default, such obligations will automatically become due and payable), and Lilly may exercise its rights with respect to the collateral under the security agreement. If Lilly successfully exercises its rights with respect to the collateral, Lilly will be able to, among other things, sell, lease, license or otherwise dispose of the collateral, enforce our rights in the intellectual property, license agreements and supply agreements relating to BYETTA and BYDUREON (including bringing intellectual property infringement actions against third parties and acquiring the rights to receive BYDUREON supply under an intercompany supply agreement between us and our Ohio subsidiary) and directly collect payments from counterparties of the license agreements that such counterparties would otherwise be required to pay to us. Any such successful exercise by Lilly of its rights with respect to the collateral could have a negative impact on our day-to-day operations, financial condition and operating results.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payers.

The continuing efforts of government, private health insurers and other third-party payers to contain or reduce the costs of health care through various means, including efforts to increase the amount of patient co-pay obligations, may limit our commercial opportunity. In the United States, the Federal government recently passed health care reform legislation. Many of the details regarding the implementation of this legislation have yet to be determined and implementation may ultimately adversely affect our business. Further, we expect that there will continue to be a number of federal and state proposals to implement government control over the pricing of prescription pharmaceuticals. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the rate of adoption and pricing of pharmaceutical products.

Significant uncertainty exists as to the reimbursement status of health care products. Third-party payers, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payers increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for BYDUREON, BYETTA and/or SYMLIN or any other products we discover and develop. If government and other third-party payers do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced.

Competition in the biotechnology and pharmaceutical industries may result in competing products, superior marketing of other products and lower revenues or profits for us.

There are many companies that are seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders. Our competitors include multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. A number of our largest competitors, including AstraZeneca, Bristol-Myers Squibb, GlaxoSmithKline, Lilly, Merck & Co., Novartis, Novo Nordisk, Pfizer, Sanofi-Aventis, Roche and Takeda, are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting. For example, in 2010, Novo Nordisk obtained approval of and commercially launched a GLP-1 receptor agonist to treat type 2 diabetes. In addition, Lilly is developing a GLP-1 receptor agonist to treat type 2 diabetes and has announced a global alliance with Boehringer Ingelheim to jointly develop and commercialize a portfolio of diabetes compounds which Lilly has announced includes a SGLT-2 inhibitor and a DPP-IV inhibitor that has been approved by the FDA and the European Commission. These products all compete for patients in the diabetes space. It is possible that the number of companies seeking to develop products and therapies for the treatment of diabetes, obesity and other metabolic disorders will increase.

Many of our competitors have substantially greater financial, technical, sales force, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical studies of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for competing and possibly superior products. Furthermore, now that we have received FDA approval for BYDUREON, BYETTA and SYMLIN, we may also be competing against other companies with respect to our manufacturing and product distribution efficiency and sales and marketing capabilities, areas in which we have limited experience as an organization.

Our target patient population for BYETTA includes people with type 2 diabetes who have not achieved adequate glycemic control with diet and exercise or by using metformin, sulfonylurea and/or a TZD, three common oral therapies for type 2 diabetes, and insulin glargine. Our target population for BYDUREON includes people with type 2 diabetes who have not achieved adequate glycemic control with diet and exercise and our target population for SYMLIN includes people with either type 2 or type 1 diabetes whose therapy includes multiple mealtime insulin injections per day. Other products are currently in development or exist in the market that may compete directly with the products that we are developing or marketing. Various other products are available or in development to treat type 2 diabetes, including, for example:

- sulfonylureas;
- metformin;
- insulins, including injectable and inhaled versions;
- TZDs and other PPAR or non-PPAR insulin sensitizers;
- glinides;
- DPP-IV inhibitors;
- incretin/GLP-1 receptor agonists;
- alpha-glucosidase inhibitors; and
- sodium-glucose transporter-2 (SGLT-2) inhibitors.

In addition, several companies are developing various approaches, including alternative delivery methods, to improve treatments for type 1 and type 2 diabetes. We cannot predict whether our products will have sufficient advantages to cause health care professionals to adopt them over other products or that our products will offer an economically feasible alternative to other products. Our products could become obsolete before we recover expenses incurred in developing these products.

Our business has a substantial risk of product liability claims, and insurance may not be adequate to cover these claims.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. As of December 31, 2011, we were involved in approximately 114 separate product liability cases, certain of which cases have been brought by individuals who allege they have used BYETTA and generally seek compensatory and punitive damages for alleged injuries, consisting primarily of pancreatitis and, in some cases, alleged wrongful death. We have also been notified of other claims of individuals who have not filed suit. We currently have limited product liability insurance coverage for existing claims and any future related claims and we expect to be largely self-insured for any future product liability risks that are not covered by existing insurance. Product liability claims could result in the imposition of substantial defense costs and liability on us, a recall of products, or a change in the indications for which they may be used. We cannot assure you that our insurance will provide adequate coverage against potential liabilities.

Delays in the conduct or completion of our clinical trials, the analysis of the data from our clinical trials or our manufacturing scale-up activities may result in delays in our planned filings for regulatory approvals of our products or delays in completion of post-marketing studies and requirements, and may adversely affect our ability to enter into new collaborative arrangements.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical studies that will cause us to delay or suspend our ongoing and planned clinical studies, delay the analysis of data from our completed or ongoing clinical studies or perform additional clinical studies prior to receiving necessary regulatory approvals. We also cannot predict whether we will encounter delays or an inability to create manufacturing processes for drug candidates that allow us to produce drug product in sufficient quantities to be economical, otherwise known as manufacturing scale-up.

If the results of our ongoing or planned clinical studies for our drug candidates are not available when we expect or if we encounter any delay in the analysis of data from our clinical studies or if we encounter delays in our ability to scale-up our manufacturing processes:

- we may be unable to complete our development programs;
- we may have to delay or terminate our planned filings for regulatory approval;
- we may encounter delays in the completion of post-marketing requirements for our products;
- we may not have the financial resources to continue research and development of any of our drug candidates; and
- we may not be able to enter into, if we chose to do so, any additional collaborative arrangements.

Any of the following could delay the completion of our ongoing and planned clinical studies:

- ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;
- delays in enrolling volunteers;
- lower than anticipated retention rate of volunteers in a clinical trial;
- negative results of clinical studies;
- insufficient supply or deficient quality of drug candidate materials or other materials necessary for the performance of clinical trials;
- our inability to reach agreement with any future collaboration partner(s) regarding the scope, design, conduct or costs of clinical trials outside the United States with respect to BYETTA, BYDUREON or an exenatide suspension formulation; or
- serious side effects experienced by study participants relating to a drug candidate, or other clinical trial observations that may pose a potential safety concern.

We and Lilly terminated our exenatide development and commercialization collaboration in late 2011 whereupon we became solely responsible for the development and commercialization of our exenatide products within the United States. Accordingly, Lilly no longer shares exenatide development or commercialization costs and Lilly's sales force is no longer available for commercializing our exenatide products within the United States. We cannot assure you that our exenatide development and commercial efforts will produce the results we expect.

In November 2011, we and Lilly terminated our 10-year collaboration under which Lilly assisted us in the development, production and commercialization of our exenatide products and shared certain exenatide development, production and commercialization costs. Further, a significant number of Lilly's sales representatives were available for commercializing our exenatide products within the United States. As a result of the termination of our collaboration, we are now solely responsible for developing and commercializing exenatide within the United States. In addition, we will be responsible for many of the functions previously performed by Lilly during the course of our collaboration which we are in the process of transitioning from Lilly to us. While we believe we have an effective transition plan in place for assuming these responsibilities, our exenatide development, production and commercialization efforts may be impaired without the assistance or financial support of a collaboration partner. We cannot assure you that our efforts to transition Lilly's collaboration responsibilities will proceed according to plan. In addition, we have retained a contract sales force to extend the reach of our sales and marketing organization in order to maintain a comparable level of coverage previously provided by the Lilly field force. Although the new sales organization consists of sales professionals with experience in the pharmaceutical industry, including many with experience selling diabetes products, we cannot assure you that their sales efforts will be effective or produce the results we expect.

We are substantially dependent on our arrangement with Lilly and will be substantially dependent on any future exenatide collaboration partner(s) for the development and commercialization of our exenatide products outside the United States. We are also dependent and Alkermes' technology for the production of BYDUREON.

Upon termination of our collaboration with Lilly, we entered into an arrangement with Lilly, who currently markets its own diabetes therapies and is developing additional diabetes drug candidates, to commercialize BYDUREON and BYETTA outside the United States through a transition period until December 31, 2013 or at such later date if (i) mutually agreed by us and Lilly in the event such transition has not occurred by December 31, 2013 or (ii) in certain circumstances as set forth in our transition agreement with Lilly. We entered into this short-term arrangement with Lilly and currently seek to secure a new exenatide partner outside the United States in order to:

- fund some of our research and development activities;
- assist us in seeking and obtaining regulatory approvals; and
- assist us in the successful commercialization of BYDUREON, BYETTA and any other future exenatide products.

In general, we cannot control the amount and timing of resources that any collaboration partner(s) may devote to our collaboration. If our partners fail to assist in the further development of our exenatide products or the commercialization of BYDUREON or BYETTA, or if our partner's efforts are not effective, our business may be negatively affected. In the near-term, we are relying on Lilly, and will continue to rely on any future exenatide collaboration partner, to obtain regulatory approvals for and successfully commercialize BYETTA and BYDUREON outside the United States. Although we are currently in discussions with a number of potential partners, we cannot be certain that we will be able to secure a partner to develop and commercialize our exenatide products outside the United States on terms acceptable to us, or at all.

Our collaborations may not continue or result in additional successfully commercialized drugs. If any of our partners ceased funding and/or developing and commercializing BYETTA or BYDUREON, we would have to seek additional sources for funding and may have to delay, reduce or eliminate one or more of our commercialization and development programs for these products. If any of our partners do not successfully commercialize BYETTA or BYDUREON outside the United States, we may receive limited or no revenues from them. In addition, we are dependent on Alkermes' technology for manufacturing BYDUREON. If Alkermes' technology does not continue to effectively deliver exenatide in a sustained release formulation, or Alkermes does not devote sufficient resources to the collaboration, our efforts to produce sustained release formulations of exenatide could be curtailed.

If our patents are determined to be unenforceable or if we are unable to obtain new patents based on current patent applications or for future inventions, we may not be able to prevent others from using our intellectual property. If we are unable to obtain licenses to third party patent rights for required technologies, we could be adversely affected.

We own or hold exclusive rights to many issued United States patents and pending United States patent applications related to the development and commercialization of exenatide, including BYETTA and BYDUREON, SYMLIN and our other drug candidates. These patents and applications cover composition-of-matter, medical indications, methods of use, formulations and other inventive results. We have issued and pending applications for formulations of BYETTA and BYDUREON, but we do not have a composition-of-matter patent covering exenatide. We also own or hold exclusive rights to various foreign patent applications that correspond to issued United States patents or pending United States patent applications.

Our success will depend in part on our ability to obtain patent protection for our products and drug candidates and technologies both in the United States and other countries. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Alternatively, a third party may successfully challenge or circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. For example, our SYMLIN, BYETTA and BYDUREON products are subject to the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the "Hatch-Waxman Act," which provides data exclusivity for a certain period of time. Under the Hatch-Waxman Act, the data exclusivity period for SYMLIN and BYETTA expired in 2009 such that generic manufacturers can now file Abbreviated New Drug Applications, or ANDAs, requesting the FDA's approval of generic versions of previously-approved products. If an ANDA is filed for one of our approved products prior to expiration of the patents covering those products, it could result in our initiating patent infringement litigation to enforce our rights. We can provide no assurances that we would prevail in such an action or in any challenge related to our patent rights.

In addition, because patent applications in the United States are maintained, in general, in secrecy for 18 months after the filing of the applications, and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be sure that the inventors of subject matter covered by our patents and patent applications were the first to invent or the first to file patent applications for these inventions. Third parties have filed, and in the future are likely to file, patent applications on inventions similar to ours. From time-to-time we have participated in, and in the future are likely to participate in, interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in a loss of our patent position. We have also participated in, and in the future are likely to participate in, opposition proceedings against our patents in other jurisdictions, such as Europe and Australia. Furthermore, we may not have identified all United States and foreign patents that pose a risk of infringement.

We also rely upon licensing opportunities for some of our technologies. We cannot be certain that we will not lose our rights to certain patented technologies under existing licenses or that we will be able to obtain a license to any required third-party technology. If we lose our licensed technology rights or if we are not able to obtain a required license, we could be adversely affected.

We may be unable to obtain regulatory clearance and pricing approval to market our drug candidates in the United States or foreign countries on a timely basis, or at all.

Our drug candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time-consuming, uncertain and subject to unanticipated delays. Regulatory authorities may refuse to approve an application for approval of a drug candidate, such as metreleptin for the treatment of lipodystrophy, if they believe that applicable regulatory criteria are not satisfied. Regulatory authorities may also require additional testing for safety and efficacy. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution, and expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Further, even if approval is granted, there can be no assurance that the regulatory authority will grant pricing approval for the drug. Unexpected changes to the FDA or foreign regulatory approval process could also delay or prevent the approval of our drug candidates.

The data collected from clinical trials may not be sufficient to support approval of our drug candidates or additional or expanded indications by the FDA or any foreign regulatory authorities. Biotechnology stock prices have declined significantly in certain instances where companies have failed to meet expectations with respect to FDA approval or the timing for FDA approval. If the FDA's or any foreign regulatory authority's response is delayed or not favorable for any of our drug candidates our stock price could decline significantly.

Moreover, manufacturing facilities operated by us or by the third-party manufacturers with whom we may contract to manufacture our unapproved drug candidates may not pass an FDA or other regulatory authority inspections. Any corrective actions we may need to take as a result of regulatory inspections could cause us or any of our business partners to delay marketing these drug candidates.

Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our drug candidates, the FDA and foreign regulatory authorities may not ultimately approve our drug candidates for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues may be limited, our manufacturing facility could become impaired, and our business will be adversely affected.

Litigation regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties and preventing others from infringing our patents. Challenges by pharmaceutical companies against the patents of competitors are common. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. As a result, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Third parties may challenge, in courts or through patent office proceedings, or infringe upon, existing or future patents. In the event that a third party challenges a patent, a court or patent office may invalidate the patent or determine that the patent is not enforceable. Proceedings involving our patents or patent applications or those of others could result in adverse decisions about:

- the patentability of our inventions, products and drug candidates; and/or
- the enforceability, validity or scope of protection offered by our patents.

The manufacture, use or sale of any of our products or drug candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to successfully defend an infringement action or have infringing patents declared invalid, we may:

- incur substantial monetary damages;
- encounter significant delays in bringing our drug candidates to market; and/or
- be precluded from participating in the manufacture, use or sale of our products or drug candidates or methods of treatment requiring licenses.

We are subject to "fraud and abuse" and similar laws and regulations, and a failure to comply with such regulations or prevail in any litigation related to noncompliance could harm our business.

We are subject to various health care "fraud and abuse" laws, such as the Federal False Claims Act, the federal anti-kickback statute and other state and federal laws and regulations. Pharmaceutical companies have faced lawsuits and investigations pertaining to violations of these laws and regulations. We cannot guarantee that measures that we have taken to prevent such violations, including our corporate compliance program, will protect us from future violations, lawsuits or investigations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our financial results will fluctuate, and these fluctuations may cause our stock price to fall.

Forecasting our future revenues is difficult, especially since we launched our first products, BYETTA and SYMLIN, in 2005 and recently launched a third product, BYDUREON, for commercial sale in the United States in early 2012. The level of market acceptance of these novel products may change rapidly. In addition, our customer base is highly concentrated with four customers accounting for most of our net product sales. Fluctuations in the buying patterns of these customers, which may result from seasonality, wholesaler buying decisions or other factors outside of our control, could significantly affect the level of our net sales on a period to period basis. As a result, it is reasonably likely that our financial results will fluctuate to an extent that may not meet with market expectations and that also may adversely affect our stock price. There are a number of other factors that could cause our financial results to fluctuate unexpectedly, including:

- product sales;
- cost of product sales;
- achievement and timing of research and development milestones;
- collaboration revenues;
- cost and timing of clinical trials, regulatory approvals and product launches;
- marketing and other expenses;
- manufacturing or supply issues; and
- potential acquisitions of businesses and technologies and our ability to successfully integrate any such acquisitions into our existing business.

We may require additional financing in the future, which may not be available to us on favorable terms, or at all.

We intend to use our available cash for:

- Commercialization of BYDUREON, BYETTA and SYMLIN, including activities associated with the commercial launch of BYDUREON in 2012;
- Satisfaction of our financial obligations to Lilly, including a $1.2 billion revenue sharing obligation;
- Establishment of additional manufacturing sources and maintenance of our Ohio manufacturing facility;
- Development of our pipeline candidates;
- Our other research and development activities;
- Other operating expenses;
- Potential acquisitions or investments in complementary technologies or businesses; and
- Other general corporate purposes.

We may also be required to use our cash to pay principal and interest on outstanding debt, including $575 million in outstanding principal amount of convertible senior notes due in 2014, referred to as the 2007 Notes, and $165 million of an unsecured loan from Lilly that is due in 2016, referred to as the Lilly Loan.

If we require additional financing in the future, we cannot assure you that it will be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our debt and equity securities offerings, there can be no assurance that we will be able to so in the future, especially given the current adverse economic and credit conditions.

Our investments in marketable debt securities are subject to credit and market risks that may adversely affect their fair value.

We maintain a portfolio of investments in marketable debt securities which are recorded at fair value. Although we have established investment guidelines relative to diversification and maturity with the objective of maintaining safety of principal and liquidity, credit rating agencies may reduce the credit rating of our individual holdings which could adversely affect their value. Lower credit quality and other market events, such as increases in interest rates, and further deterioration in the credit markets may have an adverse effect on the fair value of our investment holdings and cash position.

Our ability to enter into and maintain third-party relationships is important to our successful development and commercialization of BYDUREON, BYETTA, SYMLIN and our other drug candidates and to our potential profitability.

We have entered into an agreement with a contract sales force to expand the reach of our sales organization for marketing BYDUREON, BYETTA and SYMLIN within the United States. If we are successful in our efforts to secure one or more collaboration partners to develop and commercialize our exenatide products outside the United States, we will be substantially dependent on these partners for such activities relating to BYDUREON and BYETTA, and any other sustained-release formulations of exenatide, if approved. We believe that we will likely need to enter into marketing and distribution arrangements with third parties for, or find a corporate partner who can provide support for, the development and commercialization of SYMLIN or our other drug candidates outside the United States. We may also enter into arrangements with third parties for the commercialization of our other drug candidates within the United States.

We may not be able to enter into marketing and distribution arrangements or find a corporate partner for SYMLIN or our other drug candidates as we deem necessary. If we are not able to enter into a marketing or distribution arrangement or find a corporate partner who can provide support for commercialization of our drug candidates as we deem necessary, we may not be able to successfully perform these marketing or distribution activities. Moreover, any new marketer or distributor or corporate partner for our drug candidates with whom we choose to contract may not establish adequate sales and distribution capabilities or gain market acceptance for our products, if any.

We may be required to redeem our convertible senior notes upon a designated event.

Holders of the 2007 Notes may require us to redeem all or any portion of their notes upon the occurrence of certain designated events which generally involve a change in control of our company. We may not have sufficient cash funds to redeem the 2007 Notes upon a designated event. If we are prohibited from redeeming the 2007 Notes, we could seek consent from our lenders to redeem the 2007 Notes. If we are unable to obtain their consent, we could attempt to refinance the 2007 Notes. If we were unable to obtain a consent or refinance, we would be prohibited from redeeming the 2007 Notes. If we were unable to redeem the 2007 Notes upon a designated event, it would result in an event of default under the indentures governing the 2007 Notes. An event of default under the indentures could result in a further event of default under our other then-existing debt. In addition, the occurrence of a designated event may be an event of default under our other debt.

If our research and development programs fail to result in additional drug candidates, the growth of our business could be impaired.

Certain of our research and development programs for drug candidates are at an early stage and will require significant research, development, preclinical and clinical testing, manufacturing scale-up activities, regulatory approval and/or commitments of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional drug candidates that could generate additional revenues for us.

Our future success depends on our chief executive officer, and other key executives and our ability to attract, retain and motivate qualified personnel.

We are highly dependent on our chief executive officer, and the other principal members of our executive and scientific teams. The unexpected loss of the services of any of these persons might impede the achievement of our research, development and commercialization objectives. Recruiting and retaining qualified sales, marketing, regulatory, manufacturing, scientific and other personnel and consultants will also be critical to our success. We may not be able to attract and retain these personnel and consultants on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies. We do not maintain "key person" insurance on any of our employees.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, manufacturers, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our research and development activities and planned manufacturing activities involve the use of hazardous materials, which subject us to regulation, related costs and delays and potential liabilities.

Our research and development and our planned manufacturing activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our research and development safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In addition, as part of the development of our planned manufacturing activities, we will need to develop additional safety procedures for the handling and disposing of hazardous materials. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate any of these laws or regulations.

We are exposed to potential risks from legislation requiring companies to evaluate internal control over financial reporting.

The Sarbanes-Oxley Act requires that we report annually on the effectiveness of our internal control over financial reporting. Among other things, we must perform systems and processes evaluation and testing. We must also conduct an assessment of our internal control to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with our Section 404 compliance efforts, we have incurred or expended, and expect to continue to incur or expend, substantial accounting and other expenses and significant management time and resources. We have implemented certain remediation activities resulting from our ongoing assessment of internal control over financial reporting. Our future assessment, or the future assessments by our independent registered public accounting firm, may reveal material weaknesses in our internal control. If material weaknesses are identified in the future we would be required to conclude that our internal control over financial reporting is ineffective and we could be subject to sanctions or investigations by the Securities and Exchange Commission, the NASDAQ Stock Market or other regulatory authorities, which would require additional financial and management resources and could adversely affect the market price of our common stock.

We have implemented anti-takeover provisions that could discourage or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and as a result our management may become entrenched and hard to replace.

Provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

- allowing our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;
- allowing our board of directors to issue, without stockholder approval, up to 5.5 million shares of preferred stock with terms set by the board of directors;
- limiting the ability of holders of our outstanding common stock to call a special meeting of our stockholders; and
- preventing stockholders from taking actions by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

Each of these provisions, as well as selected provisions of Delaware law, could discourage potential takeover attempts, could adversely affect the trading price of our securities and could cause our management to become entrenched and hard to replace. In addition to provisions in our charter documents and under Delaware law, an acquisition of our company could be made more difficult by our employee benefits plans and our employee change in control severance plan, under which, in connection with a change in control and termination of employment, stock options and other equity grants held by our employees may become vested and our officers may receive severance benefits. We also have implemented a stockholder rights plan, also called a poison pill, which could make it uneconomical for a third party to acquire us on a hostile basis.

Our executive officers, directors and major stockholders control approximately 39% of our common stock.

As of December 31, 2011, executive officers, directors and holders of approximately 5% or more of our outstanding common stock, in the aggregate, owned or controlled approximately 39% of our outstanding common stock. As a result, these stockholders are able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Substantial future sales of our common stock by us or our existing stockholders or the conversion of our convertible senior notes to common stock could cause the trading price of our common stock to fall.

Sales by us or our existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the trading price of our common stock to drop. Likewise, the issuance of shares of common stock upon conversion of our convertible notes or redemption of our convertible notes upon a designated event, or upon additional convertible debt or equity financings or other share issuances by us, including shares issued in connection with potential future strategic alliances, could adversely affect the trading price of our common stock. Our convertible notes are currently convertible into a total of up to 9.4 million shares. In addition, the existence of these notes may encourage short selling of our common stock by market participants.

Significant volatility in the market price for our common stock could expose us to litigation risk.

The market prices for securities of biopharmaceutical and biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the quarterly operating performance of these biopharmaceutical and biotechnology companies. Since January 1, 2010, the high and low sales price of our common stock varied significantly, as shown in the following table:

	High	Low
Year ending December 31, 2012		
First Quarter (through February 16, 2012)	$18.35	$10.68
Year ending December 31, 2011		
Fourth Quarter	$12.23	$ 8.03
Third Quarter	$14.60	$ 9.12
Second Quarter	$14.28	$11.00
First Quarter	$16.65	$10.25
Year ending December 31, 2010		
Fourth Quarter	$21.95	$ 9.51
Third Quarter	$22.09	$17.81
Second Quarter	$24.21	$14.85
First Quarter	$23.93	$14.13

Given the uncertainty of our future funding, whether BYDUREON, BYETTA and SYMLIN will meet our expectations, and the regulatory approval of our other drug candidates, we may continue to experience volatility in our stock price for the foreseeable future. In addition, the following factors may significantly affect the market price of our common stock:

- our financial results and/or fluctuations in our financial results;
- our ability to satisfy our significant financial obligations to Lilly;
- safety issues with BYDUREON, BYETTA, SYMLIN or our product candidates;
- any requirement to restate financial results due to changing interpretation of the application of accounting principles that would have a significant effect on Amylin's reported results of operations and financial condition;
- progress or set-backs in our development programs, including clinical study results;
- determinations by regulatory authorities with respect to our drug candidates;
- developments in our relationships with current or future collaborative partners, including any partner for the development and commercialization of exenatide outside the United States;
- our ability to successfully execute our commercialization strategies;
- developments in our relationships with third-party manufacturers of our products and other parties who provide services to us;
- technological innovations or new commercial therapeutic products by us or our competitors;
- developments in patent or other proprietary rights; and
- governmental policy or regulation, including with respect to pricing and reimbursement.

Broad market and industry factors also may materially adversely affect the market price of our common stock, regardless of our actual operating performance. Periods of volatility in the market price of our common stock expose us to securities class-action litigation, and we may be the target of such litigation as a result of market price volatility in the future.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our primary administrative offices and research laboratories are located in San Diego, California. As of December 31, 2011, we had leases for approximately 576,000 square feet of office and laboratory space. Our leases on a majority of these properties expire between 2015 and 2019. We have also entered into an agreement for office space in Washington, D.C.

Our wholly-owned subsidiary, Amylin Ohio LLC, owns two buildings and 44.4 acres of land in West Chester, Ohio. The buildings, once built out for the manufacture of BYDUREON, will have approximately 565,000 square feet of manufacturing and office space.

Item 3. *Legal Proceedings*

From time to time in the ordinary course of business, we become involved in various lawsuits, claims and proceedings relating to the conduct of our business, including those pertaining to product liability, patent infringement and employment claims. As of December 31, 2011, we and Lilly were involved in approximately 114 separate product liability cases involving approximately 572 plaintiffs in various courts in the United States. Approximately 70 plaintiffs who previously filed cases have subsequently dismissed their cases or claims without prejudice. Certain of these cases have been brought by individuals who allege they have used BYETTA. They generally seek compensatory and punitive damages for alleged injuries, consisting primarily of pancreatitis and, in some cases, alleged wrongful death. Most of the cases are pending in California state court, where the Judicial Council has granted our petition for a "coordinated proceeding" for all California state court cases alleging harm allegedly as a result of BYETTA use. We also have received notice from plaintiff's counsel of additional claims by individuals who have not filed suit. While we cannot reasonably predict the outcome of any lawsuit, claim or proceeding, we and Lilly intend to vigorously defend these matters. However, if we are unsuccessful in our defense, these matters could result in a material adverse impact to our financial position and results of operations.

Lilly Lawsuit

On May 13, 2011, we filed a lawsuit against Lilly in the United States District Court for the Southern District of California titled Amylin Pharmaceuticals, Inc. v. Eli Lilly & Company (Case No. 11CV1061 JLS (NLS)) alleging, among other things, that Lilly was engaging in anticompetitive activity and breaching its strategic alliance agreements with us to maximize commercialization of exenatide. In our complaint we alleged that Lilly was engaging in improper, unlawful and anticompetitive conduct in the implementation of its global alliance agreement with Boehringer Ingelheim GmbH, or BI, to jointly develop and commercialize BI's linagliptin product. In the lawsuit, we sought permanent injunctive relief to prevent Lilly from continuing to use the same sales force to sell both exenatide and BI's competitive linagliptin. We also sought, among other things, compensatory, punitive and exemplary damages and that Lilly's actions be adjudged to be (i) in violation of federal and state antitrust and unfair competition laws, (ii) in breach of our strategic alliance agreements with Lilly and (iii) in breach of the covenant of good faith and fair dealing under such strategic alliance agreements.

On November 7, 2011, we entered into a Settlement and Termination Agreement with Lilly which provided for the termination of our collaboration agreement with Lilly and the full and final settlement and resolution of certain outstanding claims by us against Lilly. Under the agreement, we and Lilly have each agreed to dismiss or withdraw all claims in the litigation, with prejudice, with each party bearing its own attorneys' fees and costs. Each party granted the other party and its agents, employees, collaborators and other similar related parties a release with respect to all claims arising out of, or substantially similar to, the claims asserted in the litigation, the conduct complained of in legal papers leading up to the litigation, the party's participation in the collaboration or any contractual duty under the collaboration agreement, the use of confidential information, and the research, manufacture, development, marketing and sale of the releasing party's other products. The parties have also entered into covenants not to sue each other based on the released claims, subject to the right to defend against any action by released parties on such claims.

PART II

Item 4. ***Mine Safety Disclosures.***

Not applicable.

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on The NASDAQ Global Market under the symbol "AMLN." The following table sets forth, for the periods indicated, the reported high and low sales price per share of our common stock on The NASDAQ Global Market:

	High	Low
Year Ended December 31, 2011		
Fourth Quarter	$12.23	$ 8.03
Third Quarter	$14.60	$ 9.12
Second Quarter	$14.28	$11.00
First Quarter	$16.65	$10.25
Year ending December 31, 2010		
Fourth Quarter	$21.95	$ 9.51
Third Quarter	$22.09	$17.81
Second Quarter	$24.21	$14.85
First Quarter	$23.93	$14.13

The last reported sale price of our common stock on The NASDAQ Global Market on February 16, 2012 was $18.07. As of February 16, 2012, there were approximately 549 shareholders of record of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding operations and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

For information concerning prior stockholder approval of and other matters relating to our equity incentive plans, see "Equity Compensation Plan Information" under Item 12 in this annual report on Form 10-K.

PERFORMANCE MEASUREMENT COMPARISON

The material in this section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The following graph compares total stockholder returns of Amylin for the past five years to two indices: the NASDAQ Composite Total Return Index, or the NASDAQ-Composite, and the NASDAQ Pharmaceutical Index, or the NASDAQ-Pharmaceutical. The total return for our common stock and for each index assumes the reinvestment of dividends, although dividends have never been declared on our common stock, and is based on the returns of the component companies weighted according to their capitalizations as of the end of each monthly period. The NASDAQ-Composite tracks the aggregate price performance of equity securities of companies traded on the NASDAQ National Market. The NASDAQ- Pharmaceutical tracks the aggregate price performance of equity securities of pharmaceutical companies traded on the NASDAQ National Market.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Amylin Pharmaceuticals, Inc., The NASDAQ Composite Index


$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Amylin Pharmaceuticals, Inc.
NASDAQ Composite
NASDAQ Pharmaceutical
*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/06	12/07	12/08	12/09	12/10	12/11
Amylin Pharmaceuticals, Inc.	100.00	102.58	30.08	39.34	40.78	31.55
NASDAQ Composite	100.00	110.26	65.65	95.19	112.10	110.81
NASDAQ Pharmaceutical	100.00	90.99	84.71	95.64	100.10	110.44

Item 6. *Selected Financial Data*

Please read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this annual report on Form 10-K.

	Years Ended December 31				
	2011	2010	2009	2008	2007
	(in thousands, except for per share amounts)				
Consolidated Statements of Operations Data:					
Net product sales	$ 621,570	$ 651,113	$ 753,993	$ 765,342	$ 701,450
Revenues under collaborative agreements	29,108	17,700	4,426	4,286	19,286
Total revenues	650,678	668,813	758,419	769,628	720,736
Costs and expenses:					
Cost of goods sold	48,376	61,687	82,999	91,596	65,457
Selling, general and administrative(1)	271,224	276,879	330,486	380,294	376,064
Research and development(1)	161,215	183,083	198,440	237,432	231,257
Collaborative profit-sharing	222,545	257,127	302,861	302,600	290,934
Net costs associated with reacquisition of economic interest in exenatide products(2)	431,587	—	—	—	—
Restructuring	7,190	16,780	16,980	54,926	—
Total costs and expenses	1,142,137	795,556	931,766	1,066,848	963,712
Interest and other (expense) income, net	(51,940)	(25,372)	(11,532)	(9,778)	26,490
Loss on impairment of investments	—	(198)	(1,377)	(14,943)	—
Net loss	(543,399)	(152,313)	(186,256)	(321,941)	(216,486)
Net loss per share—basic and diluted	$ (3.73)	$ (1.06)	$ (1.32)	$ (2.35)	$ (1.63)
Shares used in calculating net loss per share—basic and diluted	145,730	143,525	140,702	137,006	132,621
Consolidated Balance Sheets Data:					
Cash, cash equivalents and short-term investments	$ 204,065	$ 442,663	$ 667,769	$ 816,838	$ 1,130,415
Working capital	$ 125,173	$ 274,800	$ 541,313	$ 722,290	$ 1,049,024
Total assets	$ 1,870,199	$ 1,531,429	$ 1,726,419	$ 1,727,053	$ 1,774,430
Long-term obligations, excluding current portion	$ 1,712,927	$ 786,351	$ 938,516	$ 893,998	$ 759,388
Accumulated deficit	$(2,643,579)	$(2,100,180)	$(1,947,867)	$(1,761,611)	$(1,439,670)
Total stockholders' equity (deficit)	$ (138,745)	$ 343,483	$ 422,534	$ 519,277	$ 727,757

(1) The selected financial data presented herein have been revised to conform to the current presentation. Specifically, certain administrative costs are now being allocated to research and development expense.

(2) The net costs associated with the reacquisition of the economic interest in exenatide products relates to the November 7, 2011 Termination Agreement with Lilly. See Note 2 in the accompanying Consolidated Financial Statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a biopharmaceutical company committed to improving the lives of people with diabetes and other metabolic diseases through the discovery, development and commercialization of innovative medicines. We are marketing two first-in-class medicines to treat diabetes, BYETTA® (exenatide) injection and SYMLIN® (pramlintide acetate) injection. We are also marketing the first and only once-weekly diabetes treatment, BYDUREON™ (exenatide extended-release for injectable suspension). BYDUREON is an extended-release medication for type 2 diabetes that provides continuous glycemic control in a once-weekly dose.

In 2011 and early 2012, we executed on key initiatives for the company, including:

- Obtaining approval for BYDUREON in the United States in January 2012 and the European Union in June 2011. BYDUREON is currently approved by regulatory authorities in 33 countries and is being marketed in 12 countries worldwide in which we have also received pricing and reimbursement decisions;

- Regaining 100% of the global rights to develop and commercialize our exenatide franchise, including BYDUREON and BYETTA, from Eli Lilly and Company and entering into discussions with potential new partners with global capabilities to develop and commercialize exenatide outside the United States;
- Obtaining approval in the United States of BYETTA for use with insulin glargine. BYETTA is currently the only short-acting glucagon-like peptide-1, or GLP-1, receptor agonist approved in the United States for use as an add-on therapy to insulin glargine in patients with type 2 diabetes; and
- Continuing to operate our business on an operating cash flow positive basis since the beginning of 2010.

In 2012, we will continue our BYDUREON launch efforts and will work toward securing a development and commercialization partner with global capabilities for our exenatide franchise. We also plan to advance our metreleptin program for the treatment of lipodystophy, a very rare metabolic condition, and to advance our once-weekly and once-monthly exenatide suspension programs. We will continue our efforts to develop and obtain approval for the BYDUREON pen with the goal of making the BYDUREON pen delivery system available to patients in late 2012 or early 2013. In the near term, we will also focus on maximizing the financial contributions from BYETTA and SYMLIN and continue to operate our business with financial discipline.

BYDUREON is the first and only once-weekly diabetes treatment approved for use in the United States and European Union and other parts of the world. It is in a class of compounds called GLP-1 receptor agonists and is indicated for use in the United States as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes. BYDUREON combines exenatide, the active ingredient in BYETTA, with proprietary technology developed by us and our partner, Alkermes, Inc., or Alkermes, to provide a sustained release delivery of exenatide. The combination of potency and the glucose-dependent mechanism of action inherent in exenatide makes it well suited for use as a once weekly formulation. Common side effects with BYDUREON include nausea, which most commonly happens when first starting BYDUREON but may become less prevalent over time, headache, itching at the injection site and indigestion. BYDUREON is currently approved in 33 countries and has been launched in 12 countries worldwide, including the United States.

BYETTA is the first approved medicine in the GLP-1 receptor agonist class of compounds. It is approved as a first-line, stand-alone medication (monotherapy) along with diet and exercise to improve glycemic control in adults with type 2 diabetes. BYETTA is also approved as an adjunctive therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control by using metformin, a sulfonylurea and/or a thiazolidinedione, orTZD, three common oral therapies for type 2 diabetes. Further, the FDA recently approved an expanded use of BYETTA as an add-on for patients who have not achieved adequate glycemic control with insulin glargine. The type 2 diabetes treatment guidelines of the American Diabetes Association, or ADA, the European Association for the Study of Diabetes, or EASD, and the American Association of Clinical Endocrinologists, or AACE, include the GLP-1 receptor agonist class, which includes BYETTA, as a secondary treatment option for type 2 diabetes patients. By the end of 2011, BYETTA was approved in 87 countries and launched in approximately 80 countries worldwide. Net product sales of BYETTA were $517.7 million in 2011, $559.3 million in 2010 and $667.6 million in 2009.

We have an agreement with Eli Lilly and Company, or Lilly, that provides for the transition of development and commercialization of activities for exenatide outside the United States no later than December 31, 2013. We are currently in discussions with various companies with the goal of transitioning these exenatide responsibilities to one or more partners prior to such date.

SYMLIN is the first and only approved medicine in a class of compounds called amylinomimetics. We began selling SYMLIN in the United States in April 2005 as adjunctive therapy to mealtime insulin to treat diabetes. Other than insulin and insulin analogues, SYMLIN is the first FDA-approved medication addressing glucose control for patients with type 1 diabetes since the discovery of insulin approximately 90 years ago. We own 100% of the global rights to SYMLIN which had net product sales of $103.9 million in 2011, $91.8 million in 2010 and $86.4 million in 2009.

In January 2012, we created two separate commercial teams focused on two distinct aspects of our commercial portfolio. One commercial team is focused on the commercialization of our exenatide franchise while the other is focused on the commercialization of our products that target specialty and orphan diseases. The exenatide commercial team will consist of 650 diabetes sales specialists who will target those physicians that account for more than 60% of all branded diabetes prescriptions, including approximately 90% of all GLP-1 prescriptions.

The specialty and orphan disease commercial team consists of 65 diabetes sales specialists who will initially focus on the commercialization of SYMLIN by promoting SYMYLIN to those physicians who write mealtime insulin prescriptions. In the near term, the specialty and orphan commercial team will also be dedicated to establishing the short-acting GLP-1 market for BYETTA for use with insulin glargine and will provide the infrastructure for the launch of metreleptin if we are successful in our efforts to receive approval for metreleptin as a treatment for rare forms of lipodystrophy.

Settlement and Termination of Lilly Exenatide Collaboration

On November 7, 2011, we and Lilly entered into a Settlement and Termination Agreement, or the Termination Agreement, which provides for, among other things, the termination of the parties' Collaboration Agreement and the full and final settlement and resolution of certain outstanding claims asserted by us against Lilly in the lawsuit we filed in May 2011. Under the terms of the Termination Agreement, we obtained the exclusive right to develop and commercialize exenatide products in the United States. We also obtained exclusive rights to develop and commercialize exenatide globally outside the United States subject to a transition period in which Lilly will continue to have exclusive rights to commercialize exenatide products outside the United States until no later than December 31, 2013.

The Termination Agreement provides that either party may deliver a notice to the other party with respect to a particular country or countries, or an OUS Country, specifying an earlier transfer date for that country. Under the terms of the Termination Agreement, we are permitted to deliver a notice to transition an OUS Country at any time after (i) June 30, 2012 with respect to an OUS Country where Lilly has launched BYDUREON prior to March 31, 2012, or (ii) March 31, 2012 with respect to any other OUS Countries, provided that with respect to Europe, we may deliver a transition notice on or after April 1, 2012. Lilly is permitted to deliver a notice to transition an OUS Country any time on or after September 30, 2012. The transition of any OUS Country(ies) set forth in a notice will be effective 180 days after the notice date. After the transition of an OUS Country, we, or our designee, will have exclusive rights to commercialize exenatide products in that country. In the event the OUS transition does not occur by December 31, 2013, the agreement contains various provisions with respect to future rights and obligations of each party that extend beyond December 31, 2013.

Under the terms of the Termination Agreement, we paid Lilly an upfront payment of $250 million and have agreed to pay to Lilly a milestone payment of $150 million, payable upon approval by the FDA of a monthly exenatide suspension product. In addition, we will make quarterly payments to Lilly pursuant to a revenue sharing obligation (as described below), or the Revenue Sharing Obligation, based on sales of exenatide products and certain payments received by us from third parties.

We are required to make quarterly payments to Lilly equal to (i) 15% of net sales of exenatide products by us or any sales partners, subject to minimum guarantees in each of 2012 and 2013, and (ii) 20% of any consideration, including upfront or milestone payments, received by us from our sales partners for the grant to such sales partners of certain rights relating to exenatide products up to $1.2 billion, in the aggregate plus any interest that is accrued and compounded as follows. The Revenue Sharing Obligation will continue until the earliest to occur of (x) the date that we have paid to Lilly an amount equal to $1.2 billion, plus any interest that is accrued and compounded, (y) December 31, 2036, and (z) termination of the Revenue Sharing Obligation in accordance with the terms of the Termination Agreement. Interest will accrue on the outstanding balance of the Revenue Sharing Obligation at a rate of 2.295% quarterly. Interest will not be payable in cash, but will be added on the last day of each calendar quarter to the outstanding balance of the Revenue Sharing Obligation. We may delay payments on the Revenue Sharing Obligation for the first two quarters of 2012, however, interest will accrue and compound on any payments so delayed. Simultaneously with the execution of the Termination Agreement, we entered into a promissory note with Lilly in the initial principal amount of $1.2 billion, secured by certain of our assets and those of our subsidiaries and guaranteed by certain of our subsidiaries.

On November 7, 2011, in connection with executing the Termination Agreement, we and Lilly amended and restated our loan agreement pursuant to which Lilly previously made a $165 million unsecured loan to us. The amended and restated loan agreement extends the maturity date of our outstanding obligations made under the original loan agreement to June 30, 2016. We and Lilly also amended and restated our Exenatide Once Weekly Supply Agreement, pursuant to which we will supply commercial quantities of fixed-dose injection of exenatide administered once weekly (including related components) in accordance with a fixed pricing schedule to Lilly for sale in jurisdictions outside the United States until the transition of operations outside the United States to us as contemplated by the Termination Agreement. We and Lilly also amended our Device Development and Manufacturing Agreement pursuant to which Lilly will manufacture and supply to us a mechanical injection pen for daily use for sale in and outside the United States and a once weekly exenatide fixed-dose injectable in finished product form and all components and associated packaging for sale outside the United States in accordance with a fixed pricing schedule. These amended and restated supply agreements will expire no later than December 31, 2013. Amylin and Lilly are parties to a number of other agreements that have been entered into in connection with the Termination Agreement.

In October 2009, we entered into a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications. The agreement includes products to be developed from our pipeline and additional compounds from our and Takeda's obesity research programs. In August 2011, we and Takeda announced that we discontinued the development of pramlintide/metreleptin for the treatment of obesity and will continue to discuss the potential of other assets as candidates for the treatment of obesity and related indications under the terms of our collaboration agreement.

In December 2010, we submitted to the FDA the clinical and non-clinical sections of a rolling BLA for the use of metreleptin to treat diabetes and/or hypertriglyceridemia in pediatric and adult patients with inherited or acquired lipodystrophy. We plan to submit the chemistry, manufacturing and controls section of the BLA to the FDA in the first half of 2012. Because lipodystrophy affects a very small number of patients, estimated to be 1,000 patients in the United States and 3,000 patients world-wide, metreleptin for the treatment for lipodystrophy has received orphan drug designation by the FDA. Upon completion of the BLA submission, we plan to apply for fast-track and priority-review designation, which, if granted, could translate to a PDUFA action date by the end of 2012. We also plan to continue working with European regulatory agencies to gain orphan drug designation for metreleptin for the treatment for lipodystrophy in Europe.

We maintain a research and early development program focused on novel peptide and protein therapeutics. We have also entered into strategic alliances and business initiatives, including our strategic relationship with Biocon, Limited, or Biocon, to develop pharmaceutical products, including AC165198, which was developed from our phybrid technology platform. In collaboration with Biocon, we submitted an investigational new drug application, or IND, at the end of 2011 and commenced a phase 1 study for AC165198 in early 2012.

Since our inception in September 1987, we have devoted substantially all of our resources to our research and development programs and, more recently, to the commercialization of our products. All of our revenues prior to 2005 were derived from milestones and amortization of up-front payments under our exenatide collaboration agreement with Lilly, previous SYMLIN collaborative agreements, and previous co-promotion agreements. During 2005, we began to derive revenues from product sales of BYETTA and SYMLIN. At December 31, 2011, our accumulated deficit was approximately $2.6 billion.

At December 31, 2011, we had $204.1 million in cash, cash equivalents and short-term investments and $10.5 million of restricted cash. Although we have yet to consistently generate positive operating cash flows, we intend to continue to tightly manage our cash in 2012 while investing in working capital to support the launch of BYDUREON. Refer to the discussions under the headings "*Liquidity and Capital Resources*" below and "*Cautionary Factors That May Affect Future Results*" in Part I, Item 1A for further discussion regarding our anticipated future capital requirements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, stock-based compensation, inventory costs, research and development expenses and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see Note 1 to our consolidated financial statements on page F-6).

Revenue Recognition

We recognize revenue from the sale of our products, license fees and milestones as earned.

Net Product Sales

We sell BYETTA and SYMLIN primarily to wholesale distributors, who in turn, sell to retail pharmacies and government entities. Decisions made by these wholesalers and their customers regarding the levels of inventory they hold, and thus the amount of BYETTA and SYMLIN they purchase, may materially affect the level of our product sales in any particular period. We recognize revenue from the sale of our products when delivery has occurred, title has transferred to the customer, the selling price is fixed or determinable, collectability is reasonably assured and we have no further obligations. We record product sales net of allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts and prescription vouchers. We are required to make significant judgments and estimates in determining some of these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future.

Product Returns

We do not offer our wholesale customers a general right of return. However, we will accept returns of products that are damaged or defective when received by the wholesale customer or for any unopened product during the period beginning six months prior to and up to 12 months subsequent to its expiration date. Product returned is generally not resalable as our products require refrigeration. We refund the sales price for product returns in cash or credit to our customers. We estimate product returns based on our historical returns experience and record an allowance for estimated returns at the time of sale. Additionally, we consider several other factors in our estimation process including our internal sales forecasts, the expiration dates of product shipped and third party data to assist us in monitoring estimated channel inventory levels and prescription trends. Actual returns could exceed our historical experience and our estimates of expected future returns due to factors such as wholesaler and retailer stocking patterns and inventory levels and/or competitive changes. To date actual returns have not differed materially from our estimates.

Rebates and Wholesaler Chargebacks

Allowances for rebates include mandated discounts under the Medicaid Drug Rebate Program and contracted discounts with commercial payors. Rebates are amounts owed after the final dispensing of the product by a pharmacy to a benefit plan participant and are based upon contractual agreements or legal requirements with private sector and public sector (e.g. Medicaid) benefit providers. The allowance for rebates is based on contractual discount rates, expected utilization under each contract and our estimate of the amount of inventory in the distribution channel that will become subject to such rebates. Our estimates for expected utilization for rebates are based on historical rebate claims and to a lesser extent third party market research data. Rebates are generally invoiced and paid quarterly in arrears so that our accrual consists of an estimate of the amount expected to be incurred for the current quarter's activity, plus an accrual for prior quarters' unpaid rebates and an accrual for inventory in the distribution channel.

Wholesaler chargebacks are discounts that occur when contracted customers purchase directly from an intermediary wholesale purchaser. Contracted customers, which currently consist primarily of Federal government entities purchasing off the Federal Supply Schedule, generally purchase the product at its contracted price, plus a mark-up from the wholesaler. The wholesaler, in-turn, charges back to us the difference between the price initially paid by the wholesaler and the contracted price paid to the wholesaler by the customer. The allowance for wholesaler chargebacks is based on expected utilization of these programs and reported wholesaler inventory levels. Actual rebates and wholesaler chargebacks could exceed historical experience and our estimates of future participation in these programs. To date, actual rebate claims and wholesaler chargebacks have not differed materially from our estimates.

Wholesaler Discounts

Wholesaler discounts consist of prompt payment discounts and distribution service fees. We offer all of our wholesale customers a 2% prompt-pay discount within the first 30 days after the date of the invoice. Distribution service fees arise from contractual agreements with certain of our wholesale customers for distribution services they provide to us and are generally a fixed percentage of their purchases of our products in a given period. Prompt payment discounts and distribution service fees are recorded as a reduction to gross sales in the period the sales occur. The allowance for wholesaler discounts is based upon actual data of product sales to wholesale customers and not on estimates.

Prescription Vouchers

Prescription vouchers result in amounts owed to pharmacies that have redeemed vouchers for a free prescription. We provide prescription vouchers to physicians, who in turn distribute them to patients. Patients may redeem a voucher at a pharmacy for a free prescription. We reimburse the pharmacy for the price it paid the wholesaler for the medicine and record this reimbursement as a reduction to gross sales. The allowance for prescription vouchers is based on the number of unredeemed vouchers in circulation, and the estimated utilization rate. The estimated utilization rate is based on our historical utilization rates experience with prescription vouchers. The allowance for prescription vouchers could exceed historical experience and our estimates of future utilization rates. To date, actual prescription voucher utilization has not differed materially from our estimates.

Revenues Under Collaborative Agreements

Revenues under collaborative agreements consist of the amortization of product and technology license fees and milestone payments earned. Upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for substantive milestones are recognized upon achievement of the milestone. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets.

Valuation of Stock-Based Compensation

We account for stock-based compensation to employees in accordance with the fair value method of accounting for stock-based compensation arrangements which requires us to expense the estimated fair value of non-cash, stock-based payments to employees.

We estimate the fair value of stock-based payments to employees using the Black-Scholes-Merton model. This estimate is affected by our stock price as well as assumptions regarding a number of inputs that require us to make significant estimates and judgments. These inputs include the expected volatility of our stock price, the expected term of employee stock options, the risk-free interest rate, expected dividends and expected forfeiture rate.

We estimate volatility based upon the historical volatility of our common stock for a period corresponding to the expected term of our employee stock options and the implied volatility of market-traded options on our common stock with various maturities between six months and two years. The determination to use implied volatility in addition to historical volatility was based upon the availability of data related to actively traded options on our common stock and our assessment that the addition of implied volatility is more representative of future stock price trends than historical volatility alone.

The expected life of our employee stock options represents the weighted-average period of time that options granted are expected to be outstanding in consideration of historical exercise patterns and the assumption that all outstanding options will be exercised at the mid-point of the then current date and their maximum contractual term.

The risk-free interest rates are based on the yield curve of United States Treasury strip securities in effect at the time of grant for periods corresponding with the expected life of our employee stock options. We have never paid dividends and do not anticipate doing so for the foreseeable future. Accordingly, we have assumed no dividend yield for purposes of estimating the fair value of our stock-based payments to employees.

Stock-based compensation expense recognized is based on awards ultimately expected to vest, and therefore is reduced by expected forfeitures. We estimate forfeitures based upon historical forfeiture rates, and will adjust our estimate of forfeitures if actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative adjustment in the period of the change and will also impact the amount of stock-based compensation expense in future periods.

If factors underlying the above assumptions change in future periods, the associated estimated non-cash, stock-based compensation expense that we record may differ significantly from what we have recorded in the current period.

Research and Development Expenses

Research and development costs are expensed as incurred and include: salaries, benefits, bonus, stock-based compensation, license fees, milestone payments due under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead and facilities costs. Reimbursed research and development costs under collaborative arrangements are recorded as a reduction to research and development expenses and are recognized in the period in which the related costs are incurred. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. We accrue the costs of services rendered in connection with third-party contractor activities based on our estimate of management fees, site management and monitoring costs and data management costs. Differences between actual clinical trial costs from estimated clinical trial costs have historically not been material and are adjusted for in the period in which they become known.

Income Taxes

We have net deferred tax assets relating primarily to net operating loss carryforwards and research and development tax credit carryforwards. Subject to certain limitations, these deferred tax assets may be used to offset taxable income in future periods. Since we have been unprofitable since inception and the likelihood of future profitability is not assured, we have established a valuation allowance for most of these net deferred tax assets in our consolidated balance sheets at December 31, 2011 and 2010. If we determine that we are able to realize a portion or all of these deferred tax assets in the future, we will record an adjustment to increase their recorded value and a corresponding adjustment to increase income or additional paid in capital, as appropriate, in that same period.

We recognize the impact of a tax position in our financial statements only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. We provide estimates for unrecognized tax benefits which relate primarily to issues common among corporations in our industry. We apply a variety of methodologies in making these estimates which include advice from industry and subject experts, evaluation of public actions taken by the Internal Revenue Service and other taxing authorities, as well as our own industry experience. If our estimates are not representative of actual outcomes, our results could be materially impacted.

Inventories and Related Reserves

Inventories consist of raw materials, work-in-process and finished goods for SYMLIN and BYETTA and pre-approval inventories for BYDUREON. We maintain inventory reserves primarily for production failures and potential product expiration. The manufacturing processes for our products are complex. Deviations in the manufacturing process may result in production failures and additional inventory reserves. Obsolete inventory due to expiration may also result in additional inventory reserves. In estimating inventory obsolescence reserves, we analyze the shelf life, expiration dates and internal sales forecasts, each on a product-by-product basis.

We expense costs relating to the purchase and production of pre-approval inventories for which the sole use is pre-approval products as research and development expense in the period incurred until such time as we believe future commercialization is probable and future economic benefit is expected to be recognized. With respect to capitalization of unapproved product candidates, we produce inventory in preparation for the launch of the product and in amounts sufficient to support forecasted initial market demand. Typically, capitalization of such inventory does not begin until the product candidate is considered to have a high probability of regulatory approval. This generally will occur only after we have submitted an NDA to the FDA, and only if our assessment of the status of the regulatory review has led us to conclude there is a high probability of receiving regulatory approval. If we are aware of any specific risks or contingencies that are likely to impact the regulatory approval process or if there are any specific issues identified during our research and development process relating to safety, efficacy or manufacturing of the product candidate, we would not capitalize the related inventory.

We manage the levels of inventory at each stage of the manufacturing process to optimize the shelf life of the inventory and avoid product expiration issues relative to anticipated market demand following launch. On a quarterly basis, we evaluate all inventory, including inventory capitalized for which regulatory approval has not yet been obtained, to determine if any lower of cost or market adjustment is required. As our evaluation relates to pre-approval inventory, we consider several factors including expected timing of FDA approval, projected sales volume, expiration dates of the inventory and estimated selling price. Projected sales volume is based on several factors including market research, sales of similar products and competition in the market. Estimated sales price is based on the price of existing products sold for the same indications, market research and expected market demand.

Once we have capitalized inventory for a product candidate that is not yet approved, we will monitor, on a quarterly basis, the status of such candidate within the regulatory approval process. We could be required to expense previously capitalized costs related to pre-approval inventory upon a change in our judgment of future commercialization and future economic benefit expected to be recognized, due to a denial or delay of approval by the FDA, a delay in the timeline for commercialization or other potential factors.

Fair Value Measurements

US GAAP requires us to estimate the fair value of certain assets and liabilities as of the date of their acquisition or incurrence, on an ongoing basis, or both. Determining the fair value of an asset or liability requires the use of accounting estimates and assumptions which are judgmental in nature and could have a significant impact on the determination of the amount of the fair value ascribed to the asset or liability.

Valuation of Economic Interest in Exenatide Products Reacquired

We evaluated whether the Termination Agreement should be accounted for as a single transaction or as a transaction that consists of separate elements relating to the OUS operations and US operations. Because the OUS operations and US operations (1) have independent economic value and substance, (2) could be purchased or sold on an individual basis and (3) qualify as a business combination and the reacquisition of previously shared economic interests through the termination of a contract, respectively, we determined that the OUS operations and US operations should be accounted for as separate elements. The OUS operation constitutes a business, as defined by ASC 805, "Business Combinations", and the transition of the OUS operations will be accounted for as a business combination when control transfers from Lilly to Amylin. With respect to the contract termination, certain aspects of the US operations represent the reacquisition of a previously shared economic interest that qualify as an asset for developed products and the amounts relating to the unapproved products are expensed. In allocating the consideration to the acquired elements the relative fair value of the rights acquired was used for the allocation for the US reacquired right asset for developed products, the US reacquired rights expensed for unapproved products and also for the OUS business to be acquired.

In connection with the Termination Agreement, we had a termination of a contract which resulted in us obtaining reacquired rights in the economic interest in exenatide products in the US. This economic interest represents (i) Lilly's former share of the US gross margin for exenatide products, and (ii) our expected increase in the US estimated cash flows for the unapproved products, net of the increased cost of research and marketing. The fair value of each of these items was derived using the multi-period excess earnings discounted cash flow method to value the technology. We used a discount rate of 21% for the economic interest related to BYETTA since it was an approved product with historic revenue streams and 25% for unapproved products reflecting in part the increased uncertainties. In selecting the discount rates, we considered a number of factors, including the industry composite weighted average cost of capital, the internal rate of return of the purchase consideration allocated to the US operations, and the weighted average return on assets, which is a measure of the after-tax returns that would be required by an investor in a particular class of assets, weighted by the value of each asset relative to the total value of all assets purchased. Because the value ascribed to this asset was completed on a relative fair value basis, an increase or decrease of the interest rate by 1% would not have a significant impact on the allocation of the consideration.

We evaluate the recoverability of our long-lived assets including amortizable intangible and tangible assets in accordance with authoritative guidance. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, we recognize such impairment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Our acquired intangible assets with definite useful lives are amortized over the expected economic use of the asset. Our amortization policy reflects the pattern by which the economic benefits of the intangible assets are consumed, and that pattern is reliably determinable, and will be periodically evaluated for impairment.

Valuation of Economic Interest in Exenatide Products to be Reacquired as a Business

In connection with the Termination Agreement, upon completion of the OUS Transition, we will reacquire the economic interest in exenatide products for the OUS markets. This economic interest represents the OUS estimated cash flows for exenatide products, and our expected increase in the OUS estimated cash flows for the unapproved products. The fair value primarily related to the BYETTA, BYDUREON and exenatide products currently under development and were estimated using the multi-period excess earnings discounted cash flow method. We used a discount rate ranging between 15-23% depending on the state of the product or unapproved product to correspond to the related uncertainty with higher discount rates used where the uncertainty is the highest as would be the case with unapproved products. In selecting the discount rate, we considered a number of factors, including the industry composite weighted average cost of capital, the internal rate of return of the purchase consideration allocated to the OUS operations, and the weighted average return on assets, which is a measure of the after-tax returns that would be required by an investor in a particular class of assets, weighted by the value of each asset relative to the total value of all assets purchased. Because the value ascribed to this asset was completed on a relative fair value basis, an increase or decrease of the interest rate by 1% would not have a significant impact on the allocation of the consideration.

Promissory Note Related to Revenue Sharing Obligation

As indicated previously, effective November 7, 2011 Amylin and Lilly entered into the Termination Agreement to terminate their collaboration for exenatide and resolve the outstanding litigation between the companies. Amylin also issued a secured promissory note to Lilly under which Amylin agreed to make future revenue sharing payments to Lilly in an amount equal to 15 percent of global net sales of exenatide products until Amylin has made aggregate payments to Lilly of $1.2 billion plus accrued interest, the Revenue Sharing Obligation, or the RSO. In the event Amylin receives upfront or milestone payments from a third party in connection with an agreement with respect to exenatide products, Amylin is obligated to make payments on the RSO equal to 20% of such upfront or milestone payments. The RSO was valued using the income approach utilizing cash flow analyses projecting expected net sales for exenatide products over the life cycle and was calculated using a discount rate of 14.4%. In determining the selected discount rate, we considered a number of factors, the most significant of which were the RSO stated rate negotiations, third-party market participant expectations on a similar instrument, our ratings on existing debt, the increased level of the borrowing, our ability to pay and various other market considerations.

We believe that the interest rate on this instrument is one of the most sensitive estimate overall in our accounting for the Termination Agreement with Lilly. If we used a rate that was either 1% higher or 1% lower it would have had the impact of changing overall consideration by approximately $45 million dollars and a corresponding change to the value assigned to reacquired rights of which $20 million more or less would have been charged to expense for net costs associated with reacquisition of economic interest in exenatide.

These estimates and assumptions are judgmental in nature and have a significant impact on the determination of the fair value of the RSO as of the transaction date, the amount of the related debt discount and the associated interest expense over the life of the RSO.

Convertible Senior Notes

During 2009, we adopted new authoritative guidance that significantly impacts the accounting for our convertible senior notes issued in June 2007 by requiring us to account separately for the liability and equity components of the notes. The liability component is measured so the effective interest expense associated with the notes reflects the issuer's borrowing rate at the date of issuance for similar debt instruments without the conversion feature. The difference between the cash proceeds associated with the notes and this estimated fair value is recorded as a debt discount and amortized to interest expense over the life of the notes.

Determining the fair value of the liability component requires the use of accounting estimates and assumptions. These estimates and assumptions are judgmental in nature and could have a significant impact on the determination of the liability component and, in effect, the associated interest expense. According to the guidance, the carrying amount of the liability component is determined by measuring the fair value of a similar liability that does not have an associated equity component. If no similar liabilities exist, estimates of fair value are primarily determined using assumptions that market participants would use in pricing the liability component, including market interest rates, credit standing, yield curves and volatilities.

Loss Protection Liability

In connection with the Termination Agreement, Amylin agreed to reimburse Lilly for exenatide-related losses incurred by Lilly OUS during the period of the OUS Transition. The liability was accounted for as a financial instrument and was recorded at the fair value of Amylin's obligations. The liability was valued using a probability weighted analysis of expected payments and such payments were discounted to present value using a discount rate of 20%. The selection of the discount rate considered a number of factors, including credit spreads for companies with credit rating similar to Amylin, the risks associated with the forecasted losses provided by Lilly, the relatively short-term nature of the OUS Transition Period Loss Protection and the possibility that Amylin could take control of the OUS operations from Lilly sooner than December 31, 2013. Significant inputs to the valuation include the following:

- financial projections for the OUS markets which were provided to Amylin's management by Lilly;
- a variety of scenarios under which management estimated the extent to which these financial projections would be achieved, and the resulting payouts of the amounts that could be made for the twelve months ended December 31, 2012 and 2013.

The greatest driver of variability in this liability is the estimated losses that will be subject to the guarantee. This liability is carried at fair value and is remeasured each reporting period.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, refer to the section titled "***Recently Issued Accounting Standards***" within Note 1. ***Summary of Significant Accounting Policies*** to our Consolidated Financial Statements.

Results of Operations

Net Product Sales

Net product sales for the years ended December 31, 2011, 2010 and 2009 were $621.6 million, $651.1 million and $754.0 million, respectively, and consisted of sales of BYETTA and SYMLIN, less allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers.

The following table provides information regarding net product sales (in millions):

	Year ended December 31,		
	2011	2010	2009
BYETTA	$517.7	$559.3	$667.6
SYMLIN	103.9	91.8	86.4
	$621.6	$651.1	$754.0

The decrease in net product sales for BYETTA for the year ended December 31, 2011 as compared to the same period in 2010, and for the year ended December 31, 2010 as compared to the same period in 2009, primarily reflects reduced prescription demand due to new entrants to the market, partially offset by higher prices.

The increase in net product sales for SYMLIN for the year ended December 31, 2011 compared to the same period in 2010, and for the year ended December 31, 2010 as compared to the same period in 2009, primarily reflects higher prices, partially offset by reduced prescription demand.

Sales of our products in future periods may be impacted by numerous factors, including potential competition, the success of our commercial launch of BYDUREON in the U.S., regulatory matters, economic factors and other environmental factors.

Revenues under Collaborative Agreements

The following table summarizes the components of revenues under collaborative agreements for the years ended December 31, 2011, 2010 and 2009 (in millions):

	Year ended December 31,		
	2011	2010	2009
Amortization of up-front payments	$10.3	$ 7.5	$ 4.4
Recognition of milestone payments	15.0	10.2	—
Royalty revenues	3.8	—	—
	$29.1	$17.7	$ 4.4

Amortization of up-front payments for the year ended December 31, 2011 consists of amounts earned pursuant to our obesity collaboration with Takeda and amortization of deferred collaborative revenue associated with an upfront payment we received from Lilly in 2008 in connection with the Exenatide Once Weekly Supply Agreement, or the Supply Agreement. During the third quarter of 2011 we began to perform services under the Supply Agreement, therefore amortization of the deferred collaborative revenue commenced. As described in Note 2 of the notes to our Consolidated Financial Statements, in connection with the Termination Agreement, the deferred collaborative revenue balance was discharged effective November 7, 2011 and there will be no future revenue recognition of related collaborative revenue. For the year ended December 31, 2010, amortization of up-front payments consists entirely of amounts earned pursuant to our obesity collaboration with Takeda, while amortization of up-front payments for the year ended December 31, 2009 consists of amounts earned pursuant to our collaboration with Lilly, for which amortization ended in 2009, and our collaboration with Takeda, for which amortization began in late 2009.

Milestone payments for the year ended December 31, 2011 consist of a $15 million milestone payment received from Lilly in connection with the July 2011 commercial launch of BYDUREON in the European Union. Milestone payments for the year ended December 31, 2010 consisted primarily of a $10 million milestone earned as a result of Lilly's launch of BYETTA in Japan in late 2010. There were no milestone payments in 2009.

Royalty revenues represent royalties earned on the gross margin of sales of exenatide outside the United States. The cumulative gross margin threshold for sales of exenatide outside the United States was achieved at the end of the first quarter of 2011 therefore we did not record royalties during 2010 or 2009.

In future periods, we expect that revenues under collaborative agreements will consist of continued amortization of the $75 million up-front payment received from Takeda upon signing of our collaboration agreement in 2009. This up-front payment is being amortized ratably over a ten year period representing the estimated development period of the compounds subject to the Takeda collaboration agreement. Additionally, we expect to continue to earn royalties on product sales of BYETTA and BYDUREON outside of the United States until commercialization of all exenatide markets outside the United States is transitioned from Lilly to Amylin, which by contract occurs no later than December 31, 2013. In the event the OUS transition does not occur by December 31, 2013, the agreement contains various provisions with respect to future rights and obligations of each party that extend beyond December 31, 2013.

Costs and Expenses

The following table provides information regarding our costs and expenses (in millions):

	Year ended December 31,		
	2011	2010	2009
Cost of Goods Sold	$ 48.4	$ 61.7	$ 83.0
Gross margin %	92%	91%	89%
Selling, general and administrative	$271.2	$276.9	$330.5
Research and development	$161.2	$183.1	$198.4
Collaborative profit sharing	$222.5	$257.1	$302.9
Net costs to reacquire economic interest in exenatide products	$431.6	—	—
Restructuring	$ 7.2	$ 16.8	$ 17.0

Cost of Goods Sold

Cost of goods sold is comprised primarily of manufacturing costs associated with BYETTA and SYMLIN sales during the period. The gross margin for the year ended December 31, 2011 improved compared to the same period of 2010. The improvement reflects higher net sales prices and lower unit costs driven by operation efficiencies and production volumes. The gross margin for the year ended December 31, 2010 improved compared to the same period of 2009. The improvement in 2010, as compared to 2009, primarily reflects higher net sales prices partially offset by slightly higher per unit costs. Annual fluctuations in gross margins may be influenced by production volumes, product mix, pricing and the level of sales allowances.

Selling, General and Administrative Expenses

The decrease of $5.7 million in selling, general and administrative expense during the year ended December 31, 2011 as compared to the same period of 2010 primarily reflects reduced business infrastructure spending resulting from continued efforts to drive efficiencies in the business, offset by higher expenses due to BYDUREON pre-launch activities. The decrease in 2010 compared to 2009 primarily reflects lower sales force and business infrastructure expenses following a 2009 restructuring of our sales force, and continued efforts to drive efficiencies in our cost structure.

In future periods, we expect that selling, general and administrative expenses will increase as a result of the Termination Agreement since we obtained exclusive rights to commercialize exenatide products in the United States.

Research and Development Expenses

Our research and development costs are comprised of salaries and bonuses, benefits, non-cash stock-based compensation, license fees, milestones under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead expenses and facilities costs. Reimbursed research and development costs under collaborative arrangements are recorded as a reduction to research and development costs. We charge direct internal and external program costs to the respective development programs. We also incur indirect costs that are not allocated to specific programs because such costs benefit multiple development programs and allow us to increase our pharmaceutical development capabilities. These consist primarily of facilities costs and other internal shared resources related to the development and maintenance of systems and processes applicable to all of our programs.

Our research and development efforts are focused on diabetes, obesity and other diseases. We also maintain an active discovery research program. In diabetes, we have three approved products, BYDUREON, BYETTA and SYMLIN. In obesity, we plan to evaluate certain assets with our partner Takeda as potential candidates for the treatment of obesity and related indications under the terms of our collaboration with Takeda. As part of this program, we intend to conduct additional clinical trials of our drug candidates, or combinations of drug candidates.

The following table sets forth information regarding our research and development expenses for our major projects for the years ended December 31, 2011, 2010 and 2009 (in millions):

	Year ended December 31,		
	2011	2010(1)	2009(1)
Diabetes(2)	$ 77.8	$ 96.9	$ 87.0
Obesity(3)	28.3	12.9	26.0
Research and early-stage programs	14.9	21.2	24.8
Indirect costs	40.2	52.1	60.6
	$161.2	$183.1	$198.4

(1) Research and development expenses for the years ended December 31, 2010 and 2009 has been revised to conform with the current presentation.

(2) Research and development expenses for our diabetes program consist primarily of costs associated with BYETTA and BYDUREON which are shared by Lilly pursuant to our collaboration agreement. Cost-sharing payments received from Lilly are recorded as a reduction to research and development and were $79.3 million, $72.6 million and $66.6 million for the years ended December 31, 2011, 2010 and 2009.

(3) Research and development expenses for our obesity program include costs associated with our collaboration agreement with Takeda. Cost-sharing payments received from Takeda are recorded as a reduction to research and development and were $11.6 million, $16.7 million and $1.5 million for the years ended December 31, 2011, 2010 and 2009.

Research and development expenses decreased $21.9 million for the year ended December 31, 2011 for the same period in 2010. The decrease primarily reflects the favorable disposition of certain cost-sharing disputes with Lilly, partially offset by increased spending on our metreleptin lipodystrophy development program.

Research and development expenses decreased $15.3 million for the year ended December 31, 2010 for the same period in 2009. The $15.3 million decrease primarily reflects decreased development expenses for our obesity programs, driven by development expense cost-sharing with Takeda. The decrease in obesity development expenses is partially offset by increased BYDUREON expenses associated with manufacturing readiness, a cardiovascular outcomes study and development activities for the exenatide suspension formulation.

In future periods, we expect that research and development expenses will increase as a result of the Termination Agreement since we obtained exclusive rights to develop exenatide products in the United States.

Collaborative Profit-Sharing

Collaborative profit-sharing was $222.5 million, $257.1 million and $302.9 million for the years ended December 31, 2011, 2010 and 2009, respectively, and consists of Lilly's 50% share of the gross margin for BYETTA sales in the United States. As further described in Note 2 of the footnotes to our Consolidated Financial Statements, as a result of the Termination Agreement, for the twelve months ended December 31, 2011, collaborative profit sharing reflects approximately eleven months of such sharing with Lilly while the twelve months ended December 31, 2010 and 2009 both reflect a full twelve months of such sharing.

Net costs to reacquire economic interest in exenatide products

The net costs to reacquire economic interest in exenatide products relate to the November 7, 2011 Termination Agreement. The costs are comprised of the following (in millions):

	Year ended December 31, 2011
Cost to reacquire US unapproved products	$ 461.6
Foregone milestone payments under collaboration agreement and other settled amounts	(58.0)
Transaction costs related to the reacquisition of exenatide product rights	8.3
Loss on fair value adjustment for loss protection liability	15.7
Amortization of intangible asset for US exenatide rights	4.0
	$ 431.6

Refer to Note 2 of our Consolidated Financial Statements for a discussion of these costs.

Restructuring

The following table sets forth the components of the restructuring charges recognized for the years ended December 31, 2011, 2010 and 2009 (in millions):

	Year ended December 31,		
	2011	2010	2009
Facility related charges	$ 1.8	$ 5.8	$ 5.6
Employee separation costs	5.1	3.1	10.9
Asset impairments	0.3	7.4	—
Other restructuring charges	—	0.5	0.5
	$ 7.2	$16.8	$17.0

During the year ended December 31, 2011 we reduced our workforce and recorded restructuring charges of $7.2 million consisting of employee separation costs, facilities-related charges, asset impairment charges and other direct incremental charges.

During the year ended December 31, 2010 we reduced our workforce and recorded restructuring charges of $16.8 million consisting of employee separation costs, facilities-related charges, asset impairment charges and other direct incremental charges.

During the year ended December 31, 2009, we announced a restructuring of our sales force to merge our existing primary care and specialty sales forces into a single organization and recorded restructuring charges of $17.0 million consisting of employee separation costs and facilities related charges.

We have substantially completed all of the above activities included in the restructuring plan and all costs associated with the restructurings were incurred during the years ended December 31, 2011, 2010 and 2009.

Interest and Other Expense, net

The following table provides information regarding our interest and other expense, net (in millions):

	Year ended December 31,		
	2011	2010	2009
Interest and other income	$ 1.9	$ 2.7	$ 7.8
Interest and other expense	(27.0)	(28.1)	(19.3)
Loss on impairment of investments	—	(0.2)	(1.4)
Accretion expense on promissory note related to RSO	(11.0)	—	—
Loss on fair value adjustments	(15.8)	—	—
Total interest and other expense, net	$(51.9)	$(25.6)	$(12.9)

Interest and other income consist primarily of interest income from investment of cash and investments. The decrease in 2011 compared to 2010 primarily reflects lower average investment balances and lower interest rates in 2011 as compared to 2010. The decrease in 2010 compared to 2009 primarily reflects lower average investment balances and lower interest rates in 2010 compared to 2009.

Interest and other expense consist primarily of interest expense on our long-term debt obligations, exclusive of the promissory note related to the RSO entered into in connection with the Termination Agreement, including amortization of debt discounts. The decrease in 2011 compared to 2010 primarily reflects an increase in interest capitalized on our Ohio manufacturing facility in 2011. The increase in 2010 compared to 2009 primarily reflects a decrease in interest capitalized on our Ohio manufacturing facility in 2010.

We did not recognize any loss on impairment of investments for the year ended December 31, 2011. At December 31, 2011, gross unrealized losses on our short-term investments were $0.1 million, all of which we determined to be temporary. We recognized a loss on impairment of investments of $0.2 million for the year ended December 31, 2010. The loss represents credit-related losses associated with one security in our portfolio and was based upon the amortized cost basis and the observed market prices for the security. At December 31, 2010, gross unrealized losses on our short-term investments were $0.1 million, all of which we determined to be temporary. We recognized a loss on impairment of investments of $1.4 million for the year ended December 31, 2009. The loss represents credit-related losses associated with two securities in our portfolio and was based upon the amortized cost basis and the observed market prices for the securities.

The accretion expense on the promissory note related to the RSO relates to the Termination Agreement, and was entered into effective November 7, 2011 therefore there is no such interest during 2010 and 2009.

The loss fair value adjustment relates to a fair value adjustment recorded on a derivative instrument embedded in the promissory note and provides Amylin with the ability to discharge all or a portion of the obligation under certain circumstances (see Note 2 and Note 8 to the Consolidated Financial Statements for additional information).

Net Loss

Our net loss for the year ended December 31, 2011 was $543.4 million compared to $152.3 million in 2010 and $186.3 million in 2009. The increase in our net loss in 2011 compared to 2010 reflects $431.6 million of costs associated with the reacquisition of the economic interest in exenatide products from Lilly. Excluding the effect to these costs, our net loss for 2011 improved in comparison to 2010 as a result of the decreased expenses discussed above. The decrease in our net loss in 2010 compared to 2009 primarily reflects the decreased expenses discussed above.

We may incur operating losses for the next few years. Our ability to reach profitability in the future will be heavily dependent upon the amount of product sales that we achieve for BYDUREON, BYETTA and SYMLIN. Our ability to achieve profitability in the future will also depend on our ability to control our operating expenses, including costs associated with the commercialization of BYDUREON, expenses associated with the continued commercialization of BYETTA and SYMLIN, and expenses associated with our research and development programs, including our obesity and our early-stage development programs and related support infrastructure. Our operating results may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through public sales and private placements of our common and preferred stock, debt financings, payments received pursuant to our exenatide collaboration with Lilly and our obesity collaboration with Takeda, reimbursement of SYMLIN development expenses through earlier collaboration agreements, and since the second quarter of 2005, through product sales of BYETTA and SYMLIN.

At December 31, 2011, we had $204.1 million in cash, cash equivalents and short-term investments, compared to $442.7 million at December 31, 2010. We have demonstrated strong financial discipline over the last few years and we are committed to continuing to manage our expenses closely in-line with expected revenues. We will continue to aggressively manage our expenses to minimize the amount of cash we use for operating activities. We have $575 million of convertible debt that matures in 2014 and a $165 million loan facility from Lilly that matures in 2016. Accordingly, we are evaluating opportunities to refinance this existing indebtedness from time to time. If we require additional financing in the future, we cannot assure you that it will be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our debt and equity securities offerings, there can be no assurance that we will be able to do so in the future.

Our operating activities provided cash of $88.3 million, used cash of $38.7 million and provided cash of $19.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Cash provided by operating activities for the year ended December 31, 2011 was primarily impacted by cash provided due to decreases in accounts receivable and inventories of $9.2 million and $9.2 million, respectively, and increases in accounts payable and accrued liabilities, accrued compensation and deferred collaborative profit sharing of $18.4 million, $27.4 million and $15.5 million, respectively. The decrease in accounts receivable is primarily due to lower product sales. The decrease in inventories largely reflects reductions in raw materials and finished goods inventory due to the timing and volume of production for BYETTA and SYMLIN, offset by increases in BYDUREON inventories. The increase in accounts payable and accrued liabilities primarily relates to the timing of payments . The increase in accrued compensation is due to accruals for bonuses; our management did not pay the corporate bonus for the year ended December 31, 2010. The increase in deferred collaborative profit sharing reflects payments due to us from Lilly for its 60% share of the capital expenditures we have made for the BYDUREON pen device. These sources of cash are partially offset by a use of cash resulting from a decrease in the payable to our former collaborative partner of $12.9 million. The payable to collaborative partner has declined as a result of the termination of our collaboration with Lilly.

Our cash used by our operating activities for the year ended December 31, 2010 includes a net loss of $152.3 million, $186.3 million of which is comprised of non-cash items consisting primarily of stock-based compensation, depreciation and amortization and restructuring charges. Cash provided by operating activities in the year ended December 31, 2009 included an up-front payment of $75.0 million from Takeda in connection with our collaboration with them.

The improvement in operating cash flows for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010 is largely due to improvements in cash flows from working capital changes resulting from our efforts to manage our expenses. As we prepare for the United States commercial launch of BYDUREON we expect our cash requirements for working capital will increase. Working capital changes may fluctuate from quarter to quarter due to timing of inventory and other current asset purchases and the timing of payment of accounts payable, accrued compensation and other current liabilities.

Our investing activities used cash of $126.8 million, provided cash of $159.7 million and used cash of $116.1 million years ended December 31, 2011, 2010 and 2009, respectively. Investing activities in 2011 included cash paid to reacquire the economic interest in exenatide products of $253.0 million. Additionally, investing activities for all three years consisted of purchases and sales of short-term investments and purchases of property, plant and equipment. Purchases of property, plant and equipment decreased to $54.5 million from $91.1 million in 2010, and decreased from $152.1 million in 2009 to $91.1 million in 2010. The decreases in both 2011 and 2010 were as expected and primarily reflect a reduction of costs associated with our manufacturing facility for BYDUREON, offset by costs incurred in connection with the BYDUREON pen device. Through December 31, 2011, we have incurred $216.4 million in capital expenditures associated with the BYDUREON pen device and incurred total combined capital expenditures for the manufacturing facility and the pen device of $859.2 million. We have billed Lilly $103.4 million for its share of expenditures for the pen device, all of which has been received to date, $16.8 million of which was received during 2011 and is included in cash used for operating activities as discussed above. We expect that our capital expenditures will continue to decrease in 2012 and will be principally focused on strategically investing in exenatide life cycle management, We will continue to evaluate potential additional investments in our Ohio manufacturing facility during the product life cycle for BYDUREON.

Financing activities used cash of $26.2 million, $77.3 million and $20.3 million in the years ended December 31, 2011, 2010 and 2009, respectively. Financing activities in 2011 include the repayment of our $200 million of 2.5% convertible senior notes. In October 2008, we entered into a loan agreement with Lilly pursuant to which Lilly made available to us a $165 million unsecured line of credit, and in May 2011 we drew $165 million on this line of credit, or the Lilly Loan. On November 7, 201, in connection with the Termination Agreement, we amended and restated the agreement and extended the maturity to June 30, 2016. Additionally, during the year ended December 31, 2011, we received proceeds from the exercise of stock options and proceeds from employee stock purchase plan of $8.8 million. Financing activities in 2010 include $93.8 million in scheduled repayments of our note payable, which was paid in full during the year, offset by proceeds from the exercise of stock options and proceeds from employee stock purchase plan. Financing activities in 2009 include $31.3 million in repayments of our note payable partially offset by proceeds from the exercise of stock options and proceeds from our employee stock purchase plan.

At December 31, 2011, our outstanding debt includes $575 million of the 2007 Notes due June 15, 2014. The 2007 Notes are currently convertible into a total of up to 9.4 million shares of our common stock at approximately $61.07 per share and are not redeemable at our option. Additionally, the $165 million Lilly Loan is due June 30, 2016 and the $1.2 billion related to the promissory note related to the RSO matures December 31, 2036.

As of December 31, 2011 we had $10.3 million of letters of credit outstanding which are secured by $10.5 million of restricted cash pursuant to a Letter of Credit and Cash Collateral Agreement entered into in December 2011.

Use of Non-GAAP Financial Measures and Reconciliations to GAAP Results

We use certain non-GAAP financial measures, which exclude stock-based compensation, amortization of intangible assets, restructuring and acquisition-related charges and infrequently occurring gains and losses in our calculation of operating income or loss. This non-GAAP financial measure is intended to approximate our operating cash flows before working capital changes and should be considered in addition to, not as a substitute for, measures of our financial performance or liquidity prepared in accordance with GAAP. Our non-GAAP financial measures may be defined differently from time to time and may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how we define our non-GAAP financial measures.

Our management uses the non-GAAP financial measures to gain an understanding of the Company's comparative operating performance (when comparing such results with previous periods) and future prospects and excludes these items from its internal financial statements for purposes of its internal budgets and financial goals. These non-GAAP financial measures are used by our management in their financial and operating decision-making because management believes they reflect the Company's ongoing business in a manner that allows meaningful period-to-period comparisons. Our management believes that these non-GAAP financial measures provide useful information to investors and others (a) in understanding and evaluating our current operating performance and future prospects in the same manner as management does, if they so choose, and (b) in comparing in a consistent manner our current financial results with our past financial results.

Our non-GAAP operating income for the year ended December 31, 2011 was $25.7 million compared to non-GAAP operating loss of $4.4 million and $58.7 million for the same periods in 2010 and 2009, respectively.

A reconciliation of reported GAAP operating net loss to non-GAAP operating income (loss) excluding non-cash items is provided in the tables that follow (in thousands, unaudited):

	Twelve months ended December 31,		
	2011	2010	2009
GAAP operating loss	$(491,459)	$(126,743)	$(173,347)
Revenue sharing obligation note payments required on net BYETTA sales	(6,088)	—	—
Stock-based compensation	32,472	36,022	43,762
Other non-cash compensation	16,527	19,735	20,161
Depreciation and amortization	47,373	57,335	38,198
Amortization of deferred revenue and other credits	(11,930)	(7,500)	(4,426)
Net costs to reacquire economic interest in exenatide products	431,587	—	—
Restructuring	7,190	16,780	16,980
Non-GAAP operating income (loss)	$ 25,672	$ (4,371)	$ (58,672)

The following table summarizes our contractual obligations and maturity dates as of December 31, 2011 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations, including interest	$2,033,140	$ 87,635	$783,165	$333,945	$828,395
Inventory purchase obligations	91,284	90,244	1,040	—	—
Construction contracts	5,300	5,300	—	—	—
Operating leases	166,954	28,186	57,697	41,382	39,689
Total(1)	$2,296,678	$211,365	$841,902	$375,327	$868,084

(1) Excludes long-term obligation of $8.2 million related to deferred compensation, the payment of which is subject to elections made by participants that are subject to change.

In addition, under certain license and collaboration agreements we are required to pay royalties and/or milestone payments upon the successful development and commercialization of related products. We expect to make development milestone payments up to $7.3 million associated with licensing agreements in the next 12 months. Additional milestones of up to approximately $235.0 million could be paid over the next two to seven years if development and commercialization of all our early stage programs continue and are successful. The majority of these milestones relate to potential future regulatory approvals and subsequent sales thresholds. Given the inherent risk in pharmaceutical development, it is highly unlikely that we will ultimately make all of these milestone payments; however, we would consider these payments as positive because they would signify that the related products are successfully moving through development and commercialization.

Our future capital requirements will depend on many factors, including: the amount of product sales we achieve for BYDUREON, BYETTA and SYMLIN; costs associated with the commercialization of BYDUREON and the continued commercialization of BYETTA and SYMLIN; costs associated with the operation of our BYDUREON manufacturing facility; costs of potential licenses or acquisitions; the potential need to repay existing indebtedness; our ability to receive or need to make milestone payments; our ability, and the extent to which we establish collaborative arrangements for exenatide products outside the United States, for SYMLIN or any of our product candidates; progress in our research and development programs and the magnitude of these programs; costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending our patents; competing technological and market developments; and costs of manufacturing, including costs associated with establishing our own manufacturing capabilities or obtaining and validating additional manufacturers of our products; and scale-up costs for our drug candidates.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are currently or reasonably likely to be material to our consolidated financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We invest our excess cash primarily in United States Government securities, securities of agencies sponsored by the US Government, asset-backed securities, and debt instruments of financial institutions and corporations with investment-grade credit ratings. These instruments have various short-term maturities. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments held are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive investments. Our debt is not subject to significant swings in valuation as interest rates on our debt are fixed. The fair value of our 2007 Notes at December 31, 2011 was approximately $514.3 million. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplemental data required by this item are set forth at the pages indicated in Part IV, Item 15(a)(1) of this annual report.

Item 9. *Changes In and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Our management does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, or misstatements due to error, if any, within the Company have been detected. While we believe that our disclosure controls and procedures and internal control over financial reporting are and have been effective, we intend to continue to examine and refine our disclosure controls and procedures and internal control over financial reporting and to monitor ongoing developments in these areas.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Amylin Pharmaceuticals, Inc.

We have audited Amylin Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amylin Pharmaceuticals, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amylin Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011 of Amylin Pharmaceuticals, Inc. and our report dated February 22, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 22, 2012

PART III

Item 9B. ***Other Information***

None.

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item with respect to directors is incorporated by reference from the information under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Code of Business Conduct and Ethics" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2011 annual meeting of stockholders. The information required by this item with respect to executive officers appears under Part I of this annual report on Form 10-K under the caption "Business—Executive Officers."

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference to the information under the captions "Compensation of Directors," "Executive Compensation," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2011 annual meeting of stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this item is incorporated by reference to the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2011 annual meeting of stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference to the information under the captions "Election of Directors" and "Certain Transactions" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2011 annual meeting of stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference to the information under the caption contained in "Ratification of Selection of Independent Registered Public Accounting Firm" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2011 annual meeting of stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) **Index to Consolidated Financial Statements**

The financial statements required by this item are submitted in a separate section beginning on page F-1 of this annual report.

(a)(2) **Financial Statement Schedules:** The following Schedule is filed as part of this annual report on Form 10-K:

	Page Number
II. Valuation Accounts	F-36

All other schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

(a)(3) **Index to Exhibits**—See Item 15(b) below.

(b) Exhibits

Exhibit Footnote	Exhibit Number	
(1)	3.1	Amended and Restated Certificate of Incorporation of the Registrant.
(3)	3.2	Fourth Amended and Restated Bylaws of the Registrant.
(6)	3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant.
(21)	3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant.
	4.1	Reference is made to Exhibits 3.1 - 3.4.
(8)	4.2	Rights Agreement, dated June 17, 2002, between the Registrant and American Stock Transfer & Trust Company.
(8)	4.3	Certificate of Designation of Series A Junior Participating Preferred Stock.
(11)	4.4	First Amendment to Rights Agreement, dated December 13, 2002, between the Registrant and American Stock Transfer & Trust Company.
(20)	4.5	Indenture, dated as of June 8, 2007, between Registrant and The Bank of New York Trust Company, N.A. (as Trustee).
	4.6	Secured Promissory Note, dated November 7, 2011, from Registrant to Eli Lilly and Company.
	4.7	Security Agreement, dated November 7, 2011, and First Amendment thereto, dated January 5, 2012, among Registrant, Registrant's wholly-owned subsidiary, Amylin Ohio LLC, other grantor parties thereto, and Eli Lilly and Company.*
	4.8	Subsidiary Guarantee Agreement, dated November 7, 2011, by Registrant's wholly-owned subsidiary, Amylin Ohio LLC and each of the other parties thereto in favor of Eli Lilly and Company.
	4.9	Amended and Restated Loan Agreement, dated November 7, 2011, between Registrant and Eli Lilly and Company.
	4.10	Amended and Restated Promissory Note, dated November 7, 2011, from Registrant to Eli Lilly and Company.
(1)	10.1	Form of Indemnity Agreement entered into between the Registrant and its directors and officers.†
(25)	10.2	Registrant's Amended and Restated 2001Employee Stock Purchase Plan.†
(24)	10.3	Registrant's Non-Employee Directors' Stock Option Plan (the "Directors' Plan").†
(4)(2)	10.4	Patent and Technology License Agreement, Consulting Agreement and Nonstatutory Stock Option Agreement, dated October 1, 1996, between the Registrant and Dr. John Eng.
(5)	10.5	Registrant's Directors' Deferred Compensation Plan.†
(26)	10.6	Registrant's Directors' Plan Stock Option Agreement, as amended.†

Exhibit Footnote	Exhibit Number	
(7)(2)	10.7	Development and License Agreement, dated May 15, 2000, between the Registrant and Alkermes Controlled Therapeutics II, Inc.
(23)	10.8	Registrant's Amended and Restated Officer Change in Control Severance Benefit Plan.†
(17)	10.9	Registrant's Amended and Restated 2001 Equity Incentive Plan.†
(9)	10.10	Form of Registrant's 2001 Equity Incentive Plan Officer Stock Option Agreement, as amended.†
(9)	10.11	Form of Registrant's 2001 Equity Incentive Plan Stock Option Agreement, as amended.†
(10)(2)	10.12	Manufacturing Agreement, dated May 12, 2003, between Registrant and Lonza Braine, S.A., formerly UCB S.A.
(12)(2)	10.13	Exenatide Manufacturing Agreement, dated October 1, 2003, between Registrant and Mallinckrodt Inc.
(12)(2)	10.14	Commercial Supply Agreement for Exenatide, dated December 23, 2003, between Registrant and Bachem, Inc.
(13)(2)	10.15	Commercial Supply Agreement, dated February 14, 2005, between Registrant and Baxter Pharmaceutical Solutions LLC.
	10.16	Summary Description of Registrant's Named Executive Officer Oral At-Will Employment Agreements.†
(14)	10.17	Description of Registrant's Executive Cash Bonus Plan.†
(16)(2)	10.18	Amendment to Development and License Agreement, dated October 24, 2005, between Registrant and Alkermes Controlled Therapeutics II.
(15)(2)	10.19	Commercial Supply Agreement for Pramlintide, dated June 28, 2005, between Registrant and Bachem, Inc.
(18)(2)	10.20	Commercial Supply Agreement, dated October 12, 2006, between Registrant and Wockhardt UK (Holdings) Ltd.
(19)	10.21	Employment Agreement, dated March 7, 2007, between Registrant and Daniel M. Bradbury.†
(30)	10.22	Registrant's 2001 Non-Qualified Deferred Compensation Plan.†
(22)	10.23	First Amendment to Exenatide Manufacturing Agreement, dated January 6, 2006, between Registrant and Mallinckrodt Inc.
(22)(2)	10.24	Amended and Restated Commercial Supply Agreement, dated April 1, 2008, between Registrant and Wockhardt UK (Holdings) Ltd.
(22)(2)	10.25	Third Amendment to Supply Agreement, dated January 1, 2008, between Registrant and Mallinckrodt Inc.
(3)	10.26	Amendment to Employment Agreement, dated December 3, 2008, between Registrant and Daniel M. Bradbury.†
(23)(2)	10.27	Amendment to Commercial Supply Agreement, dated December 8, 2008, between Registrant and Baxter Pharmaceutical Solutions LLC.
(23)(2)	10.28	Amendment to the Amended and Restated Commercial Supply Agreement, dated January 23, 2009, between Registrant and Wockhardt UK (Holdings) Ltd.
(25)	10.29	Registrant's 2009 Equity Incentive Plan.†
(25)	10.30	Registrant's 2009 Equity Incentive Plan Officer Stock Option Agreement.†
(25)	10.31	Registrant's 2009 Equity Incentive Plan Stock Option Agreement.†
(26)(2)	10.32	License, Development and Commercialization Agreement, dated October 30, 2009, between Registrant and Takeda Pharmaceutical Company Limited.
(26)(2)	10.33	Side Letter Agreement, dated October 30, 2009, between Registrant and Takeda Pharmaceutical Company Limited.
(27)	10.34	Registrant's 2009 Equity Incentive Plan Restricted Stock Unit Award Agreement.†
(27)(2)	10.35	Amendment to Exenatide Manufacturing Agreement, dated January 8, 2010, between Registrant and Mallinckrodt Inc.
(28)	10.36	Amendment to Development and License Agreement, dated July 13, 2006, between Registrant and Alkermes Controlled Therapeutics Inc. II.

Exhibit Footnote	Exhibit Number	
(29)	10.37	Second Amendment to Commercial Supply Agreement for Exenatide, dated April 29, 2010, between Registrant and Bachem Inc.
(29)(2)	10.38	Third Amendment to Commercial Supply Agreement for Exenatide, dated September 20, 2010, between Registrant and Bachem Inc.
(30)	10.39	Registrant's Form of Restricted Stock Award Agreement.†
(30)(2)	10.40	Second Amendment to Amended and Restated Commercial Supply Agreement, dated November 1, 2010, between Registrant and Wockhardt UK (Holdings) Ltd.
(31)(2)	10.41	Amendment to Exenatide Manufacturing Agreement, dated February 14, 2011, between Registrant and Mallinckrodt Inc.
	10.42	Exenatide Supply Agreement, dated July 31, 2007, between Registrant's wholly-owned subsidiary, Amylin Ohio LLC, and Lonza Ltd. and Lonza Sales Ltd, and amendments thereto.*
	10.43	Supply Agreement, dated December 19, 2007, between Registrant's wholly-owned subsidiary, Amylin Ohio LLC, and Alkermes, Inc. and amendments thereto.*
	10.44	Third Amendment to Amended and Restated Commercial Supply Agreement, dated November 1, 2011, between Registrant and Wockhardt UK (Holdings) Ltd.*
	10.45	Second Amendment to Commercial Supply Agreement, dated January 1, 2012, between Registrant and Baxter Pharmaceuticals Solutions LLC.*
	10.46	Settlement and Termination Agreement, dated November 7, 2011, between Registrant and Eli Lilly and Company.*
	10.47	Amended and Restated Exenatide Once Weekly Supply Agreement, dated November 7, 2011, between Registrant and Eli Lilly and Company.*
	10.48	Amended and Restated Device and Finished EQW Product Manufacturing Agreement, dated November 7, 2011, between Registrant and Eli Lilly and Company.*
	21.1	Subsidiaries of Registrant.
	23.1	Consent of Independent Registered Public Accounting Firm.
	24.1	Power of Attorney. Reference is made to page 53.
	31.1	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
	31.2	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
	32.1	Certifications Pursuant to U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.
	101	The following financial statements and footnotes from the Amylin Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011 are formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Stockholders' Equity; (iv) Consolidated Statements of Cash Flows; and (v) the notes to the consolidated financial statements.

† Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(c).

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-44195) or amendments thereto and incorporated herein by reference.

(2) Confidential Treatment has been granted by the Securities and Exchange Commission with respect to portions of this agreement.

(3) Filed as an exhibit on Form 8-K dated December 8, 2008, and incorporated herein by reference.

(4) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.

(5) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 333-61660) or amendments thereto and incorporated herein by reference.
(6) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and incorporated herein by reference.
(7) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference.
(8) Filed as an exhibit on Form 8-K dated June 18, 2002, and incorporated herein by reference.
(9) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.
(10) Filed as an exhibit to Amendment 1 to Registrant's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2003, and incorporated herein by reference.
(11) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference.
(12) Filed as an exhibit to Amendment 1 to Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, and incorporated herein by reference.
(13) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference.
(14) Filed on Form 8-K dated December 7, 2011, and incorporated herein by reference.
(15) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference.
(16) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(17) Filed as an exhibit on Form 8-K dated May 30, 2008 and incorporated herein by reference.
(18) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference.
(19) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and incorporated herein by reference.
(20) Filed as an exhibit on Form 8-K dated June 8, 2007, and incorporated herein by reference.
(21) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, and incorporated herein by reference.
(22) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and incorporated herein by reference.
(23) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.
(24) Filed as an exhibit to Registrant's Quarterly report on form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.
(25) Filed as an exhibit on Form 8-K dated June 10, 2009, and incorporated herein by reference.
(26) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.
(27) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.
(28) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.
(29) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and incorporated herein by reference.
(30) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference.
(31) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference.

Note on trademarks used in this report:

Amylin®, BYETTA® and SYMLIN® and BYDUREON™ are trademarks of Amylin Pharmaceuticals, Inc. Other brands, names and trademarks contained in this Annual Report on Form 10-K are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMYLIN PHARMACEUTICALS, INC.

Date: February 22, 2012

By: /s/ DANIEL M. BRADBURY

Daniel M. Bradbury,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel M. Bradbury and Mark G. Foletta, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and any other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ DANIEL M. BRADBURY Daniel M. Bradbury	President and Chief Executive Officer (Principal Executive Officer)	February 22, 2012
/s/ MARK G. FOLETTA Mark G. Foletta	Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	February 22, 2012
/s/ LAURA M. CLAGUE Laura M. Clague	Vice President, Finance and Corporate Controller (Principal Accounting Officer)	February 22, 2012
/s/ PAULO F. COSTA Paulo F. Costa	Chairman of the Board	February 22, 2012
/s/ ADRIAN ADAMS Adrian Adams	Director	February 22, 2012
/s/ TERESA BECK Teresa Beck	Director	February 22, 2012
/s/ M. KATHLEEN BEHRENS M. Kathleen Behrens	Director	February 22, 2012

Signatures	Title	Date
/s/ PAUL N. CLARK Paul N. Clark	Director	February 22, 2012
Alexander J. Denner	Director	
/s/ KARIN EASTHAM Karin Eastham	Director	February 22, 2012
/s/ JAMES R. GAVIN III, M.D., PHD. James R. Gavin III, M.D., PhD.	Director	February 22, 2012
/s/ JAY S. SKYLER, M.D. Jay S. Skyler, M.D., MACP	Director	February 22, 2012
/s/ JOSEPH P. SULLIVAN Joseph P. Sullivan	Director	February 22, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Amylin Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc., at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amylin Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 22, 2012

AMYLIN PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 99,859	$ 164,521
Short-term investments	104,206	278,142
Restricted cash	10,519	15,000
Accounts receivable, net	45,489	54,645
Inventories, net	111,959	118,629
Other current assets	49,158	45,458
Total current assets	421,190	676,395
Property, plant and equipment, net	831,162	811,745
Intangible asset related to reacquired economic interest, net	273,842	—
Economic interest in exenatide products to be reacquired as a business	327,697	—
Other long-term assets	16,308	43,289
	$ 1,870,199	$ 1,531,429
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 21,035	$ 23,920
Accrued compensation	66,776	43,231
Payable to former collaborative partner	29,140	42,060
Restructuring liability, current portion	8,405	6,532
Promissory note related to revenue sharing obligation, current portion	63,552	—
Deferred revenue, current portion	7,500	7,500
Convertible senior notes, current portion	—	200,000
Other current liabilities	99,609	78,352
Total current liabilities	296,017	401,595
Deferred revenue, net of current portion	51,250	58,750
Long-term deferred credit	—	125,000
Deferred collaborative profit-sharing	—	87,848
Restructuring liability, net of current portion	23,877	28,764
Convertible senior notes, net of current portion	496,037	468,697
Note payable	155,064	—
Promissory note related to revenue sharing obligation, net of current portion	924,306	—
Other long-term obligations, net of current portion	62,393	17,292
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $.001 par value, 7,500 shares authorized, none issued and outstanding at December 31, 2011 and 2010	—	—
Common stock, $.001 par value, 450,000 shares authorized, 146,289 and 144,100 issued and outstanding at December 31, 2011 and 2010	146	144
Additional paid-in capital	2,506,013	2,444,266
Accumulated deficit	(2,643,579)	(2,100,180)
Accumulated other comprehensive loss	(1,325)	(747)
Total stockholders' equity (deficit)	(138,745)	343,483
	$ 1,870,199	$ 1,531,429

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended December 31,		
	2011	2010	2009
Revenues:			
Net product sales	$ 621,570	$ 651,113	$ 753,993
Revenues under collaborative agreements	29,108	17,700	4,426
Total revenues	650,678	668,813	758,419
Costs and expenses:			
Cost of goods sold	48,376	61,687	82,999
Selling, general and administrative	271,224	276,879	330,486
Research and development	161,215	183,083	198,440
Collaborative profit-sharing	222,545	257,127	302,861
Net costs associated with reacquisition of economic interest in exenatide products	431,587	—	—
Restructuring	7,190	16,780	16,980
Total costs and expenses	1,142,137	795,556	931,766
Operating loss	(491,459)	(126,743)	(173,347)
Interest and other expense, net	(51,940)	(25,570)	(12,909)
Net loss	$ (543,399)	$(152,313)	$(186,256)
Net loss per share—basic and diluted	$ (3.73)	$ (1.06)	$ (1.32)
Shares used in computing net loss per share, basic and diluted	145,730	143,525	140,702

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2011, 2010 and 2009

(in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total stockholders' equity(deficit)
	Shares	Amount				
Balance at December 31, 2008	137,623	$ 138	$ 2,291,762	$(1,761,611)	$ (11,012)	$ 519,277
Comprehensive loss:						
Net loss	—	—	—	(186,256)	—	(186,256)
Unrealized gain on available-for-sale securities	—	—	—	—	9,332	9,332
Comprehensive loss						(176,924)
Issuance of common stock upon exercise of options, net	599	1	4,556	—	—	4,557
Issuance of common stock for other employee benefit plans	1,280	1	11,508	—	—	11,509
Issuance of common stock for employee stock ownership plan	2,245	2	20,248	—	—	20,250
Employee stock-based compensation	—	—	43,762	—	—	43,762
Non-employee stock-based compensation	—	—	103	—	—	103
Balance at December 31, 2009	141,747	142	2,371,939	(1,947,867)	(1,680)	422,534
Comprehensive loss:						
Net loss	—	—	—	(152,313)	—	(152,313)
Unrealized gain on available-for-sale securities	—	—	—	—	933	933
Comprehensive loss						(151,380)
Issuance of common stock upon exercise of options, net	701	—	9,182	—	—	9,182
Issuance of common stock for other employee benefit plans	772	1	11,168	—	—	11,169
Issuance of common stock for employee stock ownership plan	880	1	15,848	—	—	15,849
Employee stock-based compensation	—	—	36,022	—	—	36,022
Non-employee stock-based compensation	—	—	107	—	—	107
Balance at December 31, 2010	144,100	144	2,444,266	(2,100,180)	(747)	343,483
Comprehensive loss:						
Net loss	—	—	—	(543,399)	—	(543,399)
Unrealized loss on available-for-sale securities	—	—	—	—	(578)	(578)
Comprehensive loss						(543,977)
Issuance of common stock upon exercise of options, net	384	—	3,230	—	—	3,230
Issuance of common stock for other employee benefit plans	760	1	9,546	—	—	9,547
Issuance of common stock for employee stock ownership plan	1,045	1	16,456	—	—	16,457
Employee stock-based compensation	—	—	32,472	—	—	32,472
Non-employee stock-based compensation	—	—	43	—	—	43
Balance at December 31, 2011	146,289	$ 146	$ 2,506,013	$(2,643,579)	$ (1,325)	$ (138,745)

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,		
	2011	2010	2009
Operating activities:			
Net loss	$(543,399)	$(152,313)	$(186,256)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:			
Reacquired economic rights for exenatide	403,598	—	—
Interest expense and debt discount accretion on promissory note related to revenue sharing obligation	10,984	—	—
Change in fair value of assets and liabilities carried at fair value	31,412	—	—
Depreciation and amortization	47,373	57,335	38,197
Amortization of debt discount and debt issuance costs	14,110	13,579	8,209
Benefit plan compensation settled in stock	16,527	19,735	20,161
Employee stock-based compensation	32,472	36,022	43,762
Amortization of deferred revenue and other deferred credits	(11,930)	(7,500)	(4,336)
Loss on impairment of investments	—	198	1,377
Restructuring	645	769	494
Other non-cash expenses	4,232	6,212	10,548
Changes in operating assets and liabilities:			
Accounts receivable	9,156	6,087	1,637
Inventories	9,172	9,255	16,123
Other current assets	12,833	5,353	(35,749)
Long-term prepaid assets	3,048	(811)	(8,754)
Accounts payable and accrued liabilities	18,372	(25,021)	5,574
Accrued compensation	27,431	(27,765)	11,009
Payable to collaborative partner	(12,920)	(7,585)	(10,825)
Deferred revenue	—	—	75,000
Deferred collaborative profit-sharing	15,510	33,278	54,570
Restructuring liability	(3,014)	3,316	(15,252)
Other assets and liabilities, net	2,690	(8,867)	(5,566)
Net cash (used for) provided by operating activities	88,302	(38,723)	19,923
Investing activities:			
Purchases of short-term investments	(599,623)	(573,626)	(794,008)
Sales and maturities of short-term investments	773,514	841,296	832,900
Decrease/(increase) of restricted cash	4,481	(15,000)	—
Purchases of property, plant and equipment	(54,454)	(91,132)	(152,051)
Cash paid to reacquire economic rights for exenatide products, including transaction costs	(252,999)	—	—
Decrease (increase) in other long-term assets	2,296	(1,869)	(2,913)
Net cash provided by (used for) investing activities	(126,785)	159,669	(116,072)
Financing activities:			
Proceeds from issuance of common stock, net	8,821	16,500	10,961
Proceeds from long-term loan payable	165,000	—	—
Repayment of convertible debt	(200,000)	—	—
Repayment of notes payable	—	(93,750)	(31,250)
Net cash used for financing activities	(26,179)	(77,250)	(20,289)
Increase (decrease) in cash and cash equivalents	(64,662)	43,696	(116,438)
Cash and cash equivalents at beginning of year	164,521	120,825	237,263
Cash and cash equivalents at end of year	$ 99,859	$ 164,521	$ 120,825
Supplemental disclosures of cash flow information:			
Interest paid, net of interest capitalized	$ 11,501	$ 15,483	$ 13,218
Interest capitalized	$ 26,795	$ 25,904	$ 33,280
Non-cash interest capitalized to property, plant and equipment	$ 15,248	$ 14,383	$ 17,676
Receivable arising from sale of property, plant and equipment	$ —	$ 6,500	$ —
Non-cash dispositions of property, plant and equipment	$ 296	$ 7,398	$ —
Property, plant and equipment additions in other current liabilities	$ 1,228	$ 513	$ 10,123
Non-cash investing activities:			
Intangible asset related to reacquired economic interest	$ 274,849	$ —	$ —
Economic interest in exenatide products to be acquired as a business	$ 327,697	$ —	$ —
Liabilities settled in connection with the termination of a collaboration	$ 223,928	$ —	$ —
Derivative asset-options embedded in promissory note related to revenue sharing obligation	$ 23,441	$ —	$ —
Loss protection liability valued at fair value	$ 30,758	$ —	$ —
Non-cash financing activities:			
Promissory note related to revenue sharing obligation incurred to reacquire economic interest in exenatide	$ 976,821	$ —	$ —
Shares contributed as employer 401(k) match	$ 3,956	$ 3,851	$ 5,105
Shares contributed to employee stock ownership plan	$ 16,457	$ 15,849	$ 20,250

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization

Amylin Pharmaceuticals, Inc. (referred to as we, us, or Amylin) is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes, obesity and other diseases. We were incorporated in Delaware on September 29, 1987.

Basis of Presentation

Our consolidated financial statements include the accounts of our wholly owned subsidiaries, Amylin Ohio, LLC, and Amylin Investments, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Settlement and Termination Agreement

On November 7, 2011, Amylin entered into a Settlement and Termination Agreement, or the Termination Agreement, with Eli Lilly & Company, or Lilly, to terminate our alliance for exenatide and resolve the outstanding litigation between the companies. Note 2 further describes the terms of the Termination Agreement and Amylin's related accounting treatment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Net Product Sales

We sell BYETTA® (exenatide) injection for the treatment of type 2 diabetes and SYMLIN® (pramlintide acetate) injection for the treatment of type 1 and type 2 diabetes primarily to wholesale distributors, who, in turn, sell to retail pharmacies and government entities. Product sales are recognized when delivery of the products has occurred, title has passed to the customer, the selling price is fixed or determinable, collectability is reasonably assured and we have no further obligations. We record product sales net of allowances for product returns, rebates, wholesaler chargebacks, wholesaler discounts, and prescription vouchers at the time of sale and report product sales net of such allowances. We must make significant judgments in determining these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (PPACA) as amended by the Health Care and Education Reconciliation Act. There are a number of provisions in the new legislation that will impact the pharmaceutical industry through increased discounts and an expansion of government funded insurance programs. Beginning in January 2011, drug manufacturers provide a discount of 50 percent of the patient's cost of branded prescription drugs for Medicare Part D participants who are in the "donut hole" (the coverage gap in Medicare prescription drug coverage). Our rebate allowance includes an accrual for our estimated share of the donut hole costs associated with product sales made through December 31, 2011 and was calculated using historical Part D utilization information provided by the Center for Medicare and Medicaid Services and third party market research data. The rebate allowance provided each quarter will vary depending upon estimated utilization rates.

We record all US BYETTA and SYMLIN product sales. For the first eleven months of the year ended December 31, 2011, and for the twelve months ended December 31, 2010 and 2009, with respect to BYETTA, we have determined that we are qualified as a principal based on our responsibilities under our contracts with Lilly, which include manufacture of product for sale in the US, responsibility for establishing pricing in the US, distribution, ownership of product inventory and credit risk from customers. As further described in Note 2, as a result of the Termination Agreement full responsibility for the commercialization of exenatide in the US was transferred to Amylin effective November 30, 2011.

Revenues Under Collaborative Agreements

Revenues under collaborative agreements consist of the amortization of product and technology license fees, milestone payments and royalties earned. Upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for substantive milestones are recognized upon achievement of the milestone. Any amounts received prior to satisfying these revenue recognition criteria are recorded as deferred revenue. Royalty revenue is earned on annual gross margins for all exenatide products sold outside of the US and is recorded based upon gross margins for such sales.

Collaborative Profit-Sharing

Collaborative profit-sharing represents Lilly's 50% share of the gross margin for BYETTA sales in the US (see Note 4). As further described in Note 2, as a result of the Termination Agreement, for the twelve months ended December 31, 2011, collaborative profit sharing reflects approximately eleven months of such sharing with Lilly while the twelve months ended December 31, 2010 and 2009 both reflect a full twelve months of such sharing.

Shipping and Handling Costs

Shipping and handling costs incurred for product shipments are included in cost of goods sold in the accompanying consolidated statements of operations.

Research and Development Expenses

Research and development costs are expensed as incurred and include salaries and bonuses, benefits, non-cash stock-based compensation, license fees, milestone payments due under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead and facilities costs. Reimbursed research and development costs under collaborative arrangements are recorded as a reduction to research and development expenses and are recognized in the period in which the related costs are incurred. Clinical trial costs, including costs associated with third-party contractors, are a significant component of research and development expenses. Invoicing from third- party contractors for services performed can lag several months. We accrue the costs of services rendered in connection with such activities based on our estimate of management fees, site management and monitoring costs, and data management costs. Actual clinical trial costs may differ from estimates and are adjusted in the period in which they become known.

Concentrations of Risk

We rely on third-party manufacturers for the production of certain of our products and drug candidates. If our third-party manufacturers are unable to continue manufacturing our products and/or drug candidates, or if we lose one of our sole source suppliers used in our manufacturing processes, we may not be able to meet market demand for our products and could be materially and adversely affected.

We have a collaboration agreement with Takeda Pharmaceutical Company Limited, or Takeda, for the development and commercialization of pharmaceutical products for obesity and related indications. Under this agreement Takeda provides funding for development and will provide funding for commercialization expenses. If Takeda is unable to perform these activities or were to terminate our collaboration with them, we would likely need to find a third party collaborator to continue developing our obesity program, which we may be unable to do.

We are also subject to credit risk from our accounts receivable related to product sales. We sell our products in the United States primarily to wholesale distributors. Our top four customers represented approximately 96% of net product sales in 2011 and 96% of the accounts receivable balance at December 31, 2011. We evaluate the credit worthiness of our customers and generally do not require collateral. We have not experienced any material losses on uncollectible accounts receivable to date.

Net product sales for the years ended December 31, 2011, 2010 and 2009 were $621.6 million, $651.1 million and $754.0 million, respectively, and consisted of sales of BYETTA and SYMLIN, less allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers.

The following table provides information regarding net product sales by product (in millions):

	Year ended December 31,		
	2011	2010	2009
BYETTA	$517.7	$559.3	$667.6
SYMLIN	103.9	91.8	86.4
	$621.6	$651.1	$754.0

Three of our customers each accounted for more than 10% of total net product sales for the year ended December 31, 2011. Four of our customers each accounted for more than 10% of total net product sales for the year ended December 31, 2010, and three of our customers each accounted for more than 10% of total net product sales for the year ended December 31, 2009. The following table summarizes the percent of our total net product sales that were attributed to each of these four customers (as a % of net product sales):

	Year ended December 31,		
	2011	2010	2009
McKesson Corporation	38%	36%	38%
Cardinal Health, Inc.	35%	35%	35%
Medco Health Solutions	14%	14%	12%
Amerisourcebergen Drug Corporation	*%	10%	*%

* Less than 10%

We invest our excess cash in accordance with our investment policy; our investments include US Government securities, securities of agencies sponsored by the US Government, asset-backed securities, mortgage-backed securities, debt instruments of financial institutions and corporations with investment- grade credit ratings. We mitigate credit risk by maintaining a well diversified portfolio and limiting the amount of investment exposure as to institution, maturity and investment type. Financial instruments that potentially subject us to significant credit risk consist principally of cash equivalents and short-term investments.

Cash and Cash Equivalents

We consider instruments with a maturity date of less than 90 days from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash relates to cash that is pledged as collateral for letters of credit issued by us, primarily in connection with office leases, pursuant to an Amended and Restated Letter of Credit and Cash Collateral Agreement entered into in December 2011.

Fair Value Measurements

We have certain financial assets and liabilities recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements.

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

Level 3 Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair value measurements as of December 31, 2011			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 99,859	$ 62,100	$ 37,759	$ —
Short-term investments	104,206	63,188	41,018	—
Restricted cash	10,519	10,519	—	—
Deferred compensation plan assets	8,192	8,192	—	—
Embedded derivative (2)	7,690	—	—	7,690
	$230,466	$143,999	$ 78,777	$ 7,690
Liabilities:				
Deferred compensation plan liabilities	$ 8,192	$ 8,192	$ —	$ —
Loss protection liability carried at fair value (3)	46,419	—	—	46,419
	$ 54,611	$ 8,192	$ —	$46,419

	Fair value measurements as of December 31, 2010			
	Total	Level 1	Level 2(1)	Level 3
Assets:				
Cash and cash equivalents	$164,521	$ 95,090	$ 69,431	$ —
Short-term investments	278,142	141,767	136,375	—
Restricted cash	15,000	15,000	—	—
Deferred compensation plan assets	8,520	8,520	—	—
	$466,183	$260,377	$205,806	$ —
Liabilities:				
Deferred compensation plan liabilities	8,520	8,520	—	—
	$ 8,520	$ 8,520	$ —	$ —

(1) During 2011, the Company changed how it categorizes amounts within the fair value hierarchy and thus, the amounts now reported as Level 2 fair value instruments at December 31, 2010 were previously shown as Level 1 and have been reclassified.

(2) The embedded derivative is associated with the promissory note related to the Revenue Sharing Obligation, or RSO, issued in connection with the Termination Agreement (see Note 2). The embedded derivative represents embedded options which would allow Amylin to discharge all or a portion of the obligation under certain circumstances (see Note 8 for the terms of the RSO). The fair value of the embedded derivative is calculated using a probability weighted expected return method, or PWERM. Significant inputs to the valuation include the following:

- Management's estimates of total revenue of exenatide products over the period in which the RSO is to be repaid;
- A variety of scenarios under which management estimated the probability that BYDUREON™ (exenatide for extended-release injectable suspension) would be approved by the US Food and Drug Administration , or the FDA, prior to June 30, 2014;
- A variety of scenarios under which all exenatide products would be removed from certain geographic markets for safety or efficacy reasons and remain unsalable for four consecutive years.

(3) The loss protection liability arose in connection with the Termination Agreement (see Note 2) and relates to payments required to be made prior to the final transfer of the markets outside the United States from Lilly to Amylin. The maximum that could be paid under the loss protection liability is $60.0 million over the period December 1, 2011 and December 31, 2013. The fair value of the loss protection liability is calculated using a PWERM. Significant inputs to the valuation include the following:

- Financial projections for markets outside the United States, or the OUS markets, which were provided to Amylin's management by Lilly;
- A variety of scenarios under which management estimated the extent to which these financial projections would be achieved, and the resulting payouts of the amounts that could be made for the twelve months ended December 31, 2012 and 2013.

There were no transfers between fair value measurement levels during the years ended December 31, 2011 and 2010, respectively.

The following table presents a reconciliation of the assets and liabilities measured at fair value on a quarterly basis using significant unobservable inputs (Level 3) from January 1, 2011 to December 31, 2011 (in thousands):

	Derivative Asset – Embedded Options
Assets:	
Embedded derivative:	
Balance at January 1, 2011	$ —
Initial recognition of asset at fair value, November 2011	23,441
Adjustment to fair value charged to expense	(15,751)
Balance at December 31, 2011	$ 7,690

	Loss Protection Liability carried at fair value
Liabilities:	
Loss protection liability carried at fair value:	
Balance at January 1, 2011	$ —
Initial recognition of liability at fair value, November 2011	30,758
Adjustment to fair value charged to expense	15,661
Balance at December 31, 2011	$ 46,419

The fair value adjustment related to the embedded derivative represents the change in the fair value of the embedded option that relates to BYDUREON approval. As of December 31, 2011 we reviewed the status of the FDA regulatory approval process related to BYDUREON and re-assessed the likelihood that BYDUREON would receive FDA approval, which resulted in a decrease in the value of the related derivative asset.

The fair value adjustment related to the loss protection liability arose based upon new information we received regarding the amount of estimated loss protection we would be likely to pay to Lilly under this obligation.

Short-Term Investments

Our short-term investments, consisting principally of debt securities, are classified as available-for-sale, are stated at fair value and consist of both Level 1 and Level 2 financial instruments in the fair value hierarchy. We base the fair value of our Level 1 financial instruments that are in active markets using quoted market prices for identical instruments. Our Level 1 financial instruments include money market funds and mutual fund investments. We obtain the fair value of our Level 2 financial instruments, which are not in active markets, from a primary professional pricing source using quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Fair value obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement date benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset. We validate the quoted market prices provided by our primary pricing service by comparing the fair values of our Level 2 investment portfolio balance provided by our primary pricing service against the fair values of our Level 2 investment portfolio balance provided by our investment managers.

Unrealized holding gains or losses on these securities are included in other comprehensive loss in equity, net of related tax effects. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. For investments in mortgage-backed securities, amortization of premiums and accretion of discounts are recognized in interest income using the interest method, adjusted for anticipated prepayments as applicable. Estimates of expected cash flows are updated periodically and changes are recognized in the calculated effective yield prospectively as appropriate. Such amortization is included in interest income. Realized gains and losses are included in interest income and declines in value judged to be other-than-temporary on available-for-sale securities are included in impairment loss on investments. In assessing potential impairment of our short-term investments, we evaluate the impact of interest rates, potential prepayments on mortgage-backed securities, changes in credit quality, the length of time and extent to which the market value has been less than cost, and our intent and ability not to sell the security in order to allow for an anticipated recovery in fair value. The cost of securities sold is based on the specific-identification method.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts, product returns and chargebacks. Allowances for rebate discounts and distribution fees are included in other current liabilities in the accompanying consolidated balance sheets. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns and individual customer circumstances. The allowance for doubtful accounts was $2.1 million and $1.0 million at December 31, 2011 and 2010, respectively.

Inventories, net

Inventories are stated at the lower of cost or market (net realizable value) and net of a valuation allowance for potential excess or obsolete material, with no reserve and $1.4 million at December 31, 2011 and December 31, 2010, respectively. Cost is determined by the first-in, first-out method.

Raw materials consist of bulk drug material for BYETTA, SYMLIN and BYDUREON. Work-in-process inventories consist of in-process BYETTA cartridges, in-process SYMLIN cartridges and in-process vials for BYDUREON. Finished goods inventories consist of BYETTA drug product in a disposable pen/cartridge delivery system and finished SYMLIN drug product in a disposable pen/cartridge delivery system.

We expense costs relating to the purchase and production of pre-approval inventories for which the sole use is pre-approval products as research and development expense in the period incurred until such time as we believe future commercialization is probable and future economic benefit is expected to be realized. Beginning in the fourth quarter of 2011 we began capitalizing pre-approval inventory specific to BYDUREON based upon management's judgment of probable future commercial use and net realizable value. As of December 31, 2011, we have capitalized $45.1 million of pre-approval inventories. As disclosed in Note 14, on January 27, 2012 the FDA approved BYDUREON for commercial sale in the United States.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Land improvements	10 years
Laboratory equipment	5 to 10 years
Leasehold improvements	Lesser of the lease term or the useful life
Production equipment	10 years
Office equipment, furniture and computer software	3 to 5 years
Buildings	5 to 40 years

We recorded depreciation expense of $49.4 million, $57.3 million, and $37.8 million in the years ended December 31, 2011, 2010 and 2009, respectively.

Interest costs incurred during the construction of major capital projects are capitalized until the underlying asset is ready for its intended use, at which point the interest cost is amortized as depreciation expense over the estimated useful life of the asset.

FDA validation costs, which to date relate to our manufacturing facility for BYDUREON, are capitalized as part of the effort required to acquire and construct long-lived assets, including readying them for their initial intended use, and are amortized over the estimated useful life of the asset.

We record impairment losses on property, plant and equipment used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. We are subject to regulatory requirements with respect to our currently approved products and product candidates that can result in us not obtaining approval for product candidates in development or even discontinuance of the ability to sell our existing products. Therefore, we must regularly evaluate our ability to realize assets associated with our products and product candidates, including our BYDUREON manufacturing facility. As of December 31, 2011 there are no indicators of impairment associated with such assets. We also record assets to be disposed of at the lower of their carrying amount or fair value less cost to sell. For the years ended December 31, 2011, 2010 and 2009, we recorded $0.2 million, $7.4 million and $0 million, respectively, in asset impairments related to impaired leasehold improvements associated with facility leases we will no longer use in our operations as part of our restructuring discussed in Note 5. While we have a history of operating and cash flow losses, we believe the expected future cash flows to be received support the carrying value of our long-lived assets and accordingly, we have not recognized any material impairment losses as of December 31, 2011, other than the impaired leasehold improvements noted above.

Investments in Unconsolidated Entities

We use the equity method of accounting for investments in other companies that are not controlled by us and in which our interest is generally between 20% and 50% of the voting shares or we have significant influence over the entity, or both. Our share of the income or losses of these entities is included in interest and other expense. As of December 31, 2011, we have no investments in unconsolidated entities. As of December 31, 2010 the net book value of such assets totaled $2.3 million and was included in other long-term assets. During the year ended December 31, 2011 we did not record any equity method investee gains or losses. We recorded $3.4 million and $4.0 million of equity method investee losses during the years ended December 31, 2010 and 2009, respectively. During the year ended December 31, 2010 we recognized an impairment loss of $1.7 million on one of our equity method investments. We recognized the impairment loss after assessing the financial and technical performance of the entity in which the investment was made as well as the entity's ability to raise additional capital in significantly deteriorated financial markets to fund ongoing operations. There were no such impairments during the years ended December 31, 2011 or December 31, 2009.

Intangible assets

Our intangible assets consist of the consideration allocated to the reacquired economic interest in the US for BYETTA. This intangible asset is being amortized over the expected economic use of the asset. Our amortization policy reflects the pattern by which the economic benefits of the intangible assets are consumed, and that pattern is reliably determinable.

	Estimated Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangible Assets Subject to Amortization:				
Intangible asset related to reacquired economic interest in the US for BYETTA	13	$277,848	$ (4,006)	$273,842

For the year ended December 31, 2011 total expense related to the amortization of intangible assets was $4.0 million. For the years ended December 31, 2010 and 2009 there was no amortization expense associated with intangible asset amortization.

The estimated annual amortization of intangible assets for the next five years is shown in the following table (in thousands). Actual amortization expense reported in future periods could differ from these estimates.

Twelve months ended December 31,	Estimated Amortization Expense
2012	$ 31,122
2013	26,069
2014	26,224
2015	24,191
2016	21,373
Thereafter:	144,863
	$ 273,842

Net Loss Per Share

Basic and diluted net loss applicable to common stock per share is computed using the weighted average number of common shares outstanding during the period. Shares used in calculating basic and diluted net loss per common share exclude the following common share equivalents (in thousands):

	Years ended December 31,		
	2011	2010	2009
Antidilutive options and awards to purchase common stock	388	1,432	209
Antidilutive shares underlying convertible senior notes	11,091	15,238	15,238
	11,479	16,670	15,447

In future periods, if we report net income and the common share equivalents for our convertible senior notes are dilutive, the common stock equivalents will be included in the weighted average shares computation and interest expense related to the notes will be added back to net income to calculate diluted earnings per share.

Derivative Financial Instruments

The Company's promissory note related to the RSO payable to Lilly (see Notes 2 and 8) contains an embedded feature that allows Amylin to discharge the obligation under certain circumstances. Specifically, the RSO could be fully discharged in the event (i) BYDUREON is not approved by June 30, 2014 or (ii) in the event all exenatide products are removed from either the US market, the OUS market or worldwide, for four consecutive years for safety or efficacy reasons. In accordance with applicable authoritative guidance for derivative instruments, we have bifurcated the embedded options from the RSO and are accounting for them as derivative assets. These embedded options were initially recorded as derivative assets at their fair value, defined as Level 3 in the fair value hierarchy.

From time to time we mitigate certain financial exposures, including currency risk and interest rate risk, through a controlled program of risk management that includes the use of derivative financial instruments. Derivatives are recorded on the balance sheet at fair value, with changes in value being recorded in interest and other income and interest and other expense.

We recognized unrealized losses on derivative financial instruments of $15.8 million for the year ended December 31, 2011, realized gains on derivative financial instruments of $2.8 million for the year ended December 31,2010 and unrealized gains of $1.9 million on derivative financial instruments for the year ended December 31, 2009.

The following table summarizes the fair value and balance sheet classification of our derivative financial instruments as of December 31, 2011 and 2010 (in thousands):

	December 31, 2011		December 31, 2010	
	Fair Value	Balance sheet location	Fair Value	Balance sheet location
Embedded derivative (tied to FDA approval of BYDUREON)	$ 5,249	Other current assets	$ —	Other current assets
Embedded derivative (tied to safety or efficacy issues associated with exenatide products)	2,441	Other long-term assets	—	Other long-term assets
Total derivative assets	$ 7,690		$ —	

Comprehensive Loss

Comprehensive loss includes net loss and unrealized gains and losses on investments net of related tax effects. We disclose the accumulated balance of other comprehensive loss as a separate component of stockholder's equity.

Accounting for Stock-Based Compensation

Stock-based compensation expense for equity-classified awards, principally related to stock options, restricted stock units, or RSUs, and stock purchase rights under the Employee Stock Purchase Plan, or ESPP, is measured at the grant date, based on the estimated fair value of the award and is recognized over the employees requisite service period. We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options granted and stock purchase rights under the ESPP. The assumptions used for the specified reporting periods and the resulting estimates of weighted-average estimated fair value per share of options granted and employee stock purchase rights during those periods are as follows:

	Years ended December 31,		
	2011	2010	2009
Volatility—stock options	60.4%	60.9%	80.9%
Volatility—stock purchase rights	78.7%	49.6%	97.9%
Expected life in years—stock options	4.3	4.2	4.3
Expected life in years—stock purchase rights	0.5	0.5	0.5
Risk-free interest rate—stock options	2.0%	2.7%	1.6%
Risk-free interest rate—stock purchase rights	0.1%	0.2%	0.4%
Dividend yield	— %	— %	— %
Weighted average estimated fair value per share of options granted	$7.28	$9.10	$5.73
Weighted average estimated fair value per share of stock purchase rights granted	$4.75	$5.77	$4.04

We estimate volatility based upon the historical volatility of our common stock for a period corresponding to the expected term of our employee stock options and the implied volatility of market-traded options on our common stock with various maturities between six months and two years. The determination to use implied volatility in addition to historical volatility was based upon the availability of actively traded options on our common stock and our assessment that the addition of implied volatility is more representative of future stock price trends than historical volatility alone.

The expected life of our employee stock options represents the weighted-average period of time that options granted are expected to be outstanding in consideration of historical exercise patterns and the assumption that all outstanding options will be exercised at the mid-point of the then current date and their maximum contractual term.

The risk-free interest rates are based on the yield curve of US Treasury strip securities in effect at the time of grant for periods corresponding with the expected life of our employee stock options. We have never paid dividends and do not anticipate doing so for the foreseeable future. Accordingly, we have assumed no dividend yield for purposes of estimating the fair value of our stock-based payments to employees.

The fair values of RSUs are estimated based on the market price of our common stock on the date of grant. The weighted-average estimated fair values of employee RSUs granted during 2011 and 2010 were $14.13 and $14.33, respectively. No RSUs were granted in 2009.

Stock-based compensation expense recognized is based on awards ultimately expected to vest, and therefore is reduced by expected forfeitures. We estimate forfeitures based upon historical forfeiture rates, and will adjust our estimate of forfeitures if actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative adjustment in the period of the change and will also impact the amount of stock-based compensation expense in future periods.

Total employee non-cash stock-based compensation expense by operating statement classification is presented below (in thousands):

	Year ended December 31,		
	2011	2010	2009
Selling, general and administrative expenses	$21,716	$24,053	$28,351
Research and development expenses	10,756	11,969	15,411
Total	$32,472	$36,022	$43,762

Stock-based compensation expense capitalized as part of inventory and fixed assets was negligible and did not impact our reported cash flows for the years ended December 31, 2011, 2010 and 2009.

In addition to the stock-based compensation discussed above, we also record non-cash expense associated with our Employee Stock Ownership Plan, or ESOP, and our 401(k) plan. The breakdown of non-cash ESOP and 401(k) expense by operating statement classification is presented below (in thousands):

	Year ended December 31,		
	2011	2010	2009
Selling, general and administrative expenses	$ 9,809	$11,349	$11,609
Research and development expenses	6,718	8,386	8,552
Total	$16,527	$19,735	$20,161

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income " (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated

Other Comprehensive Income in Accounting Standards Update No. 2011-05 , which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for Amylin means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on our financial position or results of operations.

2. Settlement and Termination of Lilly Collaboration

As indicated in Note 1, effective November 7, 2011 Amylin and Lilly entered enter into the Termination Agreement to terminate their collaboration for exenatide and resolve the outstanding litigation between the companies. As part of the agreement, the parties agreed to transition full responsibility for the worldwide development and commercialization of exenatide to Amylin, starting in the United States, or US, on November 30, 2011 and progressing to all markets by the end of 2013. In the event the OUS transition does not occur by December 31, 2013, our transition agreement with Lilly contains various provisions with respect to future rights and obligations of each party that extend beyond December 31, 2013.

Under the terms of the new agreement, Amylin agreed to make a one-time, upfront payment to Lilly of $250 million. Amylin also agreed to make future revenue sharing payments to Lilly in an amount equal to 15 percent of global net sales of exenatide products until Amylin has made aggregate payments to Lilly of $1.2 billion plus accrued interest. In connection with this revenue sharing obligation, Amylin issued a secured promissory note in the amount of $1.2 billion, the terms of which are further described in Note 8. If Amylin's investigational once weekly version of exenatide, BYDUREON, has not received FDA approval prior to June 30, 2014, Amylin's revenue sharing obligations will terminate, and Amylin shall thereafter pay Lilly 8 percent of global net sales of exenatide products. With the FDA approval of BYDUREON on January 27, 2012 (see Note 14), this option for the debt to be discharged and replaced by an 8% royalty has expired. In addition, the note, or a portion of the note, would be fully discharged if all exenatide products are withdrawn from either the US market, all of Europe or both for four consecutive years for safety or efficacy reasons. In the event Amylin receives upfront or milestone payments from a third party in connection with an agreement with respect to exenatide products, Amylin is obligated to make payments on the RSO equal to 20% of such upfront or milestone payments. Amylin will also pay a $150 million milestone to Lilly contingent upon FDA approval of a once monthly suspension version of exenatide that is currently in Phase 2. The companies also agreed that the maturity date for the $165 million line of credit that Amylin drew from Lilly in May 2011, or the Lilly Note Payable will be extended from the second quarter of 2014 to the second quarter of 2016; no other terms of the Lilly Note Payable were changed.

Lilly's involvement in the US commercial operations ceased on November 30, 2011. Regarding the OUS markets, Lilly is to transfer responsibility for commercialization of BYETTA injection and BYDUREON to Amylin or its designee by December 31, 2013, which is the expected end of the OUS Transition period. Amylin will provide input to Lilly regarding their plans to manage and ultimately transfer the OUS markets to Amylin during the OUS Transition period and has guaranteed to reimburse Lilly for any losses they may incur pertaining to the OUS exenatide-related activities during that period, up to a total of $60 million. In addition to the consideration specifically outlined in the Termination Agreement, the total consideration was adjusted for a settlement of pre-existing relationships.

We evaluated whether the Termination Agreement should be accounted for as a single transaction or as a transaction that consists of separate elements relating to the OUS operations and US operations. Because the OUS operations and US operations (1) have independent economic value and substance, (2) could be purchased or sold on an individual basis and (3) qualify as a business combination and the reacquisition of previously shared economic interests through the termination of a contract, respectively, we determined that the OUS operations and US operations should be accounted for as separate elements. The OUS operation constitutes a business, as defined by ASC 805, "Business Combinations", and the transition of the OUS operations will be accounted for as a business combination when control transfers from Lilly to Amylin. With respect to the contract termination, certain aspects of the US operations represent the reacquisition of a previously shared economic interest that qualify as an asset for developed products and the amounts relating to the unapproved products are expensed. The transaction also included the modification of the Lilly Note Payable and the settlement of pre-existing relationships, which resulted in an adjustment to the consideration transferred as described below.

The consideration transferred consists of the following:

	In 000's
Upfront payment, in cash	$ 250,000
Promissory note related to the RSO, at fair value	976,821
Loss protection liability related to the OUS Transition period	30,758
Settlement of pre-existing relationships, foregone milestone payments under collaboration agreement and other settled amounts, at fair value	(159,885)
Total consideration paid	$1,097,694
Derivative asset embedded in promissory note related to RSO	(23,441)
Consideration paid to extending the maturity on Note Payable to Lilly	(10,112)
Net consideration related to exenatide rights reacquired in the US and to be acquired as a business OUS	$1,064,141

The components of the consideration are described below:

- The RSO represents the fair value of Amylin's obligation to make payments to Lilly in the amount of 15 percent of global net sales of exenatide products until an aggregate amount of $1.2 billion plus accrued interest is made. The RSO was valued using the income approach utilizing cash flow analyses projecting expected net sales for exenatide products over the life cycle.
- The loss protection liability related to the OUS market is a financial instrument recorded at fair value and represents Amylin's obligation to reimburse Lilly for exenatide-related losses in the OUS markets during the OUS Transition period. The liability was valued using a PWERM and the resulting estimated liability was discounted to present value. Significant inputs to the valuation are described in Note 1 under the heading ***Fair Value Measurements***. This liability is a Level 3 financial instrument.
- The settlement of pre-existing relationships, foregone milestone payments under collaboration agreement and other settled amounts, at fair value relate primarily to payments Lilly made to Amylin in connection with our former collaboration which were recorded as deferred liabilities (see Note 5). To reflect the settlement of the pre-existing relationship between Amylin and Lilly, the unamortized portion of the deferred liabilities as of November 7, 2011 was removed from the balance sheet and allocated as a reduction of the consideration for the transaction. Additionally, included herein are foregone milestone payments under the collaboration agreement and other settled amounts primarily representing milestones associated with the commercialization of exenatide that Amylin was entitled to receive from Lilly under the former collaboration. Under the Termination Agreement, Amylin will forego the receipt of these milestones. The fair value of these foregone milestones was calculated using a PWERM and such payments were discounted to present value. Significant inputs to the valuation included a variety of scenarios under which management estimated the probability that BYDUREON would be approved by (1) the FDA prior to June 30, 2014 and (2) the regulatory agency of a certain OUS market for which Lilly had an obligation to pay Amylin a commercialization milestone.
- The derivative asset embedded in the promissory note represents Amylin's ability to discharge all or a portion of the obligation under certain circumstances (see Note 8 for the terms of the RSO). The fair value of the embedded derivative is calculated using a PWERM. Significant inputs to the valuation are described in Note 1 under the heading ***Fair Value Measurements***. This asset is a Level 3 financial instrument.
- The consideration paid to modify the loan by extending the maturity on the note payable to Lilly represents the amount Amylin is deemed to have paid in connection with the extension of the maturity date of such note payable from May 23, 2014 to June 30, 2016. All other financial terms of the note are unchanged, including the interest rate of 5.51%, which is considered to be a below market interest rate. The deemed payment was valued using a discounted cash flow model which calculated the difference between the value of the additional interest payments that Amylin would have made at a market rate during the period of the debt extension (i.e., between May 23, 2014 and June 30, 2016) and the stated rate.

The $150 million milestone payment which is payable upon FDA approval of once-monthly exenatide is considered to be contingent consideration for accounting purposes and was allocated between the US and OUS operations on a relative fair value basis as of the transaction date, with $103.5 million ascribed to the reacquired rights from the US contract termination and $46.5 million to the OUS business to be acquired. This contingent consideration was not included in the allocation of the consideration for either the US reacquired rights resulting from the termination of a contract or the OUS business for the following reasons:

- The US reacquired rights arising from the termination of a contract follows asset acquisition accounting which means that the contingent consideration arrangement will be recognized when the contingency is resolved and the consideration is paid or becomes payable.

- The OUS operations will be accounted for as a business combination when control transfers from Lilly to Amylin; since the business combination has not yet been consummated, nothing has been recorded in connection with the OUS portion of the contingent consideration.

In addition to the components of consideration summarized above, a total of $11.3 million of transaction costs were incurred in connection with the transaction. The transaction costs were allocated between the US reacquired rights for approved and unapproved products arising from the termination of a contract and the OUS business to be acquired. This resulted in total capitalized transaction costs of $3.0 million for the reacquired rights on approved products in the US and $8.3 million of transaction costs expensed as operating expense.

We have allocated the consideration based upon the relative fair values relating to the reacquired rights in the US arising from the termination of a contract and the OUS operations to be acquired as a business as of November 7, 2011 as follows:

	Total Consideration Allocated (in 000's)
US reacquired rights resulting from the termination of a contract:	
Intangible asset related to reacquired economic interest in the US for BYETTA	$ 274,849
Reacquired economic interest in unapproved exenatide products in the US	461,595
Total allocated to US reacquired rights:	736,444
OUS operations to be acquired as a business:	
Economic interest in exenatide products to be reacquired as a business..	327,697
Total consideration allocated	$1,064,141

- The intangible asset related to the reacquired economic interest in the US for BYETTA represents the fair value of Lilly's former share of the BYETTA US gross margin and was based upon estimated future cash flows for BYETTA, using the multi-period excess earnings discounted cash flow method. The intangible asset will be amortized over the expected economic use of the asset.

- The reacquired economic interest in unapproved exenatide products in the US does not meet the definition of an asset given the uncertainty surrounding their future economic benefit and therefore these costs were expensed. The amount represents our anticipated increase in the US estimated cash flows for the unapproved products and was derived using the multi-period excess earnings discounted cash flow method to value the technology.
- The economic interest in exenatide products to be reacquired as a business relates to the economic interests in the OUS markets which will be acquired upon completion of the OUS transition, anticipated to be no later than December 31, 2013, and represents the prepaid acquisition price. The amount allocated to this asset represents the OUS estimated cash flows for BYETTA, BYDUREON and exenatide products currently in development and were estimated using the multi-period excess earnings discounted cash flow method to value the economic rights. Because the OUS markets represent a business consisting of long-term assets to be acquired under ASC 805, the value ascribed to this asset is recorded as a long-term asset.

The following table reconciles the amount allocated to reacquired economic interest in unapproved exenatide products in the US (i.e., the second item in the table above) to the net costs associated with reacquisition of economic interest in exenatide products, as reported for the year ended December 31, 2011 on the Consolidated Statements of Operations:

	Year ended December 31, 2011 (in 000's)
Cost to reacquire economic interest in unapproved exenatide products in the US	$ 461,595
Foregone milestone payments under collaboration agreement and other settled amounts	(57,995)
Transaction costs related to the reacquisition of exenatide product rights	8,320
Loss on fair value adjustment for loss protection liability	15,661
Amortization of intangible asset for US exenatide rights	4,006
Net costs associated with reacquisition of economic interest in exenatide products	$ 431,587

3. Investments

The following is a summary of our short-term investments as of December 31, 2011 and 2010 (in thousands):

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gains(1)	Gross Unrealized Losses(1)	Estimated Fair Value
December 31, 2011				
Obligations of US Government-sponsored enterprises	$ 40,914	$ 3	$ (45)	$ 40,872
Corporate debt securities	62,466	890	(22)	63,334
Total	$103,380	$ 893	$ (67)	$104,206
December 31, 2010				
US Treasury securities	$ 46,234	$ 4	$ —	$ 46,238
Obligations of US Government-sponsored enterprises	37,826	191	(50)	37,967
Corporate debt securities	191,680	743	(23)	192,400
Asset backed securities	1,531	6	—	1,537
Total	$277,271	$ 944	$ (73)	$278,142

(1) Other comprehensive loss included unrealized losses of $1.6 million and $1.1 million on investments underlying our 2001 Non-Qualified Deferred Compensation Plan at December 31, 2011 and 2010, respectively.

The gross realized gains on sales of available-for-sale securities totaled approximately $0.2 million, $0.2 million and $0.7 million and the gross realized losses totaled $0.2 million, $0 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Contractual maturities of short-term investments at December 31, 2011 were as follows (in thousands):

	Fair Value
Due within 1 year	$ 65,034
After 1 but within 5 years	36,774
After 5 but within 10 years	—
After 10 years	2,398
Total	$104,206

For purposes of these maturity classifications, the final maturity date is used for securities not due at a single maturity date, specifically mortgage-backed securities, which are included in Obligations of US Government-sponsored enterprises in the table above, and asset-backed securities.

The following table shows the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S Government- sponsored enterprises	$32,061	$ (35)	$1,966	$ (10)	$34,027	$ (45)
Corporate debt securities	41,565	(22)	—	—	41,565	(22)
	$73,626	$ (57)	$1,966	$ (10)	$75,592	$ (67)

During the year ended December 31, 2009 we recognized a $1.4 million other-than-temporary impairment loss for credit-related losses associated with two securities in our portfolio. The impairment loss was based upon the difference between the amortized cost basis and the observed market prices for the securities.

The unrealized losses on our remaining investments are due in most instances to the increased volatility in the markets impacting the classes of securities we invest in and are not due to deterioration in credit ratings. Our investments have a short effective duration, and since we have the ability and intent not to sell these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2011.

4. Other Financial Information

Inventories consist of the following (in thousands):

	December 31, 2011		
	Commercial	Pre-approval(1)	Total
Raw materials	$ 43,125	$ 31,668	$ 74,793
Work-in-process	16,703	13,452	30,155
Finished goods	7,011	—	7,011
	$ 66,839	$ 45,120	$111,959

	December 31, 2010		
	Commercial	Pre-approval	Total
Raw materials	$ 90,183	$ —	$ 90,183
Work-in-process	19,051	—	19,051
Finished goods	9,395	—	9,395
	$ 118,629	$ —	$118,629

(1) Pre-approval inventories include raw materials and work-in-process for the manufacture of BYDUREON. As indicated in Note 14, on January 27, 2012 we announced that we received FDA approval for BYDUREON.

Inventories are stated at the lower of cost or market (net realizable value) and net of a valuation allowance for potential excess or obsolete material of $0 and $1.4 million at December 31, 2011 and 2010, respectively. Raw materials consist of bulk drug material for BYETTA, SYMLIN and BYDUREON. Work-in-process inventories consist of in-process BYETTA cartridges, in-process SYMLIN cartridges and in-process BYDUREON vials. Finished goods inventories consist of BYETTA drug product in a disposable pen/cartridge delivery system, finished SYMLIN drug product in a disposable pen/cartridge delivery system.

Other current assets consist of the following (in thousands):

	At December 31,	
	2011	2010
Prepaid expenses	$24,669	$16,272
Interest and other receivables	16,297	20,631
Other current assets	8,192	8,555
	$49,158	$45,458

Property, plant and equipment consist of the following (in thousands):

	At December 31,	
	2011	2010
Land and land improvements	$ 13,853	$ 13,853
Laboratory equipment	51,511	54,710
Leasehold improvements	73,902	73,381
Production equipment	141,287	140,949
Office equipment, furniture and computer software	75,998	87,588
Buildings	245,722	245,396
Construction in progress	437,032	370,058
	1,039,305	985,935
Less accumulated depreciation and amortization	(208,143)	(174,190)
	$ 831,162	$ 811,745

Construction in progress consists of costs associated with our manufacturing facility for BYDUREON, which is currently under construction in Ohio (see Note 4), and costs associated with the BYDUREON pen device. During 2011 we placed into service certain general plant assets and during 2010 we placed into service the filling line, warehouse and certain general plant assets.

Other current liabilities consist of the following (in thousands):

	At December 31, 2011	2010
Accrued rebate discounts	$45,862	$41,094
Accrued expenses	43,458	30,603
Other current liabilities	10,289	6,655
	$99,609	$78,352

5. Collaborative Agreements

We have entered into various collaborative agreements which provide us with rights to develop, produce and market products using certain know-how, technology and patent rights maintained by our collaborative partners. Terms of the various collaboration agreements may require us to make or receive milestone payments upon the achievement of certain product research and development objectives and pay or receive royalties on future sales, if any, of commercial products resulting from the collaboration.

Amounts due from our collaborative partners related to development activities are generally reflected as an increase to or a reduction of research and development expenses and amounts due to or from our collaborative partners related to sharing of commercialization expenses are generally reflected as an increase to or reduction of selling, general and administrative expenses. Milestone payments and up-front payments received are generally reflected as collaborative revenue as discussed above in Note 1, and milestone payments and up-front payments made are generally recorded as research and development expenses if the payments relate to drug candidates that have not yet received regulatory approval. Milestone payments and up-front payments made related to approved drugs will generally be capitalized and amortized to cost of goods sold over the economic life of the product. Royalties received are generally reflected as collaborative revenues and royalties paid are generally reflected as cost of goods sold.

For collaborations with commercialized products, if we are the principal we record revenue and the corresponding operating costs in their respective line items within our statement of operations based on the nature of the shared expenses. If we are not the principal (which is the case for our sales of exenatide products to Lilly for sale outside the United States), we record operating costs as a reduction of revenue. The principal is the party who is responsible for delivering the product or service to the customer, has latitude with establishing price and has the risks and rewards of providing product or service to the customer, including inventory and credit risk.

Collaboration with Eli Lilly and Company

In September 2002, we and Lilly entered into a Collaboration Agreement for the global development and commercialization of exenatide, or the Lilly Agreement. The Lilly Agreement was amended in 2006 and in 2009. As described in Note 2, on November 7, 2011 we and Lilly entered into the Termination Agreement to terminate our collaboration for exenatide and resolve the outstanding litigation between the companies. Under the agreement, the companies completed the US Transition on November 30, 2011, or the US Transition Date and the OUS Transition will occur no later than December 31, 2013. In the event the OUS transition does not occur by December 31, 2013, the agreement contains various provisions with respect to future rights and obligations of each party that extend beyond December 31, 2013.

The Lilly Agreement includes BYETTA, our twice-daily formulation of exenatide for the treatment of type 2 diabetes, and any sustained release formulations of exenatide such as BYDUREON, our once-weekly formulation of exenatide for the treatment of type 2 diabetes, which received FDA approval on January 27, 2012. Under the terms of the Lilly Agreement, operating profits from products sold in the United States were shared equally between us and Lilly through November 30, 2011, which is the date Lilly's involvement in the United States commercial operations ceased. Lilly was responsible for 53% of shared exenatide global development and commercialization expenses that generate utility both in the United States and outside the United States through the US Transition Date; we were responsible for 47% of these expenses. Lilly is responsible for 100% of all exenatide development and commercialization expenses that generate utility predominantly outside of the US until the OUS Transition is complete. The Lilly Agreement provides for tiered royalties payable to us by Lilly based upon the annual gross margin for all OUS exenatide product sales, including any long-acting release formulations. Royalty payments for OUS exenatide product sales commenced during the second quarter of 2011 upon the achievement of a one-time cumulative gross margin threshold.

At the commencement of the Lilly Agreement, Lilly made initial non-refundable payments to us totaling $80 million, of which $50 million was amortized to revenues under collaborative agreements prior to 2004. The remaining $30 million was amortized to revenues ratably over a seven-year period which ended in 2009 and represented our estimate of the period of our performance of significant development activities under the agreement.

Under the Lilly Agreement, Lilly also agreed to make milestone payments contingent upon the commercial launch of exenatide in selected territories throughout the world, including both twice-daily and sustained release formulations. From the inception of the Lilly Agreement, the total commercial milestone payments earned and recorded as revenue through December 31, 2011 totaled $65 million, of which $15 million was earned upon the July 2011 launch of BYDUREON in the European Union.

In October 2008, we and Lilly entered into an Exenatide Once Weekly Supply Agreement, or the Supply Agreement, pursuant to which we agreed to supply commercial quantities of BYDUREON for sale in the US. Under the terms of the Supply Agreement, Lilly made a cash payment of $125 million to us, which represents an amount to compensate us for the estimated past and future cost of carrying Lilly's share of the capital investment made in our manufacturing facility in Ohio. Lilly's share of the capital investment would have otherwise been charged to them when we allocated product costs to them for products produced at the facility through our existing cost sharing arrangement. In addition to this cash payment, we intended to recover Lilly's share of the capital investment in the facility through an allocation of depreciation expense in cost of goods as discussed below. Under the terms of the Supply Agreement, we agreed not to charge Lilly for its share of the interest costs capitalized to the facility or any future financing cost that may be related to financing the facility. The $125 million payment is comprised of the following two components:

- A reimbursement to us of Lilly's share of interest costs capitalized to the facility. These interest costs were to be credited to Lilly in the form of a reduction of the cost of goods sold for BYDUREON as incurred under the Supply Agreement. The deferred credit associated with this balance was to be amortized to collaborative profit sharing over the estimated life of the underlying assets. As of November 7, 2011 the unamortized deferred credit associated with capitalized interest totaled $72.2 million.
- Deferred collaborative revenue for services we would have provided to Lilly under the Supply Agreement. The deferred collaborative revenue was being amortized to revenues under collaborative agreements ratably over the economic useful life of the BYDUREON product. As of November 7, 2011 the unamortized deferred collaborative revenue balance totaled $48.3 million.

In connection with the Termination Agreement, the Supply Agreement was amended and restated effective November 7, 2011, or the Amended and Restated Supply Agreement, pursuant to which Lilly will pay Amylin a fixed price for product supplied under the agreement and Amylin no longer has an obligation to reimburse Lilly for cost of goods sold for BYDUREON as incurred, nor does Amylin have an obligation to provide collaborative services to Lilly under the Supply Agreement. Under the terms of the Amended and Restated Supply Agreement, we are required to manufacture BYDUREON intended for commercial sale by Lilly in jurisdictions outside the United States through the OUS Transition period.

In May 2009, we and Lilly entered into a joint supply agreement for a BYDUREON pen device, or the Device Agreement. Through the effective date of the Termination Agreement we collaborated with Lilly in the development of a BYDUREON a dual chamber cartridge pen device. We and Lilly shared the capital and development costs and the total capital investment through November 7, 2011 was allocated approximately 60% to Lilly and 40% to us, with Lilly funding its share as the capital expenditures were incurred. Through December 31, 2011, we have incurred $216.4 million in capital expenditures associated with the BYDUREON pen device, which amount is included in construction in progress. Through November 7, 2011 Lilly has paid $103.4 million for these expenditures. Capital reimbursements from Lilly, which were included in deferred collaborative profit-sharing in the accompanying consolidated balance sheet, were being deferred and were to be amortized to collaborative profit sharing for Lilly's share of the depreciation included in cost of goods sold for the BYDUREON pen device, as incurred. In connection with the Termination Agreement, the Device Agreement was amended and restated effective November 7, 2011 pursuant to which Amylin will pay Lilly a fixed price for product supplied under the agreement and Amylin no longer has an obligation to reimburse Lilly for these deferred costs.

Both the Supply Agreement and the Device Agreement were evaluated for settlement of a pre-existing relationship as of November 7, 2011 and the consideration allocated to the Termination Agreement was adjusted by the amount of the unamortized balance of the $125 million payment made by Lilly and the total capital expenditures paid to Amylin by Lilly; see further discussion in Note 2.

The following is a summary of activity related to our collaboration with Lilly and the location in the consolidated statements of operations (in thousands):

Activity	Classification within Consolidated Statements of Operations	Year Ended December 31, 2011	2010	2009
Royalty revenue	Revenues under collaborative agreements	$ 3,845	$ —	$ —
Milestone payments	Revenues under collaborative agreements	$ 15,000	$ 10,000	$ —
Amortization of up-front payments	Revenues under collaborative agreements	$ 2,763	$ —	$ 3,086
Gross margin cost-sharing	Collaborative profit sharing	$(222,545)	$(257,127)	$(302,861)
Development expense cost-sharing payments received from Lilly for BYETTA and BYDUREON development expense	Reduction of research and development expense	$ 79,288	$ 72,555	$ 66,571
Cost-sharing payments due to Lilly for shared sales force expenses, marketing expenses and other commercial or operational support	Increase to selling, general and administrative expense	$ (10,177)	$ (25,388)	$ (5,251)

Collaboration with Alkermes, Inc.

In May 2000 we entered into a development and license agreement with Alkermes Controlled Therapeutics, Inc. II, or Alkermes, a subsidiary of Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies. The development and license agreement, or the Alkermes Agreement, was amended in 2005 and provides for Alkermes to assist us in the development, manufacture and commercialization of BYDUREON. Under the terms of the Alkermes Agreement, Alkermes has transferred to us its technology for manufacturing BYDUREON. We are responsible for manufacturing BYDUREON for commercial sale. In exchange, Alkermes is entitled to receive funding for research and development and may earn future milestone payments upon achieving specified development and commercialization goals. Alkermes will also receive royalties on any future product sales.

In addition to the collaboration agreement, Alkermes is also supplying us with the polymer materials required for the commercial manufacture of BYDUREON under a Supply Agreement dated December 29, 2007.

Collaboration with Takeda Pharmaceutical Company, Ltd

On October 30, 2009, we and Takeda Pharmaceutical Company Limited, or Takeda, entered into a License, Development and Commercialization Agreement, or the Takeda Agreement, pursuant to which the companies will co-develop and commercialize pharmaceutical products containing compounds specified in the Takeda Agreement for the treatment of human indications including, but not limited to, (i) weight management and/or obesity, (ii) glycemic control and (iii) cardiovascular disease. We received a one-time, nonrefundable cash payment of $75 million from Takeda in connection with the execution of the Takeda Agreement. We recorded the up-front payment as deferred revenue in our consolidated balance sheets and will recognize the revenue over the estimated development period of ten years. As of December 31, 2011 deferred revenue associated with the Takeda Agreement equaled $58.8 million, of which $51.3 million is classified as long-term.

The following is a summary of activity related to the Takeda Agreement and the location in the consolidated statements of operations (in thousands):

Activity	Classification within Consolidated Statements of Operations	Year Ended December 31, 2011	2010	2009
Amortization of up-front payments	Revenues under collaborative agreements	$ 7,500	$ 7,500	$ 1,250
Cost-sharing payments due from Takeda for shared development expenses	Reduction of research and development expense	$ 11,642	$ 16,697	$ 1,530

6. Restructuring

During 2011 we reduced our workforce, referred to as the 2011 Restructuring, and recorded restructuring charges of $7.2 million consisting of employee separation costs, facilities-related charges, asset impairment charges and other direct incremental charges.

During 2010 we reduced our workforce, referred to as the 2010 Restructuring, and recorded restructuring charges of $16.8 million consisting of employee separation costs, facilities-related charges, asset impairments charges and other direct incremental charges.

In 2009, we announced a restructuring of our sales force, or the 2009 Restructuring. We recorded restructuring charges of $17.0 million during the year ended December 31, 2009 consisting of employee separation costs, facilities related charges and other direct incremental charges.

The costs associated with the 2011, 2010 and 2009 Restructuring activities were reported as a separate line item in the accompanying Consolidated Statement of Operations for each year and were comprised of the following components (in thousands):

	Year ended December 31,		
	Accruals	Non-cash items	Total
2009 Activity			
Facilities related charges	$ 5,391	$ 213	$ 5,604
Employee separation costs	10,629	281	10,910
Other restructuring charges	466	—	466
Total restructuring charges for the year ended December 31, 2009:	$16,486	$ 494	$16,980
2010 Activity			
Facilities related charges	$12,388	$ (6,629)	$ 5,759
Employee separation costs	3,156	—	3,156
Asset impairments	—	7,398	7,398
Other restructuring charges	467	—	467
Total restructuring charges for the year ended December 31, 2010:	$16,011	$ 769	$16,780
2011 Activity			
Facilities related charges	$ 1,787	$ —	$ 1,787
Employee separation costs	5,108	—	5,108
Asset impairments	(399)	645	246
Other restructuring charges	49	—	49
Total restructuring charges for the year ended December 31, 2011:	$ 6,545	$ 645	$ 7,190

Facilities related charges recorded during the year ended December 31, 2009 consisted of additional estimated losses associated with the facility leases we ceased using in 2008. An additional loss of $5.6 million was recorded and was based upon recently executed sub-lease agreements and a related reassessment of current market conditions.

Facilities related charges recorded as part of the 2010 Restructuring included estimated losses associated with certain facility leases in our San Diego campus which we no longer use in our operations and which we ceased using in the year ended December 31, 2010 of $ 3.2 million. Additionally, we recorded additional estimated losses associated with the facility leases we ceased using in 2008 of $2.6 million based upon recently executed sub-lease agreements and a related reassessment of current market conditions. The facilities related charge recorded during the year ended December 31, 2010 is net of a non-cash credit related to the reversal of deferred rent associated with the leases.

In 2011, we recorded additional estimated losses associated with the facility leases we ceased using in 2008 and 2010 of $1.8 million based upon recently executed sub-lease agreements and a related reassessment of current market conditions.

We expect to incur approximately $8.9 million of accretion expense over the remaining term of the leases, which have expiration dates from 2015 to 2018.

Employee separation costs for the 2009, 2010 and 2011 Restructurings consist primarily of severance costs. Asset impairments recorded as part of the 2010 Restructuring primarily relate to impaired leasehold improvements associated with the facility leases discussed above. The asset impairment costs recorded as part of the 2011 Restructuring Other restructuring charges consist of incremental direct costs associated with the 2009, 2010 and 2011 Restructurings.

The following table sets forth activity in the restructuring liability (in thousands):

	Employee separation costs	Facilities related charges	Other restructuring charges	Total
Balance at December 31, 2009	$ —	$ 31,980	$ —	$ 31,980
Accruals	3,156	12,388	467	16,011
Payments	(3,156)	(11,744)	(467)	(15,367)
Accretion of sub-lease expense	—	2,672	—	2,672
Balance at December 31, 2010	$ —	$ 35,296	$ —	$ 35,296
Accruals	$ 5,108	$ 1,787	$ (350)	$ 6,545
Payments	(2,963)	(10,219)	350	(12,832)
Accretion of sub-lease expense	—	3,273	—	3,273
Balance at December 31, 2011	$ 2,145	$ 30,137	$ —	$ 32,282

We have substantially completed all of the activities included in the restructuring plans for 2008, 2009 and 2010. All of the costs associated with the 2011, 2010 and 2009 Restructuring activities were incurred during the years ended December 31, 2011, 2010 and 2009, respectively.

7. Commitments and Contingencies

Lease Commitments

We lease our facilities under operating leases, with various terms, the majority of which expire between 2015 and 2019. The minimum annual rent on our facilities is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the leases. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Deferred rent totaled $5.7 million and $6.0 million at December 31, 2011 and 2010, respectively, of which $4.9 million and $5.3 million is included in other long-term obligations, net of current portion in the accompanying Consolidated Balance Sheets at December 31, 2011 and 2010, respectively. Certain of our facility leases contain incentives in the form of reimbursement from the landlord for a portion of the costs of leasehold improvements we have incurred. These incentives are recognized as a reduction of rental expense on a straight-line basis over the term of the respective leases. Unamortized leasehold improvement incentives totaled $3.5 million and $4.1 million for the years ended December 31, 2011 and 2010, respectively, of which $3.0 million and $3.5 million is included in other long-term obligations, net of current portion in the accompanying consolidated balance sheets at December 31, 2011 and 2010, respectively. In connection with certain restructuring activities, discussed in Note 6, we have subleased certain facility leases. As of December 31, 2011, the total minimum rentals to be received in the future under noncancelable subleases is $32.7 million.

We lease vehicles for our field force under operating leases, with lease terms up to four years, of which the first year is non-cancellable. Minimum future payments for the non-cancellable term of these leases are $0.3 million at December 31, 2011.

Minimum future annual obligations for facility and vehicle operating leases for years ending after December 31, 2011 are as follows (in thousands):

2012	$ 28,186
2013	28,506
2014	29,191
2015	20,847
2016	20,534
Thereafter	39,689
Total minimum lease payments	$166,953

Rent expense for the years ended December 31, 2011, 2010 and 2009, was $10.6 million, $12.2 million and $12.5 million, respectively.

Other Commitments

We have committed to make potential future milestone payments to third parties as part of in-licensing and development programs primarily related to research and development agreements. Potential future payments generally become due and payable only upon the achievement of certain developmental, regulatory or commercial milestones, such as achievement of regulatory approval, successful development and commercialization of products, and subsequent product sales. Because the achievement of these milestones is neither probable nor reasonably estimable, we have not recorded a liability on the balance sheet for any such contingencies.

As of December 31, 2011, if all such milestones are successfully achieved, the potential future milestone and other contingency payments due under certain contractual agreements are approximately $242.3 million in aggregate, of which $7.3 million is expected to be paid over the next twelve months.

We have committed to make future minimum payments to third parties for certain inventories in the normal course of business. The minimum contractual purchase commitments total $91.3 million as of December 31, 2011.

As of December 31, 2011, commitments associated with capital investments on the BYDUREON pen device are $5.3 million.

8. Indebtedness

Our indebtedness is summarized as follows:

	December 31, 2011	December 31, 2010
Current portion:		
Promissory note related to revenue sharing obligation	$ 63,552	$ —
Convertible senior notes-Due April 15, 2011	—	200,000
Current portion of indebtedness	$ 63,552	$ 200,000
Non-current portion:		
Convertible Senior notes, net of debt discount	$ 496,037	$ 468,697
Notes payable, net of debt discount	155,064	—
Promissory note related to revenue sharing obligation	924,306	—
Non-current portion of indebtedness	$1,575,407	$ 468,697

The following is a summary description of our indebtedness as of December 31, 2011:

Promissory Note Related to Revenue Sharing Obligation

As described in Note 2, in connection with the Termination Agreement, effective November 7, 2011 we entered into a secured promissory note with Lilly (previously defined as the RSO), under which we agreed to pay to Lilly a principal sum of $1.2 billion, plus interest. Repayments on the Secured Promissory Note are determined based upon the quarterly net sales of exenatide products The RSO has a scheduled maturity of December 31, 2036, however we may prepay all or any portion of the balance without penalty.

The following table summarizes the principal amount of the liability component (including accrued interest), the unamortized discount and net carrying amount of the RSO as of December 31, 2011 and 2010 (in thousands):

	December 31, 2011	December 31, 2010
Promissory note related to revenue sharing obligation —Due December 31, 2036		
Principal amount, including accrued interest	$1,209,109	$ —
Unamortized debt discount	(221,251)	—
Net carrying amount	987,858	—
Less current portion	(63,552)	—
Non-current portion	$ 924,306	$ —

The significant terms of the RSO are summarized below.

Interest accruals. Interest on the RSO accrues and compounds in an amount equal to 2.295% of the total RSO balance outstanding on the last day of the calendar quarter (with an annual effective rate of 9.5%). Interest is not payable in cash when it accrues, but is instead added to the then outstanding principal amount of the RSO on the last day of each quarter. During the period commencing December 1, 2011 and including December 31, 2011, interest accrued and compounded in an amount equal to 0.759% of the RSO balance as of December 1, 2011.

Debt discount amortization. The debt discount is being amortized to interest expense over the expected term of the RSO at an effective interest rate of 14.4% for the year ended December 31, 2011.

Calculation of payment amounts. Amylin is required to make quarterly payments on the RSO in an amount equal to 15% of net sales for exenatide products for the immediate preceding calendar quarter. For the period commencing with December 1, 2011 through and including December 31, 2013, Amylin is obligated to make payments on the RSO equal to the greater of (i) 15% of net sales for exenatide products in the United States and, if control of an OUS jurisdiction has transitioned to Amylin from Lilly, net sales for exenatide products in those OUS jurisdictions, for the immediately preceding calendar quarter and (ii) 15% of 80% of a product revenue forecast that was mutually agreed upon by both Amylin and Lilly. In the event Amylin receives upfront or milestone payments from a third party in connection with an agreement with respect to exenatide products, Amylin is obligated to make payments on the RSO equal to 20% of such upfront or milestone payments. The minimum annual RSO payments Amylin could be required to make for the years ended December 31, 2012 and 2013 is $61.3 million and $86.5 million, respectively.

Provisions related to repayment. The repayment terms for the RSO contain provisions whereby the obligation under the RSO could change as described in Note 2. The RSO could be fully discharged in the event (i) BYDUREON is not approved by June 30, 2014 and (ii) in the event all exenatide products are removed from the US, all of Europe or both for safety or efficacy reasons and continuing for a period of four years. As discussed in Note 2, these options were accounted for as embedded derivatives. As indicated in Note 14, the FDA approved BYDUREON on January 27, 2012 therefore the provision related to BYDUREON approval has expired. The provision related to removal of exenatide products from the market for safety or efficacy reasons is considered to have a very low likelihood of occurrence. See the ***Fair Value Measurements*** discussion in Note 1, regarding the considerations associated with valuing these embedded derivatives as of December 31, 2011.

Security Agreement and Events of Default. In connection with the Termination Agreement, on November 7, 2011, Amylin, Amylin Ohio LLC and Lilly entered into a Security Agreement pursuant to which Amylin and Amylin Ohio LLC granted to Lilly, as collateral to secure the RSO, a security interest in intellectual property relating to the exenatide products, U. S. regulatory approvals relating to the exenatide products, certain third party license agreements, certain deposit accounts into which counterparties of such license agreements are required to make payments, certain third party supply agreements, inventory and a supply agreement for BYDUREON entered into between Amylin's wholly-owned subsidiary Amylin Ohio LLC and Amylin, collectively referred to as the Collateral. On November 7, 2011, Amylin Ohio LLC and Lilly entered into a Subsidiary Guarantee Agreement, or the Guarantee, pursuant to which Amylin Ohio LLC provided a guarantee of the Secured Obligations to Lilly. Any Amylin affiliate that owns Collateral is required to become a grantor under the Security Agreement and guarantee the RSO.

Under the terms of the promissory note an event of default would occur if Amylin fails to make RSO payments in accordance with the terms of the Termination Agreement, upon the occurrence of a bankruptcy or insolvency of Amylin or any of its affiliates party to the Security Agreement or providing a guarantee, if certain representations and warranties of Amylin and Amylin Ohio LLC are not true and correct in any material respects when made, or if Amylin breaches certain assignment provisions in the Termination Agreement, Note Agreement or Security Agreement. Upon the occurrence and continuance of an event of default under the Note, Lilly may declare all outstanding amounts under the Note due and payable and may exercise its rights with respect to the Collateral under the Security Agreement. The sole recourse in respect of the Secured Obligations under the Note, the Security Agreement and the Guarantee is limited to the Collateral. These features are not significant to the accounting for this instrument.

Convertible Senior Notes

The following table summarizes the principal amount of the liability component, the unamortized discount and net carrying amount of our convertible senior notes (in thousands):

	December 31, 2011	December 31, 2010
2004 Notes—Due April 15, 2011		
Principal amount	$ —	$ 200,000
2007 Notes—Due June 15, 2014		
Principal amount	575,000	575,000
Unamortized debt discount	(78,963)	(106,303)
Net carrying amount	496,037	468,697
Total convertible senior notes, net	496,037	668,697
Less current portion	—	(200,000)
Non-current portion	$ 496,037	$ 468,697

In April 2004, we issued an aggregate principal amount of $200 million of 2.5% convertible senior notes in a private placement, referred to as the 2004 Notes. The 2004 Notes matured and were repaid in full on April 15, 2011.

In June 2007, we issued the 2007 Notes in a private placement, which have an aggregate principal amount of $575 million, and are due June 15, 2014. The 2007 Notes are senior unsecured obligations and rank equally with all other existing and future senior unsecured debt. The 2007 Notes bear interest at 3.0% per year, payable in cash semi-annually, and are initially convertible into a total of up to 9.4 million shares of common stock at a conversion price of $61.07 per share, subject to the customary adjustment for stock dividends and other dilutive transactions. In addition, if a "fundamental change" (as defined in the associated indenture agreement) occurs prior to the maturity date, we will in some cases increase the conversion rate for a holder of notes that elects to convert our notes in connection with such fundamental change. The maximum conversion rate is 22.9252 ($43.62 per share), which would result in a maximum issuance 13.2 million shares of common stock if all holders converted at the maximum conversion rate.

The 2007 Notes will be convertible into shares of our common stock unless we elect net-share settlement. If we elect net-share settlement, we will satisfy the accreted value of the obligation in cash and will satisfy the excess of conversion value over the accreted value in shares of our common stock based on a daily conversion value, determined in accordance with the associated indenture agreement, calculated on a proportionate basis for each day of the relevant 20-day observation period. Holders may convert the 2007 Notes only in the following circumstances and to the following extent: (1) during the five business-day period after any five consecutive trading day period (the measurement period) in which the trading price per note for each day of such measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter after the calendar quarter ending March 31, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; (3) upon the occurrence of specified events; and (4) the 2007 Notes will be convertible at any time on or after April 15, 2014 through the scheduled trading day immediately preceding the maturity date.

Subject to certain exceptions, if we experience a "designated event" (as defined in the associated indenture agreement) including a "fundamental change," including if a majority of our Board of Directors ceases to be composed of a majority of the existing directors or other individuals approved by a majority of the existing directors, holders of the 2007 Notes will, for the duration of the notes, have the option to require us to repurchase all or any portion of their 2007 Notes. The designated event repurchase price will be 100% of the principal amount of the 2007 Notes to be purchased plus any accrued interest up to but excluding the relevant repurchase date. We will pay cash for all notes so repurchased. We may not redeem the Notes prior to maturity. The 2007 Notes have been registered under the Securities Act of 1933, as amended, to permit registered resale of the 2007 Notes and of the common stock issuable upon conversion of the 2007 Notes. The 2007 Notes pay interest in cash, semi-annually in arrears on June 15 and December 15 of each year, which began on December 15, 2007.

Since we have the option to elect net-share settlement upon conversion of the 2007 Notes, we account for the 2007 Notes in accordance with the authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion. In accordance with such guidance, we allocated $185.6 million of the fair value of the convertible debt instruments to equity. Additionally, of the total debt issuance costs of $16.3 million incurred in connection with the issuance of the 2007 Notes, $5.3 million was allocated to equity, resulting in total revised debt issuance costs of $11.0 million, and recorded a debt discount of $180.3 million. The carrying amount of the equity component of the 2007 Notes was $180.3 million at both December 31, 2011 and 2010. The debt discount and issuance costs are being amortized to interest expense over the term of the 2007 Notes, approximately two years of which remain as of December 31, 2011. The effective interest rate on the net carrying value of the 2007 Notes was 9.3% for the years ended December 31, 2011, 2010 and 2009.

The net book value of debt issuance costs as of December 31, 2011 and 2010 was $3.9 million and $5.4 million, respectively. Amortization expense associated with these debt issuance costs was $1.6 million for each of the years ended December 31, 2011, 2010 and 2009. The fair value of the 2007 Notes, determined by observed market prices within the Level 1 hierarchy, was $514.3 million and $501.7 million at December 31, 2011 and 2010 respectively.

Notes Payable

In October 2008, we and Lilly entered into a loan agreement pursuant to which Lilly made available to us a $165 million unsecured line of credit. In May 2011 we drew $165 million from this facility, referred to as the Note Payable to Lilly. The interest rate on the Note Payable to Lilly is fixed at 5.51% and is due and payable quarterly in arrears on the first business day of each quarter and the initial maturity date was May 23, 2014. In connection with the Termination Agreement, the Note Payable to Lilly was amended and restated effective November 7, 2011 ("the Amended Note Payable to Lilly"). Under the terms of the Amended Note Payable to Lilly, the maturity date was extended to June 30, 2016; the interest rate on the Amended Lilly Loan remains fixed at 5.51% and interest continues to be due and payable quarterly in arrears on the first business day of each quarter. As indicated in Note 2, a portion of the consideration paid in connection with the Termination Agreement represents the value Amylin received in connection with the extension of the maturity date of the Lilly Loan at a below market interest rate. The value representing the fee paid to extend the note at a below market interest rate was recorded as a discount on the Lilly Loan and will be accreted to interest expense over the remaining life of the loan.

In 2007, we entered into a $140 million credit agreement with Bank of America, N.A., or "Bank of America", as administrative agent, collateral agent and letter of credit issuer, Silicon Valley Bank and RBS Asset Finance, Inc., as syndication agents, and Comerica Bank and BMO Capital Markets Financing, Inc., as documentation agents. The credit agreement provided for a $125 million term loan and a $15 million revolving credit facility. The revolving credit facility also provided for the issuance of letters of credit and foreign exchange hedging up to the $15 million borrowing limit. Both loans had a final maturity date of December 21, 2010. In December 2010 the term loan was paid in full and foreign exchange hedging contracts were terminated.

Our domestic subsidiaries, Amylin Ohio LLC and Amylin Investments LLC, were co-borrowers under the credit agreement. The loans under the revolving credit facility were collateralized by substantially all of our (including the two domestic subsidiaries) assets (other than intellectual property and certain other excluded collateral). The term loan was repayable on a quarterly basis, with no payments due quarters one through four, 6.25% of the outstanding principal due quarters five through eleven, and 56.25% of the outstanding principal due in quarter 12. Interest on the term loan was paid quarterly on the unpaid principal balance at 1.75% above the three month London Interbank Offered Rate. We incurred debt issuance costs of $1.7 million in connection with the credit agreement, which were amortized to interest expense on a straight-line basis over the term of the credit agreement and were fully amortized as of December 31, 2011 and 2010. Amortization expense associated with these debt issuance costs was $0, $0.5 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In connection with the execution of the term loan, we entered into an interest rate swap with an initial notional amount of $125 million in 2007 that resulted in a fixed rate of 5.717%. The interest rate swap matured on December 21, 2010 therefore the instrument had no fair value as of December 31, 2010. For the year ended December 31, 2010, the recognized gain on the interest rate swap agreement was $2.8 million. For the year ended December 31, 2009, the recognized gain on the interest rate swap was $2.2 million. Recognized gains and losses on the interest rate swap are included in interest and other expense.

In December 2011, we entered into an Amended and Restated Letter of Credit and Cash Collateral Agreement with Bank of America which provides for the issuance of letters of credit under which we agreed to deliver cash collateral to Bank of America in the amount of $10.5 million. As of December 31, 2011 we had issued $10.3 million of standby letters of credit, primarily in connection with office leases.

Maturities

Maturities on long-term debt for each of the next five years as of December 31, 2011 are as follows (in thousands):

	December 31, 2011
2012	$ 61,295
2013	86,454
2014	652,655
2015	77,655
2016	242,655

The annual payments on the RSO vary depending upon net sales of exenatide products. The maturities for 2012 and 2013 include the minimum contractual RSO payments required under the Termination Agreement. Given the uncertainty regarding future net sales levels of exenatide, the RSO maturities for 2014 through 2016 were calculated assuming total exenatide net sales in each of those years remains equal to the 2011 net BYETTA sales.

9. Stockholders' Equity

Stock-based Compensation Plans

Stock Options and Restricted Stock Units

We have two plans under which we currently grant stock options, restricted stock or restricted stock units: the 2009 Equity Incentive Plan, or the 2009 Plan, and the 2003 Non-Employee Directors' Stock Option Plan, or the 2003 Directors' Plan. The 2009 Plan replaced the 2001 Stock Option Plan, or the 2001 Plan. Options granted under the 2001 Plan remain outstanding until exercised or cancelled. Under the 2003 Directors' Plan, non-qualified stock options and restricted stock may be granted to our non-employee directors. The 2003 Directors' Plan provides for automatic stock option grants to non-employee directors upon their initial appointment or election to our Board of Directors which are issued from shares authorized under the 2009 Plan. Both the 2009 Plan and the 2003 Directors' Plan provide that the number of shares of common stock available for issuance shall be reduced by a ratio of 1.5-to-1.0 for each share of common stock issued pursuant to a restricted stock award.

To date, stock-based compensation awards under the 2001 Plan, the 2003 Directors' Plan and the 2009 Plan consist of incentive and non-qualified stock options and restricted stock units. Stock options granted under each of the plans must have an exercise price equal to at least 100% of the fair market value of our common stock on the date of grant and generally vest over four years. Stock options granted prior to October 10, 2007 have a maximum contractual term of ten years and stock options granted after October 10, 2007 have a maximum contractual term of seven years. Restricted stock units granted under each of the plans are generally performance based awards, and vest upon the achievement of defined performance targets. At December 31, 2011, an aggregate of 27.3 million shares were reserved for future issuance under our stock option plans, of which 7.7 million shares were available for future grants.

The following table summarizes our stock option activity and related information for the year ended December 31, 2011:

	Shares (thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Options outstanding at December 31, 2010	17,505	$ 24.19		
Granted	3,199	$ 14.82		
Exercised	(430)	$ 8.54		
Cancelled/Forfeited	(2,734)	$ 24.30		
Options outstanding at December 31, 2011	17,540	$ 22.84	4.08	$ 3,972
Options exercisable at December 31, 2011	12,765	$ 25.67	3.56	$ 2,706
Options vested and expected to vest at December 31, 2011	17,540	$ 22.84	4.08	$ 3,972

The total intrinsic value of stock options exercised was $1.5 million, $4.0 million and $2.8 million during the years ended December 31, 2011, 2010 and 2009, respectively. We received cash from the exercise of stock options of $3.2 million, $9.2 million and $4.6 million during the years ended December 31, 2011, 2010 and 2009, respectively. We did not record any tax benefits related to the exercise of employee stock options due to our net loss position. Upon option exercise, we issue new shares of our common stock.

At December 31, 2011, total unrecognized estimated non-cash, stock-based compensation expense related to nonvested stock options granted prior to that date was $26.3 million, with a weighted-average amortization period of 2.3 years. We record non-cash, stock-based compensation expense for options with pro-rata vesting on a straight-line basis over the awards' vesting period.

The following table summarizes our restricted stock unit activity for the year ended December 31, 2011:

	Shares (thousands)	Weighted-Average Grant Date Fair Value
Restricted stock units outstanding at December 31, 2010	1,107	$ 14.30
Granted	497	$ 14.13
Vested	(25)	$ 14.10
Cancelled/Forfeited	(215)	$ 14.25
Restricted stock units outstanding at December 31, 2011	1,364	$ 14.16

The fair value of the restricted stock units is based on the market value of our stock on the date of grant. Compensation expense, net of the effect of estimated forfeitures, is recognized ratably over the expected vesting period. At December 31, 2011, total unrecognized estimated non-cash, stock based compensation expense related to nonvested restricted stock units outstanding as of that date was $3.2 million, with a weighted-average amortization period of 1.1 years.

Employee Stock Purchase Plan

Our 2001 Employee Stock Purchase Plan, or the 2001 Purchase Plan, enables participants to contribute up to 15% of their eligible compensation for the purchase of our common stock at the lower of 85% of the fair market value of our common stock (i) on the employee's enrollment date or (ii) the purchase date. The terms of any offerings under the 2001 Purchase Plan are established by the Compensation and Human Resources Committee of the Board of Directors. In April 2010, the Compensation and Human Resources Committee approved a series of four consecutive six-month offerings commencing on September 1, 2010. As of December 31, 2011, 0.5 million shares were reserved for future issuance under the 2001 Purchase Plan.

The total intrinsic value of purchase rights exercised was $1.0 million, $3.6 million and $1.1 million during the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, total unrecognized non-cash, compensation expense for nonvested purchase rights granted prior to that date was $0.4 million, with a weighted-average amortization period of 0.2 years.

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance at December 31, 2011 (in thousands):

Stock Option Plans	27,289
Employee Stock Purchase Plan	547
Convertible Senior Notes	9,416
	37,252

Shareholder Rights Plan

In June 2002, we adopted a Preferred Share Purchase Rights Plan (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of our common stock, par value $0.001 per share, held of record at the close of business on June 28, 2002. The Rights are not currently exercisable. Under certain conditions involving an acquisition or proposed acquisition by any person or group of 15% or more of our common stock, the Rights permit the holders (other than the 15% holder) to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares") at a price of $100 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a share of Preferred Shares has designations and powers, preferences and rights and the qualifications, limitations and restrictions which make our value approximately equal to the value of one share of our common stock. Under certain conditions, the Rights are redeemable by our Board of Directors in whole, but not in part, at a price of $0.001 per Right.

10. Benefit Plans

Defined Contribution 401(k) Plan

We have a defined contribution 401(k) plan for the benefit of all eligible employees. Active employees who are at least 18 years old and are not otherwise disqualified under the terms of the 401(k) plan are eligible to participate. Discretionary matching contributions are based on a percentage of employee contributions and are funded by newly issued shares of our common stock. Participants vest in the employer matching contributions over four years of service, at 25% for one year or more of service but less than two years, at 50% for two years or more of service but less than three years, at 75% for three years or more of service but less than four years, and 100% for four or more years of service. Any forfeitures of non-vested amounts shall be used to pay administrative plan expenses, to restore any rehired employees who previously forfeited their non-vested balance under certain circumstances, or shall be used to reduce future employer contributions and shall be allocated to the participant accounts. We recorded expense of $3.2 million, $3.8 million and $3.9 million for matching contributions in the years ended December 31, 2011, 2010 and 2009, respectively.

Deferred Compensation Plans

In August 1997, we adopted a Non-Employee Directors' Deferred Compensation Plan (the "Directors' Deferral Plan") that permits participating non-employee directors to elect, on an annual basis, to defer all or a portion of their cash compensation in a deferred stock account, pursuant to which the deferred fees are credited in the form of phantom shares of our common stock, based on the market price of the stock at the time the fees are earned. Deferred amounts are valued at the fair market value of our common stock at each reporting date and are included in accrued compensation in the accompanying consolidated balance sheets. Upon termination of service the director's account is settled in either cash or stock, at our discretion. In connection with this plan we recorded expense of $0.8 million, $0.8 million and $0.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

We adopted a Deferred Compensation Plan in April 2001 which allows officers to defer up to 80% and directors to defer up to 100% of their eligible annual compensation. The trust assets, consisting of primarily cash, mutual funds and equity securities are recorded at current market prices. The company-owned assets are placed in a "rabbi trust" and are included in other current assets in the accompanying consolidated balance sheets. The trust assets had a fair value of $8.2 million and $8.5 million at December 31, 2011 and 2010, respectively, including unrealized losses of approximately $1.6 million and $1.1 million at December 31, 2011 and 2010, respectively. Unrealized gains and losses on the trust assets are included in accumulated other comprehensive loss in the accompanying consolidated balance sheets. The corresponding liability was $8.2 million and $8.5 million at December 31, 2011 and 2010, respectively, of which $7.7 million and $7.8 million are included in other long-term liabilities, net of current portion in the accompanying consolidated balance sheets at December 31, 2011 and 2010, respectively. The current portion of the corresponding liability is included in accrued compensation in the accompanying consolidated balance sheets at December 31, 2011 and 2010. Total contributions to this plan, consisting solely of compensation deferred by participants, were $0.7 million, $1.5 million and $1.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Employee Stock Ownership Plan

In December 2007, we adopted the Employee Stock Ownership Plan, or ESOP. Active employees who are at least 18 years old and have met minimum service requirements and are not otherwise disqualified under the terms of the ESOP are eligible to participate. Each participant has an ESOP account into which we make mandatory annual contributions in the form of shares of our common stock equal to 10% of a participant's plan year eligible compensation. We may make additional discretionary contributions for any plan year, and total contributions are limited to the lesser of 100% of a participant's plan year eligible compensation and limitations established by the Internal Revenue Service Code (IRS Code). A participant's eligible compensation primarily includes wages and bonus.

Participants vest in their accounts over four years of service, at 25% for one year or more of service but less than two years, at 50% for two years or more of service but less than three years, at 75% for three years or more of service but less than four years, and 100% for four years or more of service. Any forfeitures of non-vested amounts shall be used to restore any rehired employees who previously forfeited their non-vested balance under certain circumstances, or shall be used to reduce future employer contributions and shall be allocated to the participant accounts. Distributions generally are made only upon termination of employment and as necessary by regulatory requirements.

Shares committed to be released or that have been allocated to participant accounts are treated as outstanding shares for calculating earnings per share. The ESOP held 4.1 million shares at December 31, 2011, of which 0.4 million were unvested and had a fair value of $4.8 million. We recorded ESOP expense of $13.3 million, $15.9 million and $16.3 million for the years ended December 31, 2011, 2010 and 2009, respectively, for our contribution.

11. Interest and other expense, net

The following table summarizes the components of interest and other expense, net for the three years ended December 31, 2011 (in thousands):

	Year ended December 31,		
	2011	2010	2009
Interest and other income	$ 1,901	$ 2,698	$ 7,768
Interest and other expense	(38,090)	(28,070)	(19,300)
Loss on fair value adjustments	(15,751)	—	—
Loss on impairment of investments	—	(198)	(1,377)
Total interest and other expense, net	$(51,940)	$(25,570)	$(12,909)

The following table summarizes the interest expense we capitalized associated with construction in progress for the three years ended December 31, 2011 (in thousands):

	Year ended December 31,		
	2011	2010	2009
Coupon interest expense	$11,547	$11,521	$15,604
Non-cash interest from debt discount	15,248	14,383	17,676
Total capitalized interest	$26,795	$25,904	$33,280

12. Litigation

From time to time in the ordinary course of business, we become involved in various lawsuits, claims and proceedings relating to the conduct of our business, including those pertaining to product liability, patent infringement and employment claims. As of December 31, 2011, we and Lilly were involved in product liability cases involving plaintiffs in various courts in the United States. Additionally, plaintiffs who previously filed cases have subsequently dismissed their cases or claims without prejudice. These cases have been brought by individuals who allege they have used BYETTA. They generally seek compensatory and punitive damages for alleged injuries, consisting primarily of pancreatitis, and in some cases, wrongful death. Most of the cases are pending in California state court, where the Judicial Council has granted our petition for a "coordinated proceeding" for all California state court cases alleging harm allegedly as a result of BYETTA use. We also have received notice from plaintiff's counsel of additional claims by individuals who have not filed suit. While we cannot reasonably predict the outcome of any lawsuit, claim or proceeding, we and Lilly intend to vigorously defend these matters. However, if we are unsuccessful in our defense, these matters could result in a material adverse impact to our financial position and results of operations.

13. Income Taxes

We have net deferred tax assets relating primarily to net operating loss carryforwards. Subject to certain limitations, these deferred tax assets may be used to offset taxable income in future periods. Since we have been unprofitable since inception and the likelihood of future profitability is not assured, we have provided a valuation allowance for most of these deferred tax assets in our consolidated balance sheets at December 31, 2011 and 2010, respectively. If we determine that we are able to realize a portion or all of these deferred tax assets in the future, we will record an adjustment to increase their recorded value and a corresponding adjustment to increase income or additional paid in capital, as appropriate, in that same period.

We recognize the impact of a tax position in our financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. We provide estimates for unrecognized tax benefits which relate primarily to issues common among corporations in our industry. We apply a variety of methodologies in making these estimates which include advice from industry and subject experts, evaluation of public actions taken by the Internal Revenue Service and other taxing authorities, as well as our own industry experience. If our estimates are not representative of actual outcomes, our results could be materially impacted.

The provision (benefit) for income taxes includes the following (in thousands):

	Years ended December 31,		
	2011	2010	2009
Current (benefit) provision:			
Federal	$	$(514)	$(2,027)
State	35	36	34
Foreign	—	—	—
Total current (benefit) provision	35	(478)	(1,993)
Deferred (benefit) provision:			
Federal	—	—	—
State	26	26	26
Foreign	—	—	—
Total deferred provision	26	26	26
Total (benefit) provision	$ 61	$(452)	$(1,967)

These amounts are included in interest and other expense in the accompanying consolidated statements of operations.

The 2010 current Federal income tax benefit reflects the operation of the intraperiod tax allocation rules under which a tax benefit is provided in continuing operations to offset a tax provision recorded directly to other comprehensive income related to current unrealized gains on investment securities available for sale. The 2009 current Federal income tax benefit reflects refundable research credits and the refund of alternative minimum taxes from the carryback of net operating losses. The Housing and Economic Recovery Act of 2008 (P.L. 110-289), enacted on July 30, 2008, and extended through 2009 by the American Recovery and Reinvestment Act of 2009, provided for the acceleration of a portion of unused pre-2006 research credits and alternative minimum tax credits in lieu of claiming the 50% bonus depreciation allowance enacted in the Economic Stimulus Act of 2008.

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes and the net tax effects of net operating loss and credit carryforwards. Significant components of our deferred tax assets as of December 31, 2011 and 2010 are shown below (in thousands). A valuation allowance of $868.1 million was recognized at December 31, 2011 to offset the deferred tax assets, as realization of such assets has not met the more likely than not threshold required under current accounting guidance. Included in the gross deferred tax assets below are pre-January 1, 2006 stock option deductions that, when recognized, are estimated to increase additional paid in capital by $21.7 million.

	2011	2010
Deferred tax assets:		
Net operating loss carryforwards	$515,963	$465,192
Research tax credits	65,978	60,918
Capitalized research and development expenses	37,913	50,489
Accrued expenses	83,921	71,984
Deferred revenue	23,470	71,046
Reacquisition of economic interest in exenatide products	159,937	—
Stock-based compensation expense	36,381	32,944
Other, net	17,807	16,576
Total deferred tax assets	941,370	769,149
Valuation allowance for deferred tax assets	(868,145)	(704,119)
Total deferred tax assets after valuation allowance	73,225	65,030
Deferred tax liabilities:		
Convertible debt discount	(29,333)	(39,489)
Fixed assets	(42,875)	(24,501)
Other, net	—	—
Total deferred tax liabilities	(72,208)	(63,990)
Net deferred tax asset after valuation allowance	$ 1,017	$ 1,040

The net deferred tax assets are included in other long-term assets in the accompanying consolidated balance sheets.

Following is a summary of our Federal net operating loss carryforwards, Federal research tax credit carryforwards and California net operating loss carryforwards at December 31, 2011 (in thousands):

	Federal net operating loss carryforwards	California net operating loss carryforwards	Federal research and development tax credit carryforwards
Expiring within one year	$ 402	$ —	$ 1,881
After 1 but within 5 years	—	415,782	—
After 5 but within 10 years	177,820	105,174	8,715
After 10 years	1,363,175	132,804	56,788
	$ 1,541,397	$ 653,760	$ 67,384

We experienced changes in control that triggered the limitations of Section 382 of the Internal Revenue Code on our net operating loss carryforwards. The Section 382 limitations were immaterial to our total net operating losses and are reflected in the net operating loss of approximately $1.5 billion presented above.

At December 31, 2011, we had Federal net operating loss carryforwards of approximately $1.5 billion, which begin to expire at the end of 2012. We also have California net operating loss carryforwards of $653.8 million, which begin to expire at the end of 2014, and other state net operating loss carryforwards of approximately $339.8 million, which begin to expire at the end of 2012. The difference between the Federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes, the prior years' limitation on California loss carryforwards and apportionment of losses to other states. We have Federal research tax credit carryforwards of $67.4 million, which began to expire at the end of 2011, and California research tax credit carryforwards of $29.8 million, which carry forward indefinitely.

The reconciliation between our effective tax rate and the federal statutory rate is as follows:

	Tax rate for the years ended December 31,		
	2011	2010	2009
Federal statutory rate applied to net loss before income tax (benefit) provision	(35.0)%	(35.0)%	(35.0)%
State taxes	(0.1)%	(3.5)%	2.4%
Research and development tax credits	(0.8)%	(0.9)%	0.1%
Stock-based compensation	1.4%	5.6%	6.4%
Expiring federal net operating losses	2.5%	5.0%	5.4%
Reacquisition of economic interest in exenatide products	2.1%	—	—
Increase in valuation allowance	30.2%	27.8%	17.1%
Other	(0.2)%	0.7%	2.6%
Effective tax rate	0.1%	(0.3)%	(1.0)%

The state tax effects during 2009 include a 5.4% increase in the effective state tax rate (fully offset by a decrease in valuation allowance) relating to a decrease to certain deferred tax assets as a result of a California tax law change that was enacted in February 2009. This change allows an elective single sales factor for state apportionment for taxable years beginning on or after January 1, 2011. We expect to benefit from the California single sales factor election for apportioning income for years 2011 and beyond. As a result of our anticipated election of the single sales factor, we have re-measured our deferred tax assets taking into account the expected reduced California apportionment factor under the elective single sales factor.

Because we adopted the provisions of fair value method of accounting for stock-based compensation arrangements effective January 1, 2006, we recognize excess tax benefits associated with stock-based compensation directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from excess tax benefits occurring from January 1, 2006 onward. A windfall tax benefit occurs when the actual tax benefit realized upon an employee's disposition of a stock- based award exceeds any existing deferred tax asset associated with the award. At December 31, 2011, deferred tax assets do not include $45.6 million of excess tax benefits from stock-based compensation.

Income taxes paid during the years ended December 31, 2011, 2010 and 2009 totaled $22 thousand, $28 thousand and $43 thousand, respectively.

The reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	December 31,		
	2011	2010	2009
Reconciliation of unrecognized tax benefits:			
Unrecognized tax benefits related to reductions in tax losses and credits as of the beginning of the year	$44,329	$36,305	$22,441
Increase (decrease) in unrecognized tax benefits related to reductions in tax losses and credits as a result of tax positions taken during a prior period	775	(262)	2,752
Increase in unrecognized tax benefits related to reductions in tax losses and credits as a result of tax positions taken during the current period	14,419	8,286	11,112
Unrecognized tax benefits related to reductions in tax losses and credits as of the end of the year	$59,523	$44,329	$36,305

The balance of unrecognized tax benefits at December 31, 2011 of $59.5 million are tax benefits that, if recognized, would not affect our effective tax rate as long as they remain subject to a full valuation allowance. The net effect on the deferred tax assets and corresponding decrease in the valuation allowance at December 31, 2011, 2010 and 2009 resulting from unrecognized tax benefits is $51.3 million, $36.1 million and $28.3 million, respectively. We have not recognized any accrued interest and penalties related to unrecognized tax benefits during the years ended December 31, 2011, 2010 and 2009. We will elect a treatment for interest and penalties when they occur. We are subject to taxation in the United States and various state jurisdictions. Effectively all of our historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions due to the generation of net operating loss and credit carryforwards. We do not foresee any material changes to unrecognized tax benefits within the next twelve months.

14. Subsequent Event

On January 27, 2012 Amylin announced that the US FDA approved BYDUREON, the first once-weekly treatment for type 2 diabetes. BYDUREON is a glucagon-like peptide-1 (GLP-1) receptor agonist indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes in multiple clinical settings.

15. Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2011 and 2010 are as follows (in thousands, except per share data):

	For the quarters ending			
	March 31	June 30	September 30	December 31
2011:				
Net product sales	$150,839	$154,789	$ 155,075	$ 160,867
Revenues under collaborative agreements	1,875	3,276	19,889	4,068
Gross profit from product sales	138,295	142,946	143,404	148,549
Restructuring	2,858	126	2,499	1,707
Net costs associated with reacquisition of economic interest in exenatide products	—	—	—	431,587
Net loss	(37,324)	(31,408)	(13,196)	(461,471)
Basic and diluted net loss per share(1)	$ (0.26)	$ (0.22)	$ (0.09)	$ (3.15)
2010:				
Net product sales	$172,261	$162,511	$ 154,026	$ 162,315
Revenues under collaborative agreements	1,875	1,875	2,075	11,875
Gross profit from product sales	151,759	148,049	141,346	148,272
Restructuring	—	3,424	6,028	7,328
Net loss	(38,203)	(44,196)	(50,732)	(19,182)
Basic and diluted net loss per share(1)	$ (0.27)	$ (0.31)	$ (0. 35)	$ (0.13)

(1) Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per-share calculations will not necessarily equal the annual per share calculation.

AMYLIN PHARMACEUTICALS, INC

Schedule II: Valuation Accounts

(in thousands)

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2011				
Inventory reserve	$ 1,373	—	1,372	$ 1
Accounts receivable allowances(1)	$ 21,227	49,719	45,994	$ 24,952
Year ended December 31, 2010				
Inventory reserve	$ 297	1,710	634	$ 1,373
Accounts receivable allowances(1)	$ 20,295	48,337	47,405	$ 21,227
Year ended December 31, 2009				
Inventory reserve	$ 5,101	1,007	5,811	$ 297
Accounts receivable allowances(1)	$ 15,041	44,783	39,529	$ 20,295

(1) Allowances for prompt payment, product returns, doubtful accounts and chargebacks.

AMYLIN®

Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121 USA

Tel (858) 552 2200
Fax (858) 552 2212
www.amylin.com